Filed Pursuant to Rule 424(b)(3)
Registration No. 333-292000

To the Stockholders of Terex Corporation
and the Stockholders of REV Group, Inc.
TRANSACTION PROPOSED—YOUR VOTE IS IMPORTANT
On behalf of the Boards of Directors of Terex Corporation (“Terex”) and REV Group, Inc. (“REV”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the strategic merger of REV and Terex. We are requesting that you take certain actions as a holder of Terex common stock or as a holder of REV common stock.
The Boards of Directors of Terex and REV have each approved an agreement providing for the strategic merger of REV and Terex. Pursuant to the Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), dated as October 29, 2025, by and among Terex, REV, Tag Merger Sub 1 Inc. (“Merger Sub 1”) and Tag Merger Sub 2 LLC (“Merger Sub 2”), among other things, (i) Merger Sub 1 will be merged with and into REV (the “first merger”), whereupon the separate existence of Merger Sub 1 will cease, and REV will continue as the surviving corporation of the first merger and a direct wholly owned subsidiary of Terex and (ii) immediately after the first merger, REV will be merged with and into Merger Sub 2 (the “second merger” and, together with the first merger, the “mergers”), whereupon the separate existence of REV will cease, and Merger Sub 2 will continue as the surviving entity of the second merger and a direct wholly owned subsidiary of Terex.
Pursuant to the Merger Agreement, at the effective time of the first merger (the “first effective time”) and subject to certain exceptions, each share of common stock, par value $0.001 per share, of REV (“REV common stock”), issued and outstanding immediately prior to the first effective time will be converted into the right to receive, in accordance with and subject to the terms, conditions and procedures in the Merger Agreement, (i) 0.9809 shares of common stock, par value $0.01 per share, of Terex (“Terex common stock”), and (ii) $8.71 in cash, together with cash in lieu of any fractional shares of Terex common stock (the foregoing, the “merger consideration”), in each case without interest and subject to any required tax withholding. No fractional shares of Terex common stock will be issued in the mergers, and holders of REV common stock will receive cash in lieu of any fractional shares of Terex common stock.
Based on the closing price per share of Terex common stock on October 29, 2025, the last trading day before the public announcement of the mergers, of $55.98, the merger consideration represented approximately $63.62 in implied value for each share of REV common stock. The closing price per share of REV common stock on October 29, 2025 was $59.98. Based on the closing price per share of Terex common stock of $54.69 on December 22, 2025, the most recent practicable trading day prior to the date of this joint proxy statement/prospectus, the merger consideration represented approximately $62.36 in implied value for each share of REV common stock. The closing price per share of REV common stock on December 22, 2025 was $62.14. Terex common stock is listed on the New York Stock Exchange (“NYSE”) under the trading symbol “TEX”, and REV common stock is listed on the NYSE under the trading symbol “REVG”.
Based on the fully diluted shares of Terex and REV as of the date of the Merger Agreement, we estimate that, immediately following completion of the mergers, holders of REV common stock will own approximately 42% of the common stock of Terex and that holders of Terex common stock will own approximately 58% of the common stock of Terex, in each case, on a fully diluted basis.
A special meeting of holders of Terex common stock will be held live on the internet in a virtual meeting format at www.virtualshareholdermeeting.com/TEREX2026SM, on January 28, 2026, at 10:00 a.m., Eastern time (the “Terex special meeting”). At the Terex special meeting, the Terex stockholders will be asked to vote on (i) a proposal to approve the issuance of shares of Terex common stock to the REV stockholders pursuant to the Merger Agreement (the “Terex stock issuance proposal”) and (ii) a proposal to approve the adjournment of the Terex special meeting to solicit additional proxies if there are not sufficient votes at the time of the Terex special meeting to approve the Terex stock issuance proposal (the “Terex adjournment proposal”).

Approval of the Terex stock issuance proposal requires the affirmative vote of the holders of a majority of the votes cast by Terex stockholders present in person or represented by proxy at the Terex special meeting and approval of the Terex adjournment proposal requires the affirmative vote of holders of a majority of the shares of Terex common stock held by Terex stockholders present in person or represented by proxy at the Terex special meeting. The mergers cannot be completed without the approval of the Terex stock issuance proposal. For the avoidance of doubt, approval of the Terex adjournment proposal is not a condition to the Closing or otherwise required to effectuate the mergers. Terex does not intend to call a vote on the Terex adjournment proposal if the Terex stock issuance proposal is approved at the Terex special meeting.
A special meeting of holders of REV common stock will be held live on the internet in a virtual meeting format at www.virtualshareholdermeeting.com/REVG2026SM, on January 28, 2026, at 10:00 a.m., Eastern time. At the REV special meeting, REV stockholders will be asked to vote on (i) a proposal to adopt the Merger Agreement and approve the first merger (the “REV merger proposal”), (ii) a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to REV’s named executive officers that is based on or otherwise relates to the mergers (the “REV advisory compensation proposal”) and (iii) a proposal to approve the adjournment of the REV special meeting to solicit additional proxies if there are not sufficient votes at the time of the REV special meeting to approve the REV merger proposal (the “REV adjournment proposal”).
Approval of the REV merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of REV common stock entitled to vote on such proposal. Approval of the REV advisory compensation proposal, on a non-binding advisory basis, and the REV adjournment proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively by REV stockholders present in person or represented by proxy at the REV special meeting. The mergers cannot be completed without the approval of the REV merger proposal. For the avoidance of doubt, neither the approval of the REV advisory compensation proposal nor the approval of the REV adjournment proposal is a condition to the Closing or otherwise required to effectuate the mergers. REV does not intend to call a vote on the REV adjournment proposal if the REV merger proposal and the REV advisory compensation proposal are approved at the REV special meeting.
The Board of Directors of Terex has determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of Terex common stock in connection with the mergers, are fair to, and in the best interests of, Terex and its stockholders and recommends that its stockholders vote “FOR” the proposals to be presented at the special meeting of holders of Terex common stock, including the Terex stock issuance proposal.
The Board of Directors of REV has determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, are fair to, and in the best interests of, REV and its stockholders and recommends that its stockholders vote “FOR” the proposals to be presented at the special meeting of holders of REV common stock, including the REV merger proposal.
YOUR VOTE IS IMPORTANT. The transactions contemplated by the Merger Agreement cannot be completed unless stockholders of Terex common stock approve the issuance of Terex common stock in connection with the mergers and stockholders of REV common stock adopt the Merger Agreement and approve the first merger. Whether or not you plan to attend the applicable special meeting, please vote as soon as possible to make sure that your shares are represented. Submitting a proxy now will not prevent you from being able to vote in person at your special meeting if you are otherwise eligible to vote at such meeting. Information about these meetings and the mergers is contained in the accompanying joint proxy statement/prospectus. In particular, see the section entitled “Risk Factors” beginning on page 26. You also can obtain information about Terex and REV from documents that each has filed with the U.S. Securities and Exchange Commission (the “SEC”). Please see “Where You Can Find More Information” beginning on page 151 for how you may obtain such information. We urge you to read the accompanying joint proxy statement/prospectus carefully and in its entirety.

David A. Sachs	Jean Marie “John” Canan

Non-Executive Chairman of the Board of Directors	Non-Executive Chairman of the Board of Directors
Terex Corporation	REV Group, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the mergers or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.
The accompanying joint proxy statement/prospectus is dated December 23, 2025 and is first being mailed to holders of Terex common stock and holders of REV common stock on or about December 23, 2025.

Terex Corporation
301 Merritt 7, 4th Floor
Norwalk, Connecticut 06851
Notice of Special Meeting of Stockholders
To the Stockholders of Terex Corporation:
NOTICE IS HEREBY GIVEN that a special meeting of holders of common stock, par value $0.01 per share (“Terex common stock”), of Terex Corporation (“Terex and such meeting, the “Terex special meeting”) will be held live on the internet in a virtual meeting format at www.virtualshareholdermeeting.com/TEREX2026SM (the “Terex special meeting website”), on January 28, 2026, at 10:00 a.m., Eastern time. We are pleased to notify you of and invite you to the Terex special meeting.
On October 29, 2025, Terex, REV Group, Inc. (“REV”), Tag Merger Sub 1 Inc. and Tag Merger Sub 2 LLC entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.
At the Terex special meeting, you will be asked to consider and vote on the following matters:
•	Proposal to approve the issuance of shares of Terex common stock to holders of REV common stock pursuant to the Merger Agreement (the “Terex stock issuance proposal”); and
•
Proposal to approve the adjournment of the Terex special meeting to solicit additional proxies if there are not sufficient votes at the time of the Terex special meeting to approve the Terex stock issuance proposal (the “Terex adjournment proposal”).

The Terex Board has fixed the close of business on December 16, 2025 as the record date for the Terex special meeting. Only holders of record of Terex common stock as of the close of business on the record date for the Terex special meeting are entitled to notice of, and to vote at, the Terex special meeting or any adjournment or postponement thereof.
The Terex Board unanimously recommends that holders of Terex common stock vote (i) “FOR” the Terex stock issuance proposal, and (ii) “FOR” the Terex adjournment proposal.
Your vote is important. We cannot complete the transactions contemplated by the Merger Agreement unless holders of Terex common stock approve the Terex stock issuance proposal. Approval of the Terex stock issuance proposal requires the affirmative vote of the holders of a majority of the votes cast by Terex stockholders present in person or represented by proxy at the Terex special meeting and approval of the Terex adjournment proposal requires the affirmative vote of holders of a majority of the shares of Terex common stock held by Terex stockholders present in person or represented by proxy at the Terex special meeting. The mergers cannot be completed without the approval of the Terex stock issuance proposal. For the avoidance of doubt, approval of the Terex adjournment proposal is not a condition to the Closing or otherwise required to effectuate the mergers. Terex does not intend to call a vote on the Terex adjournment proposal if the Terex stock issuance proposal is approved at the Terex special meeting. You are encouraged to read this entire document carefully.
Each copy of the joint proxy statement/prospectus mailed to holders of Terex common stock is accompanied by a form of proxy card with instructions for voting.
You will be able to attend the Terex special meeting by visiting the Terex special meeting website and entering a 16-digit control number. If you hold your shares of Terex common stock as a holder of record, your 16-digit control number will be printed on your proxy card. If instead you hold your shares of Terex common stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee may provide you with your 16-digit control number on the voting instruction form it furnishes to you; otherwise, you should contact your bank, broker or other nominee (preferably at least five business days before the date of the Terex special meeting) to obtain a legal proxy that will permit you to attend, and vote at, the Terex special meeting. If you join the Terex special meeting by using your 16-digit control number or obtaining a legal proxy and logging in to the Terex special meeting website, you will be able to attend the Terex special meeting and vote your shares online during the Terex special meeting.

Please vote as promptly as possible, whether or not you expect to attend the Terex special meeting via the Terex special meeting website. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished by the bank, broker or other nominee. If you hold shares in your own name, please submit a proxy to have your shares voted as promptly as possible by (i) visiting the website address shown on your proxy card and following the instructions to vote online, (ii) dialing the toll-free number shown on your proxy card and following the instructions to vote by telephone or (iii) completing, dating, signing and returning your proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Terex special meeting if you later decide not to attend or become unable to attend. Submitting a proxy will also help to secure a quorum and avoid added solicitation costs. Submitting a proxy will not prevent you from voting at the Terex special meeting via the Terex special meeting website; any stockholder who is present at the Terex special meeting via the Terex special meeting website may vote, thereby revoking any previously submitted proxy. In addition, a proxy may also be revoked in writing before the Terex special meeting in the manner described in the accompanying joint proxy statement/prospectus.
The accompanying joint proxy statement/prospectus provides a detailed description of the Merger Agreement and the mergers contemplated thereby. A summary of the Merger Agreement is included in the joint proxy statement/prospectus in the section entitled “The Merger Agreement,” and a copy of the Merger Agreement is attached as Annex A to the joint proxy statement/prospectus. The joint proxy statement/prospectus, including the annexes thereto, is incorporated by reference into this notice to the same extent as if fully set forth herein. We encourage you to carefully read the joint proxy statement/prospectus (including the annexes thereto) and any documents incorporated by reference therein in their entirety.
If you have any questions regarding the accompanying joint proxy statement/prospectus, you may contact Innisfree, Terex’s proxy solicitor:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Banks and Brokers Call: (212) 750-5833
Stockholders and All Others Call Toll Free: (877) 800-5182
Your vote is very important, regardless of the number of shares of Terex common stock you own. The mergers cannot be completed unless stockholders of Terex approve the Terex stock issuance proposal. Whether or not you plan to attend the Terex special meeting, please submit a proxy to vote your shares as promptly as possible to make sure that your shares are represented at the Terex special meeting.

By Order of the Board of Directors

Scott J. Posner
Vice President, Secretary and General Counsel
Terex Corporation

REV Group, Inc.
245 South Executive Drive, Suite 100
Brookfield, Wisconsin 53005
Notice of Special Meeting of Stockholders
To the Stockholders of REV Group, Inc.:
NOTICE IS HEREBY GIVEN to the stockholders of REV Group, Inc. (“REV”) that a special meeting of holders of common stock, $0.001 par value, of REV (“REV common stock,” and such meeting, the “REV special meeting”) will be held live on the internet in a virtual meeting format at www.virtualshareholdermeeting.com/REVG2026SM (the “REV special meeting website”), on January 28, 2026, at 10:00 a.m., Eastern time. We are pleased to notify you of and invite you to the REV special meeting.
On October 29, 2025, REV, Terex Corporation (“Terex”), Tag Merger Sub 1 Inc. (“Merger Sub 1”) and Tag Merger Sub 2, LLC (“Merger Sub 2”) entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus. The Merger Agreement provides, among other things, that, on the terms and subject to the conditions set forth therein (i) Merger Sub 1 will be merged with and into REV (the “first merger”), whereupon the separate existence of Merger Sub 1 will cease, and REV will continue as the surviving corporation of the first merger and a direct wholly owned subsidiary of Terex and (ii) immediately after the first merger, REV will be merged with and into Merger Sub 2 (the “second merger” and, together with the first merger, the “mergers”), whereupon the separate existence of REV will cease, and Merger Sub 2 will continue as the surviving entity of the second merger and a direct wholly owned subsidiary of Terex.
At the REV special meeting, you will be asked to consider and vote on the following matters:
(1)	a proposal to adopt the Merger Agreement and approve the first merger (the “REV merger proposal”);
(2)
a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to REV’s named executive officers that is based on or otherwise relates to the transactions contemplated by the Merger Agreement (the “REV advisory compensation proposal”); and

(3)
a proposal to approve the adjournment or postponement of the REV special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the REV merger proposal (the “REV adjournment proposal”).

The REV Board has fixed the close of business on December 16, 2025 as the record date for the REV special meeting. Only holders of record of REV common stock as of the close of business on the record date for the REV special meeting are entitled to notice of, and to vote at, the REV special meeting or any adjournment or postponement thereof.
The REV Board recommends that holders of REV common stock vote “FOR” the REV merger proposal, “FOR” the REV advisory compensation proposal and “FOR” the REV adjournment proposal.
Under Delaware law, holders of REV common stock who do not vote in favor of the REV merger proposal will have the right to seek appraisal and obtain payment in cash for the fair value of their shares of REV common stock, as determined by the Court of Chancery of the State of Delaware if the mergers are completed, but only if they strictly comply with the procedures prescribed by Delaware law. These procedures are summarized in “Appraisal Rights” beginning on page 16 of the accompanying joint proxy statement/prospectus. In addition, the full text of the applicable provisions of Delaware law may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.
Your vote is important. We cannot complete the transactions contemplated by the Merger Agreement unless the holders of REV common stock approve the REV merger proposal. The affirmative vote of the holders of a majority of the outstanding shares of REV common stock entitled to vote thereon is required to approve the REV merger proposal.
Each copy of the joint proxy statement/prospectus mailed to holders of REV common stock is accompanied by a form of proxy card with instructions for voting.

You will be able to attend the REV special meeting by visiting the REV special meeting website and entering a 16-digit control number. If you hold your shares of REV common stock as a holder of record, your 16-digit control number will be printed on your proxy card. If instead you hold your shares of REV common stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee may provide you with your 16-digit control number on the voting instruction form it furnishes to you; otherwise, you should contact your bank, broker or other nominee (preferably at least five business days before the date of the REV special meeting) to obtain a legal proxy that will permit you to attend, and vote at, the REV special meeting. If you join the REV special meeting by using your 16-digit control number or obtaining a legal proxy and logging in to the REV special meeting website, you will be able to attend and participate in the REV special meeting, submit your questions during the REV special meeting, and vote your shares online during the REV special meeting.
Please vote as promptly as possible, whether or not you expect to attend the REV special meeting via the REV special meeting website. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished by the bank, broker or other nominee. If you hold shares in your own name, please submit a proxy to have your shares voted as promptly as possible by (i) visiting the website address shown on your proxy card and following the instructions to vote online, (ii) dialing the toll-free number shown on your proxy card and following the instructions to vote by telephone or (iii) completing, dating, signing and returning your proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the REV special meeting if you later decide not to attend or become unable to attend. Submitting a proxy will also help to secure a quorum and avoid added solicitation costs. Submitting a proxy will not prevent you from voting at the REV special meeting via the REV special meeting website; any stockholder who is present at the REV special meeting via the REV special meeting website may vote, thereby revoking any previously submitted proxy. In addition, a proxy may also be revoked in writing before the REV special meeting in the manner described in the accompanying joint proxy statement/prospectus.
The accompanying joint proxy statement/prospectus describes in more detail the proposals listed above. We encourage you to carefully read and consider in its entirety the accompanying joint proxy statement/prospectus, including the annexes to the joint proxy statement/prospectus and the documents incorporated by reference in the joint proxy statement/prospectus, as it contains important information about, among other things, the Merger Agreement and the mergers.
If you have any questions regarding the accompanying joint proxy statement/prospectus, you may contact Georgeson LLC, REV’s proxy solicitor, by calling toll-free at (866) 989-6102.

By Order of the Board of Directors,

Mark A. Skonieczny
President and Chief Executive Officer

December 23, 2025

ADDITIONAL INFORMATION
As permitted by the rules of the Securities and Exchange Commission (the “SEC”), this joint proxy statement/prospectus incorporates important business and financial information about Terex and REV from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this joint proxy statement/prospectus through the SEC website at http://www.sec.gov.
Copies of documents filed by Terex with the SEC are available at the investor relations page of Terex’s website, https://investors.terex.com/overview/default.aspx, and are also available to you free of charge upon your request in writing or by telephone to Terex at the address and telephone number below. Copies of documents filed by REV with the SEC are available at the investor relations page of REV’s website, https://investors.revgroup.com/, and are also available to you free of charge upon your request in writing or by telephone to REV at the address and telephone number below.

If you are a Terex stockholder:	If you are a REV stockholder:

Terex Corporation 301 Merritt 7, 4th Floor Norwalk, Connecticut 06851 (203) 216-8524 InvestorRelations@Terex.com Attention: Investor Relations	REV Group, Inc. 245 South Executive Drive, Suite 100 Brookfield, WI 53005 (262) 957-4594 investors@revgroup.com Attention: Investor Relations

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must make your request no later than five business days before the date of the applicable special meeting. This means that holders of Terex common stock requesting documents must do so by January 21, 2026 in order to receive them before the Terex special meeting, and holders of REV common stock requesting documents must do so by January 21, 2026 in order to receive them before the REV special meeting.
See the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” for further information. The contents of the websites of the SEC, Terex and REV are not being incorporated into this joint proxy statement/prospectus. This information about how you can obtain certain documents that are being incorporated by reference into this joint proxy statement/prospectus at these websites is being provided only for your convenience.
i

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS
This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Terex, constitutes a prospectus of Terex under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Terex common stock to be issued to holders of REV common stock pursuant to the Merger Agreement. This joint proxy statement/prospectus also constitutes a proxy statement of each of Terex and REV under Section 14(a) the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Except where the context otherwise indicates, information contained in, or incorporated by reference into, this joint proxy statement/prospectus regarding REV has been provided by REV and information contained in, or incorporated by reference into, this joint proxy statement/prospectus regarding Terex has been provided by Terex.
You should rely only on the information contained in, or incorporated by reference into, this joint proxy statement/prospectus.
No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated December 23, 2025, and you should assume that the information in this joint proxy statement/prospectus is accurate only as of such date. You should assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate only as of the date of such incorporated document unless the information specifically indicates that another date applies. Neither the mailing of this joint proxy statement/prospectus to holders of Terex common stock or holders of REV common stock nor the issuance by Terex of shares of Terex common stock in connection with the mergers will create any implication to the contrary.
This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
All currency amounts referenced in this joint proxy statement/prospectus are in U.S. dollars. In this joint proxy statement/prospectus, except as otherwise indicated or the context otherwise requires:
•
“acquisition proposal” means any proposal or offer made by any person regarding (i) any merger, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Terex, REV or their respective subsidiaries under which such person would acquire, directly or indirectly, (a) fifteen percent (15%) or more of the consolidated assets (including stock of a subsidiary) or business of Terex or REV and their respective subsidiaries, taken as a whole, or (b) beneficial ownership of securities representing fifteen percent (15%) or more of the total voting power of any of Terex or REV on a pre-transaction basis, (ii) any acquisition or sale of fifteen percent (15%) or more of the consolidated assets (including stock of subsidiaries) or businesses of Terex or REV and their respective subsidiaries, taken as a whole, or (iii) any acquisition or sale of, or tender or exchange offer for, its voting securities (or beneficial ownership thereof) that, if consummated, would result in any person (or the stockholders or shareholders of such person) beneficially owning securities representing fifteen percent (15%) or more of the total voting power of Terex or REV (or of the surviving parent entity in such transaction), and excluding, with respect to each of Terex and REV, certain transactions described in the confidential disclosure schedules of Terex and REV accompanying the Merger Agreement;

•
“award exchange ratio” means the sum of (i) 0.9809 plus (ii) the quotient of (a) $8.71 divided by (b) the average of the volume weighted averages of the trading prices of a share of Terex common stock on the NYSE on each of the five consecutive trading days ending on (and including) the trading day that is two trading days prior to the Closing, rounded to the nearest cent;

•	“Barclays” means Barclays Capital Inc., financial advisor to Terex;
•	“business combination statute” means Section 203 of the DGCL;
•	“business day” means any day other than a Saturday or Sunday on which banks are open for general business in New York, New York;
•
“cancelled shares” means each share of REV common stock owned or held in treasury by REV or its subsidiaries or owned directly by Terex, Merger Sub 1, Merger Sub 2 or any of their respective subsidiaries immediately prior to the first effective time;

•	“Closing” means the closing of the mergers;

•	“Closing Date” means the date on which the Closing occurs;
•	“Code” means the Internal Revenue Code of 1986, as amended;
•	“Combined Company” means Terex after the consummation of the mergers;
•	“Combined Company Board” or “Combined Company Board of Directors” means the Board of Directors of Terex after the consummation of the mergers;
•	“DGCL” means the Delaware General Corporation Law, as amended;
•
“dissenting shares” means shares of REV common stock held by a holder who has not voted in favor of adoption of the Merger Agreement or consented thereto in writing and who is entitled to demand and properly demands appraisal of such shares in accordance with Section 262 of the DGCL and not validly withdrawn such demand or otherwise lost their rights of appraisal with respect to such shares pursuant to Section 262 of the DGCL;

•	“DLLCA” means the Delaware Limited Liability Company Act, as amended;
•	“Exchange Act” means the Securities Exchange Act of 1934, as amended;
•
“exchange agent” means Terex’s transfer agent or such other bank or trust company selected by Terex and reasonably acceptable to REV to act as exchange agent for the purpose of delivering the merger consideration;

•	“exchange ratio” means 0.9809 shares of Terex common stock per share of REV common stock;
•	“first effective time” means the effective time of the first merger;
•	“first merger” means the merger of Merger Sub 1 with and into REV pursuant to the Merger Agreement, with REV surviving such merger;
•	“GAAP” means accounting principles generally accepted in the U.S.;
•	“Georgeson” means Georgeson LLC, proxy solicitor for REV;
•	“Innisfree” means Innisfree M&A Incorporated, proxy solicitor for Terex;
•	“IRS” means the Internal Revenue Service;
•	“J.P. Morgan” means J.P. Morgan Securities LLC, financial advisor to REV;
•	“Merger Agreement” means the Agreement and Plan of Merger, dated as of October 29, 2025, by and among Terex, REV, Merger Sub 1 and Merger Sub 2, as amended from time to time;
•
“merger consideration” means the right to receive, with respect to a share of REV common stock, (i) 0.9809 shares of Terex common stock, and (ii) $8.71 in cash without interest, together with cash in lieu of the issuance of fractional shares, if any, pursuant to the terms of the Merger Agreement;

•	“Merger Sub 1” means Tag Merger Sub 1 Inc., a Delaware corporation;
•	“Merger Sub 2” means Tag Merger Sub 2 LLC, a Delaware limited liability company;
•	“mergers” means the first merger and the second merger;
•	“NYSE” means the New York Stock Exchange;
•	“REV” means REV Group, Inc., a Delaware corporation;
•	“REV Board of Directors” or “REV Board” means the REV Board of Directors;
•	“REV bylaws” means the Third Amended and Restated Bylaws of REV, effective as of February 27, 2025;
•	“REV charter” means the Restated Certificate of Incorporation of REV, dated February 27, 2025;
•	“REV common stock” means the common stock, par value $0.001 per share, of REV;
•
“REV intervening event” means any material event, change, development, occurrence, effect or states of facts that (i) was not known or reasonably foreseeable, or the material consequences of which (or the magnitude thereof) were not known or reasonably foreseeable, in each case to the REV Board as of or prior to the date of the Merger Agreement, which event, change, development, occurrence, effect or states of fact become known to or by the REV

Board prior to the time the REV requisite vote is obtained, and (ii) does not relate to or involve any acquisition proposal with respect to REV; provided, that, in no event shall (a) any event, change, occurrence or development relating to the public announcement, execution, delivery or performance of the Merger Agreement, the identity of Terex, or the pendency of the consummation of the mergers, or (b) any change in the market price or trading volume of REV common stock or Terex common stock, any change in the credit rating of REV or Terex or any of their respective indebtedness, or REV or Terex failing to meet, meeting or exceeding internal or published projections, forecasts, guidance or revenue or earnings prediction, or other financial or operating metric for any period be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, a REV intervening event (provided that, solely with respect to the foregoing clause (ii), any event, change, occurrence or development giving rise to or contributing to such change, failing to meet, meeting or exceedance may be considered and taken into account in determining whether a REV intervening event has occurred);
•	“REV merger proposal” means the proposal to adopt the Merger Agreement and approve the first merger;
•	“REV requisite vote” means the affirmative vote of holders of REV common stock that is required to approve the REV merger proposal;
•	“REV restricted share award” means an award of restricted shares of REV common stock granted under the REV stock plan that is outstanding immediately prior to the first effective time;
•	“REV RSU award” means an award of REV restricted stock units granted under the REV stock plan that is outstanding immediately prior to the first effective time;
•	“REV special meeting” refer to the special meeting of the REV stockholders in connection with the mergers contemplated by the Merger Agreement, as may be adjourned or postponed from time to time;
•	“REV stock plan” means the Amended and Restated REV Group, Inc. 2016 Omnibus Incentive Plan;
•
“REV superior proposal” means a bona fide acquisition proposal (other than an acquisition proposal that has resulted from a breach of Section 7.2 of the Merger Agreement by REV, as the party receiving such acquisition proposal) with all references to “fifteen percent (15%) in the definition of “acquisition proposal” being deemed to refer to “fifty percent (50%)” instead, which a majority of the REV Board determines in good faith, after consultation with its financial advisor and outside legal counsel and taking into account all financial, legal, and regulatory terms and conditions of the acquisition proposal and the Merger Agreement, including any alternative transaction (including any modifications to the terms of the Merger Agreement) proposed by Terex in response to such superior proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such acquisition proposal that is more favorable, from a financial point of view, to REV and its stockholders (in their capacity as stockholders) as compared to the transactions contemplated by the Merger Agreement and to any alternative transaction (including any modifications to the terms of the Merger Agreement) proposed by Terex pursuant to the Merger Agreement, taking into account the identity of the person making the acquisition proposal, any regulatory approval requirements, certainty of financing, and all other financial, regulatory, legal and other aspects of such acquisition proposal;

•	“SEC” means the U.S. Securities and Exchange Commission;
•	“second effective time” means the effective time of the second merger;
•
“second merger” means the merger of the surviving corporation with and into Merger Sub 2 pursuant to the Merger Agreement, with Merger Sub 2 surviving such merger as a direct wholly owned subsidiary of Terex;

•	“Securities Act” means the Securities Act of 1933, as amended;
•	“special meetings” refer to the Terex special meeting and the REV special meeting;
•	“surviving corporation” means REV as the surviving corporation in the first merger;
•	“surviving entity” means Merger Sub 2 immediately after the consummation of the second merger;
•	“synergies” means the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the transactions;
•	“Terex” means Terex Corporation, a Delaware corporation;
•	“Terex Board of Directors” or “Terex Board” means the Terex Board of Directors;

•	“Terex bylaws” means the Amended and Restated Bylaws of Terex, dated as of May 14, 2025;
•	“Terex charter” means the Restated Certificate of Incorporation of Terex, as amended;
•	“Terex common stock” means the common stock, par value $0.01 per share, of Terex;
•
“Terex intervening event” means any material event, change, development, occurrence, effect or states of facts that (i) was not known or reasonably foreseeable, or the material consequences of which (or the magnitude thereof) were not known or reasonably foreseeable, in each case to the Terex Board as of or prior to the date of the Merger Agreement, which event, change, development, occurrence, effect or states of fact become known to or by the Terex Board prior to the time the Terex requisite vote is obtained, and (ii) does not relate to or involve any acquisition proposal with respect to Terex; provided, that, in no event shall (a) any event, change, occurrence or development relating to the public announcement, execution, delivery or performance of the Merger Agreement, the identity of REV, or the pendency of the consummation of the mergers, or (b) any change in the market price or trading volume of REV common stock or Terex common stock, any change in the credit rating of REV or Terex or any of their respective indebtedness, or REV or Terex failing to meet, meeting or exceeding internal or published projections, forecasts, guidance or revenue or earnings prediction, or other financial or operating metric for any period be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, a Terex intervening event (provided that, solely with respect to the foregoing clause (b), any event, change, occurrence or development giving rise to or contributing to such change, failing to meet, meeting or exceedance may be considered and taken into account in determining whether a Terex intervening event has occurred).

•	“Terex requisite vote” means the affirmative vote of holders of Terex common stock that is required to approve the Terex stock issuance proposal;
•	“Terex restricted share award” means an award of restricted shares of Terex common stock;
•	“Terex RSU award” means an award of restricted stock units relating to shares of Terex common stock;
•	“Terex special meeting” refer to the special meeting of the Terex stockholders in connection with the mergers contemplated by the Merger Agreement, as may be adjourned or postponed from time to time;
•
“Terex stock issuance” means the issuance of shares of Terex common stock to REV stockholders as merger consideration at the first effective time in connection with the consummation of the first merger pursuant to the terms of the Merger Agreement;

•	“Terex stock issuance proposal” means the proposal to approve the Terex stock issuance;
•	“Terex stock plans” means the Terex Corporation Amended and Restated 2018 Omnibus Incentive Plan and the Terex Corporation Amended and Restated Employee Stock Purchase Plan.
•
“Terex superior proposal” means a bona fide acquisition proposal (other than an acquisition proposal that has resulted from a breach of Section 7.2 of the Merger Agreement by Terex, as the party receiving such acquisition proposal) with all references to “fifteen percent (15%) in the definition of “acquisition proposal” being deemed to refer to “fifty percent (50%)” instead, which a majority of the Terex Board determines in good faith, after consultation with its financial advisor and outside legal counsel and taking into account all financial, legal, and regulatory terms and conditions of the acquisition proposal and the Merger Agreement, including any alternative transaction (including any modifications to the terms of the Merger Agreement) proposed by REV in response to such superior proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such acquisition proposal that is more favorable, from a financial point of view, to Terex and its stockholders (in their capacity as stockholders) as compared to the transactions contemplated by the Merger Agreement and to any alternative transaction (including any modifications to the terms of the Merger Agreement) proposed by REV pursuant to the Merger Agreement, taking into account the identity of the person making the acquisition proposal, any regulatory approval requirements, certainty of financing, and all other financial, regulatory, legal and other aspects of such acquisition proposal; and

•	“transactions” means the mergers and the other transactions contemplated by the Merger Agreement.
v

Annex A	Agreement and Plan of Merger, dated as of October 29, 2025, by and among Terex Corporation, REV Group, Inc., Tag Merger Sub 1 Inc. and Tag Merger Sub 2 LLC.	A-1
Annex B	Opinion of Barclays Capital Inc	B-1
Annex C	Opinion of J.P. Morgan Securities LLC	C-1

QUESTIONS AND ANSWERS
Q:	Why am I receiving this joint proxy statement/prospectus?
A:
You are receiving this joint proxy statement/prospectus because Terex, Merger Sub 1, Merger Sub 2 and REV have entered into an Agreement and Plan of Merger, dated as of October 29, 2025 (as it may be amended from time to time, the “Merger Agreement”). A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. Under the Merger Agreement, subject to the satisfaction (or to the extent permitted by law and in accordance with the Merger Agreement, waiver) of the conditions to the mergers set forth in the Merger Agreement, Merger Sub 1 will merge with and into REV (the “first merger”), whereupon the separate existence of Merger Sub 1 shall cease, so that REV is the surviving corporation (in such capacity as the “surviving corporation”). Immediately following the completion of the first merger, the surviving corporation will merge with and into Merger Sub 2 (the “second merger” and, together with the first merger, the “mergers”), whereupon the separate existence of the surviving corporation will cease, so that Merger Sub 2 is the surviving entity (in such capacity as the “surviving entity”).

Completion of the mergers requires, among other things, that:
•	holders of REV common stock adopt the Merger Agreement and approve the first merger; and
•	holders of Terex common stock approve the issuance of Terex common stock in connection with the mergers.
Terex is holding a special meeting of holders of Terex common stock (the “Terex special meeting”) at which holders of Terex common stock will be asked to approve (i) a proposal to approve the issuance of Terex common stock in connection with the mergers (the “Terex stock issuance proposal”), and (ii) a proposal to approve the adjournment of the Terex special meeting to solicit additional proxies if there are not sufficient votes at the time of the Terex special meeting to approve the Terex stock issuance proposal (the “Terex adjournment proposal”). Terex does not intend to call a vote on the Terex adjournment proposal if the Terex stock issuance proposal is approved at the Terex special meeting.
REV is holding a special meeting of holders of REV common stock (the “REV special meeting”) at which holders of REV common stock will be asked to approve (i) a proposal to adopt the Merger Agreement, pursuant to which, upon the terms and subject to the conditions set forth therein, the mergers will occur (the “REV merger proposal”), (ii) a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to REV’s named executive officers that is based on or otherwise relates to the transactions contemplated by the Merger Agreement (the “REV advisory compensation proposal”), and (iii) a proposal to approve the adjournment of the REV special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the REV special meeting to approve the REV merger proposal (the “REV adjournment proposal”). REV does not intend to call a vote on the REV adjournment proposal if the REV merger proposal is approved at the REV special meeting.
The mergers cannot be completed without approval of both the Terex stock issuance proposal and the REV merger proposal.
This document is a proxy statement that is being delivered to the holders of Terex common stock in connection with the solicitation of proxies for the Terex special meeting and to the holders of REV common stock in connection with the solicitation of proxies for the REV special meeting. This document is also a prospectus that is being delivered to holders of REV common stock because, in connection with the mergers, Terex is offering shares of Terex common stock to holders of REV common stock.
This joint proxy statement/prospectus contains important information about the mergers and the proposals being voted on at the Terex special meeting and the REV special meeting. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of Terex common stock or REV common stock, as applicable, voted by proxy without attending your respective meeting. Your vote is important, and we encourage you to submit your proxy as soon as possible.
Q:	What will happen in the mergers?
A:
In the first merger, Merger Sub 1 will merge with and into REV, whereupon the separate existence of Merger Sub 1 will cease, so that REV is the surviving corporation in the first merger. In the second merger, which is expected to occur immediately following the completion of the first merger, the surviving corporation will merge with and into Merger Sub 2, whereupon the separate existence of the surviving corporation will cease, so that Merger Sub 2 is the surviving entity in the second merger. Each share of REV common stock issued and outstanding immediately prior to the first effective time (subject to certain exceptions for shares held by Terex or REV to be cancelled, dissenting shares, or REV restricted share awards) will, at the first effective time, be automatically canceled and converted into the right to receive the merger consideration.
After completion of the mergers, REV will cease to exist and will no longer be a public company and REV common stock will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded, and the surviving entity in the second merger will be a wholly-owned subsidiary of Terex. Holders of Terex common stock will continue to own their existing shares of Terex common stock. See the information provided in the section entitled “The Merger Agreement—Structure of the Mergers” and the Merger Agreement attached as Annex A to this joint proxy statement/prospectus for more information about the mergers.
Q:	What will holders of REV common stock receive in connection with the mergers?
A:
Pursuant to the Merger Agreement, at the effective time of the first merger (the “first effective time”), each share of REV common stock, par value $0.001 per share (“REV common stock”), issued and outstanding immediately before the first effective time (other than shares held by Terex or REV to be cancelled, dissenting shares, or REV restricted share awards) will convert into the right to receive, with respect to a share of REV common stock, (i) 0.9809 shares of Terex common stock, and (ii) $8.71 in cash without interest, together with cash in lieu of the issuance of fractional shares, if any, pursuant to the terms of the Merger Agreement. See the information provided in the section entitled “The Merger Agreement—Merger Consideration.”

Q:	What will holders of Terex common stock receive in connection with the mergers?
A:
Holders of Terex common stock will not receive any consideration in connection with the mergers, and their shares of Terex common stock will remain outstanding. Following the Closing, shares of Terex common stock will continue to be listed on the NYSE under the trading symbol “TEX”.

Q:	If I am a REV stockholder, how will I receive the merger consideration to which I become entitled?
A:
If you are a holder of record, as of immediately prior to the first effective time, of certificates that represent shares of REV common stock issued and outstanding immediately prior to the first effective time (other than shares held by Terex or REV to be cancelled, dissenting shares, or REV restricted share awards), a letter of transmittal and instructions for the surrender of your REV common stock certificates in exchange for the merger consideration will be mailed to you promptly after the first effective time. After receiving proper documentation from you and the surrender of any stock certificates in respect of REV common stock that you hold, Terex’s transfer agent or such other bank or trust company selected by Terex and reasonably acceptable to REV to act as exchange agent for the purpose of delivering the merger consideration (the “exchange agent”) will send to you (i) with respect to REV common stock certificates, a statement reflecting the aggregate whole number of shares of Terex common stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the Merger Agreement and (ii) an amount in cash equal to the aggregate amount of cash that you have a right to receive pursuant to the Merger Agreement, plus the amount in cash equal to the cash payable in lieu of any fractional shares of Terex common stock, and any dividends or distributions, if any, on the shares of Terex common stock issuable to you under the Merger Agreement that may be payable to you due to a record date for such dividend or distribution occurring after the first effective time but prior to the time of your surrender of stock certificates in respect of REV common stock.

If you are a holder of record, as of immediately prior to the first effective time, of uncertificated shares of REV common stock issued and outstanding immediately prior to the first effective time (other than shares held by Terex or REV to be cancelled, dissenting shares, or REV restricted share award) represented by book-entry which are not held through The Depository Trust Company (“DTC”), the exchange agent will deliver to you instructions for the surrender of your REV common stock book-entry securities in exchange for the merger consideration promptly after the first effective time. After receiving proper documentation from you, the exchange agent will send to you (i) a statement reflecting the aggregate whole number of shares of Terex common stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the Merger Agreement and (ii) an amount in cash equal to the aggregate amount of cash that you have a right to receive pursuant to the Merger Agreement, plus the amount in cash equal to the cash payable in lieu of any fractional shares of Terex common stock, and any dividends or distributions, if any, on the shares of Terex common stock issuable to you under the Merger Agreement that may be payable to you due to a record date for such dividend or distribution occurring after the first effective time but prior to the time of your surrender of your REV common stock book-entry securities.

If you are a holder of record of REV common stock book-entry securities which are held through DTC, the exchange agent will transmit to DTC or its nominees, promptly after the first effective time, the merger consideration, cash in lieu of any fractional shares of Terex common stock and any dividends or distributions, if any, on the shares of Terex common stock issuable under the Merger Agreement that may become payable due to a record date for such dividend or distribution occurring after the first effective time but prior to such time of delivery.
No interest will be paid or accrued on any amount payable for REV common stock pursuant to the Merger Agreement.
For additional information on the exchange of REV common stock for the merger consideration, see the section entitled “The Merger Agreement—Exchange and Payment Procedures.”
Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the first effective time?
A:
Yes. Although the aggregate number of shares of Terex common stock that holders of REV common stock will receive is fixed, the value of the aggregate merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the first merger based on the market value of Terex common stock. Any fluctuation in the market price of Terex common stock after the date of this joint proxy statement/prospectus will change the value of the shares of Terex common stock that holders of REV common stock will receive. See the information provided in the section entitled “The Merger Agreement—Merger Consideration.”

Q:	How will the mergers affect my REV equity awards?
A:
REV Restricted Share Awards. Each REV restricted share award will be converted into (i) a Terex restricted share award covering 0.9809 shares of Terex common stock per share of REV common stock subject to the corresponding REV restricted share award prior to Closing, and (ii) a RSA restricted cash payment of $8.71 per share of REV common stock subject to the corresponding REV restricted share award prior to Closing.

REV RSU Awards. Each REV RSU award will be converted into a Terex RSU award covering a number of shares of Terex common stock equal to the award exchange ratio per share of REV common stock subject to the corresponding REV RSU award prior to Closing (assuming forecasted level of performance is achieved for any REV RSU award subject to performance vesting conditions).
REV Dividend Equivalents. Any REV dividend equivalents that are accrued, but unpaid, as of the Closing will be converted into a RSU restricted cash payment.
Terms of Converted REV Equity Awards. The Terex restricted share awards, Terex RSU awards, RSA restricted cash payments and RSU restricted cash payments will generally be subject to the same terms and conditions that applied to the corresponding REV restricted share award or REV RSU award (as applicable), except that no Terex RSU award or RSU restricted cash payment will be subject to performance-vesting conditions.
Q:	When and where will each of the special meetings take place?
A:
The Terex special meeting will be held virtually via live audio webcast at www.virtualshareholdermeeting.com/TEREX2026SM, on January 28, 2026, at 10:00 a.m., Eastern time. There will be no physical location for the Terex special meeting.

A:
The REV special meeting will be held virtually via live audio webcast at www.virtualshareholdermeeting.com/REVG2026SM, on January 28, 2026, at 10:00 a.m., Eastern time. There will be no physical location for the REV special meeting.

Even if you plan to attend the Terex special meeting or the REV special meeting, as applicable, Terex and REV each recommend that you vote your shares in advance as described below so that your vote will be counted even if you later decide not to or become unable to attend the applicable special meeting.
Q:	What matters will be considered at each of the special meetings?
A:	At the Terex special meeting, holders of Terex common stock will be asked to consider and vote on the following proposal:
Proposal 1 –  Terex stock issuance proposal: approval of the Terex stock issuance proposal; and

Proposal 2 – Terex adjournment proposal: approval of the Terex adjournment proposal.
At the REV special meeting, holders of REV common stock will be asked to consider and vote on the following proposals:
Proposal 1 – REV merger proposal: approval of the REV merger proposal;
Proposal 2 – REV advisory compensation proposal: approval of the REV advisory compensation proposal; and
Proposal 3 – REV adjournment proposal: adoption of the REV adjournment proposal.
Completion of the mergers requires, among other things, that holders of Terex common stock approve the Terex stock issuance proposal and holders of REV common stock approve the REV merger proposal. The approval of the REV advisory compensation proposal is not a condition to the obligations of Terex or REV to complete the mergers.
Q:	How can I attend the Terex special meeting?
A:
The Terex special meeting will be a virtual-only meeting conducted exclusively via live audio webcast at www.virtualshareholdermeeting.com/TEREX2026SM. There will be no physical location for the Terex special meeting.

You will be able to attend the Terex special meeting by visiting the Terex special meeting website at www.virtualshareholdermeeting.com/TEREX2026SM and entering a 16-digit control number. If you hold your shares of Terex common stock as a holder of record, your 16-digit control number will be printed on your proxy card. If instead you hold your shares of Terex common stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee may provide you with your 16-digit control number on the voting instruction form it furnishes to you; otherwise, you should contact your bank, broker or other nominee (preferably at least five business days before the date of the Terex special meeting) to obtain a legal proxy that will permit you to attend, and vote at, the Terex special meeting. If you join the Terex special meeting by using your 16-digit control number or obtaining a legal proxy and logging in to the Terex special meeting website, you will be able to attend the Terex special meeting and vote your shares online during the Terex special meeting.
Terex stockholders who participate in the Terex special meeting via the Terex special meeting website will be considered to have attended the Terex special meeting and to have been present at the Terex special meeting “in person,” including for purposes of determining a quorum and counting votes.
Q:	How can I attend the REV special meeting?
A:
The REV special meeting will be a virtual-only meeting conducted exclusively via live audio webcast at www.virtualshareholdermeeting.com/REVG2026SM. There will be no physical location for the REV special meeting.

You will be able to attend the REV special meeting by visiting the REV special meeting website at www.virtualshareholdermeeting.com/REVG2026SM and entering a 16-digit control number. If you hold your shares of REV common stock as a holder of record, your 16-digit control number will be printed on your proxy card. If instead you hold your shares of REV common stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee may provide you with your 16-digit control number on the voting instruction form it furnishes to you; otherwise, you should contact your bank, broker or other nominee (preferably at least five business days before the date of the REV special meeting) to obtain a legal proxy that will permit you to attend, and vote at, the REV special meeting. If you join the REV special meeting by using your 16-digit control number or obtaining a legal proxy and logging in to the REV special meeting website, you will be able to attend and participate in the REV special meeting, submit your questions during the REV special meeting, and vote your shares online during the REV special meeting.
REV stockholders who participate in the REV special meeting via the REV special meeting website will be considered to have attended the REV special meeting and to have been present at the REV special meeting “in person,” including for purposes of determining a quorum and counting votes.

Q:	Who do I contact if I am encountering difficulties attending each of the special meetings?
A:
If you encounter technical difficulties attending the Terex special meeting, please call the technical support telephone number that will be posted at www.virtualshareholdermeeting.com/TEREX2026SM. Technicians will be available to assist you.

If you encounter technical difficulties attending the REV special meeting, please call the technical support telephone number that will be posted at www.virtualshareholdermeeting.com/REVG2026SM. Technicians will be available to assist you.
Q:	How does the Terex Board recommend that I vote at the Terex special meeting?
A:	The Terex Board recommends that you vote (i) “FOR” the Terex stock issuance proposal, and (ii) “FOR” the Terex adjournment proposal.
In considering the recommendations of the Terex Board, holders of Terex common stock should be aware that Terex directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of holders of Terex common stock generally. For a more complete description of these interests, see the information provided in the section entitled “The Mergers—Interests of Terex’s Directors and Executive Officers in the Mergers.”
Q:	How does the REV Board recommend that I vote at the REV special meeting?
A:	The REV Board recommends that you vote (i) “FOR” the REV merger proposal, (ii) “FOR” the REV advisory compensation proposal, and (iii) “FOR” the REV adjournment proposal.
In considering the recommendations of the REV Board, holders of REV common stock should be aware that REV directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of holders of REV common stock generally. For a more complete description of these interests, see the information provided in the section entitled “The Mergers—Interests of REV’s Non-Employee Directors and Executive Officers in the Mergers.”
Q:	Do any of REV’s directors or executive officers have interests in the mergers that may differ from or be in addition to the interests of holders of REV common stock?
A:
Yes. In considering the recommendation of REV’s Board to vote for the REV merger proposal and the REV advisory compensation proposal, you should be aware that REV’s directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of holders of REV common stock generally. The REV Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated by the Merger Agreement (including the mergers), in adopting and approving the Merger Agreement and the transactions contemplated by the Merger Agreement (including the mergers) and in recommending to holders of REV common stock that they vote to approve the REV merger proposal and the REV advisory compensation proposal. For a more detailed discussion of these interests, see the section entitled “The Mergers—Interests of REV’s Non-Employee Directors and Executive Officers in the Mergers.”

Q:	Do any of Terex’s directors or executive officers have interests in the mergers that may differ from or be in addition to the interests of holders of Terex common stock?
A:
Yes. In considering the recommendation of Terex’s Board to vote for the Terex stock issuance proposal, you should be aware that Terex’s directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of holders of Terex common stock generally. The Terex Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated by the Merger Agreement (including the mergers), in adopting and approving the Merger Agreement and the transactions contemplated by the Merger Agreement (including the mergers) and in recommending to holders of Terex common stock that they vote to approve the Terex stock issuance proposal. For a more detailed discussion of these interests, see the section entitled “The Mergers—Interests of Terex’s Directors and Executive Officers in the Mergers.”

Q:	Who is entitled to vote at the Terex special meeting?
A:
The record date for the Terex special meeting is December 16, 2025. All holders of Terex common stock who held shares at the close of business on the record date for the Terex special meeting are entitled to receive notice of, and to vote at, the Terex special meeting. If you hold your shares of Terex common stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee that is the holder of record of those shares can give you the right to vote those shares at the Terex special meeting. See the answer to the question “How can I attend the Terex special meeting?” above for additional information.
Each holder of Terex common stock is entitled to cast one vote on each matter properly brought before the Terex special meeting for each share of Terex common stock that such holder owned of record as of the record date. As of the close of business on the record date for the Terex special meeting, there were 65,589,513 outstanding shares of Terex common stock. Attendance at the Terex special meeting is not required to vote. See the section entitled “The Terex Special Meeting – Proxies” for instructions on how to vote your shares without attending the Terex special meeting.
Q:	Who is entitled to vote at the REV special meeting?
A:
The record date for the REV special meeting is December 16, 2025. All holders of REV common stock who held shares at the close of business on the record date for the REV special meeting are entitled to receive notice of, and to vote at, the REV special meeting. If you hold your shares of REV common stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee that is the holder of record of those shares can give you the right to vote those shares at the REV special meeting. See the answer to the question “How can I attend the REV special meeting?” above for additional information.

Each holder of REV common stock is entitled to cast one vote on each matter properly brought before the REV special meeting for each share of REV common stock that such holder owned of record as of the record date for the REV special meeting. As of the close of business on the record date for the REV special meeting, there were 48,806,145 outstanding shares of REV common stock. Attendance at the REV special meeting is not required to vote. See the section entitled “The REV Special Meeting—Proxies” for instructions on how to vote your shares without attending the REV special meeting.
Q:	What constitutes a quorum for the Terex special meeting?
A:
The holders of a majority of the voting power of the then outstanding capital stock of Terex entitled to vote at the Terex special meeting must be present or represented by proxy at the Terex special meeting to constitute a quorum for the transaction of business at the Terex special meeting. In the event that a quorum is not present at the Terex special meeting, the Terex Board may, in accordance with Terex’s bylaws, adjourn the Terex special meeting to a later date and time. If you fail to submit a proxy or to vote at the Terex special meeting on a proposal, or fail to instruct your bank, broker or other nominee how to vote on any proposals, your shares of Terex common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

Q:	What constitutes a quorum for the REV special meeting?
A:
The holders of a majority of the voting power of the then outstanding capital stock of REV entitled to vote at the REV special meeting must be present or represented by proxy at the REV special meeting to constitute a quorum for the transaction of business at the REV special meeting. In the event that a quorum is not present at the REV special meeting, the chairman of the REV special meeting may adjourn the REV special meeting to a later date and time (in each case, subject to applicable law and compliance with the REV charter and bylaws). If you fail to submit a proxy or to vote at the REV special meeting, or fail to instruct your bank, broker or other nominee how to vote, your shares of REV common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

Q:	If my shares of common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?
A:
If you hold your shares in a stock brokerage account or if your shares are held by a bank, broker or other nominee (that is, in “street name”) and fail to give voting instructions, your bank, broker or other nominee will not vote those shares. This applies to shares of both Terex common stock and REV common stock.

Please follow the voting instructions provided by your bank, broker or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Terex or REV or by voting at either special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, brokers who hold shares of Terex common stock or REV common stock may not give a proxy to Terex or REV to vote those shares on any of the Terex proposals or any of the REV proposals, respectively, without specific instructions from their customers.
Q:	What vote is required for the approval of each proposal at the Terex special meeting?
A:
Proposal 1 – Terex stock issuance proposal: approval of the Terex stock issuance proposal requires the affirmative vote of the holders of a majority of the votes cast by Terex stockholders present in person or represented by proxy at the Terex special meeting. Shares of Terex common stock not present, in person or represented by proxy, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have no effect on the outcome of the Terex stock issuance proposal.

Proposal 2 – Terex adjournment proposal: approval of the Terex adjournment proposal requires the affirmative vote of holders of a majority of the shares of Terex common stock held by Terex stockholders present in person or represented by proxy at the Terex special meeting. Shares of Terex common stock not present, in person or represented by proxy, at the Terex special meeting, will have no effect on the outcome of the Terex adjournment proposal, and shares of Terex common stock present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as a vote “AGAINST” the Terex adjournment proposal.
Q:	What vote is required for the approval of each proposal at the REV special meeting?
A:
Proposal 1 – REV merger proposal: approval of the REV merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of REV common stock entitled to vote thereon at the REV special meeting. Shares of REV common stock not present, in person or represented by proxy, at the REV special meeting, and shares of REV common stock present and not voted, whether by broker-non vote, abstention or otherwise, will have the same effect as a vote “AGAINST” the REV merger proposal.

Proposal 2 – REV advisory compensation proposal: approval of the REV advisory compensation proposal requires the affirmative vote of the majority of the votes cast affirmatively or negatively by holders of REV common stock at the REV special meeting. Shares not present, in person or represented by proxy, at the REV special meeting, and shares of REV common stock present, in person or represented by proxy, and not voted, whether by broker non-vote, abstention or otherwise, will have no effect on the outcome of the REV advisory compensation proposal.
Proposal 3 – REV adjournment proposal: approval of the REV adjournment proposal requires the affirmative vote of the majority of the votes cast affirmatively or negatively by holders of REV common stock at the REV special meeting. Shares not present, in person or represented by proxy, at the REV special meeting, and shares of REV common stock present, in person or represented by proxy, and not voted, whether by broker non-vote, abstention or otherwise, will have no effect on the outcome of the REV adjournment proposal.
Q:	Why am I being asked to consider and vote on the REV advisory compensation proposal?
A:
Under SEC rules, REV is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to REV’s named executive officers that is based on or otherwise relates to the transactions contemplated by the Merger Agreement.

Q:	What happens if the holders of REV common stock do not approve, by non-binding, advisory vote, the compensation proposal?
A:
The vote on the REV advisory compensation proposal is separate and apart from the vote to approve the other proposals being presented at the REV special meeting. Because the vote on the REV advisory compensation proposal is advisory only, it will not be binding upon REV, Terex, or the Combined Company or affect their obligation to pay or provide the applicable compensation contemplated by the compensation agreements and arrangements. Accordingly, the compensation that is the subject of the REV advisory compensation proposal will be paid to REV’s named executive officers to the extent payable in accordance with the terms of the applicable compensation agreements and arrangements even if the holders of REV common stock do not approve the REV advisory compensation proposal.

Q:	What if I hold shares in both Terex and REV?
A:
If you hold shares of both Terex common stock and REV common stock, you will receive two separate packages of proxy materials. A vote cast as a holder of Terex common stock will not count as a vote cast as a holder of REV common stock, and a vote cast as a holder of REV common stock will not count as a vote cast as a holder of Terex common stock. Therefore, please submit separate proxies for your shares of Terex common stock and your shares of REV common stock.

Q:	How can I vote my shares while in attendance at my respective special meeting?
A:
Record holders: Shares held directly in your name as the holder of record of Terex common stock or REV common stock may be voted at the Terex special meeting or the REV special meeting, as applicable. If you choose to vote your shares of Terex common stock at the Terex special meeting via the Terex special meeting website, please follow the instructions on your proxy card. If you choose to vote your shares of REV common stock at the REV special meeting via the REV special meeting website, please follow the instructions on your proxy card.

Shares in “street name”: If your shares of Terex common stock or REV common stock are held in “street name” and you wish to vote your shares at the Terex special meeting or the REV special meeting, as applicable, you must have your specific 16-digit control number, which is included on your proxy card or the voting instruction form from your bank, broker or other nominee. Please contact your bank, broker or other nominee to obtain further instructions.
Even if you plan to attend the Terex special meeting or the REV special meeting, as applicable, Terex and REV each recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend your respective special meeting.
Additional information on attending the special meetings can be found in the section entitled “The Terex Special Meeting” and in the section entitled “The REV Special Meeting.”
Q:	How can I vote my shares without attending my respective special meeting?
A:
Whether you hold shares directly as the holder of record of Terex common stock or REV common stock or you beneficially own shares held in “street name,” you may direct your vote by proxy without attending the Terex special meeting or the REV special meeting, as applicable.

If you are a record holder of Terex common stock or REV common stock, you can vote by proxy over the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. If you beneficially own shares held in “street name,” you should follow the voting instructions provided by your bank, broker or other nominee.
If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m., Eastern time on the day before the Terex special meeting or the REV special meeting, as applicable. If you intend to submit your proxy by mail, your completed and signed proxy card must be received prior to the Terex special meeting or the REV special meeting, as applicable.
Additional information on attending the special meetings can be found under the section entitled “The Terex Special Meeting” and under the section entitled “The REV Special Meeting.”
Q:	What do I need to do now?
A:
After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote as soon as possible. If you hold shares of Terex common stock or REV common stock as a holder of record, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the Internet, as soon as possible so that your shares may be represented at your meeting. If you beneficially own shares held in “street name,” you should follow the voting instructions provided by your bank, broker or other nominee.

Q:	Why is my vote important?
A:
If you do not attend the Terex special meeting or the REV special meeting, as applicable, in person or by proxy, it will be more difficult for Terex or REV, as applicable to obtain the necessary quorum to hold its special meeting. In addition, your failure to vote at the REV special meeting, or failure to instruct your bank, broker or other nominee how to vote, will have the same effect as a vote “AGAINST” the REV merger proposal.

Approval of the Terex stock issuance proposal requires the affirmative vote of the holders of a majority of the votes cast by Terex stockholders present in person or represented by proxy at the Terex special meeting, and approval of the Terex adjournment proposal requires the affirmative vote of holders of a majority of the shares of Terex common stock held by Terex stockholders present in person or represented by proxy at the Terex special meeting. The Terex Board recommends that you vote (i) “FOR” the Terex stock issuance proposal and (ii) “FOR” the Terex adjournment proposal.
Approval of the REV merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of REV common stock entitled to vote thereon at the REV special meeting, and approval of each of the REV advisory compensation proposal and the REV adjournment proposal requires the affirmative vote of the majority of the votes cast affirmatively or negatively by holders of REV common stock at the REV special meeting. The REV Board recommends that you vote (i) “FOR” the REV merger proposal, (ii) “FOR” the REV advisory compensation proposal, and (iii) “FOR” the REV adjournment proposal.
Q:	Can I change my vote after I have delivered my proxy or voting instruction card?
A:	Yes. You can change your vote at any time before your proxy is voted at your respective special meeting. You can do this by:
•	timely delivery of a written notice of revocation of your proxy to REV’s or Terex’s secretary before the date of the respective special meeting;
•	signing and returning a subsequently dated proxy by 11:59 p.m., Eastern time on the day before the Terex special meeting or the REV special meeting, as applicable;
•	voting by telephone or the Internet at a later time; or
•	attending and voting at the respective special meeting.
If you hold your shares of Terex common stock or REV common stock through a bank, broker or other nominee, you should contact your bank, broker, trustee or other nominee to change your vote.
Q:	What happens if I sell my shares of Terex common stock or REV common stock after the record date but before the date of the Terex special meeting or the REV special meeting?
A:
The respective record dates for the Terex special meeting and the REV special meeting are earlier than the date of the Terex special meeting and the REV special meeting and the date that the mergers are expected to be completed. If you transfer your shares of Terex common stock or REV common stock after the applicable record date but before the date of the Terex special meeting or the REV special meeting, you will retain your right to vote at the Terex special meeting or the REV special meeting, as applicable, but holders of REV common stock who have transferred their shares of REV common stock before the first effective time will not have the right to receive the merger consideration to be received by the holders of REV common stock in the first merger. To receive the merger consideration, you must hold your shares of REV common stock through the first effective time.

Q:	Are holders of Terex common stock entitled to appraisal or dissenters’ rights?
A:	No appraisal or dissenters’ rights will be available to the holders of Terex common stock in connection with the mergers.
For more information, see the section entitled “The Mergers—Appraisal Rights.”
Q:	Are holders of REV common stock entitled to appraisal or dissenters’ rights?
A:
Appraisal or dissenters’ rights will be available to the holders of REV common stock in connection with the mergers. In order to exercise your appraisal rights, you must follow the requirements set forth in Section 262 of the Delaware General Corporation Law, as amended (the “DGCL”). Under Section 262 of the DGCL, if the first merger is consummated, stockholders and beneficial owners of REV common stock who do not vote in favor of the REV merger proposal and who otherwise comply with, and do not validly withdraw or otherwise lose their appraisal rights under the applicable provisions of Delaware law, will be entitled to receive, in cash, the “fair value” of their shares, exclusive of any elements of value arising from the accomplishment or expectation of the first merger, together with interest, if any, to be paid upon the amount determined to be fair value as determined by the Delaware Court of Chancery. The appraisal amount could be more than, the same as or less than the amount a REV stockholder would be entitled to receive under the terms of the Merger Agreement. Persons who wish to seek appraisal of their shares are in any case encouraged to seek the advice of legal counsel with respect to the exercise of appraisal rights due to the complexity of the appraisal process.
For more information, see the section entitled “The Mergers—Appraisal Rights” and Section 262 of the DGCL, which is the relevant section of the DGCL regarding appraisal rights and may be accessed without subscription or cost at the Delaware Code Online (available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262).
Q:
Are there any risks that I should consider in deciding whether to vote for the approval of the Terex stock issuance proposal or the REV merger proposal, or the other proposals to be considered at the Terex special meeting or the REV special meeting, respectively?

A:
Yes. You should read and carefully consider the risk factors set forth herein in the section entitled “Risk Factors”. You also should read and carefully consider the risk factors of Terex and REV contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:	What are the material U.S. federal income tax consequences of the mergers to holders of REV common stock?
A:
The mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code. Based on certain representations, covenants and assumptions described below, all of which we assume will continue to be true and accurate in all material respects as of the first effective time, each of Fried, Frank, Harris, Shriver & Jacobson, LLP, counsel to Terex, and Davis Polk & Wardwell LLP, counsel to REV (together with Fried, Frank, Harris, Shriver & Jacobson, LLP, “tax counsel”), has delivered an opinion (collectively, the “Tax Opinions”) in connection with the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code (the “Tax Treatment”). In addition, the completion of the mergers is conditioned upon the receipt of a legal opinion by each of Terex and REV to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code with respect to each of the parties to the reorganization. An opinion of tax counsel neither binds the IRS nor precludes the IRS or the courts from adopting a contrary position. Neither Terex nor REV intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the mergers. Accordingly, even though Terex and REV intend that the mergers, taken together, qualify for such tax treatment, no assurance can be given that the IRS will not challenge that position or that a court would not sustain such a challenge. Assuming the mergers qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code, for U.S. federal income tax purposes, a U.S. Holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers”) of REV common stock who exchanges shares of REV common stock for the merger consideration will recognize gain, if any, (but not loss) equal to the lesser of (i) the excess, if any, of the amount of cash plus the fair market value at the first effective time of the Terex common stock received in exchange for such shares of REV common stock in the mergers, minus such holder’s adjusted tax basis in the shares of REV common stock exchanged therefor and (ii) the amount of cash received by such holder in exchange for such shares of REV common stock. Notwithstanding the foregoing, it is possible that a holder may be required to treat any gain recognized as a dividend in certain circumstances, as described in the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers—Treatment as a Dividend”.

You should read the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” for a more detailed discussion of the U.S. federal income tax consequences of the mergers. You are strongly encouraged to consult with a tax advisor to determine the particular tax consequences of the mergers to you.
Q:	When are the mergers expected to be completed?
A:
As of the date of this joint proxy statement/prospectus, Terex and REV expect the mergers to close by the end of the first half of calendar year 2026. However, neither Terex nor REV can predict the actual date on which the mergers will be completed, or if the mergers will be completed at all, because completion is subject to conditions and factors outside the control of both Terex and REV. Terex and REV must obtain the approval of the holders of Terex common stock for the Terex stock issuance proposal and of the holders of REV common stock for the REV merger proposal, as well as obtain regulatory clearance and satisfy certain other closing conditions. For a more detailed description of the conditions to completion of the mergers that may affect the timing of completion of the mergers, please see the section entitled “The Merger Agreement—Conditions to Completion of the Mergers” herein.

Q:	What are the conditions to completion of the mergers?
A:
The obligations of Terex and REV to complete the mergers are subject to the satisfaction or waiver of certain closing conditions contained in the Merger Agreement, including: (i) the adoption of the Merger Agreement and the approval of the first merger by the holders of REV common stock; (ii) approval of the issuance of Terex common stock in connection with the mergers by the holders of the shares of Terex common stock; (iii) the shares of Terex common stock to be issued to holders of REV common stock in connection with the mergers being approved for listing on the NYSE, subject to official notice of issuance; (iv) the effectiveness of the registration statement to be filed by Terex with the SEC in connection with the registration under the Securities Act of 1933, as amended, of the Terex common stock to be issued in the mergers; (v) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the consummation of the mergers; (vi) the absence of an injunction or law prohibiting the mergers; (viii) the accuracy of the parties’ respective representations and warranties, subject to standards of materiality set forth in the Merger Agreement, (ix) material compliance by each party with its respective obligations under the Merger Agreement; (x) the absence of a material adverse effect with respect to each of Terex and REV; and (xi) the receipt by each of the parties of a legal opinion to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code with respect to each of the parties to the reorganization. See “The Merger Agreement—Conditions to Completion of the Mergers” herein.

Q:	What happens if the mergers are not completed?
A:
If the mergers are not completed, holders of REV common stock will not receive any merger consideration for their shares of REV common stock in connection with the mergers, and REV common stock will not be exchanged for a mixture of Terex common stock and cash in connection with the mergers. Instead, REV will remain an independent public company, REV common stock will continue to be listed on the NYSE, and Terex will not complete the issuance of shares of Terex common stock pursuant to the Merger Agreement. In addition, the Merger Agreement provides for the payment by either Terex or REV, as applicable, to the other party of a termination fee of $128 million if the Merger Agreement is terminated in specified circumstances. See the section entitled “The Merger Agreement—Termination Fees” for a more detailed discussion of the circumstances under which a termination fee will be required to be paid by either Terex or REV.

Q:	Should I send in my REV stock certificates now?
A:
No. Please DO NOT send your REV common stock certificates with your proxy card. You should carefully review and follow the instructions set forth in the letter of transmittal, which will be mailed to you after the first effective time, regarding the surrender of your stock certificates. See the section entitled “The Merger Agreement—Exchange and Payment Procedures” for more information.

Q:	What should I do if I receive more than one set of voting materials for the same special meeting?
A:
If (i) you hold shares of Terex common stock or REV common stock in “street name” and also directly in your name as a holder of record or otherwise, (ii) you hold shares of Terex common stock or REV common stock in more than one brokerage account or (iii) you hold shares of both Terex common stock and REV common stock, you may receive more than one set of voting materials relating to the same special meeting. In these instances, you should vote each set of voting materials separately to make sure all your votes are counted.

Record holders: For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of Terex common stock or REV common stock are voted.
Shares in “street name”: For shares held in “street name” through a bank, broker or other nominee, you should follow the procedures provided by your bank, broker or other nominee to vote your shares.
Q:	Where can I find voting results of the Terex special meeting and the REV special meeting?
A:
Terex and REV intend to announce their respective preliminary voting results at the Terex special meeting and the REV special meeting, respectively, and disclose their respective final voting results in Current Reports on Form 8-K that will be filed with the SEC following the Terex special meeting and the REV special meeting. All reports that Terex and REV file with the SEC are publicly available when filed. Please see the section entitled “Where You Can Find More Information” herein.

Q:	How can I find more information about Terex and REV?
A:	You can find more information about Terex and REV from the sources described in the section entitled “Where You Can Find More Information” herein.
Q:	Who can help answer my questions?
A:
If you have any questions about the Terex special meeting, the REV special meeting, the mergers, the Terex stock issuance proposal, the REV merger proposal, how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or documents incorporated by reference herein, the applicable enclosed proxy card or voting instructions, you should contact:

For Terex stockholders:	For REV stockholders:

Terex Corporation 301 Merritt 7, 4th Floor Norwalk, Connecticut 06851 (203) 216-8524 InvestorRelations@Terex.com Attention: Investor Relations	REV Group, Inc. 245 S. Executive Drive, Suite 100 Brookfield, WI 53005 (292) 957-4594 investors@revgroup.com Attention: Investor Relations

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 In the United States: (877) 800-5182 Outside the United States: +1 (412) 232-3651	Georgeson, LLC 51 West 52nd Street, 6th Floor New York, New York 10019 Stockholders, Banks and Brokers Call Toll Free: (866) 989-6102 Email: revgroup@georgeson.com

SUMMARY
This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the special meetings. In addition, we incorporate by reference important business and financial information about Terex and REV into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information.”
The Parties to the Mergers (pages 64 and 65)
Terex Corporation
Terex Corporation is a global industrial equipment manufacturer of materials processing machinery, waste and recycling solutions, mobile elevating work platforms (MEWPs) and equipment for the electric utility industry. Terex designs, builds and supports products used in maintenance, manufacturing, energy, waste and recycling, minerals and materials management, construction and the entertainment industry. Terex provides lifecycle support to its customers through its global parts and services organization and offers complementary digital solutions designed to help customers maximize their return on their investment. Certain Terex products and solutions enable customers to reduce their impact on the environment including electric and hybrid offerings that deliver quiet and emission-free performance, products that support renewable energy, and products that aid in the recovery of useful materials from various types of waste. Terex products are manufactured in North America, Europe, and Asia Pacific and sold worldwide. Shares of Terex’s common stock are listed on the NYSE under the symbol “TEX.”
Terex is a Delaware corporation and maintains its principal executive office at 301 Merritt 7, 4th Floor, Norwalk, Connecticut 06851. Terex’s telephone number at that address is (203) 222-7170 and its website is www.terex.com. The information on Terex’s website is not part of this joint proxy statement/prospectus, and the reference to Terex’s website address does not constitute incorporation by reference of any information on that website into this joint proxy statement/prospectus.
Tag Merger Sub 1 Inc.
Tag Merger Sub 1 Inc. is a wholly owned subsidiary of Terex. Merger Sub 1 was formed solely for the purpose of completing the mergers. Merger Sub 1 has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the mergers.
Merger Sub 1 was formed in the State of Delaware on October 27, 2025. Merger Sub 1’s principal executive office is located at 301 Merritt 7, 4th Floor, Norwalk, Connecticut 06851 and its telephone number is (203) 222-7170.
Tag Merger Sub 2 LLC
Tag Merger Sub 2 LLC is a wholly owned subsidiary of Terex. Merger Sub 2 was formed solely for the purpose of completing the mergers. Merger Sub 2 has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the mergers.
Merger Sub 2 was formed in the State of Delaware on October 27, 2025. Merger Sub 2’s principal executive office is located at 301 Merritt 7, 4th Floor, Norwalk, Connecticut 06851 and its telephone number is (203) 222-7170.
REV Group, Inc.
REV Group, Inc. is a leading designer, manufacturer and distributor of specialty vehicles and related aftermarket parts and services. REV provides customized vehicle solutions for applications, including essential needs for public services (ambulances and fire apparatus), commercial infrastructure (terminal trucks and industrial sweepers) and consumer leisure (motorized recreational vehicles). REV comprises a portfolio of well-established principal vehicle brands and serves a diversified customer base, primarily in the United States, through two segments: Specialty Vehicles and Recreational Vehicles. REV common stock is traded on the NYSE under the symbol “REVG.”
REV is a Delaware corporation and maintains its principal executive office at 245 South Executive Drive, Suite 100, Brookfield, Wisconsin 53005. REV’s telephone number at that address is (414) 290-0190 and its website is www.revgroup.com. The information on REV’s website is not part of this joint proxy statement/prospectus, and the reference to REV’s website address does not constitute incorporation by reference of any information on that website into this joint proxy statement/prospectus.

The Mergers and the Merger Agreement (pages 68 and 114)
The terms and conditions of the mergers are contained in the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the Merger Agreement carefully and in its entirety, as it is the primary legal document that governs the mergers.
The Merger Agreement provides, among other things, that, on the terms and subject to the conditions set forth therein, (i) Merger Sub 1 will be merged with and into REV (the “first merger”), whereupon the separate corporate existence of Merger Sub 1 will cease, and REV will continue as the surviving corporation of the first merger and a direct wholly owned subsidiary of Terex and (ii) immediately after the first merger, REV will be merged with and into Merger Sub 2 (the “second merger,” and, together with the first merger, the “mergers”), whereupon the separate corporate existence of REV will cease, and Merger Sub 2 will continue as the surviving entity of the second merger and a direct wholly owned subsidiary of Terex.
Merger Consideration
Pursuant to the Merger Agreement, at the effective time of the first merger (the “first effective time”), each share of REV common stock, par value $0.001 per share (“REV common stock”), issued and outstanding immediately before the first effective time (other than cancelled shares, dissenting shares and REV restricted share awards) will convert into the right to receive, in accordance with and subject to the terms, conditions and procedures in the Merger Agreement, the following consideration (collectively with, if applicable, cash in lieu of fractional shares as described below, the “merger consideration”), without interest and subject to any required withholding tax: (i) $8.71 in cash and (ii) 0.9809 validly issued, fully paid and nonassessable shares of Terex common stock. No fractional shares of Terex common stock will be issued in the mergers, and holders of REV common stock will receive cash in lieu of any fractional shares of Terex common stock.
At the first effective time, each share of REV common stock converted pursuant to the Merger Agreement will be automatically canceled and cease to exist and each applicable holder of REV common stock will cease to have any rights with respect to the REV common stock, except the right to receive the merger consideration and any dividends or other distributions to which holders are entitled under the terms of the Merger Agreement, without interest.
The Merger Agreement does not contain any provision that would adjust the exchange ratio based on fluctuations in the trading prices of either shares of Terex common stock or shares of REV common stock or currency exchange rates prior to the Closing. The market value of the merger consideration to REV stockholders will depend on the market price of Terex common stock at the time of the Closing.
Terex common stock is listed on the NYSE under the symbol “TEX,” and REV common stock is listed on the NYSE under the symbol “REVG.” The following table shows the closing sale prices of Terex common stock and REV common stock as reported on the NYSE on October 29, 2025, the last full trading day before the public announcement of the Merger Agreement, and on December 22, 2025, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of REV common stock, which was calculated by adding (i) the product of the closing price of Terex common stock on those dates multiplied by 0.9809, representing the stock component of the merger consideration, and (ii) $8.71, representing the cash component of the merger consideration.

	Terex Common Stock Closing Price	REV Common Stock Closing Price	Exchange Ratio	Implied Per Share Value of Merger Consideration
October 29, 2025	$55.98	$59.98	0.9809	$63.62
December 22, 2025	$54.69	$62.14	0.9809	$62.36

For more information on the merger consideration, see the sections entitled “Market Price Information,” “The Mergers—Terms of the Mergers” and “The Merger Agreement—Merger Consideration.”
Ownership Following the Mergers
Based on the fully diluted shares of Terex and REV as of the date of the Merger Agreement, we estimate that holders of REV common stock immediately prior to the first effective time will own approximately 42% of the Terex common stock immediately following completion of the mergers and holders of Terex common stock immediately prior to the first effective time will own approximately 58% of the Terex common stock immediately following completion of the mergers, in each case, on a fully diluted basis.

Treatment of REV Equity Awards (page 115)
REV Restricted Share Awards. Under the Merger Agreement, each REV restricted share award will be converted into (i) a Terex restricted share award, relating to a number of shares of Terex common stock, equal to the product of (a) the number of shares of REV common stock subject to the REV restricted share award, multiplied by (b) 0.9809, and (ii) a restricted share award restricted cash payment in an amount equal to the product of (1) the number of shares of REV common stock subject to the REV restricted share award, multiplied by (2) $8.71. Each converted Terex restricted share award and restricted share award restricted cash payment will generally be subject to the same terms and conditions that applied to the corresponding REV restricted share award prior to the Closing.
REV RSU Awards. The Merger Agreement provides that each REV RSU award will be converted into a Terex RSU award, relating to a number of shares of Terex common stock, equal to the product of (i) the number of shares of REV common stock subject to the REV RSU award (assuming forecasted level of performance is achieved for any REV RSU award subject to performance vesting conditions), multiplied by (ii) the award exchange ratio. Each converted Terex RSU award will generally be subject to the same terms and conditions that applied to the corresponding REV RSU award, except that the Terex RSU award will not be subject to performance-vesting conditions.
REV Dividend Equivalents. The Merger Agreement provides that each REV dividend equivalent on a REV RSU award that is accrued, but unpaid, as of immediately prior to the Closing will be converted into a RSU restricted cash payment. Each converted RSU restricted cash payment will generally be subject to the same terms and conditions that applied to the corresponding REV RSU award, except that the RSU restricted cash payment will not be subject to performance-vesting conditions.
Material U.S. Federal Income Tax Consequences of the Mergers (page 133)
The mergers, taken together, are intended to qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code. Based on certain representations, covenants and assumptions described below, all of which we assume will continue to be true and accurate in all material respects as of the first effective time, tax counsel have delivered the Tax Opinions in connection with the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part to the effect that the mergers, taken together, will qualify for the Tax Treatment. In addition, the completion of the mergers is conditioned upon the receipt of a legal opinion by each of Terex and REV to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code with respect to each of the parties to the reorganization. An opinion of tax counsel neither binds the IRS nor precludes the IRS or the courts from adopting a contrary position. Neither Terex nor REV intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the mergers. Accordingly, even though Terex and REV intend that the mergers, taken together, qualify for such tax treatment, no assurance can be given that the IRS will not challenge that position or that a court would not sustain such a challenge.
You should read the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” for a more detailed discussion of the U.S. federal income tax consequences of the mergers.
You should be aware that the tax consequences to you of the mergers may depend upon your own situation. In addition, you may be subject to federal, state, local or non-U.S. tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult your tax advisor for a full understanding of the tax consequences to you of the mergers.
Terex’s Reasons for the Mergers; Recommendation of the Terex Board (page 77)
The Terex Board of Directors has, by resolutions unanimously adopted thereby, approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, and determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, are fair to, and in the best interests of Terex and its stockholders. The Terex Board recommends that holders of Terex common stock vote “FOR” the Terex stock issuance proposal. For a more detailed discussion of the Terex Board’s recommendation, see the section entitled “The Mergers—Terex’s Reasons for the Mergers; Recommendation of the Terex Board.”
REV’s Reasons for the Mergers; Recommendation of the REV Board (page 87)
The REV Board has, by resolutions unanimously adopted thereby, approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, and determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, are fair to, and in the best interests of, REV and its stockholders. The REV Board of Directors recommends that holders of REV common stock vote “FOR” the proposals to be presented at the REV special meeting, including the REV merger proposal. For a more detailed discussion of the recommendation of the REV Board, see the section entitled “The Mergers—REV’s Reasons for the Mergers; Recommendation of the REV Board.”
Opinion of Terex’s Financial Advisor (page 80)
On October 29, 2025, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Terex Board of Directors that, as of such date, and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be paid by Terex in the mergers was fair, from a financial point of view, to Terex. The full text of Barclays’ written opinion, dated as of October 29, 2025, is attached as Annex B to this joint proxy statement/prospectus. Barclays’ opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. The summary of the opinion of Barclays set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Terex stockholders are urged to read the opinion in its entirety. Barclays’ opinion was addressed to the Terex Board of Directors (in its capacity as such) in connection with and for the purposes of its evaluation of the mergers, and was limited to the fairness, from a financial point of view, of the merger consideration to be paid by Terex in the mergers and did not address any other aspect of the transactions. Barclays expressed no opinion as to the fairness of any consideration to be paid in connection with the transactions to the holders of any class of securities, creditors or other constituencies of Terex or as to the underlying decision by Terex to engage in the transactions. The opinion is not intended to be and does not constitute a recommendation to any Terex stockholder as to how such stockholder should vote with respect to the transactions.
Opinion of REV’s Financial Advisor (page 91)
At the meeting of the REV Board on October 29, 2025, J.P. Morgan rendered to the REV Board its oral opinion to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review that J.P. Morgan undertook in preparing its opinion, the merger consideration was fair, from a financial point of view, to the holders of the REV common stock in the mergers. J.P. Morgan confirmed its October 29, 2025 oral opinion by delivering its written opinion, dated October 29, 2025, to the REV Board that, as of such date, the merger consideration was fair, from a financial point of view, to the holders of the REV common stock in the mergers.
The full text of the written opinion of J.P. Morgan, dated October 29, 2025, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review that J.P. Morgan undertook in preparing its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated in this joint proxy statement/prospectus by reference. The summary of J.P. Morgan’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The REV stockholders are urged to read the opinion in its entirety. J.P. Morgan’s opinion was addressed to the REV Board (in its capacity as such) in connection with and for the purposes of its evaluation of the mergers, and was limited to the fairness, from a financial point of view, of the merger consideration to the holders of the REV common stock in the mergers. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the mergers to the holders of any other class of securities, creditors or other constituencies of REV or as to REV’s underlying decision to engage in the mergers. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of REV as to how such stockholder should vote with respect to the mergers or any other matter.
For a description of the opinion that the REV Board received from J.P. Morgan, see the section entitled “The Mergers — Opinion of REV’s Financial Advisor” beginning on page 91 of this joint proxy statement/prospectus.
Appraisal Rights (page 108)
If the mergers are consummated and certain conditions are met, stockholders and beneficial owners of REV common stock who continuously hold their shares through the effective date of the first merger, who do not vote in favor of the REV merger proposal and who otherwise comply with, and do not validly withdraw their demands or otherwise lose their rights under the applicable provisions of Delaware law will be entitled to seek appraisal of their shares in connection with the first merger under Section 262 of the DGCL. This means that REV stockholders and beneficial owners may be entitled to have their shares of REV common stock appraised by the Delaware Court of Chancery of the State of Delaware (the “Court of Chancery”), and to receive payment in cash of the “fair value” of their shares of common stock, exclusive of any elements of value arising from the accomplishment or expectation of the first merger, together with interest, if any, to be paid on the amount determined to be the fair value as determined by the Court of Chancery, as described further below. Due to the complexity of the appraisal process, persons who wish to seek appraisal of their shares are encouraged to seek the advice of legal counsel with respect to the exercise of appraisal rights.
Holders of REV common stock and beneficial owners considering seeking appraisal should be aware that the “fair value” of their shares as determined pursuant to Section 262 of the DGCL could be more than, the same as or less than the value of the consideration that they would receive pursuant to the Merger Agreement if they did not seek appraisal of their shares of REV common stock.
To exercise appraisal rights, REV stockholders or beneficial owners of REV common stock must: (i) deliver a written demand for appraisal to REV before the vote is taken on the REV merger proposal; (ii) not submit a proxy or otherwise vote in favor of the REV merger proposal; (iii) continue to hold or beneficially own, as applicable, their shares of REV common stock through the first effective time; and (iv) comply with all other procedures for exercising appraisal rights under the DGCL. Failure to follow the procedures specified under the DGCL may result in the loss of appraisal rights. In addition, the Court of Chancery will dismiss appraisal proceedings as to all persons who otherwise would be entitled to appraisal rights unless certain stock ownership conditions are satisfied by the stockholders and beneficial owners who properly and timely demand appraisal in accordance with Section 262 of the DGCL. The DGCL requirements for exercising appraisal rights are described in further detail in the section of the proxy statement/prospectus entitled “The Mergers—Appraisal Rights,” which is qualified in its entirety by Section 262 of the DGCL, the relevant section of the DGCL regarding appraisal rights. Section 262 of the DGCL may be accessed without subscription or cost at the Delaware Code Online (available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262).
If you hold your shares of REV common stock through a bank, broker or other nominee and you wish to exercise appraisal rights, you may make a written demand for appraisal in your own name, but you must satisfy the conditions set forth above and your written demand must also reasonably identify the holder of record of the shares for which demand is made, be accompanied by documentary evidence of your beneficial ownership of stock (such as a brokerage or securities account statement containing such information or a letter from a broker or other record holder of such shares confirming such information) and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which you consent to receive notices given by the surviving corporation under Section 262 of the DGCL and to be set forth on the verified list required by Section 262(f) of the DGCL.
For a more detailed discussion of Appraisal Rights, see the section entitled “The Mergers—Appraisal Rights.”
Interests of Terex’s Directors and Executive Officers in the Mergers (page 100)
In considering the recommendation of the Terex Board to vote for the Terex stock issuance proposal, holders of Terex common stock should be aware that the directors and executive officers of Terex may have interests in the mergers that are different from, or in addition to, the interests of holders of Terex common stock generally. The Terex Board was aware of these interests when it approved the Merger Agreement and the transactions contemplated thereby, and considered them, in making its recommendation that Terex stockholders vote to approve the Terex stock issuance proposal.
The mergers will not constitute a “change in control” for purposes of any equity awards or other compensation arrangements with the Terex directors or executive officers. Accordingly, there are no payments or benefits to Terex directors or executive officers that are based on or otherwise relate to the mergers, and all equity award arrangements will continue to vest in accordance with their standard terms. Upon completion of the mergers, Simon Meester, the current chief executive officer of Terex, will continue in his current role with the Combined Company, as described in the section entitled “The Mergers—Interests of Terex’s Directors and Officers in the Mergers.” Following the mergers, seven of the nine directors of Terex as of the date of this joint proxy statement/prospectus will serve on the Combined Company Board. As of the date of this joint proxy statement/prospectus, it has not been finally determined which current directors of Terex will serve on the Combined Company Board. For more information, see the section entitled “The Mergers—Terex Board After the Mergers.”

Interests of REV’s Non-Employee Directors and Executive Officers in the Mergers (page 101)
REV’s non-employee directors and executive officers may have interests in the mergers, including financial interests, that are different from, or in addition to, the interests of holders of REV common stock generally. The REV Board was aware of these interests and carefully considered them to the extent that they existed at the time, among other matters, in evaluating, negotiating and approving the Merger Agreement and the transactions contemplated by the Merger Agreement (including the mergers), and in determining to recommend that holders of REV common stock vote to approve the REV merger proposal and the REV advisory compensation proposal. For a more detailed discussion of these interests, see the section entitled “The Mergers—Interests of REV’s Non-Employee Directors and Executive Officers in the Mergers.”
Terex Board After the Mergers (page 107)
Pursuant to the terms of the Merger Agreement, prior to the first effective time, Terex is required to take all necessary actions so that, upon and after the first effective time, the Terex Board is comprised of twelve directors, including seven directors selected from Terex’s Board (“Legacy Terex Directors”), and five directors selected by REV from REV’s Board (“Legacy REV Directors” and, together with Legacy Terex Directors, “Legacy Directors”) who are independent (within the applicable meaning of the rules and regulations of the SEC and NYSE) with respect to Terex and are reasonably acceptable to Terex prior to the Closing.
The Merger Agreement also provides that, except as may be agreed by two-thirds of all members of the Terex Board (including the affirmative vote of at least two Legacy REV Directors), (i) Terex shall cause forty-two percent (rounded to the nearest whole number) of the Legacy Directors included on the slate of director nominees submitted by the Terex Board to Terex stockholders for election at each annual meeting of stockholders of Terex occurring after the Closing through the 2027 annual meeting of Terex stockholders to be Legacy REV Directors and fifty-eight percent (rounded to the nearest whole number) of the Legacy Directors included on the slate of director nominees submitted to Terex stockholders for election at each annual meeting of Terex stockholders occurring after the Closing through the 2027 annual meeting of Terex stockholders to be to be Legacy Terex Directors, (ii) after the Closing through the 2028 annual meeting of Terex stockholders, the chair of the Terex Board shall be a Legacy Terex Director, (iii) after the Closing through the 2028 annual meeting of Terex stockholders, the Terex Board shall have two vice chairs of the Terex Board, with one such vice chair being a Legacy Terex Director and one such vice chair being a Legacy REV Director, (iv) after the Closing through the 2028 annual meeting of Terex stockholders, the chair of the Governance, Nominating and Corporate Responsibility Committee of the Terex Board of Directors shall be a Legacy Terex Director, (v) after the Closing through the 2028 annual meeting of Terex stockholders, the chair of the Audit Committee of the Terex Board shall be a Legacy REV Director, and (vi) after the Closing through the 2028 annual meeting of Terex stockholders, the chair of the Compensation and Human Capital Committee of the Terex Board shall be a Legacy REV Director. As of the date of this joint proxy statement/prospectus, it has not yet been finally determined which current members of the REV Board will be appointed as members of the Terex Board effective upon the Closing. For more information, see the section entitled “The Mergers—Terex Board After the Mergers”.
Regulatory Matters (page 108)
The mergers are subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), which provides that certain transactions may not be completed until notification and report forms are furnished to the Antitrust Division of the United States Department of Justice (the “DOJ”) and the United States Federal Trade Commission (the “FTC”), and the HSR Act waiting period is terminated or expires. On November 19, 2025, Terex and REV each filed their respective requisite notification and report forms under the HSR Act with the DOJ and the FTC. The 30-day waiting period following the parties’ filings expired on December 19, 2025, at 11:59 p.m. Eastern time.
In connection with the Terex stock issuance proposal, Terex has filed a registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, that must be declared effective by the SEC and pursuant to which the issuance of shares of Terex common stock issuable pursuant to the terms of the Merger Agreement will be registered with the SEC.
The completion of the mergers is subject to approval for listing of the shares of Terex common stock to be issued pursuant to the Merger Agreement on the NYSE, subject to official notice of issuance.

Conditions to Completion of the Mergers (page 128)
Under the terms of the Merger Agreement, the respective obligations of Terex, REV, Merger Sub 1 and Merger Sub 2 to consummate the mergers are subject to the satisfaction or, to the extent permitted by law, the waiver by each party on or prior to the Closing, of each of the following conditions:
•	the approval of REV stockholders of the REV merger proposal will have been obtained;
•	the approval of Terex stockholders of the Terex stock issuance proposal will have been obtained;
•	no governmental authority of competent jurisdiction having issued any order or law having the effect of enjoining or otherwise prohibiting the consummation of the mergers;
•	any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by the Merger Agreement will have expired or otherwise been terminated;
•
the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will have become effective under the Securities Act and no stop order suspending the use of the registration statement or the joint proxy statement/prospectus will have been issued by the SEC nor will proceedings seeking a stop order have been initiated or threatened by the SEC; and

•
Terex will have submitted to the NYSE a subsequent listing application with respect to the shares of Terex common stock issued or issuable pursuant to the Merger Agreement and such shares of Terex common stock will have been approved and authorized for listing on the NYSE, subject to official notice of issuance.

Terex’s and Merger Sub 1’s obligations to consummate the mergers are subject to the satisfaction or, to the extent permitted by law, Terex’s and Merger Sub 1’s waiver on or prior to the Closing of each of the following conditions:
•	REV’s performance or compliance in all material respects with its covenants, obligations and agreements required to be performed or complied with under the Merger Agreement prior to the Closing;
•
the accuracy of the representations and warranties of REV set forth in the Merger Agreement, subject to the materiality standards set forth in the Merger Agreement, as of the date of the Merger Agreement and as of the Closing Date (except to the extent such representations and warranties speak as of a specified date, in which case such representations and warranties will be true and correct as of such date);

•	the absence, since the date of the Merger Agreement, of a material adverse effect with respect to REV;
•	Terex having received a certificate from an executive officer of REV certifying that the above conditions have been satisfied; and
•
Terex obtaining a tax opinion that the mergers qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code and REV and Terex each will be a party to such reorganization within the meaning of Section 368(b) of the Code.

REV’s obligation to consummate the mergers is subject to the satisfaction or, to the extent permitted by law, REV’s waiver on or prior to the Closing of each of the following conditions:
•
Terex’s and Merger Sub 1’s performance or compliance in all material respects with its covenants, obligations and agreements required to be performed or complied with under the Merger Agreement prior to the Closing;

•
the accuracy of the representations and warranties of Terex set forth in the Merger Agreement, subject to the materiality standards set forth in the Merger Agreement, as of the date of the Merger Agreement and as of the Closing Date (except to the extent such representations and warranties speak as of a specified date, in which case such representations and warranties will be true and correct as of such date);

•	the absence, since the date of the Merger Agreement, of a material adverse effect with respect to Terex;
•	REV having received a certificate from an executive officer of Terex certifying that the above conditions have been satisfied; and
•
REV obtaining a tax opinion that the mergers qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code and REV and Terex each will be a party to such reorganization within the meaning of Section 368(b) of the Code.

As further discussed under the section entitled “Risk Factors,” neither Terex nor REV can be certain when, or if, the conditions to the mergers will be satisfied or waived, or that the mergers will be completed.
Termination of the Merger Agreement (page 130)
The Merger Agreement may be terminated at any time prior to the first effective time in the following circumstances:
•	by the mutual written consent of each of Terex and REV;
•
by either Terex or REV if the first effective time does not occur on or before 5:00 p.m. Eastern time on April 29, 2026, subject to an automatic extension for up to two periods of three months (such applicable date, the “Termination Date”) in the event that (i) any applicable waiting period under the HSR Act relating to the consummation of the mergers has not expired or early termination has not been granted or (ii) a governmental authority has issued an order or enacted a law that has the effect of enjoining or otherwise prohibiting the consummation of the mergers, if such restraint is in respect of an antitrust law, but all other conditions described in “The Merger Agreement—Conditions to Completion of the Mergers” above have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing (if such conditions are capable of being satisfied were the Closing to occur at such time));

•	by either Terex or REV upon a failure to obtain the Terex requisite vote or the REV requisite vote (in either case after a stockholder meeting is held for such purpose);
•
by either Terex or REV, respectively, in the event of an uncured or uncurable breach by the other party (in the case of Terex, including Merger Sub 1 and Merger Sub 2) of its representations, warranties, covenants or other agreements or any inaccuracy under the Merger Agreement, which would result in failure of the conditions related to representations and warranties or performance of obligations under the Merger Agreement;

•	by either Terex or REV if there exists a law or final and non-appealable order permanently restraining or prohibiting the mergers;
•
by REV if, prior to receipt of the Terex requisite vote, (i) the Terex Board fails to recommend that Terex stockholders vote in favor or the mergers, (ii) the Terex Board fails to include the Terex board recommendation in this joint proxy statement/prospectus, (iii) the Terex Board recommends, adopts or approves, or publicly proposes to recommend, adopt or approve, any acquisition proposal, or (iv) the Terex Board withholds, withdraws, qualifies or modifies or publicly announces its intent to withhold, withdraw, qualify or modify, in a manner adverse to REV, the Terex board recommendation (“Terex Change of Recommendation”);

•
by REV, prior to receipt of the REV requisite vote, to enter into a definitive agreement with respect to a REV superior proposal, to the extent permitted by the terms of the Merger Agreement and provided that REV pays the termination fee;

•
by Terex if, prior to receipt of the REV requisite vote, (i) the REV Board fails to recommend that REV stockholders vote in favor of the REV merger proposal, (ii) the REV Board fails to include the REV board recommendation in this joint proxy statement/prospectus, (iii) the REV Board recommends, adopts or approves, or publicly proposes to recommend, adopt or approve, any acquisition proposal in respect of REV, or (iv) the REV Board withholds, withdraws, qualifies or modifies or publicly announces its intent to withhold, withdraw, qualify or modify, in a manner adverse to Terex or Merger Sub 1, the REV board recommendation (“REV Change of Recommendation”); or

•
by Terex, at any time prior to receipt of the Terex requisite vote, to enter into a definitive agreement with respect to a Terex superior proposal to the extent permitted by the terms of the Merger Agreement and provided that Terex pays the termination fee.

Termination Fees Relating to the Termination of the Merger Agreement (page 130)
Termination Fee Payable by Terex
The Merger Agreement requires Terex to pay REV a termination fee of $128 million if:
•	the Merger Agreement is terminated by REV upon the Terex Board effecting a Terex Change of Recommendation;

•	the Merger Agreement is terminated by Terex in connection with Terex entering into a definitive agreement with respect to a Terex superior proposal (to the extent permitted by the Merger Agreement);
•
(i) an acquisition proposal (substituting in the definition thereof, “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of Terex is publicly proposed or announced, and not withdrawn at least two business days prior to, the Terex special meeting, (ii) the Merger Agreement is terminated by either REV or Terex upon a failure to obtain the Terex requisite vote (after the Terex special meeting is held), and (iii) concurrently or within twelve (12) months after such termination of the Merger Agreement, Terex either (a) consummates a transaction in respect of an acquisition proposal (substituting in the definition thereof, “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of Terex, regardless of whether such acquisition proposal is made prior to or after the termination of the Merger Agreement (a “Terex Qualifying Transaction”), or (b) enters into a definitive agreement providing for a Terex Qualifying Transaction and later consummates such Terex Qualifying Transaction; or

•
(i) an acquisition proposal (substituting in the definition thereof, “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of Terex is proposed or disclosed, whether or not made public, (ii) either (a) solely if the Terex requisite vote shall not have been obtained, the Merger Agreement is terminated by REV or Terex pursuant to the passing of the Termination Date, or (b) the Merger Agreement is terminated by REV in connection with Terex’s terminable, uncured breach of its representations, warranties, covenants or other agreements under the Merger Agreement, and (iii) concurrently or within twelve (12) months after such termination of the Merger Agreement, Terex either (1) consummates a Terex Qualifying Transaction, or (2) enters into a definitive agreement providing for a Terex Qualifying Transaction and later consummates such Terex Qualifying Transaction.

In no event will REV be entitled to receive more than one payment of the termination fee.
Termination Fee Payable by REV
The Merger Agreement requires REV to pay Terex a termination fee of $128 million if:
•	the Merger Agreement is terminated by Terex upon the REV Board effecting a REV Change of Recommendation;
•	the Merger Agreement is terminated by REV in connection with REV entering into a definitive agreement with respect to a REV superior proposal (to the extent permitted by the Merger Agreement);
•
(i) an acquisition proposal (substituting in the definition thereof, “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of REV is publicly proposed or announced, and not withdrawn at least two business days prior to, the REV special meeting, (ii) the Merger Agreement is terminated by either REV or Terex upon a failure to obtain the REV requisite vote (after the REV special meeting is held), and (iii) concurrently or within twelve (12) months after such termination of the Merger Agreement, REV either (a) consummates a transaction in respect of an acquisition proposal (substituting in the definition thereof, “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of REV, regardless of whether such acquisition proposal is made prior to or after the termination of the Merger Agreement (a “REV Qualifying Transaction”), or (b) enters into a definitive agreement providing for a REV Qualifying Transaction and later consummates such REV Qualifying Transaction; or

•
(i) an acquisition proposal (substituting in the definition thereof, “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of REV is proposed or disclosed, whether or not made public, (ii) either (a) solely if the REV requisite vote shall not have been obtained, the Merger Agreement is terminated by REV or Terex pursuant to the passing of the Termination Date, or (b) the Merger Agreement is terminated by Terex in connection with REV’s terminable, uncured breach of its representations, warranties, covenants or other agreements under the Merger Agreement, and (iii) concurrently or within twelve (12) months after such termination of the Merger Agreement, REV either (1) consummates a REV Qualifying Transaction, or (2) enters into a definitive agreement providing for a REV Qualifying Transaction and later consummates such REV Qualifying Transaction.

In no event will Terex be entitled to receive more than one payment of the termination fee.

Expenses (page 131)
Each of Terex and REV will pay fifty percent (50%) of all registration and filing fees, and printing and mailing costs, in respect of the registration statement of which this joint proxy statement/prospectus forms a part and any required filing fees with any governmental entity in connection with the consummation of the transactions contemplated by the Merger Agreement. Subject to the foregoing, each of Terex and REV will pay its own expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, whether or not the mergers are consummated.
No Solicitation (page 127)
Under the terms of the Merger Agreement:
•
each of Terex and REV will, and will cause its subsidiaries and controlled affiliates and their respective representatives to, cease and terminate any existing activities, discussions or negotiations with any third-party with respect to any Terex acquisition proposal or REV acquisition proposal, as applicable and in each case other than the transactions contemplated by the Merger Agreement, and where such activities, discussions or negotiations took place within six months prior to the first effective date, shall demand return or destruction of all confidential, non-public information and materials that have been provided to such third-parties relating to a possible acquisition proposal; and

•
each of Terex and REV will not, and will not permit any of their subsidiaries or respective officers or directors or any of their financial advisors (in their capacity as such) to, directly or indirectly, (i) solicit, initiate, encourage or knowingly facilitate (including by way of furnishing non-public information of Terex or REV) any inquiries or the making of any proposal, that would reasonably be expected to lead to, an acquisition proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions with, or provide any non-public information to, any person in connection with, or taking any action to knowingly facilitate, any Terex acquisition proposal or REV acquisition proposal, as applicable, (iii) approve or recommend, or propose to approve or recommend, or enter into any letter of intent, term sheet, memorandum of understanding, agreement or agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement regarding, or that is intended to result in or would reasonably be expected to lead to, any Terex acquisition proposal or REV acquisition proposal, as applicable (other than certain permitted confidentiality agreements); or (iv) propose or agree to do any of the foregoing.

Notwithstanding the above, if (i) after the date of the Merger Agreement, Terex or REV, as applicable, receives a bona fide written acquisition proposal (or any inquiry, proposal or indication of interest with respect thereto) with respect to Terex or REV, as applicable, from a third party (and such acquisition proposal did not result from a material breach of such party’s non-solicitation obligations), (ii) Terex or REV, as applicable, provides the other party with the written notice required under the Merger Agreement with respect to such party’s receipt of such acquisition proposal, (iii) promptly (in any event within 48 hours) makes available to the other party any nonpublic information that is provided to the person making the acquisition proposal that was not previously made available to the other party and (iv) the Terex Board or REV Board, as applicable, determines in good faith (after consultation with their respective financial advisor and outside legal counsel) that such acquisition proposal constitutes or would reasonably be expected to lead to a superior proposal with respect to Terex or REV, as applicable, then Terex or REV, as applicable, may furnish non-public information regarding such party to the person making such acquisition proposal (after entering into a permitted confidentiality agreement with such third party) and engage in discussions or negotiations with such third party regarding such acquisition proposal.
For a more complete description of the limitations on solicitation of acquisition proposals from third parties and the ability of each of the respective Boards of Directors of Terex and REV to change its recommendation with respect to the mergers, see “The Merger Agreement—No Solicitation.”
Accounting Treatment (page 107)
The mergers will be accounted for as an acquisition of REV by Terex under the acquisition method of accounting in accordance with GAAP. For additional information, see “The Mergers – Accounting Treatment.”

The Rights of REV’s Stockholders Will Change as a Result of the First Merger (page 140)
The rights of REV stockholders are governed by the DGCL, the REV charter and the REV bylaws. At the first effective time, REV stockholders will become Terex stockholders, and their rights will be governed by the DGCL, the Terex charter and the Terex bylaws. REV stockholders will have different rights once they become Terex stockholders due to differences between the REV governing documents, on the one hand, and the Terex governing documents, on the other hand. These differences are described in more detail in the section entitled “Comparison of Stockholder Rights.”
Listing of Terex Common Stock; Delisting and Deregistration of REV Common Stock (page 108)
Following the mergers, shares of Terex common stock will continue to be listed on the NYSE. Following the first merger, REV common stock will be delisted from the NYSE and deregistered under the Exchange Act.
The Terex Special Meeting (page 51)
The Terex special meeting will be held virtually via live audio webcast at www.virtualshareholdermeeting.com/TEREX2026SM, on January 28, 2026, at 10:00 a.m., Eastern time. There will be no physical location for the Terex special meeting. At the Terex special meeting, holders of Terex common stock will be asked to consider and vote on the Terex stock issuance proposal.
The record date for the determination of Terex stockholders entitled to notice of and to vote at the Terex special meeting is the close of business on December 16, 2025. Only Terex stockholders who held Terex common stock of record on the Terex record date are entitled to vote at the Terex special meeting. Each issued and outstanding share of Terex common stock entitles its holder of record to one vote on the matter to be considered at the Terex special meeting.
For business to be conducted at the Terex special meeting, a quorum must be present. A quorum at the Terex special meeting requires the presence, in person or by proxy, of the holders of Terex common stock representing a majority of the aggregate number of votes entitled to be cast at the Terex special meeting. Abstentions and broker non-votes will be considered present for purposes of determining the presence of a quorum. In accordance with Section 2.5 of the Terex bylaws, the Terex Board may adjourn the Terex special meeting from time to time, regardless of the outcome of the Terex adjournment proposal. At any subsequent reconvening of the Terex special meeting at which a quorum shall be present or represented, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Terex special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting. You may vote at the Terex special meeting if you owned shares of Terex common stock at the close of business on December 16, 2025. On that date, there were 65,589,513 shares of Terex common stock outstanding, of which approximately 2.37% of the Terex common stock was owned and entitled to be voted by Terex directors and executive officers and their affiliates. We currently expect that Terex’s directors and executive officers will vote their shares in favor of the Terex stock issuance proposal. As of December 16, 2025, the record date for the Terex special meeting, Terex’s directors owned and held sole dispositive and voting power over shares of Terex common stock representing approximately 1.52% of the voting power represented by all issued and outstanding shares of Terex common stock.
The Terex stock issuance proposal will be approved if the votes cast in favor of the Terex stock issuance proposal exceed the votes cast opposing the Terex stock issuance proposal, in each case, by the holders of the shares of Terex common stock present in person or represented by proxy and entitled to vote at a Terex special meeting at which a quorum is present. If you mark “ABSTAIN” on your proxy, fail to either submit a proxy or vote at the Terex special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Terex stock issuance proposal, it will have no effect on such proposal.
The Terex adjournment proposal will be approved if holders of a majority of the shares of Terex common stock present in person or represented by proxy and entitled to vote at a Terex special meeting at which a quorum is present vote in favor of the proposal. If you mark “ABSTAIN” on your proxy, fail to vote at the Terex special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Terex adjournment proposal, it will have the same effect as voting against the Terex adjournment proposal. Terex does not intend to call a vote on the Terex adjournment proposal if the Terex stock issuance proposal is approved at the Terex special meeting.
The mergers cannot be completed without the approval of the Terex stock issuance proposal. The approval of the Terex adjournment proposal is not a condition to the Closing or otherwise required to effectuate the mergers.

The REV Special Meeting (page 57)
The REV special meeting will be held virtually via live audio webcast at www.virtualshareholdermeeting.com/REVG2026SM, on January 28, 2026 at 10:00 a.m. Eastern time. There will be no physical location for the REV special meeting. At the REV special meeting, holders of REV common stock will be asked to consider and vote on the following proposals:
•	the REV merger proposal;
•	the REV advisory compensation proposal; and
•	the REV adjournment proposal.
The record date for the determination of REV stockholders entitled to notice of and to vote at the Terex special meeting is the close of business on December 16, 2025. Only REV stockholders who held REV common stock of record on the REV record date are entitled to vote at the REV special meeting. Each issued and outstanding share of REV common stock entitles its holder of record to one vote on the matter to be considered at the REV special meeting.
For business to be conducted at the REV special meeting, a quorum must be present. A quorum at the REV special meeting requires the presence, in person or by proxy, of the holders of REV common stock representing a majority of the aggregate number of votes entitled to be cast at the Terex special meeting. Abstentions and broker non-votes will be considered present for purposes of determining the presence of a quorum. In accordance with Section 2.06 of the REV bylaws, the chairman of the meeting or a majority of the stockholders present in person or represented by proxy shall adjourn the REV special meeting from time to time, regardless of the outcome of the REV adjournment proposal, until a quorum shall be present. At any subsequent reconvening of the REV special meeting at which a quorum shall be present or represented, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the REV special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting. You may vote at the REV special meeting if you owned shares of REV common stock at the close of business on December 16, 2025. On that date, there were 48,806,145 shares of REV common stock outstanding, of which approximately 1.35% of the REV common stock were owned and entitled to be voted by REV directors and executive officers and their affiliates. We currently expect that REV’s directors and executive officers will vote their shares in favor of the REV merger proposal and the other proposals to be considered at the REV special meeting, although none of them have entered into voting and support agreements obligating them to do so. As of December 16, 2025, the record date for the REV special meeting, REV’s directors owned and held sole dispositive and voting power over shares of REV common stock representing approximately 0.75% of the voting power represented by all issued and outstanding shares of REV common stock.
The REV merger proposal will be approved if the holders of a majority of the outstanding shares of REV common stock entitled to vote thereon at the REV special meeting are voted in favor of such proposal. The REV advisory compensation proposal will be approved if the majority of the votes cast affirmatively or negatively at the REV special meeting are voted in favor of such proposal. The REV adjournment proposal will be approved if the majority of the votes cast affirmatively or negatively at the REV special meeting are voted in favor of such proposal.
If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the REV special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the REV merger proposal, it will have the same effect as a vote against approval of the proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the REV special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the REV advisory compensation proposal, it will have no effect on the proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the REV special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the REV adjournment proposal, it will have no effect on the proposal.
The mergers cannot be completed without the approval of the REV merger proposal. The approval of the REV advisory compensation and the REV adjournment proposal are not conditions to the Closing or otherwise required to effectuate the mergers.
Litigation Related to the Mergers (page 113)
As of December 22, 2025, REV and Terex have received letters from counsel representing purported stockholders of REV alleging that the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part is materially misleading and/or omits purportedly material information, and demanding that corrective disclosures be made. REV and Terex believe such allegations are without merit.

Risk Factors (page 26)
In evaluating the Merger Agreement, the mergers or the issuance of Terex common stock, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” and in other documents incorporated by reference into this joint proxy statement/prospectus, including Terex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and REV’s Annual Report on Form 10-K for the fiscal year ended October 31, 2025. Please see the section entitled “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

RISK FACTORS
An investment by REV’s stockholders in Terex common stock as a result of the exchange of shares of REV common stock for shares of Terex common stock in the mergers involves certain risks. Similarly, a decision on the part of Terex stockholders to approve the Terex stock issuance proposal also involves risks for Terex stockholders. Certain material risks and uncertainties connected with the Merger Agreement and the transactions contemplated thereby, including the mergers and ownership of Terex common stock, are discussed below. In addition, Terex and REV discuss certain other material risks connected with the ownership of Terex common stock and with Terex’s business, and with the ownership of REV common stock and REV’s business, respectively, under the caption “Risk Factors” appearing in their Annual Reports on Form 10-K most recently filed with the SEC and may include additional or updated disclosures of such material risks in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that have been filed with the SEC or may be filed with the SEC after the date of this joint proxy statement/prospectus, each of which reports is or will be incorporated by reference in this joint proxy statement/prospectus.
Holders of REV common stock and holders of Terex common stock should carefully read and consider all of these risks and all other information contained in this joint proxy statement/prospectus, including the discussions of risk factors included in the documents incorporated by reference in this joint proxy statement/prospectus, in deciding whether to vote for approval of the various proposals for which they may be entitled to vote at the REV special meeting or the Terex special meeting described herein. The risks described in this joint proxy statement/prospectus and in those documents incorporated by reference may adversely affect the value of Terex common stock that you, as an existing Terex stockholder, currently hold or that you, as an existing REV stockholder, will hold upon the completion of the mergers, and could result in a decline in the value of Terex common stock.
Risks Related to the Mergers
The mergers are subject to conditions, some or all of which may not be satisfied, and may not be completed on a timely basis, if at all. Failure to complete the mergers on a timely basis or at all could have adverse effects on REV and Terex.
The completion of the mergers is subject to a number of conditions, including, among others, (i) the approval by Terex stockholders of the Terex stock issuance proposal, (ii) the approval by REV stockholders of the REV merger proposal and (iii) the expiration or termination of any applicable waiting period under the HSR Act, which make the completion and timing of the mergers uncertain. For a more detailed discussion regarding conditions to the mergers, see “The Merger Agreement—Conditions to Completion of the Mergers,” beginning on page 128. Additionally, either Terex or REV may terminate the Merger Agreement if the mergers have not been consummated on or before 5:00 p.m. New York City time on April 29, 2026 (subject to extension under the circumstances specified in the Merger Agreement to, at the latest, 5:00 p.m. New York City time on October 29, 2026), except that this right to terminate the Merger Agreement is not available to any party that has breached any of its obligations under the Merger Agreement if such breach has materially contributed to or resulted in the failure of the Closing to have occurred on or before such date.
If the mergers are not completed, REV’s and Terex’s respective ongoing businesses, financial conditions, financial results and stock prices could be materially adversely affected, and Terex and REV would forgo any benefit of completing the mergers. In that event, Terex and REV would be subject to a number of risks, including the following:
•	the market price of Terex common stock and/or REV common stock could be reduced to the extent that the current market price reflects a market assumption that the transaction will be completed;
•
Terex could owe REV a termination fee of $128 million if the Merger Agreement were terminated under specified circumstances as described in the sections titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 130, “The Merger Agreement—Effect of Termination” beginning on page 130, and “The Merger Agreement—Termination Fees” beginning on page 130;

•
REV could owe Terex a termination fee of $128 million if the Merger Agreement were terminated under specified circumstances as described in the sections titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 130, “The Merger Agreement—Effect of Termination” beginning on page 130, and “The Merger Agreement—Termination Fees” beginning on page 130;

•	Terex and/or REV could experience negative reactions from the financial markets or from their respective customers, dealers, suppliers or employees; and
•
Terex and REV could become involved in litigation related to any failure to complete the mergers or related to any enforcement proceeding commenced against Terex or REV to perform their respective obligations pursuant to the Merger Agreement.

Terex and REV may waive one or more of the conditions to completion of the mergers without re-soliciting stockholder approval.
Terex and REV may, subject to applicable law, determine to waive, in whole or part, one or more of the conditions to completion of the mergers prior to consummating the mergers. Any determination whether to waive any conditions, or to re-solicit stockholder approval to amend or supplement this proxy statement/prospectus as a result of such a waiver, will be made by Terex or REV at the time of such waiver based on the facts and circumstances as they exist at that time.
The Merger Agreement contains provisions that limit the ability of REV and Terex to pursue alternatives to the mergers, could discourage a third party from making a favorable alternative transaction proposal to either REV or Terex and, in specified circumstances, could require REV or Terex to pay a termination fee in connection with a termination of the Merger Agreement.
The Merger Agreement contains provisions that limit the ability of REV and Terex to solicit, discuss or enter into an agreement with respect to an acquisition proposal for REV or Terex. Each of the REV Board and the Terex Board is subject to restrictions on withdrawing, qualifying or modifying its recommendation to REV stockholders or Terex stockholders, as applicable, in favor of the mergers and to certain other related restrictions. In addition, REV and Terex generally must be given an opportunity to offer to modify the terms of the transactions contemplated by the Merger Agreement before the REV Board or Terex Board, as applicable, may withdraw or qualify its recommendation with respect to the mergers or terminate the Merger Agreement in connection with a third-party acquisition proposal.
In some circumstances relating to REV’s entry into an agreement for an alternative transaction or a change in the recommendation of the REV Board with respect to the mergers, upon termination of the Merger Agreement, REV will be required to pay a termination fee of $128 million to Terex and in some circumstances relating to Terex’s entry into an agreement for an alternative transaction or a change in the recommendation of the Terex Board with respect to the mergers, upon termination of the Merger Agreement, Terex will be required to pay a termination fee of $128 million to REV. See the sections titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 130, “The Merger Agreement—Effect of Termination” beginning on page 130, and “The Merger Agreement—Termination Fees” beginning on page 130.
These provisions of the Merger Agreement could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of REV or Terex or pursuing an alternative transaction with REV or Terex from considering or proposing such a transaction.
The mergers are subject to the expiration or termination of applicable waiting periods and the receipt of approvals, consents or clearances from regulatory authorities that may impose conditions that could have an adverse effect on (i) REV, (ii) Terex or (iii) the Combined Company following the mergers or, if not obtained, could prevent completion of the mergers.
For the mergers to be completed, any applicable waiting period (or extension thereof) under the HSR Act relating to the consummation of the mergers must have expired or been terminated, and there must be no order of a governmental entity of competent jurisdiction or law preventing, rendering illegal, enjoining or otherwise prohibiting the mergers. In deciding whether to grant any required antitrust approval, consent or clearance, the relevant governmental entities may consider, among other factors, the effect of the mergers on competition within their jurisdiction. The terms and conditions of the approvals, consents and clearances that are granted may impose requirements, limitations or costs or place restrictions on the conduct of the business of the Combined Company.
Under the HSR Act, the mergers may not be completed unless applicable waiting periods have expired or been terminated. The HSR Act provides that each party must file an HSR Act notification with the FTC and the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-day waiting period following the parties’ filings of their respective HSR Act notifications or the early termination of that waiting period. On

November 19, 2025, Terex and REV each filed their respective requisite notification and report forms under the HSR Act with the DOJ and the FTC. The 30-day waiting period following the parties’ filings expired on December 19, 2025, at 11:59 p.m. Eastern time.
In addition, regulators may impose conditions, terms, obligations or restrictions in connection with their approval of or consent to the mergers, and such conditions, terms, obligations or restrictions could delay completion of the mergers; impose additional material costs on or materially limit the revenues of the Combined Company following the completion of the mergers; or lead to the abandonment of the mergers. For a more detailed description of the regulatory review process, see the section titled “The Mergers—Regulatory Matters” beginning on page 108.
Under the Merger Agreement, each of Terex and REV have agreed to use their respective reasonable best efforts to take, as promptly as reasonably practicable, any and all steps necessary or advisable to eliminate each and every impediment and obtain all consents and the expiration of any waiting periods under any antitrust laws that may be required by any governmental entity with competent jurisdiction, including by proffering to, or agreeing to, sell, divest or hold separate, or take any other action that would limit REV’s, Terex’s or any of their respective subsidiaries’ freedom of action with respect to any assets, businesses, products or product lines of REV, Terex or any of their respective subsidiaries, unless doing so would reasonably be expected to result in a material adverse effect on the financial condition, properties, assets, business or results of operation of Terex and its subsidiaries or REV and its subsidiaries, taken as a whole, or such action is not contingent on consummation of the mergers.
The price of Terex common stock might decline prior to the completion of the mergers, which would reduce the value of the merger consideration to be received by REV’s stockholders pursuant to the Merger Agreement. In addition, because the exchange ratio is fixed, the number of shares of Terex common stock to be received by holders of REV common stock will not change between now and the time the mergers are completed to reflect changes in the trading prices of Terex common stock or REV common stock.
Upon completion of the mergers, REV stockholders will receive, for each share of REV common stock that they own, merger consideration in the form of a combination of Terex common stock and cash. The aggregate amount of merger consideration payable in cash is fixed at $8.71 per share of REV common stock, without interest, and the aggregate amount of merger consideration payable in Terex common stock is fixed at 0.9809 shares of Terex common stock per share of REV common stock. The aggregate amount of merger consideration is fixed, which means that it will not change between now and the Closing Date, regardless of whether the market price of either Terex common stock or REV common stock changes. As a result, any changes in the market price of Terex common stock before the mergers are completed will affect the market value of the merger consideration received. The market price of Terex common stock has fluctuated since the date of the announcement of the parties’ entry into the Merger Agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the special meetings, the date the mergers are completed and thereafter. The market price of Terex common stock, when received by holders of REV common stock after the mergers are completed, could be greater than, less than or the same as the market price of Terex common stock on the date of this joint proxy statement/prospectus or at the time of the REV special meeting. Accordingly, you should obtain current stock price quotations for Terex common stock and REV common stock before deciding how to vote or abstain from voting on any of the proposals described in this joint proxy statement/prospectus.
The market price for Terex common stock following the Closing may be affected by factors different from those that historically have affected or currently affect Terex common stock or REV common stock.
Upon completion of the mergers, holders of REV common stock will receive shares of Terex common stock. Terex’s financial position may differ from its financial position before the completion of the mergers, and the results of operations of the Combined Company may be affected by some factors that are different from those currently affecting the results of operations of Terex and those currently affecting the results of operations of REV.
Accordingly, the market price and performance of Terex common stock is likely to be different from the performance of REV common stock in the absence of the mergers. In addition, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, Terex common stock, regardless of Terex’s actual operating performance. For a discussion of the businesses of Terex and REV, and important factors to consider in connection with those businesses, see the documents attached hereto or incorporated by reference and referred to in “Where You Can Find More Information.”

The mergers may not be accretive, and may be dilutive, to Terex’s earnings per share, which may negatively affect the market price of Terex common stock.
Because shares of Terex common stock will be issued in the mergers, it is possible that the mergers may be dilutive to Terex’s earnings per share. This outcome could negatively affect the market price of Terex common stock. The issuance of new shares of Terex common stock in connection with the mergers could have the effect of depressing the market stock of Terex common stock, through dilution of earnings per share or otherwise. Any dilution of, or delay of any accretion to, Terex’s earnings per share could cause the price of shares of Terex common stock to decline or increase at a reduced rate.
The opinions of Terex’s and REV’s respective financial advisors will not reflect changes in circumstances between the signing of the Merger Agreement and the completion of the mergers.
Each of Terex and REV have received opinions from their respective financial advisors in connection with the signing of the Merger Agreement, but have not obtained any updated opinions from their financial advisors as of the date of this joint proxy statement/prospectus. Changes in the operations and prospects of Terex or REV, general market and economic conditions and other factors that may be beyond the control of Terex or REV, and on which Terex’s or REV’s respective financial advisors’ opinions were based, may significantly alter the value of Terex or REV or the prices of the shares of Terex common stock or REV common stock by the time the mergers are completed. The opinions do not speak as of the time the mergers will be completed or as of any date other than the date of such opinions. Because Terex and REV do not currently anticipate asking their respective financial advisors to update their opinions, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the mergers are completed. However, the Terex Board’s recommendation that Terex stockholders vote “FOR” the Terex stock issuance proposal at the Terex special meeting is made as of the date of this joint proxy statement/prospectus and the REV Board’s recommendation that REV stockholders vote “FOR” the REV merger proposal and “FOR” any of the other proposals to be voted on at the REV special meeting is made as of the date of this joint proxy statement/prospectus.
For a description of the opinion that Terex received from its financial advisor, see the section titled “The Mergers—Opinion of Terex’s Financial Advisor” beginning on page 80. A copy of the opinion of Barclays, Terex’s financial advisor, is attached as Annex B to this joint proxy statement/prospectus.
For a description of the opinion that REV received from its financial advisors, see the section titled “The Mergers—Opinion of REV’s Financial Advisor” beginning on page 91. A copy of the opinion of J.P. Morgan, REV’s financial advisor, is attached as Annex C to this joint proxy statement/prospectus.
Members of the REV Board and management have interests in the mergers that are different from, or in addition to, those of other REV stockholders.
In considering the recommendation of the REV Board that REV stockholders vote in favor of the REV merger proposal, REV stockholders should be aware of and take into account the fact that, aside from their interests as REV stockholders, certain REV directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of REV stockholders generally. The REV Board was aware of and considered these potential interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the mergers, in approving the Merger Agreement and the transactions contemplated thereby, and in recommending that REV stockholders vote in favor of the REV merger proposal.
These interests are further described in “The Mergers—Interests of REV’s Non-Employee Directors and Executive Officers in the Mergers” beginning on page 101.
Members of the Terex Board and management have interests in the mergers that are different from, or in addition to, those of other Terex stockholders.
In considering the recommendation of the Terex Board to vote for the Terex stock issuance proposal, holders of Terex common stock should be aware that the directors and executive officers of Terex may have interests in the mergers that are different from, or in addition to, the interests of holders of Terex common stock generally. The Terex Board was aware of these interests when it approved the Merger Agreement and the transactions contemplated thereby, and considered them, in making its recommendation that Terex stockholders vote to approve the Terex stock issuance proposal.
These interests are further described in “The Mergers—Interests of Terex’s Directors and Executive Officers in the Mergers” beginning on page 100.

The business relationships of Terex and REV may be subject to disruption due to uncertainty associated with the mergers, which could have a material adverse effect on the results of operations, cash flows and financial position of Terex or REV prior to the mergers, and on the Combined Company following the mergers.
Parties with which Terex or REV do business may experience uncertainty associated with the mergers, including with respect to current or future business relationships with Terex, REV or the Combined Company following the mergers. Terex’s and REV’s business relationships may be subject to disruption as customers, dealers, suppliers or other business partners may attempt to delay or defer entering into new business relationships, negotiate changes in existing relationships or consider entering into business relationships with parties other than the Combined Company following the mergers. These disruptions could have a material adverse effect on the results of operations, cash flows and financial position of Terex or REV, regardless of whether the mergers are completed, as well as a material and adverse effect on the Combined Company’s ability to realize the expected cost savings and other benefits of the mergers.
The risk, and adverse effect, of any disruption could be exacerbated by a delay in completion of the mergers or termination of the Merger Agreement.
Uncertainties associated with the mergers may cause a loss of management personnel and other key employees or cause Terex and REV to have difficulty attracting and motivating management personnel and other key employees, which could adversely affect the future business and operations of the Combined Company.
Terex and REV are dependent on the experience and industry knowledge of their respective management personnel and other key employees to execute their business plans. The success of Terex after the completion of the mergers will depend in part upon the ability of Terex and REV to attract, motivate and retain key management personnel and other key employees. Prior to completion of the mergers, current and prospective employees of Terex and REV may experience uncertainty about their roles within the Combined Company following the completion of the mergers, which may have an adverse effect on the ability of each of Terex and REV to attract, motivate or retain management personnel and other key employees. In addition, no assurance can be given that Terex, after completion of the mergers, will be able to attract, motivate or retain management personnel and other key employees of Terex and REV to the same extent that Terex and REV have previously been able to attract or retain their own employees.
The Merger Agreement subjects Terex and REV to restrictions on their respective business activities prior to the first effective time.
Under the Merger Agreement, each of Terex and REV and their respective subsidiaries are subject to a range of restrictions on the conduct of their respective businesses and generally must operate their businesses in the ordinary course consistent with past practice in all material respects, including by using reasonable best efforts to preserve intact its present business organization, material assets and goodwill and relationships with all governmental entities, customers, suppliers and others having business dealings with it. In addition, subject to certain exceptions set forth in the Merger Agreement, each of Terex and REV are also required to seek each other’s approval prior to taking certain actions specified in the Merger Agreement. These restrictions may constrain Terex’s and REV’s ability to pursue certain business strategies. These restrictions may also prevent Terex and REV from pursuing otherwise attractive business opportunities, making acquisitions and investments or making other changes to their respective businesses prior to the Closing or the termination of the Merger Agreement. Any such lost opportunities may reduce either or both companies’ competitiveness or efficiency and could lead to a material adverse effect on their respective businesses, results of operations, financial condition, prospects and/or share prices, or those of the Terex following the Closing. See “The Merger Agreement— Conduct of Business by REV and its Subsidiaries Prior to First Effective Time” beginning on page 119 and “The Merger Agreement— Conduct of Business by Terex and its Subsidiaries Prior to First Effective Time” beginning on page 121 for additional details.
Lawsuits filed against Terex, REV, and members of their respective boards of directors challenging the mergers, and an adverse ruling in any such lawsuit, may prevent the mergers from becoming effective or from becoming effective within the expected time frame.
Transactions such as the mergers are frequently subject to litigation or other legal proceedings, including, among other things, actions alleging that the Terex Board or REV Board breached their respective fiduciary duties to their stockholders by entering into the Merger Agreement, by failing to obtain a greater value in the transaction for their stockholders or otherwise. Neither Terex nor REV can provide assurance that such litigation or other legal proceedings will not be brought. Terex, REV and members of the Terex Board and Rev Board may in the future be parties, among others, to various claims and litigation related to the mergers. Terex and REV will defend against the lawsuits filed, but might not be successful in doing so. An adverse outcome in such matters, as well as the costs and efforts of a defense, even if successful, could have a material adverse effect on the business, operating results or financial position of Terex, REV or the Combined Company, including through the possible diversion of the companies’ resources or distraction of key personnel. As of December 22, 2025, REV and Terex have received letters from counsel representing purported stockholders of REV alleging that the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part is materially misleading and/or omits purportedly material information, and demanding that corrective disclosures be made. REV and Terex believe such allegations are without merit.
Furthermore, one of the conditions to the completion of the mergers is that no order issued by any governmental entity of competent jurisdiction or law will be in effect that prohibits, prevents, renders illegal or enjoins the completion of the mergers. As such, if any governmental entity or third party is successful in obtaining a permanent injunction preventing the completion of the mergers, that injunction may prevent the mergers from becoming effective or from becoming effective within the expected time frame.
Completion of the mergers may trigger change in control or other provisions in agreements to which REV or its subsidiaries are parties, which may have an adverse impact on Terex’s business and results of operations after the mergers.
The completion of the mergers may trigger change in control or other provisions in agreements to which REV or its subsidiaries are parties. If Terex and REV are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Terex and REV are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to REV or Terex. Any of the foregoing or similar developments may have an adverse impact on Terex’s business and operations after the completion of the mergers.
The completion of the mergers is conditioned on the receipt of a legal opinion of counsel by each of Terex and Rev to the effect that the mergers, taken together, will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code but there can be no assurance that the IRS would not challenge that position or that a court would not sustain that challenge.
The mergers are intended, taken together, to qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code. The completion of the mergers is conditioned upon the receipt of a legal opinion by each of Terex and REV to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code with respect to each of the parties to the reorganization. An opinion of tax counsel neither binds the IRS nor precludes the IRS or the courts from adopting a contrary position. Neither Terex nor REV intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the mergers. Accordingly, even though Terex and REV intend that the mergers, taken together, qualify for such tax treatment, no assurance can be given that the IRS will not challenge that position or that a court would not sustain such a challenge. You should read the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” for a more detailed discussion of the U.S. federal income tax consequences of the mergers.
You should be aware that the tax consequences to you of the mergers may depend upon your own situation. In addition, you may be subject to federal, state, local or non-U.S. tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult your tax advisor for a full understanding of the tax consequences to you of the mergers.
The shares of Terex common stock to be received by REV stockholders upon completion of the mergers will have different rights from those of shares of REV common stock.
Upon completion of the mergers, persons who held shares of REV common stock immediately before the first effective time will no longer be REV stockholders but will instead have become Terex stockholders, and their rights as Terex stockholders will be governed by the Terex charter, the Terex bylaws and the DGCL. The terms of the Terex charter and the Terex bylaws are in some respects materially different from the REV charter and the REV bylaws, which currently govern the rights of REV stockholders. See “Comparison of Stockholder Rights” beginning on page 140 for a discussion of the different rights associated with shares of REV common stock and shares of Terex common stock.
REV stockholders will have a significantly reduced ownership and voting interest immediately after the mergers and will exercise less influence over the policies of Terex following the mergers than they now have over the policies of REV.
Terex stockholders currently have the right to vote in the election of the Terex Board and on other matters affecting Terex. REV stockholders currently have the right to vote in the election of the REV Board and on other matters affecting

REV. Immediately after the mergers are completed, it is expected that current Terex stockholders will own approximately 58% of the outstanding shares of Terex common stock, and current REV stockholders will own approximately 42% of the outstanding shares of Terex common stock, in each case, on a fully diluted basis. As a result of their reduced percentage ownership of Terex common stock immediately after the mergers as compared to their percentage ownership of REV common stock immediately before the mergers, former REV stockholders that receive shares of Terex common stock in the mergers will have less influence on the management and policies of Terex than they had on the management and policies of REV immediately before the mergers.
Terex’s stockholders will also be diluted by the mergers.
The mergers will dilute the ownership position of Terex’s current stockholders. Terex will issue approximately 48,434,419 shares of Terex common stock to REV stockholders in the mergers. As a result of these issuances, current Terex stockholders and REV stockholders are expected to hold approximately 58% and 42%, respectively, of Terex’s outstanding common stock immediately following completion of the mergers, on a fully diluted basis. As a result of their reduced percentage ownership of Terex common stock immediately after the mergers as compared to their percentage ownership of Terex common stock immediately before the mergers, Terex’s current stockholders will have less influence on the management and policies of Terex than they had on the management and policies of Terex immediately before the mergers.
Each of Terex and REV will incur substantial fees and costs in connection with the mergers, regardless of whether the mergers are completed, and will incur integration costs, and these fees and costs may be greater than anticipated.
Terex and REV have incurred and expect to incur a number of non-recurring costs associated with the mergers. These costs and expenses may include, among other things, fees paid to financial, legal and accounting advisors, facilities and systems consolidation costs, severance and other potential employment-related costs, filing fees, printing expenses and other related charges, as well as costs relating to the refinancing of REV’s existing debt. Certain of these costs have already been incurred or are otherwise payable by Terex and REV regardless of whether or not the mergers are completed, and may be greater than either party anticipated. While both Terex and REV have assumed that a certain level of expenses will be incurred in connection with the mergers, there are many factors beyond their control that could affect the total amount or the timing of such expenses.
Risks Relating to Terex After Completion of the Mergers
Terex may be unable to successfully integrate REV into its business, and Terex may not realize the anticipated benefits of the mergers.
Consummation of the mergers involves risks, including the possible failure by Terex to successfully integrate and realize the anticipated benefits of the mergers. Terex’s ability to realize the anticipated benefits of the mergers, including the expected combination benefits, will depend, to a large extent, on the ability of management of the Combined Company to integrate the businesses of both Terex and REV.
Management of both Terex and REV will be required to devote significant attention and resources to the integration process, which may disrupt the business of either or both of Terex and REV and, if implemented ineffectively, could preclude realization of the full benefits anticipated for the Combined Company. These risks associated with the mergers include:
•	the business culture of REV may not match well with Terex’s pre-completion culture;
•	Terex may acquire or assume unexpected liabilities;
•	faulty assumptions may be made regarding the integration process;
•	unforeseen difficulties may arise in integrating operations and systems;
•	Terex may fail to retain, motivate and integrate key management and other employees of REV;
•
higher than expected finance costs may arise due to unforeseen changes in tax, trade, environmental, labor, safety, payroll or benefit policies in any jurisdiction in which REV conducts its operations;

•	Terex may experience problems in retaining employees or customers and integrating REV’s customer base; and
•	a large transaction such as the mergers may stretch Terex’s resources and divert management’s attention from existing operations.
The successful integration of REV also requires Terex to implement effective internal control processes. While Terex believes that it has successfully integrated acquisitions to date, Terex cannot ensure that REV will operate profitably, that the intended beneficial effect from the mergers will be realized and that Terex will not encounter difficulties in implementing effective internal control processes in REV. While Terex’s evaluation of the mergers included business, legal, compliance and financial due diligence with the goal of identifying and evaluating material risks, these due diligence reviews may not have identified all of the issues necessary to accurately identify and estimate the cost and potential risks associated with the mergers or costs associated with any quality issues with REV's products or services. In addition, there may be added risks and challenges for managing and integrating REV’s business that differs from the risks and challenges associated with Terex’s business prior to completion of the mergers. Further, Terex may need to consolidate or restructure acquired or existing facilities, which may require expenditures related to reductions in workforce and other charges resulting from the consolidations or restructurings, such as the write-down of inventory and lease termination costs. Any of the foregoing could adversely affect Terex’s business and results of operations.
Terex may not be able to realize the expected benefits of the mergers, including operating and other cost synergies. For instance, if Terex is unable to realize expected synergies from the mergers, or the cost to achieve these synergies is greater than expected, then the anticipated benefits of the mergers may not be realized fully or at all or may take longer to realize than expected.
Many of these factors will be outside Terex’s control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy.
The results of Terex after the completion of the mergers may be adversely impacted if Terex does not effectively manage its expanded operations following the completion of the mergers.
Following the completion of the mergers, the size of Terex’s business will be significantly larger than the current size of either Terex’s or REV’s respective businesses. Terex’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to design and implement strategic initiatives that address not only the integration of two independent stand-alone companies, but also the increased scale and scope of the combined business with its associated increased costs and complexity. There can be no assurances that the Combined Company will be successful or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the mergers.
Terex may be unable to successfully divest its Aerials business, if at all.
Concurrently with the public announcement of the execution of the Merger Agreement, Terex announced that it would initiate a strategic review process regarding its Aerials business, including a possible divestiture of its Aerials business. Consummation of a transaction providing for Terex’s divestment of its Aerials business is not a condition to completion of the mergers and, therefore, the mergers may be completed prior to the consummation of any transaction providing for Terex’s disposition of its Aerials business.
Terex may not be able to complete a transaction providing for a disposition of its Aerials business on favorable terms or on Terex management’s anticipated timeline, if at all. Any such potential transaction involves risks, including disruption to operations, loss of synergies, significant transaction costs, and potential adverse impacts on relationships with customers, suppliers, and employees. If any such transaction is delayed, not completed, or completed on terms less favorable than anticipated, Terex may not realize the expected benefits of such transaction, and Terex’s business, financial condition, and results of operations could be materially adversely affected.
The Combined Company is expected to incur substantial expenses related to the completion of the mergers and the integration of Terex and REV.
The Combined Company is expected to incur substantial expenses in connection with the completion of the mergers and the integration of Terex and REV, some of which may be incurred even if the mergers are not completed. The expectation of substantial integration expenses reflects in part the many processes, policies, procedures, operations, technologies and systems that must be integrated, potentially including purchasing, accounting and finance, tax, payroll, information technology, human resources and benefits. Terex may incur additional costs to maintain employee morale and to attract, motivate or retain management personnel and other key employees. Terex and REV will also incur transaction fees and costs related to formulating integration plans for the combined business, and the execution of these plans may lead to additional unanticipated costs. Additionally, as a result of the mergers, Terex’s financing costs may increase, including costs in connection with the refinancing of REV’s existing debt in connection with the completion of the mergers. These incremental merger-related costs may exceed the savings the Combined Company expects to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses, particularly in the near term and in the event there are material unanticipated costs.
The market price of Terex common stock after the mergers may be affected by factors different from those affecting the price of Terex common stock or REV common stock before the mergers.
As the businesses of Terex and REV are different, the results of operations of the Combined Company and the price of Terex common stock following the mergers may be affected by factors different from those factors affecting Terex and REV as independent stand-alone companies before the mergers. Following the mergers, Terex will face additional risks and uncertainties to which Terex or REV may currently not be exposed as independent stand-alone companies.
The market price of Terex common stock may decline as a result of the mergers.
The market price of Terex common stock may decline as a result of the mergers, and Terex stockholders could lose the value of their investment in Terex common stock if, among other things, after completion of the mergers, Terex is unable to achieve the expected growth in earnings, or if the anticipated benefits, including synergies, cost savings, innovation and operational efficiencies, from the mergers are not realized, or if the transaction costs related to the mergers are greater than expected, or if the mergers are not completed within the anticipated time frame. The market price of Terex common stock also may decline if Terex does not achieve the perceived benefits and expected synergies of the transaction as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the mergers on Terex’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. The issuance of shares of Terex common stock in the mergers could on its own have the effect of depressing the market price of Terex common stock. In addition, many REV stockholders may decide not to hold the shares of Terex common stock they receive as a result of the mergers. Other REV stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of Terex common stock they receive as a result of the mergers. Any such sales of Terex common stock could have the effect of depressing the market price of Terex common stock. Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, Terex common stock, regardless of the operating performance of Terex after the completion of the mergers.
The mergers may result in a loss of customers, distributors, suppliers, vendors, landlords and other business partners and may result in the termination of existing contracts.
Following the mergers, some of the customers, distributors, dealers, suppliers, vendors, landlords and other business partners of REV may terminate or scale back their current or prospective business relationships with Terex. In addition, REV has contracts with customers, distributors, dealers, suppliers, vendors, landlords and other business partners that may require it to obtain consents from these other parties in connection with the mergers, which may not be obtained on favorable terms or at all. If relationships with customers, distributors, dealers, suppliers, vendors, landlords and other business partners are adversely affected by the mergers, or if Terex, following the mergers, loses the benefits of the contracts of REV, Terex’s business and financial performance could suffer.
Following completion of the mergers, the composition of the Combined Company Board will be different than the composition of the current REV Board of Directors and the current Terex Board of Directors.
Following the completion of the mergers, the composition of the Combined Company Board will be different than the current REV Board of Directors and the current Terex Board of Directors. Upon the consummation of the mergers, the Combined Company Board will consist of seven directors selected from Terex’s Board of Directors (“Legacy Terex Directors”) and five directors selected by REV from REV’s Board of Directors (“Legacy REV Directors” and, together with Legacy Terex Directors, “Legacy Directors”) that are reasonably acceptable to Terex.
Pursuant to the terms and conditions of the Merger Agreement, Terex has agreed that, among other things and except as may be agreed by two-thirds of all members of the Combined Company Board (including the affirmative vote of at least two Legacy REV Directors), Terex will cause forty-two percent (rounded to the nearest whole number) of the legacy directors included on the slate of director nominees submitted by the Combined Company Board to Terex stockholders for election at each annual meeting of stockholders of Terex occurring after completion of the mergers through the 2027 annual meeting of Terex stockholders to be Legacy REV Directors and fifty-eight percent (rounded to the nearest whole number) of the legacy directors included on the slate of director nominees submitted by the Combined Company Board to Terex stockholders for election at each annual meeting of Terex stockholders occurring after completion of the mergers through the 2027 annual meeting of Terex stockholders to be to be Legacy Terex Directors. See “The Mergers—Terex Board After the Mergers”. These provisions may limit or reduce the ability of stockholders of Terex after the completion of the mergers to influence the composition of the Combined Company Board. In addition, this new composition of the Combined Company Board may affect the future decisions of the Combined Company.
The maintenance of any share repurchase programs and the declaration, payment and amounts of dividends, if any, distributed to stockholders of the Combined Company will be uncertain.
In July 2018, the Terex Board authorized the repurchase of up to $300 million of Terex’s outstanding shares of common stock. The Terex Board authorized the additional repurchase of up to $150 million of Terex’s outstanding shares of common stock in December 2022, and authorized a further repurchase of up to $150 million of Terex’s outstanding shares of common stock in July 2025. In December 2024, the REV Board also authorized the repurchase of up to $250 million of REV’s outstanding shares of common stock. Terex and REV each paid cash dividends on Terex common stock and REV common stock, respectively, in 2025. The maintenance of any share repurchase program and the payment of any future dividends will be at the sole discretion of the Combined Company Board and will depend on the Combined Company’s results of operations, financial condition, cash requirements, future prospects and other considerations that the Combined Company Board deems relevant, including, but not limited to:
•	the Combined Company may not have enough cash to pay any future dividends or to repurchase shares due to its cash requirements, capital spending plans, cash flow or financial position;
•
decisions on whether, when and in which amounts to make any future dividends or share repurchases will remain at all times entirely at the discretion of the Combined Company Board, which could change its practices at any time and for any reason;

•	the Combined Company’s desire to obtain, maintain or improve credit ratings on its debt;
•
the amount of dividends that the Combined Company may distribute to its stockholders and the amount of shares that the Combined Company may repurchase are each subject to restrictions under Delaware law; and

•	the agreements governing the Combined Company’s indebtedness.
Stockholders should be aware that they have no contractual or other legal right to dividends that have not been declared or to the repurchase of their shares.
The unaudited pro forma combined financial statements and the unaudited prospective financial and operating information prepared by Terex and REV included in this joint proxy statement/prospectus are based on a number of preliminary estimates and assumptions and the actual results of operations, cash flows and financial position of the Combined Company after the mergers may differ materially.
The unaudited pro forma information and the unaudited prospective financial information in this joint proxy statement/prospectus is presented for illustrative purposes only, has been prepared based on available information and certain assumptions and estimates that Terex and REV believe are reasonable, and is not necessarily indicative of what Terex’s actual financial position or results of operations would have been had the pro forma events been completed on the dates indicated. Further, the Combined Company’s actual results and financial position after the pro forma events occur may differ materially and adversely from the unaudited pro forma information included in this joint proxy statement/prospectus. The unaudited pro forma combined financial statements have been prepared with Terex as the accounting acquirer under GAAP and reflect adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. Subsequent to the Closing, there will be further refinements of the acquisition accounting as additional information becomes available. Accordingly, the final acquisition accounting may differ materially from the unaudited pro forma combined financial information included in this joint proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 39, “The Mergers—Terex Unaudited Prospective Financial Information” beginning on page 97, and “The Mergers—REV Unaudited Prospective Financial Information” beginning on page 98 for more information.

The unaudited prospective financial information for Terex and REV included in this joint proxy statement/prospectus are based on various assumptions that may not be realized and may not prove to be reflective of actual future results.
The internal unaudited prospective financial information included under the sections “The Mergers—Terex Unaudited Prospective Financial Information” and “The Mergers—REV Unaudited Prospective Financial Information” were based on assumptions of, and information available to, Terex management and REV management, as applicable, when prepared, and these estimates and assumptions are subject to uncertainties, many of which are beyond Terex’s and REV’s control and may not be realized. Many factors mentioned in this joint proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining the Combined Company’s future results. As a result of these contingencies, actual future results may vary materially from Terex’s and REV’s estimates. In view of these uncertainties, the inclusion of the unaudited prospective financial information of Terex and REV in this joint proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.
Terex’s and REV’s unaudited prospective financial information was not prepared with a view toward public disclosure, and such unaudited prospective financial information was not prepared with a view toward compliance with published guidelines of any regulatory or professional body for the preparation or presentation of prospective financial information. Further, any forward-looking statement speaks only as of the date on which it is made, and neither Terex nor REV undertakes any obligation, other than as required by applicable law, to update the financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.
The unaudited prospective financial information of Terex and REV included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, Terex and REV, as applicable. Moreover, neither Terex’s nor REV’s independent accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to Terex’s or REV’s prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or achievability thereof, and, accordingly, such independent accountants assume no responsibility for, and disclaim any association with, Terex’s and REV’s prospective financial information. The reports of such independent accountants included or incorporated by reference herein, as applicable, relate exclusively to the historical financial information of the entities named in those reports and do not cover any other information in this joint proxy statement/prospectus and should not be read to do so. See “The Mergers—Terex Unaudited Prospective Financial Information” beginning on page 97 and “The Mergers—REV Unaudited Prospective Financial Information” beginning on page 98 for more information.
Other Risk Factors of Terex and REV
Terex’s and REV’s businesses are and will be subject to the risks described above. In addition, Terex and REV are and will continue to be subject to the risks described in Terex’s and REV’s respective Annual Reports on Form 10-K for their fiscal years ended December 31, 2024 and October 31, 2025, respectively, as updated by subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Annual Reports on Form 10-K, all of which are filed or will be filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. For the location of information incorporated by reference into this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 151.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This joint proxy statement/prospectus contains forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act with respect to the mergers, including any statements regarding the expected timetable for completing the mergers, the ability of the parties to complete the mergers, the synergies and other expected benefits of the mergers, projected financial information, future opportunities, and any other statements regarding Terex’s and REV’s and the Combined Company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “will,” “creates,” “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the mergers, including realization of synergies, low capital intensity, attractive leverage position, efficient cost base, predictability of earnings, future financial and operating results and free cash flow and the Combined Company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements:
•	the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the Merger Agreement;
•
the possibility that the transactions do not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all;

•
the risk that the benefits from the transactions may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Terex and REV operate;

•	any failure to promptly and effectively integrate the businesses of Terex and REV;
•
the possibility that the transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Terex’s or REV’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the transactions;

•
Terex’s issuance of additional shares of its capital stock in connection with the transactions; the risk that Terex’s exploration of strategic options to divest its Aerials business may not be successful or that any transaction entered into with respect to Terex’s divestment of its Aerials business is not on favorable terms; and

•
the diversion of management’s attention and time to the transactions and the exploration of strategic options with respect to the Terex Aerials business and from ongoing business operations and opportunities; and the outcome of any legal proceedings that may be instituted against REV or Terex in connection with the transactions.

Additional important factors relating to Terex and REV that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to the risks and contingencies detailed in Terex’s and REV’s reports filed with the SEC, including Terex’s and REV’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including the risks and uncertainties set forth in or incorporated by reference into this joint proxy statement/prospectus in the section titled “Risk Factors” beginning on page 26. See the section titled “Where You Can Find More Information” beginning on page 151 of this joint proxy statement/prospectus.

These factors are not necessarily all of the factors that could cause Terex’s, REV’s or the Combined Company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm Terex’s, REV’s or the Combined Company’s results.
All forward-looking statements attributable to Terex, REV, or the Combined Company, or persons acting on Terex’s or REV’s behalf, are expressly qualified in their entirety by the cautionary statements set forth and referred to above. Forward-looking statements speak only as of the date they are made, and Terex and REV do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Terex or REV updates one or more forward-looking statements, no inference should be drawn that Terex or REV will make additional updates with respect to those or other forward-looking statements. Further information regarding Terex, REV and factors that could affect the forward-looking statements contained herein can be found in Terex’s and REV’s reports filed with the SEC, including Terex’s and REV’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including the risks and uncertainties set forth in or incorporated by reference into this joint proxy statement/prospectus in the section titled “Risk Factors” beginning on page 26. See the section titled “Where You Can Find More Information” beginning on page 151 of this joint proxy statement/prospectus.
Terex and REV expressly qualify in their entirety all forward-looking statements attributable to either Terex or REV or any person acting on either Terex’s or REV’s behalf by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
On October 29, 2025, Terex Corporation (“Terex”) entered into a definitive merger agreement with REV Group, Inc. (“REV”), a publicly traded manufacturer and distributor of specialty vehicles and related aftermarket parts and services, in a stock-and-cash transaction (the “Merger”). Under the terms of the agreement, REV stockholders will receive, for each REV share, 0.9809 of a share of Terex and $8.71 in cash (approximately estimated $425 million in total). The Merger is expected to close in the first half of 2026, subject to approval by both companies’ stockholders, required regulatory clearance, and satisfaction of other customary closing conditions.
REV serves a diversified customer base, primarily in the United States (“U.S.”) and their products are sold to municipalities, government agencies, private contractors, consumers, and industrial and commercial end users. REV provides customized vehicle solutions for applications, including essential needs for public services (ambulances and fire apparatus), commercial infrastructure (terminal trucks and industrial sweepers) and consumer leisure (motorized recreational vehicles). The Merger will create a diversified specialty equipment manufacturer of emergency, waste, utilities, environmental, material processing equipment and mobile elevating work platforms with attractive end markets characterized by low cyclicality and long-term growth profiles.
On October 8, 2024, in accordance with the Transaction Agreement, dated as of July 21, 2024, as amended by the First Amendment to the Transaction Agreement, dated as of October 8, 2024 (the “TA”), by and between Terex and Dover Corporation (“Dover”), Terex completed its acquisition of the subsidiaries and assets that constitute Environmental Solutions Group (“ESG”) from Dover for a purchase price of $2 billion in cash (the “Acquisition”). Terex financed the purchase price and related fees and expenses using the net proceeds from the 6.25% Senior Notes (as defined in Note 3), new term loan borrowings under the New Term Facility (as defined in Note 3) and cash on hand (collectively, the “Financing Transactions”).
ESG designs, manufactures, services and markets waste and recycling equipment and solutions, including refuse collection bodies, hydraulic cart lifters, automated carry cans, compaction, balers, recycling equipment, and cameras with integrated smart technology, as well as related component and replacement parts, and waste hauler software solutions. ESG’s products and services across equipment, digital, and aftermarket offerings are complementary to Terex’s businesses, and allows Terex to expand its customer base, providing customers with a broader suite of environmental equipment solutions, and realizing economies of scale. ESG also complements and strengthens Terex’s portfolio with synergies in the fast-growing waste and recycling end market.
The Merger and the Acquisition are recorded as business combinations using the acquisition method which requires measurement of identifiable assets acquired and liabilities assumed at their estimated fair values as of their respective closing dates. Goodwill is calculated as the excess of the aggregate of the fair value of the consideration transferred over the fair value of the net assets recognized.
The Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2025 is intended to present the combined balance sheet of Terex after giving effect to the Merger as if it had occurred on September 30, 2025. The Unaudited Pro Forma Condensed Combined Statement of Operations for the nine months ended September 30, 2025 is intended to present the combined statements of operations of Terex after giving effect to the Merger as if it had occurred on January 1, 2024. The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2024 is intended to present the combined statements of operations of Terex after giving effect to the Merger, Acquisition and Financing Transactions as if they had each occurred on January 1, 2024. The financial statements of REV were derived from its Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2025 and Annual Report on Form 10-K for the fiscal year ended October 31, 2024 filed with U.S. Securities and Exchange Commission (“SEC”). The unaudited statement of operations of ESG for the period January 1, 2024 through October 7, 2024 was carved out of the financial statements of Dover, and may not necessarily be indicative of the amounts that would have been reflected in ESG’s financial statements had ESG operated independently of Dover. The difference between REV’s fiscal year end of October 31 and Terex’s fiscal year end of December 31 is less than one quarter. Accordingly, under Article 11 of Regulation S-X, the historical financial information of REV is not required to be adjusted in the Unaudited Pro Forma Condensed Combined Financial Statements.
The Unaudited Pro Forma Condensed Combined Financial Statements were prepared using the purchase method of accounting with Terex treated as the acquiring entity. Accordingly, the aggregate value of the consideration to be paid by Terex to complete the Merger will be allocated to the assets acquired and liabilities assumed in the Merger based upon their estimated fair values as of the date of the Merger.

Terex has not completed the detailed valuations necessary to estimate the fair value of the assets acquired and the liabilities assumed in the Merger and the related allocations of purchase price, nor has Terex identified all adjustments necessary to conform REV’s accounting policies to Terex’s accounting policies. Additionally, a final determination of the fair value of assets acquired and liabilities assumed in the Merger will be based on the actual net tangible and intangible assets and liabilities of REV that exist as of the closing date of the Merger. Accordingly, the pro forma purchase price adjustments are preliminary, are subject to further adjustments as additional information becomes available and as additional analyses are performed and have been made solely for the purpose of providing the Unaudited Pro Forma Condensed Combined Financial Statements. Terex estimated the fair value of REV’s assets and liabilities based on discussion with REV’s management, due diligence, benchmarking against peer data performed by third-party valuation specialists, and information presented in public filings. As the final valuations are performed, increases or decreases in the fair value of relevant balance sheet amounts and their useful lives will result in adjustments, which may be material, to the balance sheet and/or the statement of operations.
The unaudited pro forma adjustments are based upon currently available information, estimates and assumptions that Terex’s management believes are reasonable as of the date hereof. The pro forma adjustments and related assumptions are described in the accompanying notes presented on the following pages, which should be read together with the Unaudited Pro Forma Condensed Combined Financial Statements. Additionally, Terex is still in the process of identifying and evaluating any accounting policy differences that would require conformity of policy and any pro forma adjustments needed to reflect the same. As a result of Terex’s review, Terex may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on these Unaudited Pro Forma Condensed Combined Financial Statements. Except for those disclosed in “Note 4 - Pro Forma Adjustments”, Terex is not currently aware of any material difference between the accounting policies of the two companies, and, accordingly, these Unaudited Pro Forma Condensed Combined Financial Statements do not assume any other material differences in accounting policies between the two companies.
These Unaudited Pro Forma Condensed Combined Financial Statements have been developed from and should be read in conjunction with (i) the unaudited condensed consolidated financial statements of Terex contained in Terex’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on October 31, 2025, (ii) the audited consolidated financial statements of Terex contained in Terex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 7, 2025, (iii) the unaudited condensed consolidated financial statements of REV contained in REV’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2025, filed with the SEC on September 3, 2025, (iv) the audited consolidated financial statements of REV contained in REV’s Annual Report on Form 10-K for the fiscal year ended October 31, 2024, filed with the SEC on December 11, 2024 and (v) the unaudited statement of operations of ESG for the period January 1, 2024 through October 7, 2024 contained within the unaudited pro forma and segmentation information available on Terex’s website under “Investor Relations” – “Events & Presentations”, posted on May 2, 2025. The Unaudited Pro Forma Condensed Combined Financial Statements are provided for illustrative purposes only and do not purport to represent Terex consolidated results of operations or consolidated financial position had the Merger, Acquisition and Financing Transactions occurred on the dates assumed, nor are these financial statements necessarily indicative of the future consolidated results of operations or consolidated financial position of Terex. The actual results may differ materially from those reflected in the Unaudited Pro Forma Condensed Combined Financial Statements for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the Unaudited Pro Forma Condensed Combined Financial Statements and actual amounts. Except as expressly set forth in the Notes thereto, the Unaudited Pro Forma Condensed Combined Financial Statements do not reflect the costs or benefits that may result from the Merger.

Unaudited Pro Forma Condensed Combined Balance Sheet
September 30, 2025
(dollars in millions)

	Historical		Pro Forma
	Terex	REV Group	Transaction Accounting Adjustments		Pro Forma
	(a)	(b)
Assets
Current assets
Cash and cash equivalents	$509	$36	$(455)	(j)	$90
Receivables	821	196	—		1,017
Inventories	1,207	549	68	(f)	1,824
Prepaid and other current assets	206	34	7	(i), (j)	247
Total current assets	2,743	815	(380)		3,178
Non-current assets
Property, plant and equipment – net	738	140	28	(e)	906
Goodwill	1,089	138	1,252	(d), (h)	2,479
Intangible assets – net	1,048	86	1,191	(c)	2,325
Other assets	548	40	(58)	(h)	530
Total assets	$6,166	$1,219	$2,033		$9,418
Liabilities and Stockholders’ Equity
Current liabilities
Current portion of long-term debt	$13	$—	$—		$13
Trade accounts payable	696	216	—		912
Accrued compensation and benefits	127	34	—		161
Deferred revenue	23	155	—		178
Other current liabilities	416	95	10	(i)	521
Total current liabilities	1,275	500	10		1,785
Non-current liabilities
Long-term debt, less current portion	2,580	90	—		2,670
Other non-current liabilities	294	242	231	(h)	767
Total liabilities	4,149	832	241		5,222
Commitments and contingencies
Stockholders’ equity
Common stock, $0.01 par value – authorized 300.0 shares; issued 133.6 shares at September 30, 2025	1	—	—		1
Additional paid-in capital	934	212	2,000	(g)	3,146
Retained earnings	2,087	175	(208)	(g), (i), (j)	2,054
Accumulated other comprehensive income (loss)	(284)	—	—		(284)
Less cost of shares of common stock in treasury – 20.6 shares at September 30, 2025	(721)	—	—		(721)
Total stockholders’ equity	2,017	387	1,792		4,196
Total liabilities and stockholders’ equity	$6,166	$1,219	$2,033		$9,418

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statements of Operations
For the Nine Months Ended September 30, 2025
(dollars in millions)

	Historical		Pro Forma
	Terex	REV Group	Transaction Accounting Adjustments		Pro Forma
	(1)	(3)
Net sales	$4,103	$1,799	$—		$5,902
Cost of goods sold	(3,300)	(1,532)	(160)	(5b),(6b)	(4,992)
Gross profit	803	267	(160)		910
Selling, general and administrative expenses	(465)	(132)	(39)	(5b), (6b), (13)	(636)
Operating profit	338	135	(199)		274
Other income (expense)
Interest income	7	—	—		7
Interest expense	(132)	(19)	—		(151)
Other income (expense) – net	(4)	(40)	40	(13)	(4)
Income (loss) before income taxes	209	76	(159)		126
(Provision for) benefit from income taxes	(51)	(10)	38	(11)	(23)
Net income (loss)	$158	$66	$(121)		$103
Earnings (loss) per share
Basic	$2.40				$0.90
Diluted	$2.38				$0.89
Weighted average number of shares outstanding in per share calculation	(15)				(15)
Basic	65.9				114.0
Diluted	66.4				115.2

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statements of Operations
For the Year Ended December 31, 2024
(dollars in millions)

	Historical		Pro Forma			Historical	Pro Forma
	Terex	ESG	Transaction Accounting Adjustments		Pro Forma (adjusted for acquisition of ESG)	REV Group	Transaction Accounting Adjustments		Pro Forma (combined)
	(1)	(2)				(3)
Net sales	$5,127	$678	$—		$5,805	$2,380	$—		$8,185
Cost of goods sold	(4,059)	(483)	(59)	(5a), (6a)	(4,601)	(2,083)	(282)	(4), (5b), (6b)	(6,966)
Gross profit	1,068	195	(59)		1,204	297	(282)		1,219
Selling, general and administrative expenses	(542)	(66)	—	(5a)	(608)	(217)	281	(5b), (6b), (13), (14)	(544)
Operating profit	526	129	(59)		596	80	(1)		675
Other income (expense)
Interest income	13	—	—		13	—	—		13
Interest expense	(89)	(18)	(85)	(8), (9), (10), (12)	(192)	(29)	—		(221)
Other income (expense) – net	(42)	—	—		(42)	289	(319)	(7), (13)	(72)
Income (loss) before income taxes	408	111	(144)		375	340	(320)		395
(Provision for) benefit from income taxes	(73)	(26)	35	(11)	(64)	(83)	75	(11)	(72)
Net income (loss)	$335	$85	$(109)		$311	$257	$(245)		$323
Earnings (loss) per share
Basic	$5.00				$4.64				$2.81
Diluted	$4.96				$4.60				$2.77
Weighted average number of shares outstanding in per share calculation	(15)				(15)				(15)
Basic	67.0				67.0				115.1
Diluted	67.6				67.6				116.4

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements
Note 1 - Basis of Presentation
The Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2025 and the Unaudited Pro Forma Condensed Combined Statements of Operations for the nine months ended September 30, 2025 and the year ended December 31, 2024 were prepared in accordance with the U.S. Securities and Exchange Commission Regulation S-X Article 11 and Accounting Standards Codification 805, “Business Combinations”. These rules require adjustments to the assets and liabilities acquired based on their fair values, identification and measurement of intangible assets and related changes in depreciation and amortization expense. Pro forma adjustments are also required to reflect the effects of stock and debt issuance and the use of cash to fund the Merger and Acquisition. The historical audited consolidated financial statements and unaudited condensed consolidated financial statements of Terex, REV and ESG were prepared in accordance with U.S. GAAP.
The accompanying Unaudited Pro Forma Condensed Combined Financial Statements present the pro forma consolidated financial position and results of operations of Terex based upon the historical financial statements of Terex, REV and ESG, after giving effect to the Merger, Acquisition, Financing Transactions and other adjustments described in these notes, and are intended to reflect the impact of these transactions on Terex’s consolidated financial statements.
The accompanying Unaudited Pro Forma Condensed Combined Financial Statements are presented for illustrative purposes only and do not reflect the costs of any integration activities or benefits that may result from the Merger and Acquisition or what the Terex consolidated results of operations or consolidated financial position would have been had the Merger, Acquisition and Financing Transactions occurred on the dates assumed, nor are they indicative of the future consolidated results of operations or financial position of Terex and they are based on the information available at the time of their preparation. Actual results may differ materially from those reflected in the Unaudited Pro Forma Condensed Combined Financial Statements for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the Unaudited Pro Forma Condensed Combined Financial Statements and actual amounts.
The Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2025 is intended to present the combined balance sheet of Terex after giving effect to the Merger as if it had occurred on September 30, 2025 and includes estimated pro forma adjustments for the preliminary valuations of net assets acquired and liabilities assumed. These adjustments are subject to further revision as additional information becomes available and additional analyses are performed. The Unaudited Pro Forma Condensed Combined Statements of Operations for the nine months ended September 30, 2025 is intended to present the combined statements of operations of Terex after giving effect to the Merger as if it had occurred on January 1, 2024. The Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2024 are intended to present the combined statements of operations of Terex after giving effect to the Merger, Acquisition and Financing Transactions as if they had each occurred on January 1, 2024.
The Unaudited Pro Forma Condensed Combined Balance Sheet has been adjusted to reflect the identifiable assets acquired and liabilities assumed of the acquiree. The purchase price allocation in these Unaudited Pro Forma Condensed Combined Financial Statements is based upon the estimated purchase price of $2,637 million.
Note 2 - Preliminary Purchase Price Allocation
On October 29, 2025, Terex entered into a definitive merger agreement with REV in a stock-and-cash transaction. Under the terms of the agreement, REV stockholders will receive, for each REV share, 0.9809 of a share of Terex and $8.71 in cash (approximately $425 million in total). Estimated consideration of approximately $2,637 million is based on Terex’s closing share price of $45.55 on December 1, 2025. The value of purchase price consideration will change based on fluctuations in the share price of Terex’s common stock, the number of common shares of REV outstanding, and the fair value of share-based compensation replacement awards related to pre-combination services on the closing date.

The following table summarizes the components of the estimated consideration (in millions except per-share information and the exchange ratio):

Estimated REV shares outstanding(1)	48.8
Cash consideration (per REV share)	$8.71
Estimated cash portion of purchase price	$425
Estimated REV shares outstanding(1)	48.8
Exchange ratio	0.9809
Total Terex common shares issued	47.9
Terex’s share price(2)	$45.55
Estimated equity portion of purchase price	$2,180
Estimated fair value of share-based compensation of vested equity awards and replacement equity awards related to pre-combination services(3)	$32
Total estimated consideration to be paid	$2,637

(1)	Represents REV’s outstanding shares as of December 1, 2025.
(2)	Represents the Terex’s share price as of December 1, 2025.
(3)	Represents fair value estimate as of December 1, 2025, excluding restricted stock awards which are included in REV shares outstanding.
REV’s outstanding equity awards will be replaced by Terex’s equity awards with substantially the same terms and conditions in the manner specified in the Merger Agreement. A portion of these awards will be included in the consideration transferred and recorded within additional paid-in-capital and the remainder as post-combination compensation expense based on the vesting terms of the replacement equity awards.
Additionally, certain REV outstanding equity awards subject to preexisting change-in-control provisions will become immediately vested upon the closing of the Merger.
The following table summarizes Terex’s equity awards expected to be included in the estimated purchase price and post-combination compensation expense:

(in millions)	Included in Estimated Purchase Price	Post-combination Compensation Expense
Terex’s replacement equity awards	$20	$14
Immediately vested equity awards subject to preexisting change-in-control provisions	12	—
Total	$32	$14

Severance payments of approximately $10 million are also expected to be paid to certain REV executives, pursuant to change in control provisions triggered by the Merger.
The equity portion of the purchase price will depend on the market price of Terex’s common stock when the Merger is consummated. Terex believes that a 10% to 20% fluctuation in the market price of its common stock is reasonably possible based on historical volatility, and the potential effect on purchase price would be:

(in millions)	Company’s share price	Purchase price (equity portion)
20% increase	$54.66	$2,616
10% increase	50.11	2,398
As presented	45.55	2,180
10% decrease	41.00	1,962
20% decrease	36.44	1,744

The Merger is accounted for as a business combination in accordance with the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 805, Business Combinations, which requires the establishment of a new basis of accounting for all identifiable assets acquired and liabilities assumed at fair value as of the Merger completion date. Accordingly, the cost to acquire such interests was allocated to the underlying net assets based on their respective fair values. Any excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill. The allocation of the purchase price to all identifiable tangible and intangible assets acquired and liabilities assumed reflected in the Unaudited Pro Forma Condensed Combined Financial Statements is based on preliminary estimates of fair value as of September 30, 2025, using assumptions that Terex management believes are reasonable based on currently available information.
The amounts set forth in the table below are preliminary and subject to revision based on the final determinations of the purchase price, fair value of assets acquired and liabilities assumed, and the final allocation of the purchase price to the assets and liabilities of REV, and the revisions could be material. Terex has one year from the closing date of the Merger to finalize these amounts.
The following table summarizes the fair values of the assets acquired and liabilities assumed from REV based on the preliminary estimate by Terex of their respective fair values as of December 1, 2025.

(in millions)
Current Assets	$883
Property, plant & equipment	168
Identified intangibles subject to amortization	1,277
Goodwill	1,390
Other non-current assets	32
Liabilities assumed	(1,113)
Net Assets acquired	$2,637

Upon completion of the fair value assessment, Terex anticipates that the net assets acquired may differ from the preliminary assessment outlined above. Any changes to the initial estimates of fair value of the assets and liabilities will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.
Note 3 - Financing Transactions
Terex financed the ESG Acquisition purchase price and related fees and expenses using the net proceeds from the 6.250% Notes (as defined below), new term loan borrowings under the New Term Facility (as defined below) and cash on hand.
On October 8, 2024, Terex entered into an Incremental Assumption Agreement, Borrowing Subsidiary Agreement and Amendment No. 2 (the “Amendment No. 2”) to the Credit Agreement dated as of April 1, 2021 (the “Amended Credit Agreement No. 2”), with certain of its subsidiaries, the lenders and issuing banks party thereto and UBS AG as successor administrative agent and successor collateral agent.
The Amendment No. 2 (i) increased the size of Terex’s existing revolving credit facilities to $800 million and extended the maturity of Terex’s existing revolving credit facilities to expire on October 8, 2029 (the “New Revolving Credit Facilities”) and (ii) provided for a new seven-year term loan facility in an aggregate principal amount of $1,250 million with a maturity date of October 8, 2031 (the “New Term Facility”, together with the New Revolving Credit Facilities, the “New Credit Facilities”). In addition, the Amended Credit Agreement No. 2 increased the size of the letter of credit facility. The Amended Credit Agreement No. 2 provides for the issuance of letters of credit (the “L/C Facility”) of up to $500 million (the utilization of which would decrease availability under the New Revolving Credit Facilities) and permits Terex to have additional secured facilities for the issuance of letters of credit outside of the Amended Credit Agreement No. 2 (the “Additional L/C Facility”) of up to $400 million (the utilization of which would not decrease availability under the New Revolving Credit Facilities). The aggregate amount of letters of credit which Terex may issue under the L/C Facility and the Additional L/C Facility may not at any time exceed $500 million, of which up to $400 million may be issued under the Additional L/C Facility. Borrowings under the New Term Facility initially bear interest at a per annum rate equal to Term Secured Overnight Financing Rate (“SOFR”), plus 2.00% subject to a stepdown of 0.25% based on achieving and maintaining a first lien net leverage ratio equal to or less than 0.50x.
On October 8, 2024, Terex sold and issued $750 million aggregate principal amount of Senior Notes Due 2032 (“6.25% Notes”) at par in a private offering. The proceeds from the 6.25% Notes, together with new term loan borrowings under the New Term Facility and cash on hand, were used to consummate Terex’s acquisition of ESG, and to pay the related fees, costs, and expenses. The 6.25% Notes are jointly and severally guaranteed by certain of Terex’s domestic subsidiaries. Terex may redeem the 6.25% Notes in whole or in part, on or after October 15, 2027, at the redemption prices set forth in an indenture dated as of October 8, 2024 (the “Indenture”). Prior to October 15, 2027, Terex may redeem the 6.25% Notes, in whole or in part, at a price equal to 100% of the principal amount thereof plus a “make-whole” premium set forth in the Indenture. In addition, prior to October 15, 2027, Terex may redeem up to 40% of the 6.25% Notes with an amount equal to the proceeds of certain equity offerings.
On August 12, 2025, Terex and certain of its subsidiaries entered into a Refinancing Facility Agreement and Amendment No. 3 (the “Amendment No. 3”) to the Credit Agreement dated as of April 1, 2021 (the “Amended Credit Agreement”), with certain of its subsidiaries, the lenders and issuing banks party thereto and UBS AG, Stamford Branch, as administrative agent and collateral agent. The principal changes contained in the Amendment No. 3 are (i) Terex’s U.S. Dollar denominated term loans will now bear interest at a rate of SOFR plus 1.75%. Previously, the U.S. Dollar denominated term loans outstanding were priced at SOFR plus 2.00%, (ii) the spread on the revolving credit facilities was reduced by 12.5 to 25 basis points and (iii) Terex International Financial Services Company Unlimited Company was removed as a borrower.
Note 4 - Pro Forma Adjustments
Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2025
(a)	Represents Terex’s historical unaudited condensed consolidated balance sheet as of September 30, 2025, included in Terex’s Form 10-Q filed with the SEC on October 31, 2025.
(b)	Represents REV’s historical unaudited condensed consolidated balance sheet as of July 31, 2025, included in REV’s Form 10-Q filed with the SEC on September 3, 2025.
(c)	Represents the elimination of historical values of the REV intangibles of $86 million and recognition of $1,277 million of identifiable intangible assets attributable to the Merger.
(d)
Represents the elimination of $138 million of historical goodwill of REV and the recognition of $1,390 million of goodwill pertaining to this Merger, which is inclusive of the tax effects discussed in note (h) below.

(e)	Represents fair value step up adjustment of $28 million to existing property, plant and equipment.
(f)	Represents fair value step up adjustment of $68 million to existing inventory.
(g)
Reflects elimination of the historical REV’s Additional paid-in capital of $212 million and Retained earnings of $175 million. The estimated purchase consideration of $2,637, consisted of the following: (i) Equity portion of purchase price of $2,180 million (48.8 million shares of REV multiplied by the exchange ratio of 0.9809 multiplied by Terex stock price as of December 1, 2025) recorded as an increase to Additional paid-in capital, (ii) Cash portion of purchase price of $425 million (48.8 million shares of REV multiplied by cash portion of $8.71 per share), see note (j) for details, and (iii) Fair value of share-based compensation replacement awards related to pre-combination services of $32 million recorded as an increase to Additional paid-in capital, (which is comprised of $12 million for awards expected to vest on an accelerated basis as a result of the Merger and converted into rights to receive Terex common stock determined as the product of the number of vested awards and the exchange ratio of 0.9809 and $20 million attributable to pre-combination service for replacement awards).

(h)
Represents $231 million of net increase in deferred tax liabilities recorded as an increase to Other non-current liabilities. This amount is the result of a $58 million reclassification from Other assets, the elimination of $10 million of historical net deferred tax liability of REV recorded as a decrease to Goodwill and the recognition of a $299 million net deferred tax liability related to stock compensation as well as fair value step up adjustments related to inventories, property, plant and equipment, and intangible assets recorded as an increase to Goodwill.

(i)
Reflects increase to Other current liabilities and decrease to Retained earnings for estimated payments of $10 million expected to be made to certain executives as a result of change in control provisions being triggered in REV employee agreements in connection with the Merger (representing $8 million net of tax benefits of $2 million). The tax benefits resulted in an increase to Prepaid and other current assets and an increase to Retained earnings.

(j)
Reflects the payment of Terex’s estimated transaction costs of $30 million, but does not include REV’s estimated transaction costs, as a reduction to Cash and Retained earnings (representing $25 million net of tax benefits of $5 million). The tax benefits resulted in an increase to Prepaid and other current assets and an increase to Retained earnings. For tax purposes, it is estimated that $21 million will be deductible and $9 million will be subject to capitalization. Also reflects the payment from cash on hand to REV stockholders of $425 million as a reduction to Cash and an increase to Goodwill, in connection with the estimated purchase consideration.

Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations
(1)
Represents Terex’s historical statement of operations for the nine months ended September 30, 2025 and the year ended December 31, 2024. The historical unaudited statement of operations for the nine months ended September 30, 2025 is included in Terex’s Form 10-Q filed with the SEC on October 31, 2025 and the audited statement of operations for the year ended December 31, 2024 is included in Terex’s Form 10-K filed with the SEC on February 7, 2025.

(2)
Represents ESG’s historical consolidated statement of operations for the period January 1, 2024 through October 7, 2024. The historical unaudited statement of operations for the period January 1, 2024 through October 7, 2024 is contained within the unaudited pro forma and segmentation information available on Terex’s website under “Investor Relations” – “Events & Presentations”, posted on May 2, 2025.

(3)
Represents REV’s historical statement of operations for the nine months ended July 31, 2025 and the year ended October 31, 2024. The historical unaudited statement of operations for the nine months ended July 31, 2025 is included in REV’s Form 10-Q filed with the SEC on September 3, 2025 and the audited statement of operations for the year ended October 31, 2024 is included in REV’s Form 10-K filed with the SEC on December 11, 2024.

(4)
Represents adjustment to increase Cost of goods sold by $68 million for the year ended December 31, 2024 related to the Merger. It is expected that the fair value step-up of the existing inventory will result in an increase to Cost of goods sold as the existing inventory is expected to be sold within one year of the Merger.

(5)
a. Represents incremental depreciation expense of $2 million ($2 million to Cost of goods sold and an immaterial amount to Selling, general and administrative expenses) for the period January 1, 2024 through October 7, 2024 related to the Acquisition.

b. Represents incremental depreciation expense of $1 million ($1 million to Cost of goods sold and an immaterial amount to Selling, general and administrative expenses) for the nine months ended September 30, 2025 and $2 million ($2 million to Cost of goods sold and immaterial amount to Selling, general and administrative expenses) for the year ended December 31, 2024, related to the Merger.
(6)	a. Represents incremental amortization expense of $57 million for the period January 1, 2024 through October 7, 2024 recorded to Cost of Goods sold related to the Acquisition.
b. Represents the removal of REV amortization expense related to the pre-combination period of $1 million and $2 million for the nine months ended July 31, 2025 and the year ended October 31, 2024, respectively, to Selling, general and administrative expenses. Includes amortization expense related to the Merger for intangible assets acquired post-combination of $159 million and $212 million for the nine months ended July 31, 2025 and the year ended October 31, 2024, respectively recorded to Cost of goods sold. These expenses are a result of the recognition and measurement of identified intangible assets.
(7)
Reflects the estimated Terex transaction costs of $30 million for the year ended December 31, 2024 related to the Merger. For tax purposes, it is estimated that $21 million will be deductible and $9 million will be subject to capitalization.

(8)
Interest expense of $97 million for the period January 1, 2024 through October 7, 2024 related to debt incurred or outstanding pursuant to the Financing Transactions for the Acquisition. The interest rate used for this calculation was 6.30%, which represents Terex’s estimated weighted average interest rate on debt incurred for the Acquisition. Each one-eighth percentage increase in interest rate on the New Term Facility would result in an increase of approximately $1.6 million in annual interest expense on a pro forma basis.

(9)	Amortization of debt issuance costs of $4 million ($3 million with respect to the New Term Facility,

$1 million with respect to the 6.250% Notes and an immaterial amount with respect to the New Revolving Credit Facilities) for the period January 1, 2024 through October 7, respectively, related to the Financing Transactions for the Acquisition.
(10)	Amortization of original issue discount of $1 million for the period January 1, 2024 through October 7, 2024, respectively, related to the New Term Facility incurred to fund the Acquisition.
(11)	A statutory tax rate of 24% was used to estimate the income tax effects of the pro forma adjustments.
(12)
Represents removal of interest expense related to ESG notes payable to Dover of $17 million for the period January 1, 2024 through October, 2024, which notes were required to be terminated on or prior to the consummation of the Acquisition pursuant to the terms of the TA.

(13)
Adjustment to reclassify REV loss on sale of business of $40 million for the nine months ended July 31, 2025 and gain on sale of business of $289 million for the year ended December 31, 2024, respectively, from Other income (expense) net to Selling, general and administrative expenses to conform REV’s accounting policies to Terex’s accounting policies.

(14)
Reflects estimated payments of $10 million expected to be made to certain executives as a result of change in control provisions being triggered in employee agreements in connection with the Merger for the year ended December 31, 2024.

(15)
The unaudited pro forma combined basic and diluted earnings per share have been adjusted to reflect the unaudited pro forma net income for the nine months ended September 30, 2025 and the year ended December 31, 2024. In addition, the number of shares used in calculating the unaudited pro forma combined basic and diluted net earnings per share has been adjusted to reflect the estimated total number of shares of common stock of Terex after the share exchange. For the nine months ended September 30, 2025 and the year ended December 31, 2024, the unaudited pro forma weighted average shares have been calculated as follows:

	Nine months ended September 30, 2025	Year ended December 31, 2024
Basic Weighted Average Shares (in millions)
Historical Weighted Average number of Terex shares outstanding - Basic	65.9	67.0
Impact of issuance of Terex shares to REV stockholders assuming issuance as of January 1, 2024	47.9	47.9
Impact of issuance of Terex shares under change-in-control provision assuming issuance as of January 1, 2024	0.2	0.2
Total	114.0	115.1
Diluted Weighted Average Shares (in millions)
Historical Weighted Average number of Terex shares outstanding - Diluted	66.4	67.6
Impact of issuance of Terex shares to REV stockholders assuming issuance as of January 1, 2024	47.9	47.9
Impact of issuance of Terex shares to REV employees assuming issuance as of January 1, 2024	0.9	0.9
	115.2	116.4

MARKET PRICE INFORMATION
Terex common stock is listed on the NYSE under the symbol “TEX”. REV common stock is listed on the NYSE under the symbol “REVG”.
The high and low trading prices for Terex common stock as of October 29, 2025, the last trading day immediately prior to the public announcement of the mergers, were $58.25 and $55.49, respectively. The high and low trading prices for REV common stock as of October 29, 2025, the last trading day immediately prior to the public announcement of the mergers, were $62.33 and $59.02, respectively.
As of December 19, 2025, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were 65,589,513 shares of Terex common stock outstanding and 48,806,145 shares of REV common stock outstanding.
Because the exchange ratio will not be adjusted for changes in the market price of either Terex common stock or REV common stock, the market value of Terex common stock that REV stockholders will have the right to receive on the date the first merger is completed may vary significantly from the market value of Terex common stock that REV stockholders would receive if the first merger was completed on the date of this joint proxy statement/prospectus. As a result, you should obtain recent market prices of Terex common stock and REV common stock prior to voting your shares. Please see “Risk Factors—Risks Relating to the Mergers.”
The following table sets forth the closing sale price per share of Terex common stock as reported on the NYSE and the closing sale price per share of REV common stock as reported on the NYSE, in each case on October 29, 2025, the last trading day before the public announcement of the parties entering into the Merger Agreement, and on December 22, 2025, the last practicable trading day prior to the mailing of this joint proxy statement/prospectus. The table also shows the estimated implied value of the merger consideration as of the same two dates. The implied value was calculated by adding (i) the product of the closing price of a share of Terex common stock on those dates multiplied by 0.9809, representing the stock component of the merger consideration, and (ii) $8.71, representing the cash component of the merger consideration.

	Terex Common Stock Closing Price	REV Common Stock Closing Price	Exchange Ratio	Implied Per Share Value of Merger Consideration
October 29, 2025	$55.98	$59.98	0.9809	$63.62
December 22, 2025	$54.69	$62.14	0.9809	$62.36

Terex stockholders and REV stockholders are encouraged to obtain current market quotations for Terex common stock and REV common stock and to review carefully the other information contained in this joint proxy statement/prospectus, attached hereto or incorporated by reference herein. No assurance can be given concerning the market price of Terex common stock before or after the first effective time. Please see “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE TEREX SPECIAL MEETING
This joint proxy statement/prospectus is being provided to Terex stockholders as part of a solicitation of proxies by the Terex Board for use at the Terex special meeting and at any adjournments or postponements of such special meeting. This joint proxy statement/prospectus provides Terex stockholders with important information about the Terex special meeting and should be read carefully in its entirety.
Date, Time and Place of the Meeting
The Terex special meeting will be held virtually via live audio webcast at www.virtualshareholdermeeting.com/TEREX2026SM on January 28, 2026 at 10:00 a.m., Eastern time. There will be no physical location for the Terex special meeting.
Attending the Special Meeting
You will be able to attend the Terex special meeting by visiting the Terex special meeting website at www.virtualshareholdermeeting.com/TEREX2026SM and entering a 16-digit control number. If you hold your shares of Terex common stock as a holder of record, your 16-digit control number will be printed on your proxy card. If instead you hold your shares of Terex common stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee may provide you with your 16-digit control number on the voting instruction form it furnishes to you; otherwise, you should contact your bank, broker or other nominee (preferably at least five business days before the date of the Terex special meeting) to obtain a legal proxy that will permit you to attend, and vote at, the Terex special meeting. If you join the Terex special meeting by using your 16-digit control number or obtaining a legal proxy and logging in to the Terex special meeting website, you will be able to attend the Terex special meeting and vote your shares online during the Terex special meeting.
Terex stockholders are encouraged to access the Terex special meeting before the start time of 10:00 a.m., Eastern time. Please allow ample time for online check-in, which will begin at 9:45 a.m., Eastern time. If you encounter technical difficulties at the check-in for the Terex special meeting or during the Terex special meeting, please call the technical support telephone number that will be posted on the Terex special meeting website at www.virtualshareholdermeeting.com/TEREX2026SM. Technicians will be available to assist you.
Terex stockholders who participate in the Terex special meeting via the Terex special meeting website will be considered to have attended the Terex special meeting and to have been present at the Terex special meeting “in person,” including for purposes of determining a quorum and counting votes.
Matters to Be Considered
At the Terex special meeting, holders of Terex common stock will be asked to consider and vote on the following proposals:
•
Proposal 1 (Terex stock issuance proposal): to approve the issuance of shares of Terex common stock to REV stockholders in connection with the mergers pursuant to the terms of the Merger Agreement; and

•
Proposal 2 (Terex adjournment proposal): to approve the adjournment of the Terex special meeting to solicit additional proxies if there are not sufficient votes at the time of the Terex special meeting to approve the Terex stock issuance proposal.

The mergers cannot be completed without the approval of the Terex stock issuance proposal. For the avoidance of doubt, approval of the Terex adjournment proposal is not a condition to the Closing or otherwise required to effectuate the mergers. Terex does not intend to call a vote on the Terex adjournment proposal if the Terex stock issuance proposal is approved at the Terex special meeting.
Recommendation of the Terex Board
The Terex Board unanimously recommends that Terex stockholders vote:
•	Proposal 1 (Terex stock issuance proposal): “FOR”; and
•	Proposal 2 (Terex adjournment proposal): “FOR.”

This joint proxy statement/prospectus contains important information regarding these proposals and factors that Terex stockholders should consider when deciding how to cast their votes. Terex stockholders are encouraged to read this entire document carefully, including the annexes attached to and documents incorporated by reference into this joint proxy statement/prospectus, for more detailed information regarding the Merger Agreement and the transactions contemplated thereby, including the Terex stock issuance proposal and the Terex adjournment proposal.
Record Date and Quorum
The Terex Board has fixed the close of business on December 16, 2025 as the record date for determination of holders of Terex common stock entitled to notice of and to vote at the Terex special meeting. On the record date for the Terex special meeting, there were 65,589,513 shares of Terex common stock outstanding.
The holders of a majority of the voting power of the then outstanding capital stock of Terex entitled to vote at the Terex special meeting must be present or represented by proxy at the Terex special meeting to constitute a quorum for the transaction of business at the Terex special meeting. In the event that a quorum is not present at the Terex special meeting, the Terex Board may, in accordance with Terex’s bylaws, adjourn the Terex special meeting to a later date and time. If you fail to submit a proxy or to vote at the Terex special meeting on a proposal, or fail to instruct your bank, broker or other nominee how to vote on any proposals, your shares of Terex common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.
At the Terex special meeting, each share of Terex common stock is entitled to one vote on all matters properly submitted to holders of Terex common stock.
As of the record date for the Terex special meeting, Terex directors and executive officers and their affiliates owned and were entitled to vote approximately 1,552,628 shares of Terex common stock, representing approximately 2.37% of the outstanding shares of Terex common stock. We currently expect that Terex’s directors and executive officers will vote their shares in favor of the Terex stock issuance proposal and the other proposals to be considered at the Terex special meeting. As of December 16, 2025, the record date for the Terex special meeting, Terex’s directors owned and held sole dispositive and voting power over shares of Terex common stock representing approximately 1.52% of the voting power represented by all issued and outstanding shares of Terex common stock.
Broker Non-Votes
A broker non-vote occurs when a bank, broker or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker or other nominee has discretionary authority. It is expected that the proposals to be voted on at the Terex special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Terex special meeting. If your bank, broker or other nominee holds your shares of Terex common stock in “street name,” such entity will vote your shares of Terex common stock only if you provide instructions on how to vote by complying with the voting instruction form sent to you by your bank, broker or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions; Failure to Vote
Proposal 1: Terex Stock Issuance Proposal:
•
Vote required: Approval of the Terex stock issuance proposal requires the affirmative vote of the holders of a majority of the votes cast by Terex stockholders present in person or represented by proxy at the Terex special meeting.

•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to either submit a proxy or vote at the Terex special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Terex stock issuance proposal, it will have no effect on the Terex stock issuance proposal.

Proposal 2: Terex Adjournment Proposal:
•
Vote required: Approval of the Terex adjournment proposal requires the affirmative vote of holders of a majority of the shares of Terex common stock held by Terex stockholders present in person or represented by proxy at the Terex special meeting.

•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy or are present but fail to vote virtually at the Terex special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Terex adjournment proposal, it will have the same effect as a vote “AGAINST” the Terex adjournment proposal.

Participating in the Special Meeting
Terex stockholders of record and beneficial owners of Terex common stock may attend and participate in the Terex special meeting, including by asking questions or voting; however, the processes for stockholders of record and beneficial owners to attend differ, as described above in “The Terex Special Meeting—Attending the Special Meeting.”
Terex stockholders of record and beneficial owners of Terex common stock that attend the Terex special meeting will be able to ask questions and vote by following the instructions on the special meeting website.
Proxies
A holder of Terex common stock may vote by proxy or at the Terex special meeting via the Terex special meeting website. If you hold your shares of Terex common stock in your name as a holder of record, to submit a proxy, you, as a holder of Terex common stock, may use one of the following methods:
•	By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.
•	Through the internet: by visiting the website indicated on the accompanying proxy card and following the instructions.
•	By mail: by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.
If you intend to submit your proxy by telephone or via the internet, you must do so by 11:59 p.m., Eastern time on January 27, 2026. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the Terex special meeting.
Terex requests that holders of Terex common stock vote by telephone, over the internet or by completing and signing the accompanying proxy card and returning it to Terex as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Terex common stock represented by it will be voted at the Terex special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Terex stock issuance proposal and the Terex adjournment proposal.
If a holder’s shares of Terex common stock are held in “street name” by a bank, broker, trustee or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the Terex special meeting. Sending in your proxy card or voting by telephone or on the internet will not prevent you from voting your shares personally at the meeting because you may subsequently revoke your proxy.
Shares Held in Street Name
If your shares of Terex common stock are held in “street name” through a bank, broker or other nominee, you must instruct the bank, broker or other nominee on how to vote your shares. Your bank, broker or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker or other nominee.
You may not vote shares of Terex common stock held in a brokerage or other account in “street name” by returning a proxy card directly to Terex.
Further, banks, brokers, trustees or other nominees who hold shares of Terex common stock on behalf of their customers may not give a proxy to Terex to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the Terex special meeting, including the Terex stock issuance proposal and the Terex adjournment proposal.

Revocability of Proxies
If you are a holder of Terex common stock of record, you may revoke your proxy at any time before it is voted by:
•	submitting a written notice of revocation to Terex’s corporate secretary;
•	granting a subsequently dated proxy;
•	voting by telephone or the internet at a later time, before 11:59 p.m., Eastern time on the day before the Terex special meeting; or
•	attending in person and voting at the Terex special meeting.
If you hold your shares of Terex common stock through a bank, broker or other nominee, you should contact your bank, broker or other nominee to change your vote.
Attendance at the Terex special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Terex after the vote will not affect the vote. Terex’s corporate secretary’s mailing address is: Terex Corporation, c/o Secretary and General Counsel, 301 Merritt 7, 4th Floor, Norwalk, CT 06851. If the Terex special meeting is postponed or adjourned, it will not affect the ability of holders of Terex common stock of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
Delivery of Proxy Materials
As permitted by applicable law, only one copy of this joint proxy statement/prospectus is being delivered to holders of Terex common stock residing at the same address, unless such holders of Terex common stock have notified Terex of their desire to receive multiple copies of the joint proxy statement/prospectus.
If you hold shares of both Terex common stock and REV common stock, you will receive two separate packages of proxy materials.
Terex will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any holder of Terex common stock residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to Terex at Terex Corporation, Attn: Investor Relations, 301 Merritt 7, 4th Floor, Norwalk, Connecticut 06851, or Innisfree, Terex’s proxy solicitor:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Banks and Brokers Call: (212) 750-5833
Stockholders and All Others Call Toll Free: (203) 216-8524
Solicitation of Proxies
Expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus will be shared equally by Terex and REV. To assist in the solicitation of proxies, Terex has retained Innisfree, for a fee of $150,000. Terex also agreed to reimburse Innisfree for out-of-pocket expenses and to indemnify Innisfree against certain liabilities and expenses. Terex and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of Terex common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone, e-mail and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Terex. No additional compensation will be paid to Terex’s directors, officers or employees for solicitation.
Adjournment
Under the Merger Agreement, Terex may adjourn or postpone the Terex special meeting to the extent necessary, after consultation with REV, if (i) the failure to adjourn or postpone the Terex special meeting would reasonably be expected to be a violation of applicable law (including fiduciary duties) or for the distribution of any required supplement or amendment to the joint proxy statement/prospectus, or (ii) as of the time the Terex special meeting is scheduled, there are insufficient shares of Terex common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Terex special meeting.

In accordance with Section 2.5 of the Terex bylaws, the Terex Board may adjourn the Terex special meeting from time to time, regardless of the outcome of the Terex adjournment proposal. At any subsequent reconvening of the Terex special meeting at which a quorum shall be present or represented, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Terex special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.
Assistance
If you need assistance in completing your proxy card, have questions regarding Terex’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Terex at Terex Corporation, Attn: Investor Relations, 301 Merritt 7, 4th Floor, Norwalk, Connecticut 06851, or Innisfree, Terex’s proxy solicitor:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Banks and Brokers Call: (212) 750-5833
Stockholders and All Others Call Toll Free: (203) 216-8524

TEREX PROPOSALS
Proposal 1: Terex Stock Issuance Proposal
Terex is asking holders of Terex common stock to approve the issuance of shares of Terex common stock to holders of shares of REV common stock pursuant to the Merger Agreement.
Holders of Terex common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the mergers. A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, the Terex Board has, by resolutions unanimously adopted, (i) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Terex stock issuance, (ii) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Terex stock issuance, are fair to, and in the best interests of Terex and its stockholders, (iii) directed that the Terex stock issuance proposal be submitted to a vote at the Terex special meeting and (iv) recommended approval of the Terex stock issuance proposal by the holders of Terex common stock. See the section entitled “The Mergers—Terex’s Reasons for the Mergers; Recommendation of the Terex Board” for a more detailed discussion of the recommendation of the Terex Board.
Approval of the Terex stock issuance proposal is a condition to the completion of the mergers. If the Terex stock issuance proposal is not approved, the mergers will not occur. For a detailed discussion of the terms and conditions of the mergers, see the section entitled “The Mergers—Terms of the Mergers.”
Vote Required for Approval
Assuming a quorum is present at the Terex special meeting, approval of the Terex stock issuance proposal requires the affirmative vote of the holders of a majority of the votes cast by Terex stockholders present in person or represented by proxy at the Terex special meeting. Shares of Terex common stock not present, in person or represented by proxy, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have no effect on the outcome of the Terex stock issuance proposal.
Recommendation of the Terex Board
THE TEREX BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE TEREX STOCK ISSUANCE PROPOSAL.
Proposal 2: Terex Adjournment Proposal
Assuming a quorum is present at the Terex special meeting, approval of the Terex adjournment proposal requires the affirmative vote of holders of a majority of the shares of Terex common stock held by Terex stockholders present in person or represented by proxy at the Terex special meeting. Abstentions will have the same effect as a vote AGAINST the Terex adjournment proposal. We do not expect there to be broker-non votes.
Recommendation of the Terex Board
THE TEREX BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE TEREX ADJOURNMENT PROPOSAL.

THE REV SPECIAL MEETING
This section contains information for holders of REV common stock about the special meeting that REV has called to allow holders of REV common stock to consider and vote on the REV merger proposal and other related matters. This joint proxy statement/prospectus, which is accompanied by a notice of the special meeting of holders of REV common stock and a proxy card, is being provided to REV stockholders as part of a solicitation of proxies by the REV Board for use at the REV special meeting and at any adjournments or postponements of the special meeting.
Date, Time and Place of the Meeting
The REV special meeting will be held in a virtual-only format conducted via live audio webcast at www.virtualshareholdermeeting.com/REVG2026SM, on January 28, 2026, at 10:00 a.m., Eastern time. There will be no physical location for the REV special meeting.
Attending the Special Meeting
You will be able to attend the REV special meeting by visiting the REV special meeting website at www.virtualshareholdermeeting.com/REVG2026SM and entering a 16-digit control number. If you hold your shares of REV common stock as a holder of record, your 16-digit control number will be printed on your proxy card. If instead you hold your shares of REV common stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee may provide you with your 16-digit control number on the voting instruction form it furnishes to you; otherwise, you should contact your bank, broker or other nominee (preferably at least five business days before the date of the REV special meeting) to obtain a legal proxy that will permit you to attend, and vote at, the REV special meeting. If you join the REV special meeting by using your 16-digit control number or obtaining a legal proxy and logging in to the REV special meeting website, you will be able to attend and participate in the REV special meeting, submit your questions during the REV special meeting, and vote your shares online during the REV special meeting.
REV stockholders are encouraged to access the REV special meeting before the start time of 10:00 a.m., Eastern time. Please allow ample time for online check-in, which will begin at 9:45 a.m., Eastern time. If you encounter technical difficulties at the check-in for the REV special meeting or during the REV special meeting, please call the technical support telephone number that will be posted on the REV special meeting website at www.virtualshareholdermeeting.com/REVG2026SM. Technicians will be available to assist you.
REV stockholders who participate in the REV special meeting via the REV special meeting website will be considered to have attended the REV special meeting and to have been present at the REV special meeting “in person,” including for purposes of determining a quorum and counting votes.
Matters to Be Considered
At the REV special meeting, holders of REV common stock will be asked to consider and vote on the following proposals:
•	the REV merger proposal;
•	the REV advisory compensation proposal; and
•	the REV adjournment proposal.
Recommendation of the REV Board
The REV Board recommends that you vote “FOR” the REV merger proposal, “FOR” the REV advisory compensation proposal, and “FOR” the REV adjournment proposal. Without limiting the foregoing, in accordance with the Merger Agreement, the REV Board has recommended that REV stockholders adopt the Merger Agreement and approve the first merger. See the section entitled “The Mergers – REV’s Reasons for the Mergers; Recommendation of the REV Board” for a more detailed discussion of the REV Board’s recommendation.
Record Date and Quorum
The REV Board has fixed the close of business on December 16, 2025 as the record date for determination of holders of REV common stock entitled to notice of and to vote at the REV special meeting. On the record date for the REV special meeting, there were 48,806,145 shares of REV common stock outstanding.

Shares representing a majority of the shares of common stock issued and outstanding and entitled to vote at the REV special meeting must be present or represented by proxy at the REV special meeting to constitute a quorum for the transaction of business at the REV special meeting. In the event that a quorum is not present at the REV special meeting, it is expected that the REV special meeting will be adjourned or postponed. In the event that a quorum is not present at the REV special meeting, the chair of the REV special meeting or a majority in voting power of the stockholders entitled to vote at the REV special meeting, present in person or represented by proxy, may adjourn the REV special meeting to a later date and time (in each case, subject to applicable law and compliance with the REV charter and the REV bylaws). If you fail to submit a proxy or to vote at the REV special meeting, or fail to instruct your bank, broker or other nominee how to vote, your shares of REV common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.
At the REV special meeting, each share of REV common stock is entitled to one vote on all matters properly submitted to holders of REV common stock.
As of the record date, REV directors and executive officers and their affiliates owned and were entitled to vote approximately 376,469 shares of REV common stock, representing approximately 1.35% of the outstanding shares of REV common stock. We currently expect that REV’s directors and executive officers will vote their shares in favor of the REV merger proposal and the other proposals to be considered at the REV special meeting, although none of them have entered into voting and support agreements obligating them to do so. As of December 16, 2025, the record date for the REV special meeting, REV’s directors owned and held sole dispositive and voting power over shares of REV common stock representing approximately 0.75% of the voting power represented by all issued and outstanding shares of REV common stock.
Broker Non-Votes
A broker non-vote occurs when a bank, broker or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares, and the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker or other nominee has discretionary authority. It is expected that each proposal to be voted on at the REV special meeting will be “non-routine” matters, and, accordingly, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the REV special meeting. If your bank, broker or other nominee holds your shares of REV common stock in “street name,” such entity will vote your shares of REV common stock only if you provide instructions on how to vote by complying with the voting instruction form sent to you by your bank, broker or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions; Failure to Vote
Proposal 1: REV merger proposal:
Vote required: Approval of the REV merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of REV common stock entitled to vote thereon at the REV special meeting.
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the REV special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the REV merger proposal, it will have the same effect as a vote “AGAINST” the REV merger proposal.
Proposal 2: REV advisory compensation proposal:
Vote required: Approval of the REV advisory compensation proposal requires the affirmative vote of the majority of the votes cast affirmatively or negatively at the REV special meeting.
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the REV special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the REV advisory compensation proposal, it will have no effect on such proposal.
Proposal 3: REV adjournment proposal:
Vote required: Approval of the REV adjournment proposal requires the affirmative vote of the majority of the votes cast affirmatively or negatively at the REV special meeting.

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the REV special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the REV adjournment proposal, it will have no effect on such proposal.
Participating in the Special Meeting
REV stockholders of record and beneficial owners of REV common stock may attend and participate in the REV special meeting, including by asking questions or voting; however, the processes for stockholders of record and beneficial owners to attend differ, as described above in “The REV Special Meeting—Attending the Special Meeting.”
REV stockholders of record and beneficial owners of REV common stock that attend the REV special meeting will be able to ask questions and vote by following the instructions on the REV special meeting website.
Proxies
Please vote by proxy as promptly as possible, whether or not you expect to attend the REV special meeting via the REV special meeting website.
If your shares of REV common stock are held in the name of a bank, broker or other nominee, you may vote by proxy by following the instructions on the voting instruction form furnished by the bank, broker or other nominee. See “—Shares Held in Street Name” below.
If you hold your shares of REV common stock in your name as a holder of record, to submit a proxy, you may use one of the following methods:
•	By telephone: by dialing the toll-free number shown on your proxy card and following the instructions to vote by telephone.
•	Through the Internet: by visiting the website address shown on your proxy card and following the instructions to vote online.
•	By mail: by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. The envelope requires no additional postage if mailed in the United States.
If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m., Eastern time on January 27, 2026. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the REV special meeting.
REV requests that holders of record of REV common stock vote by telephone, over the Internet or by completing, dating and signing the accompanying proxy card and returning it to REV as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of REV common stock represented by it will be voted at the REV special meeting in accordance with the instructions given on the proxy card. If, as a holder of record of REV common stock, you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the REV merger proposal, “FOR” the REV advisory compensation proposal and “FOR” the REV adjournment proposal.
If your shares of REV common stock are held in “street name” by a bank, broker or other nominee please check the voting instruction form furnished by that firm to determine whether and how you may vote by telephone or the Internet. See “The REV Special Meeting—Shares Held in Street Name” below.
Every vote is important. Accordingly, if you are a holder of record of REV common stock, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the REV special meeting. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the meeting, because you may revoke your proxy.
Shares Held in Street Name
If your shares of REV common stock are held in “street name” through a bank, broker or other nominee, you must instruct the bank, broker or other nominee on how to vote your shares. Your bank, broker or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker or other nominee.
You may not vote shares of REV common stock held in a brokerage or other account in “street name” by returning a proxy card directly to REV.

Further, banks, brokers, trustees or other nominees who hold shares of REV common stock on behalf of their customers may not give a proxy to REV to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the REV special meeting, including the REV merger proposal, the REV advisory compensation proposal and the REV adjournment proposal.
Revocability of Proxies
If you are a holder of REV’s common stock of record, you may revoke your proxy at any time before it is voted by:
•	submitting a written notice of revocation to Stephen Zamansky, Secretary of the REV Board, at 245 S. Executive Drive, Suite 100, Brookfield, Wisconsin 53005;
•	granting a subsequently dated proxy;
•	voting by telephone or the Internet at a later time (before 11:59 p.m., Eastern time, on the day before the REV special meeting); or
•	attending the REV special meeting in person via the REV special meeting website and voting at the REV special meeting. See “The REV Special Meeting—Attending the Special Meeting” above.
If you hold your shares of REV common stock through a bank, broker or other nominee, you should contact your bank, broker or other nominee to change your vote.
Attendance at the REV special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by REV after the vote at the REV special meeting will not affect the vote. If the REV special meeting is postponed or adjourned, it will not affect the ability of holders of record of REV common stock as of the record date for the REV special meeting to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
Delivery of Proxy Materials
Only one copy of this joint proxy statement/prospectus is being delivered to any household at which two or more stockholders reside if they appear to be members of the same family, unless such holders of REV common stock have notified REV of their desire to receive multiple copies of the joint proxy statement/prospectus.
If you hold shares of both Terex common stock and REV common stock, you will receive two separate packages of proxy materials.
REV will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any holder of REV common stock residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to REV Group, Inc., Attn: Investor Relations, 245 S. Executive Drive, Suite 100, Brookfield, Wisconsin 53005, or REV’s proxy solicitor, Georgeson LLC, by calling toll-free at (866) 989-6102.
Solicitation of Proxies
Expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus will be shared equally by Terex and REV. To assist in the solicitation of proxies, REV has retained Georgeson LLC, for a fee of $20,000 plus reimbursement of reasonable and customary documented out-of-pocket expenses for their services. REV and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of REV common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone, e-mail and other electronic means, advertisements and personal solicitation by the directors, officers or employees of REV. No additional compensation will be paid to REV’s directors, officers or employees for solicitation.
Adjournment
Under the Merger Agreement, REV may adjourn or postpone the REV special meeting to the extent necessary, after consultation with Terex, if (i) the failure to adjourn or postpone the REV special meeting would reasonably be expected to be a violation of applicable law (including fiduciary duties) or for the distribution of any required supplement or amendment to the joint proxy statement/prospectus, or (ii) as of the time the REV special meeting is scheduled, there are insufficient shares of REV common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the REV special meeting.
In accordance with Section 2.06 of the REV bylaws, the chairman of the meeting or a majority of the stockholders present in person or represented by proxy shall adjourn the REV special meeting from time to time, regardless of the outcome of the REV adjournment proposal, until a quorum shall be present. At any subsequent reconvening of the REV special meeting at which a quorum shall be present or represented, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the REV special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.
Assistance
If you need assistance in completing your proxy card, have questions regarding REV’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact REV at REV Group, Inc., Attn: Investor Relations, 245 S. Executive Drive, Suite 100, Brookfield, Wisconsin 53005 or REV’s proxy solicitor, Georgeson LLC, by calling toll-free at (866) 989-6102.

REV PROPOSALS
Proposal 1: REV Merger Proposal
REV is asking holders of REV common stock to adopt the Merger Agreement, pursuant to which, upon the terms and subject to the conditions set forth therein, the mergers will occur.
Holders of REV common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the mergers. A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, the REV Board unanimously (i) determined that the Merger Agreement and the other matters and transactions contemplated thereby, are fair to, and in the best interests of, REV and its stockholders, (ii) approved the execution and delivery of the Merger Agreement, the performance by REV of its covenants and agreements contained therein and the consummation of the mergers, and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein, and (iii) recommended adoption of the Merger Agreement by the holders of REV common stock. See the section entitled “The Mergers—REV’s Reasons for the Merger; Recommendation of the REV Board” for a more detailed discussion of the recommendation of the REV Board.
Approval of the REV merger proposal is a condition to the completion of the mergers. If the REV merger proposal is not approved, the mergers will not occur. For a detailed discussion of the terms and conditions of the mergers, see the section entitled “The Mergers—Terms of the Mergers.”
Vote Required for Approval
Approval of the REV merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of REV common stock entitled to vote thereon at the REV special meeting. Shares of REV common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as a vote “AGAINST” the REV merger proposal.
Recommendation of the REV Board
THE REV BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE REV MERGER PROPOSAL.
Proposal 2: REV Advisory Compensation Proposal
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, REV is required to provide its stockholders the opportunity to vote to approve, on a non-binding, advisory basis, the compensation of REV’s named executive officers that is based on or otherwise relates to the transactions contemplated by the Merger Agreement as disclosed in the section entitled “The Mergers—Interests of REV’s Non-Employee Directors and Executive Officers in the Mergers.”.
The REV Board encourages you to review carefully the named executive officer merger-related compensation information disclosed in this joint proxy statement/prospectus, and is asking holders of REV common stock to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:
“RESOLVED, that the compensation that will or may be paid or become payable to the REV named executive officers, in connection with the transactions contemplated by the Merger Agreement, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Mergers—Interests of REV’s Non-Employee Directors and Executive Officers in the Mergers.” are hereby APPROVED.”
The REV Board unanimously recommends that holders of REV common stock vote “FOR” the REV advisory compensation proposal.
The vote on the REV advisory compensation proposal is a vote separate and apart from the vote on the REV merger proposal. Accordingly, you may vote to approve the Merger Agreement and vote not to approve the named executive officer Merger-related compensation proposal and vice versa. Because the vote on the REV advisory compensation proposal is advisory only, it will not be binding on either REV, Terex or the Combined Company. Accordingly, if the Merger Agreement is approved and the mergers are consummated, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of the holders of REV common stock.

Vote Required for Approval
Approval of the REV advisory compensation proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively by holders of REV common stock at the REV special meeting. Shares of REV common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have no effect on the REV advisory compensation proposal.
Recommendation of the REV Board
THE REV BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF REV COMMON STOCK VOTE “FOR” THE REV ADVISORY COMPENSATION PROPOSAL.
Proposal 3: REV Adjournment Proposal
REV is asking holders of REV common stock to approve the adjournment of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the REV merger proposal at the time of the special meeting, which we refer to as the “REV adjournment proposal”. The REV bylaws provide that any meeting of stockholders may be adjourned from time to time either by the Board of Directors or the chairperson of the meeting. We may adjourn the special meeting to solicit additional Proxies in favor of the REV merger proposal, including the solicitation of proxies from stockholders that have previously returned properly executed proxies voting against the REV merger proposal.
Notwithstanding the foregoing, REV’s right to adjourn or postpone the special meeting, and the number of times that REV may adjourn or postpone the special meeting, and the duration of any such adjournment or postponement, is subject to the terms of the Merger Agreement.
If the special meeting is adjourned or postponed to solicit additional proxies, stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use at the special meeting as adjourned or postponed. REV does not intend to call a vote on the REV adjournment proposal if the REV merger proposal is approved at the special meeting.
The REV Board believes that it is in the best interests of REV and its stockholders to adjourn the special meeting if necessary or appropriate for the purpose of soliciting additional proxies in respect of the REV merger proposal if there are insufficient votes to approve the REV merger proposal at the time of the special meeting.
Vote Required for Approval
Approval of the REV adjournment proposal requires the affirmative vote of the majority of the votes cast by holders of REV common stock affirmatively or negatively at the special meeting. Shares of REV common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have no effect on the REV adjournment proposal.
Recommendation of the REV Board
THE REV BOARD OF DIRETORS RECOMMENDS A VOTE “FOR” THE REV ADJOURNMENT PROPOSAL.

INFORMATION ABOUT TEREX
Terex Corporation is a global industrial equipment manufacturer of materials processing machinery, waste and recycling solutions, mobile elevating work platforms and equipment for the electric utility industry.
Terex designs, builds and supports products used in maintenance, manufacturing, energy, waste and recycling, minerals and materials management, construction and the entertainment industry. Terex provides lifecycle support to its customers through its global parts and services organization and offers complementary digital solutions designed to help customers maximize their return on their investment. Certain Terex products and solutions enable customers to reduce their impact on the environment including electric and hybrid offerings that deliver quiet and emission-free performance, products that support renewable energy, and products that aid in the recovery of useful materials from various types of waste. Terex products are manufactured in North America, Europe, and Asia Pacific and sold worldwide. Terex engages with customers through all stages of the product life cycle, from initial specification to parts and service support.
As of September 30, 2025, Terex had consolidated assets of approximately $6.166 billion, total consolidated liabilities of approximately $4.149 billion and stockholders’ equity of approximately $2.017 billion.
Shares of Terex common stock are listed for trading on the NYSE under the symbol “TEX”.
Terex is a Delaware corporation with its principal executive office located at 301 Merritt 7, 4th Floor, Norwalk, Connecticut 06851. Its telephone number at that address is (203) 222-7170 and its website is www.terex.com. The information on Terex’s website is not part of this joint proxy statement/prospectus, and the reference to Terex’s website address does not constitute incorporation by reference of any information on that website into this joint proxy statement/prospectus.
Additional information about Terex and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See the section titled “Where You Can Find More Information.”

INFORMATION ABOUT REV
REV Group, Inc. is incorporated under the laws of the State of Delaware and maintains its principal executive office in Brookfield, Wisconsin. REV provides customized vehicle solutions for applications, including essential needs for public services (ambulance and fire apparatus), commercial infrastructure (terminal trucks and industrial sweepers) and consumer leisure (recreational vehicles). REV comprises a portfolio of well-established principal vehicle brands and serves a diversified customer base, primarily in the United States, through two segments: Specialty Vehicles and Recreational Vehicles.
As of July 31, 2025, REV had consolidated assets of approximately $1.219 billion, total consolidated liabilities of approximately $831.7 million and stockholders’ equity of approximately $387.3 million.
REV common stock is traded on the NYSE under the symbol “REVG.”
REV’s principal executive office is located at 245 South Executive Drive, Brookfield, Wisconsin 53005-4204, its telephone number is (414) 290-0190 and its website is www.revgroup.com. The information on REV’s website is not part of this joint proxy statement/prospectus, and the reference to REV’s website address does not constitute incorporation by reference of any information on that website into this joint proxy statement/prospectus.
Additional information about REV and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

SECURITY OWNERSHIP OF TEREX MANAGEMENT AND CERTAIN BENEFICIAL OWNERS
Information regarding certain beneficial owners of Terex common stock is contained in Terex’s proxy statement for its 2025 annual meeting of stockholders under the section entitled “Security Ownership of Certain Beneficial Owners and Management”, which is incorporated by reference into this joint information statement/prospectus. For further information, please read the section entitled “Where You Can Find More Information” beginning on page 151 of this joint information statement/prospectus.

SECURITY OWNERSHIP OF REV MANAGEMENT AND CERTAIN BENEFICIAL OWNERS
Information regarding certain beneficial owners of REV common stock is contained in REV’s proxy statement for its 2025 annual meeting of stockholders under the section entitled “Security Ownership of Certain Beneficial Owners and Management”, which is incorporated by reference into this joint information statement/prospectus. For further information, please read the section entitled “Where You Can Find More Information” beginning on page 151 of this joint information statement/prospectus.

THE MERGERS
This section of the joint proxy statement/prospectus describes material aspects of the mergers. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the mergers. In addition, we incorporate important business and financial information about each of us into this joint proxy statement/prospectus by reference. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information.”
Terms of the Mergers
Each of Terex’s and REV’s respective Board of Directors has unanimously approved the Merger Agreement. The Merger Agreement provides, among other things, that, on the terms and subject to the conditions set forth therein, (i) Merger Sub 1 will be merged with and into REV, whereupon the separate existence of Merger Sub 1 will cease, and REV will continue as the surviving corporation in the first merger and a direct, wholly-owned subsidiary of Terex and (ii) immediately following the first merger, REV will be merged with and into Merger Sub 2, whereupon the separate existence of REV will cease, and Merger Sub 2 will continue as the surviving entity in the second merger and as a direct, wholly-owned subsidiary of Terex.
At the first effective time, by virtue of the first merger (i) each share of REV common stock owned or held in treasury by REV or its subsidiaries or owned directly by Terex, Merger Sub 1, Merger Sub 2 or any of their respective subsidiaries immediately prior to the first effective time will be canceled and will cease to exist, and no consideration will be delivered in exchange therefor; and (ii) each share of REV common stock issued and outstanding (other than cancelled shares, dissenting shares and REV restricted award shares) immediately prior to the first effective time will be converted into the right to receive from Terex the merger consideration. No fractional shares of Terex common stock will be issued in connection with the first merger, and holders of REV common stock will be entitled to receive cash in lieu thereof.
At the first effective time and by virtue of the first merger, each share of capital stock of Merger Sub 1 issued and outstanding immediately prior to the first effective time will be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the surviving corporation and will constitute the only outstanding shares of capital stock of the surviving corporation immediately following the first effective time.
At the second effective time and by virtue of the second merger, (i) each share of capital stock of REV, as the surviving corporation of the first merger, issued and outstanding immediately prior to the time the second merger becomes effective will be canceled and will cease to exist, and no securities or other consideration will be delivered in exchange therefor, and (ii) each limited liability company interest of Merger Sub 2 will be unaffected by the second merger and will remain outstanding as limited liability company interests of Merger Sub 2, as the surviving entity of the second merger.
Holders of REV common stock are being asked to approve the Merger Agreement. Holders of Terex common stock are being asked to approve the Terex stock issuance. See the section entitled “The Merger Agreement” for additional information about the terms and conditions of the Merger Agreement, including the conditions to the completion of the mergers and the provisions for terminating or amending the Merger Agreement.
Background of the Mergers
The terms of the Merger Agreement are the result of arm’s-length negotiations between representatives of REV and Terex. The following chronology summarizes the key meetings, negotiations and events among REV, Terex and their respective advisors that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among the REV Board, the Terex Board, REV’s representatives, Terex’s representatives and other parties.
As part of its ongoing evaluation of REV’s business, the REV Board, together with REV senior management, regularly reviews and assesses opportunities to increase stockholder value, including evaluating various potential strategic alternatives such as acquisitions and dispositions. In connection with those reviews, the REV Board and senior management frequently consult with their financial advisors and legal counsel. REV also regularly engages with REV stockholders to discuss REV and its business, operations and financial results and to hear the views of REV stockholders regarding REV. REV senior management, together with the REV Board, also regularly assesses and identifies markets that it believes are potentially attractive to it, including waste and recycling solutions and equipment for the electric utilities industry. During the course of the prior twelve months, REV pursued several buy-side opportunities and engaged in preliminary discussions with several parties, including parties in these end markets, but ultimately determined that the potential opportunities were either not a good fit with REV’s business strategy or did not have a willing counterparty.
The Terex Board, together with Terex senior management, has pursued a strategy for approximately a decade of divesting more cyclical and higher capital intensity businesses. Terex has also been focused on growing its portfolio by expanding into leading businesses providing high demand products and services and driving sustainable, long-term growth to accelerate shareholder value creation. When Simon Meester became Chief Executive Officer of Terex in early 2024, Terex evaluated more than twenty different end markets and identified twelve end markets, including waste management and emergency services, where Terex would be potentially interested in exploring potential acquisitions.
In furtherance of its transformation and growth strategy, Terex entered into a definitive agreement with Dover Corporation (“Dover”) on July 21, 2024 to acquire Dover’s Environmental Solutions Group (“ESG”) for $2 billion. On October 8, 2024, Terex successfully completed this acquisition and subsequently combined ESG with Terex’s Utilities business to form a third segment (Environmental Solutions). On September 2, 2025, Terex announced the divestiture of its Tower and Rough Terrain Cranes businesses and closed on this transaction on November 1, 2025, a transaction designed to further reduce Terex’s overall cyclicality.
On June 27, 2025, as part of customary industry outreach, representatives of Barclays, which at that time was not engaged by Terex, held a meeting with Amy Campbell, the Senior Vice President and Chief Financial Officer of REV, and Drew Konop, the Vice President of Investor Relations and Corporate Development of REV, to discuss certain potential strategic alternatives for REV. Though a potential transaction with Terex was not one of the strategic alternatives reviewed at the meeting, Terex was included on a list of several potential industry counterparties included in the presentation by Barclays to management. As part of the discussion, the REV management team requested that Barclays prepare, among other things, follow-up thoughts and analysis related to a potential transaction with Terex using public information.
On July 10, 2025, representatives of Barclays and members of REV senior management met at REV’s headquarters in Brookfield, Wisconsin to discuss, among other things, the possibility of a potential combination with Terex. During the meeting, the representatives of Barclays suggested that REV consider, among other possible transactions, a business combination between REV and Terex that would be combined with a divestiture of Terex’s aerial work platform equipment business (the “Aerials business”). The representatives of Barclays noted that if REV was potentially interested in pursuing such a transaction, representatives of Barclays would approach Terex to ascertain Terex’s potential interest in such a transaction. REV management requested more information from Barclays on Terex and the potential transaction based on publicly available information.
On July 14, 2025, Barclays provided REV with certain follow-up materials based on publicly available information on Terex which it agreed to provide to REV during their July 10 meeting.
On July 16, 2025, after representatives of Barclays provided REV with publicly-available information regarding Terex, REV management indicated to representatives of Barclays that it was open to exploring a potential combination with Terex that would be coupled with a disposition of Terex’s Aerials business, subject to finding a transaction structure and value that would be attractive to REV stockholders. Based on those parameters, REV management also indicated that it would be comfortable with representatives of Barclays approaching Terex to determine its interest in a potential transaction. Later that day, representatives of Barclays contacted Mark Cox, the Senior Vice President of Corporate Development of Terex, to discuss whether Terex potentially would be interested in such a transaction.
In light of REV’s potential interest in such a transaction, and the fact that a combination with REV was viewed as potentially furthering Terex’s transformation strategy, Simon A. Meester, the President and Chief Executive Officer of Terex, Scott J. Posner, the Senior Vice President, General Counsel and Secretary of Terex, and Mr. Cox met to discuss Mr. Cox’s call with representatives of Barclays to discuss a possible transaction between Terex and REV.
On July 17, 2025, Messrs. Meester and Posner updated the Terex Board on the outreach it had received from Barclays on a possible transaction with REV and indicated that Terex management planned to meet with representatives of Barclays to get more information regarding the opportunity. The Terex Board was supportive of Terex management’s plan. Messrs. Meester and Posner indicated that management would update the Terex Board if this opportunity developed.

On July 18, 2025, representatives of Barclays and members of Terex senior management met at Terex’s headquarters in Norwalk, Connecticut to further discuss a potential transaction with REV. The representatives of Barclays noted that (i) representatives of Barclays had discussed the proposed transaction with REV, (ii) REV was open to exploring a potential transaction with Terex, including the structure that involved a divestiture of the Aerials business, (iii) REV management had authorized Barclays to approach Terex and (iv) Barclays was not engaged by or acting on behalf of REV. The members of Terex management indicated to Barclays that Terex would be open to exploring a transaction with REV.
Also on July 18, 2025, Mark Skonieczny, the President and Chief Executive Officer of REV, provided Jean Marie “John” Canan, the nonexecutive Chairman of the REV Board, with an update on REV’s potential transaction with Terex.
On July 21, 2025, members of REV senior management and representatives of Barclays held a meeting to further discuss a potential transaction with Terex and received an update on the Barclays discussion with Terex. REV reiterated that it was open to exploring a potential transaction with Terex, subject to finding a transaction structure and value that would be attractive to REV stockholders. Following the meeting, Mr. Skonieczny updated Mr. Canan on REV management’s discussions with Barclays.
Also on July 21, 2025, a representative of Barclays introduced Mr. Posner, to Stephen Zamansky, the Senior Vice President, General Counsel and Secretary of REV, via email, and thereafter, Messrs. Posner and Zamansky discussed signing a confidentiality agreement to discuss a potential transaction.
On July 22, 2025, REV contacted representatives of J.P. Morgan, which had been assisting REV in its evaluation of strategic opportunities, regarding potentially engaging J.P. Morgan as a financial advisor for a potential transaction with Terex on the basis of, among other factors, J.P. Morgan’s experience in the valuation of businesses and their securities in connection with mergers and acquisitions, its qualifications and reputation in connection with such matters and its familiarity with REV, Terex and the industries in which they operate. On July 23, 2025, Ms. Campbell and Mr. Konop had a follow-up call with representatives of J.P. Morgan to continue discussions.
On July 24, 2025, following discussions between REV and representatives of J.P. Morgan on the potential of Company A and Company B (two companies that REV management had previously considered and discussed with the REV Board) as strategic partners for REV, a representative of J.P. Morgan introduced Mr. Skonieczny to the chief executive officer of Company A via email. On August 13, 2025, Mr. Skonieczny emailed the chief executive officer of Company A to request a call to discuss exploring mutual opportunities. There was no response from the chief executive officer of Company A and no further communication with Company A after this initial outreach.
On July 30, 2025, REV and Terex entered into a mutual confidentiality agreement with an eighteen-month term, which included customary mutual obligations to preserve the confidentiality of information, including that Terex and REV were evaluating a potential transaction, and a customary fifteen-month reciprocal standstill provision (the “NDA”).
On August 1, 2025, Messrs. Meester and Posner updated David Sachs, the Non-Executive Chairman of the Terex Board, and Sandie O’Connor, the Chair of the Governance, Nominating and Corporate Responsibility Committee of the Terex Board, on the signing of the NDA and to discuss the possibility of Terex and REV management meetings later in August to exchange presentations regarding the two companies’ respective businesses. Mr. Sachs and Ms. O’Connor were supportive of management holding these meetings.
On August 6, 2025, at the request of Terex, Barclays provided REV and Terex with a proposed itinerary for meetings to be held between representatives of REV and Terex during the week of August 18, 2025, a proposed outline of topics to be discussed during management presentations and a proposed list of financial and business information to be exchanged between the parties.
On August 14, 2025, representatives of J.P. Morgan arranged a call with Mr. Skonieczny, Ms. Campbell and a representative of the controlling shareholder of Company B to discuss potential strategic opportunities between REV and Company B. During the call, the representative of the controlling shareholder of Company B expressed the belief that Company B was substantially undervalued and noted that the controlling shareholder was seeking to, among other things, monetize the value of Company B at more than twice its current trading price. In light of this position, there was no further communication with Company B after this initial discussion.

On August 15, 2025, Mr. Skonieczny provided Mr. Canan with an update on REV’s discussions with Company B and the potential transaction with Terex.
On August 20, 2025, a meeting was held among Mr. Skonieczny, Ms. Campbell, Mr. Zamansky, Mike Virnig, the President of REV’s Specialty Vehicles Segment, Nicole Gustafson, the Vice President of Tax and Treasury of REV, Mr. Konop, Mr. Meester, Jennifer Kong-Picarello, the Senior Vice President and Chief Financial Officer of Terex, Mr. Posner, Mr. Cox, Patrick Carroll, the President of Environmental Solutions of Terex, and Jon Paterson, the Vice President and Treasurer of Terex. The meeting was also attended by representatives of J.P. Morgan and Barclays. At the meeting, the members of REV senior management and the members of Terex senior management provided an overview of their respective businesses to the other party. The parties also discussed the merits of a potential business combination between the parties, including the high-level synergies that may be achieved in connection with such a transaction. The parties did not discuss transaction terms or transaction structure at this meeting. Thereafter, Mr. Skonieczny updated Mr. Canan on the discussions with Terex.
Between August 22, 2025 and August 25, 2025, each of REV and Terex shared preliminary high-level financial information with the other party.
On August 28, 2025, the REV Board held a meeting, which was attended by members of REV management. At this meeting, Ms. Campbell and Mr. Zamansky led a discussion on potential strategic transactions REV was evaluating, including a potential transaction with Terex and the engagement with Company A and Company B. Mr. Zamansky advised the directors of their fiduciary duties in connection with a potential transaction. The REV Board authorized management to continue to explore a potential transaction with Terex.
On September 3, 2025, the Terex Board held a meeting which was attended by members of Terex management. At the meeting, Mr. Cox led a discussion on a potential strategic transaction with REV including structure, ownership, deal mechanics, governance, timing and considerations regarding the Aerials business, the fire and ambulance markets in which REV operates, as well as management’s plan to engage Barclays as its financial advisor in connection with considering a possible transaction with REV. The Terex Board was supportive of management’s approach and of making a non-binding indication of interest for a transaction with REV consistent with what was discussed with the Terex Board as well as management’s plan to engage Barclays as Terex’s financial advisor.
On September 3, 2025, Mr. Meester sent Mr. Skonieczny a non-binding indication of interest from Terex proposing an all-stock merger between Terex and REV (the “Preliminary Proposal”), which Mr. Skonieczny then sent to additional members of senior management of REV. Under the Preliminary Proposal, (i) Terex’s Aerials business would be divested, for benefit of Terex stockholders (as a pre-condition to a transaction with REV), (ii) after the Aerials business divestiture, Terex and REV would combine in a merger, with Terex stockholders owning 61.5% of the Combined Company and REV stockholders owning 38.5% of the Combined Company, (iii) Mr. Meester would serve as the CEO of the Combined Company and (iv) two of the nine board seats of the Combined Company would be REV designees with the balance being Terex designees.
On September 4, 2025, Mr. Skonieczny discussed REV’s approach to the Preliminary Proposal with Mr. Canan and agreed that, in their view, the offer undervalued REV and was therefore unacceptable. Following this meeting, members of REV senior management and its advisors discussed how REV should respond to the Preliminary Proposal.
On September 10, 2025, Mr. Skonieczny and Mr. Canan discussed REV’s proposed approach to respond to Terex.
On September 11, 2025, representatives of J.P. Morgan arranged a call with representatives of Barclays to provide REV’s reaction to the Preliminary Proposal. The representatives of J.P. Morgan, at the direction of REV management following the discussions with Mr. Canan, noted that, while REV was interested in a potential transaction, the proposed structure in the Preliminary Proposal did not represent an attractive value for REV and created unacceptable deal consummation risk in light of the closing of the transaction being conditioned upon Terex executing a divestiture of the Aerials business before the closing of the merger.
Subsequent to this call, representatives of Barclays reported to the members of Terex management on their discussions with the representatives of J.P. Morgan. The representatives of Barclays noted that, based on the discussions with J.P. Morgan, it appeared that REV would not be open to anything less than an at-the-market combination of the two companies and noted that REV did not want a divestiture of the Aerials business to be a pre-condition to the closing to a transaction with REV as a starting point for discussions.

On September 12, 2025, representatives of J.P. Morgan and representatives of Barclays held a call, during which representatives of Barclays noted that Terex was considering a revised merger structure to mitigate a number of the concerns J.P. Morgan raised with Barclays on September 11. At the conclusion of the call, representatives of Barclays asked representatives of J.P. Morgan for more detailed financial information for REV.
Also on September 12, 2025, Messrs. Meester and Posner held a call with Mr. Sachs to discuss REV’s reaction to the Preliminary Proposal and how Terex should respond, including potential revised terms for a transaction.
On September 13, 2025, J.P. Morgan sent Barclays more detailed financial information for REV that had been requested by Barclays.
On September 14, 2025, at the direction of Terex, representatives of Barclays sent J.P. Morgan a proposed summary term sheet from Terex, which set forth Terex’s revised proposal for a potential transaction with REV (the “Proposed Summary Term Sheet”). Under the Proposed Summary Term Sheet, (i) REV stockholders would own 41.5% of the Combined Company (on a fully diluted basis, and prior to any divestiture of the Aerials business) and receive an aggregate of $250,000,000 in cash consideration, (ii) while the plan to initiate a strategic review process regarding Terex’s Aerials business via a possible divestiture would be announced concurrently with the announcement of a transaction with REV, such a transaction would not be a pre-condition to the closing of a transaction with REV, any such divestiture would occur following closing of the proposed transaction with REV and any sale proceeds would be used to reduce debt on Terex’s balance sheet and (iii) Mr. Meester would be the CEO of Terex at the close of the transaction. The Proposed Summary Term Sheet did not address whether REV would receive any board seats in the Combined Company. Mr. Skonieczny discussed the Proposed Summary Term Sheet with Mr. Canan and determined that while it was a significant improvement from the Preliminary Proposal, the Company should seek further improvements to the offer.
After consulting with REV senior management, representatives of J.P. Morgan held a call with representatives of Barclays to convey that Terex’s offer needed to increase. During the call, J.P. Morgan noted that, before any proposed offer could be presented to the full REV Board, Terex would need to (i) increase the consideration and (ii) offer REV the opportunity to designate a percentage of the directors of the Combined Company equal to the anticipated percentage of the shares of the Combined Company that would initially be owned by former REV stockholders.
On September 15, 2025, Messrs. Meester and Posner held a call with Mr. Sachs to discuss the current state of negotiations with REV and potential revised terms for a transaction.
Also on September 15, 2025, representatives of J.P. Morgan and representatives of Barclays held a call, during which, at the direction of Terex, representatives of Barclays stated that Terex would (i) increase REV stockholders’ ownership percentage in the Combined Company to 42% (on a fully diluted basis), (ii) increase the aggregate cash consideration to $350,000,000 and (iii) agree that REV would be entitled to designate a percentage of the directors of the Combined Company equal to the anticipated percentage of the shares of the Combined Company that would initially be owned by former REV stockholders.
On September 16, 2025, members of REV senior management discussed the revised offer with Mr. Canan and determined that J.P. Morgan should instruct Terex that the revised offer was still too low without providing specific guidance as to what may be acceptable to the REV Board, and that, at the appropriate time, members of REV senior management should discuss a further increase in merger consideration with members of Terex senior management.
Also on September 16, 2025, representatives of J.P. Morgan and representatives of Barclays held a call, during which representatives of J.P. Morgan relayed the message it had received from REV senior management, and in response, at the direction of Terex, representatives of Barclays indicated that Terex was unable to provide any incremental equity consideration, but that there could possibly be another $50,000,000 in cash available so that REV stockholders might receive 42.0% of the Combined Company (on a fully diluted basis) plus $400,000,000 in aggregate cash consideration. Representatives of Barclays told J.P. Morgan that Terex would need to conduct further discussions internally if it were to consider any further increases beyond this level.
On September 17, 2025, Messrs. Meester and Posner held a call with Mr. Sachs and Paula Cholmondeley, the Chair of the Audit Committee of the Terex Board, to discuss the current state of negotiations with REV and potential revised terms for a transaction.
Also on September 17, 2025, the REV Board held a meeting, which was attended by members of REV management and representatives of J.P. Morgan. At the meeting, among other things, a representative of J.P. Morgan gave a presentation and led a discussion on the proposed transaction with Terex, including a history of REV’s discussions with Terex, the proposals received from Terex, the status of negotiations and the potential timeline for such transaction. Mr. Zamansky then led a discussion of the REV Board’s fiduciary duties in considering such a transaction and any strategic alternatives. After this discussion, the REV Board discussed whether to consider potential transactions with other counterparties. After further discussion, the REV Board believed that a transaction with Terex could be value-maximizing for REV’s stockholders and directed management to continue discussions with Terex and to engage in further analysis, due diligence and negotiations toward such potential transaction and instructed management to formally engage J.P. Morgan as financial advisor and Davis Polk as legal advisor, together with any other advisors selected by management.
Also on September 17, 2025, following the REV Board meeting, Mr. Skonieczny had a call with Mr. Meester to discuss the proposed transaction. During the call, Messrs. Skonieczny and Meester discussed key financial terms and framework of a potential transaction, including that, (i) REV stockholders would own 42% of the Combined Company (on a fully diluted basis) and would receive $425,000,000 in aggregate cash consideration, (ii) any divestiture of the Aerials business would not be a pre-condition to a transaction with REV and that both REV stockholders and Terex stockholders would receive the benefit of any such divestiture, (iii) Mr. Meester would be the CEO of the Combined Company upon the closing of the transaction and (iv) REV would receive proportional (in line with its stockholders’ initial post-closing ownership percentage) representation on the Combined Company’s board after the closing, and agreed to proceed with due diligence and continued negotiations between the parties.
Following this call, at the direction of Terex, representatives of Barclays sent representatives of J.P. Morgan a revised proposed summary term sheet from Terex, which memorialized the key financial terms and framework for a potential transaction with REV, as discussed on the call between Messrs. Meester and Skonieczny (the “Revised Summary Term Sheet”).
On September 18, 2025, the Terex Board held a meeting, which was attended by members of Terex management. At the meeting, Mr. Meester led a discussion of the terms reflected in the Revised Summary Term Sheet and how it compares to prior proposals made by Terex, highlighting the principal changes around transaction structure, ownership percentages, cash consideration to REV, the divestiture of the Aerials business no longer being a condition to close and governance structure. Mr. Meester also discussed estimated time to closing. After discussion, the Terex Board believed that a transaction with REV on the terms reflected in the Revised Summary Term Sheet could create significant value for Terex’s stockholders and directed management to continue discussions with REV and to engage in further analysis, due diligence and negotiations toward such potential transaction.
Also on September 18, 2025, Messrs. Zamansky and Posner held a call to discuss transaction process and next steps in connection with a potential combination of REV and Terex.
Also on September 18, 2025, Mr. Zamansky emailed the REV Board to inform them of the Revised Summary Term Sheet.
On September 19, 2025, Messrs. Zamansky and Posner and representatives from Davis Polk and Fried Frank, counsel to Terex, held a call to discuss preliminary matters, including the drafting of the transaction agreement, due diligence and related workstreams.
Also on September 19, 2025, members of REV senior management and members of Terex senior management held a call to discuss the transaction process and next steps in connection with a potential combination of REV and Terex.
During the week of September 22, 2025 and thereafter until the signing of the Merger Agreement on October 29, 2025, representatives of REV, J.P. Morgan, Davis Polk, Ernst & Young and other advisors, on the one hand, and representatives of Terex, Barclays, Fried Frank, Deloitte & Touche, LLP and other advisors, on the other hand, engaged in numerous discussions and information exchanges, including through REV and Terex making available to the other party and its representatives a virtual data room. During this process, J.P. Morgan also provided REV with materials summarizing market check considerations. In addition, REV and Terex participated in numerous reciprocal factory visits during the months of September 2025 and October 2025.
On September 26, 2025, Fried Frank delivered to Davis Polk an initial draft of the Merger Agreement, which proposed, among other terms and conditions, (i) a reciprocal termination fee of $150,000,000, which would be payable if the Merger Agreement is terminated for a change in board recommendation or breach of the covenants in respect of acquisition proposals or stockholder meetings, (ii) if the Merger Agreement is terminated by either party for failure to obtain a required stockholder vote, the party whose stockholders failed to approve the transaction is required to reimburse the other party for all of its reasonable expenses, up to $40,000,000 and (iii) a “force-the-vote” provision (i.e., neither party would be permitted to terminate the Merger Agreement to accept a superior proposal and each remained obligated to submit the transaction to a vote of its stockholders).
Also on September 26, 2025, the REV Board held a meeting, which was attended by members of REV management. The REV Board discussed the status of the potential transaction with Terex, including due diligence, synergy assessments and key issues being negotiated. The REV Board also discussed whether it should explore other potential transactions but determined that there were no alternative potential transactions that would be more favorable for the REV stockholders and warranted diverting resources away from working toward execution of the potential transaction with Terex.
On October 3, 2025, Davis Polk delivered to Fried Frank a revised draft of the Merger Agreement which proposed, among other terms and conditions, (i) a Terex termination fee equal to 3% of Terex’s equity value and a REV termination fee equal to 3% of REV’s equity value, (ii) no expense reimbursement for any failure to obtain a required stockholder vote and (iii) a reciprocal right to terminate the Merger Agreement if a party receives a superior proposal in order to enter into definitive agreements with the third party providing for such Superior Proposal, subject to paying the non-terminating party a termination fee.
Also on October 3, 2025, the REV Board held a meeting, which was attended by members of REV management. The REV Board discussed, among other things, the potential transaction with Terex, including with respect to ongoing due diligence, key issues being negotiated in the Merger Agreement and governance of the Combined Company.
On October 6, 2025, the Terex Board held a meeting, which was attended by members of Terex management and representatives of Barclays and Fried Frank. At the meeting, Fried Frank led a discussion of the Terex Board’s fiduciary duties in considering such a transaction. Members of Terex management and the representatives of Barclays and Fried Frank discussed with the Terex Board the ongoing engagement with REV and its advisors regarding a potential transaction, including Terex management’s due diligence findings and synergy assessments and key issues being negotiated. In addition, the Terex Board discussed with Terex management and its financial advisors the financial terms of the proposed transaction with REV and considerations relating to the Aerials business.
Also on October 6, 2025, Mr. Canan, Charles Dutil, the Chair of the Nominating and Corporate Governance Committee of the REV Board, Mr. Sachs, and Ms. O’Connor, held a virtual meeting to discuss governance matters in connection with the proposed transaction. During the meeting, they discussed the board structure and governance matters for the Combined Company, including the size and composition of, and leadership roles on, the Combined Company’s Board and its committees.
On October 10, 2025, Fried Frank delivered to Davis Polk a revised draft of the Merger Agreement that noted that the termination fee, expense reimbursement, the “force-the-vote” provisions were all subject to further discussion.
Also on October 10, 2025, the REV Board held a meeting, which was attended by members of REV management. At the meeting, the REV Board discussed the potential transaction with Terex. Mr. Canan reported on the discussions he and Mr. Dutil had with their counterparts on the Terex Board regarding governance of the Combined Company, and Mr. Zamansky provided an update on the status of REV’s negotiations with Terex. Mr. Zamansky then led a discussion of the terms of the engagement of J.P. Morgan, as financial advisor, and Davis Polk, as legal advisor, in connection with the potential transaction with Terex, including a review of the relationship disclosure provided by J.P. Morgan. After discussion, the REV Board instructed management to finalize these engagements on the terms discussed at the meeting. Ms. Campbell also provided an update on management’s proposed five-year financial forecast of REV, and the REV Board instructed management to continue preparing such forecasts.
On October 13, 2025, representatives of Fried Frank and Davis Polk held a call to discuss the key issues remaining in the draft Merger Agreement.
Over the course of October 15 and 16, 2025, the Terex Board held a meeting, which was attended by members of Terex management. At the meeting, the Terex Board discussed the potential transaction with REV. Mr. Sachs reported on the discussions he and Ms. O’Connor had with their counterparts on the REV Board regarding governance of the Combined Company, and Mr. Posner provided an update on the status of Terex’s negotiations with REV. Messrs. Cox and Posner provided an update on due diligence and Kevin Trimmer, the Senior Vice President, Terex Operating System, provided an update on management’s synergies assessments. Ms. Kong also discussed the financial performance of REV and presented management’s proposed five-year financial forecast of Terex, including management’s basis for the preparation of such forecast.

On October 16, 2025, the REV Board held a meeting, which was attended by members of REV management and representatives of J.P. Morgan and Davis Polk. At the meeting, members of REV management led a discussion regarding management’s proposed five-year financial forecast of REV, including management’s basis for the preparation of such forecast. Following discussion, the REV Board approved the forecast and authorized REV management to share the forecast with Terex and J.P. Morgan for the preparation of their respective financial analysis in connection with the proposed business combination with Terex. A representative of J.P. Morgan then led a discussion regarding (i) the proposed terms for the proposed transaction with Terex and (ii) the expected divestiture of Terex’s Aerials business. J.P. Morgan also provided an overview of the status of the key workstreams needing completion in order to enter into a definitive agreement for the proposed transaction with Terex. Following discussion, the representatives of J.P. Morgan then discussed a number of other potential strategic opportunities that REV had been pursuing in parallel with the proposed transaction with Terex, including potential transactions with Company A and Company B. J.P. Morgan and the management team discussed the factors that led to those projects failing to gain traction. J.P. Morgan also led a discussion of potential counterparties, both strategic and financial sponsors, that could have an interest in a strategic transaction with REV. After this discussion, Mr. Zamansky and the Davis Polk representative then discussed the REV Board’s fiduciary duties in connection with a transaction such as the proposed transaction with Terex and provided further perspectives on the various other strategic alternatives that REV has pursued over the course of the prior year. After taking into account the J.P. Morgan-led discussion on strategic opportunities and further discussion among the REV Board, the REV Board confirmed its previous determination that a transaction with Terex was the most likely to be consummated and value-maximizing for REV’s stockholders.
Also on October 16, 2025, Davis Polk delivered to Fried Frank a revised draft of the Merger Agreement which proposed, among other terms and conditions, (i) a Terex termination fee equal to 4.25% of Terex’s equity value and a REV termination fee equal to 4.25% of REV’s equity value, (ii) no expense reimbursement for any failure to obtain a required stockholder vote and (iii) a reciprocal right to terminate the Merger Agreement if a party receives and determined to accept a superior proposal.
On October 17, 2025, Messrs. Canan, Dutil and Sachs and Ms. O'Connor held an in-person meeting in Chicago, Illinois to discuss governance matters in connection with the proposed transaction. During the meeting, they discussed the board structure and governance matters for the Combined Company, including the size and composition of the Combined Company Board and its committees, and Combined Company Board and committee leadership roles.
Also on October 17, 2025, Mr. Sachs and Ms. O’Connor had a call with Messrs. Meester and Posner to update them on their meeting with their counterparts at REV.
Also on October 17, 2025, representatives of J.P. Morgan delivered to REV its final updated customary relationship disclosure letter, detailing certain relationships involving J.P. Morgan and each of REV and Terex.
During the week of October 20, 2025, Messrs. Canan and Sachs continued to hold discussions regarding governance matters in connection with the proposed transaction.
On October 20, 2025, representatives of Fried Frank and Davis Polk held a call to discuss the key issues remaining in the draft Merger Agreement.
On October 21, 2025, Fried Frank delivered to Davis Polk a revised draft of the Merger Agreement which proposed, among other terms and conditions, (i) a reciprocal termination fee of $140,000,000, (ii) expense reimbursement of up to $30,000,000 for any failure to obtain a required stockholder vote and (iii) certain details regarding the post-closing Board for the Combined Company.
On October 21, 2025, the REV Board held a meeting, which was attended by members of REV management and representatives of J.P. Morgan and Davis Polk. At the meeting, a representative of Davis Polk led a discussion regarding REV’s proposed business combination with Terex, including (i) the REV Board’s fiduciary duties in connection with the proposed transaction with Terex and (ii) the key transaction terms and open items in the proposed Merger Agreement. Following discussion, Ms. Campbell led a discussion regarding the financial due diligence performed by the management team and Ernst & Young for the proposed transaction with Terex and the key findings from such review. Following discussion, Ms. Campbell then (i) provided an overview of Terex’s business segments and discussed the growth assumptions underlying each of Terex’s business segments and (ii) led a discussion regarding the five-year financial forecast of Terex. Following discussion, Ms. Campbell then led a discussion regarding the quality of Terex’s earnings and Terex’s leverage ratio, including the debt incurred by Terex in connection with its acquisition from Dover of its Environmental Solutions Group business. Following discussion, Ms. Campbell then led a discussion regarding the scope of the tax due diligence performed by the management team and Deloitte for the proposed transaction with Terex and the key findings from such review. Following discussion, Ms. Campbell then led a discussion regarding the expected synergies in the proposed transaction with Terex. Following discussion, John Dreasher, the Chief Human Resources Officer of REV, led a discussion regarding human resources and retention matters in connection with the proposed transaction with Terex. Following discussion, representatives of J.P. Morgan then led a discussion regarding, among other things, J.P. Morgan’s preliminary valuation analysis of each of REV and Terex. During the ensuing conversation, representatives of J.P. Morgan reviewed with the REV Board REV’s five-year financial forecast and Terex’s five-year financial forecast.
On October 22, 2025, Davis Polk delivered to Fried Frank a written proposal on the open points on the Merger Agreement which proposed, among other terms and conditions, (i) a reciprocal termination fee equal to 4.25% of REV’s equity value and (ii) further details regarding the governance of the Combined Company.
Also on October 22, 2025, Barclays delivered to Terex its relationship disclosure letter, detailing certain relationships involving Barclays and each of REV and Terex.
From October 22, 2025 through October 29, 2025, representatives of REV, Terex, Davis Polk and Fried Frank held several discussions and continued to exchange drafts of the Merger Agreement and finalized the remaining terms of the Merger Agreement and related documents.
On October 23, 2025, the Terex Board held a meeting, which was attended by members of Terex management. Mr. Posner provided an update on the status of Terex’s negotiations with REV and the terms of Terex’s formal engagement with Barclays. The Board also provided members of management with feedback on draft communications related to the transaction.
On October 23, 2025, Messrs. Zamansky and Posner held multiple discussions on the remaining terms of the Merger Agreement and related documents.
On October 25, 2025, the REV Board held a meeting, which was attended by members of REV management and representatives of J.P. Morgan, Davis Polk and Deloitte, the tax advisor to REV. At the meeting, Ms. Campbell and representatives of Deloitte led a discussion regarding the key findings of the tax due diligence process in connection with REV’s proposed business combination with Terex. Following discussion, the representatives of J.P. Morgan then led a discussion regarding Terex’s business and each of its business segments. Following further discussion, Mr. Zamansky and the Davis Polk representative provided an overview of the material transaction terms and status of negotiations for the proposed transaction with Terex.
On October 26, 2025, the Terex Board held a meeting, which was attended by members of Terex management and representatives of Barclays and Fried Frank. Mr. Cox provided an overview of the REV business and management’s due diligence findings. Mr. Posner and representatives of Fried Frank discussed the key terms and conditions of the proposed Merger Agreement with REV. Mr. Trimmer provided an update on synergies and the integration plan. Ms. Kong and Mr. Paterson reviewed the financials of REV and pro forma financials for the Combined Company. At the meeting, Fried Frank reminded the Terex Board of their fiduciary duties in considering such a transaction. Representatives of Barclays reviewed its preliminary financial analyses of the proposed transaction.
On October 29, 2025, the REV Board held a meeting, which was attended by members of REV management and representatives of J.P. Morgan and Davis Polk. At the meeting, Davis Polk led a discussion with the REV Board regarding the fiduciary duties of the REV Board members in connection with the proposed transaction with Terex. Mr. Zamansky and Davis Polk then provided the REV Board with a summary of the key terms and conditions of the proposed Merger Agreement with Terex, including the structure of the transaction, the merger consideration to be paid to the REV’s stockholders, the treatment of equity awards of REV, employee matters, the termination fees to be paid by or to REV in certain circumstances and the proposed corporate governance for the Combined Company. J.P. Morgan then reviewed with the REV Board its financial analyses with respect to the proposed transaction. Representatives of J.P. Morgan rendered to the REV Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 29, 2025, that, as of such date, based upon and subject to the various assumptions, limitations, qualifications and conditions set forth in J.P. Morgan’s written opinion, the consideration to be paid to the holders of REV common stock in the proposed transaction is fair, from a financial point of view, to such holders. For a detailed discussion of J.P. Morgan’s opinion, please see “The Mergers—Opinion of REV’s Financial Advisor.” After discussion, the REV Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (including the first merger), are fair to, and in the best interests of, REV and its stockholders, (ii) approved the execution and delivery of the Merger Agreement, the performance by REV of its covenants and agreements contained therein and the consummation of the mergers, and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein, and (iii) recommended adoption of the Merger Agreement by the holders of REV common stock.
Also on October 29, 2025, the Terex Board held a meeting, which was attended by members of Terex management and representatives of Barclays and Fried Frank. Mr. Posner and Fried Frank then provided the Terex Board with a summary of the key terms and conditions of the proposed Merger Agreement, including the changes since the prior Board meeting. Barclays then reviewed with the Terex Board its financial analyses with respect to the proposed transaction. Representatives of Barclays rendered to the Terex Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 29, 2025, that, as of such date, based upon and subject to the various assumptions, limitations, qualifications and conditions set forth in Barclays’s written opinion, the consideration to be paid by Terex in the proposed transaction was fair, from a financial point of view, to Terex. For a detailed discussion of Barclays’s opinion, please see “The Mergers—Opinion of Terex’s Financial Advisor.” After discussion, the Terex Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (including the issuance of Terex stock in the transaction), are fair to, and in the best interests of Terex and its stockholders, (ii) approved the execution and delivery of the Merger Agreement, the performance by Terex of its covenants and agreements contained therein and the consummation of the transaction, including the issuance of Terex stock in the transaction, and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein, (iii) recommended that the Terex stock issuance be approved by the holders of Terex common stock and (iv) approved the press release and presentation to be issued to announce the transaction. At such meeting, the Terex Board also authorized the commencement of a strategic review process for Terex to divest the Aerials business with the goal of maximizing shareholder value.
On October 30, 2025, before the markets opened, REV and Terex announced that they had entered into the Merger Agreement.
Terex’s Reasons for the Mergers; Recommendation of the Terex Board
In reaching its decision to approve and declare advisable the Merger Agreement, the mergers and the other transactions contemplated by the Merger Agreement, the Terex Board, as described in “The Mergers—Background of the Mergers,” held a number of meetings, consulted with Terex management and its outside legal and financial advisors, Fried Frank and Barclays, and considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of Terex and REV. At its meeting held on October 29, 2025, after due consideration and consultation with Terex management and outside legal and financial advisors, the Terex Board unanimously approved and declared advisable the Merger Agreement, the mergers and the other transactions contemplated by the Merger Agreement, including the Terex stock issuance and recommended that Terex stockholders vote in favor of the Terex stock issuance proposal. The Terex Board considered a number of factors that it viewed as being generally positive or favorable in coming to its determination, approval and related recommendation, including the following (not necessarily in order of relative importance):
•	the transactions are expected to create a Combined Company that:
○
will be a leading diversified specialty equipment manufacturer that is a leader in emergency, waste, utilities, environmental, and material processing equipment with mid to high teens margin profiles in attractive end markets with resilient demand characterized by low cyclicality;

○	will operate from a position of enhanced financial strength with an attractive leverage position, low capital intensity and significant free cash flow to pursue growth;
○	will be a Specialty Vehicle Manufacturer with highly harmonized manufacturing processes, harmonized bills of material, channel and end customers;
○
has $75M of clearly identified and executable annual run-rate synergies by 2028 with approximately 50% expected to be achieved within twelve months of the Closing; levers to unlock operational synergies include product family grouping and standardization, digital MES implementation, advanced planning and scheduling, facility layout and changeover design, workforce training and continuous improvement and combined scale and best practices across sites;

•
that commercial synergies offer significant synergy upside driven by digital 3rd eye safety suite solutions, NPD product adjacencies, combined strength in customer relationships, remanufacturing and remount capabilities, leveraging Terex Utilities wide service network and enhanced aftermarket eCommerce tools;

•
the fact that REV has approximately $4.2B of backlog which is expected to support 2-2.5 years of specialty vehicle sales through 2028 and beyond that, the emergency end market is expected to have 1-1.5 years of normalized backlog anchored by long term commitments which is expected to provide forecast predictability;

•	the fact that Terex and REV have complementary cultures and operating systems is expected to enhance business performance;
•	the fact that Terex stockholders would hold a majority (approximately 58% on a fully diluted basis) of the equity of the Combined Company after completion of the transactions;
•
that the aggregate amount of merger consideration payable in cash is fixed at $8.71 per share of REV common stock and that the aggregate amount of merger consideration payable in shares of Terex common stock is fixed at 0.9809 shares of Terex common stock per share of REV common stock;

•
that the Combined Company would continue to be led by Simon Meester, as chief executive officer of the Combined Company, and that such continuity will enhance the likelihood of attaining the strategic benefits that Terex expects to derive from the mergers;

•
the fact that the REV businesses will continue to be led by the same businesspeople as pre-Closing so there is expected to be minimal disruption to the operations on the businesses as a result of the transaction;

•
the financial analysis and opinion, dated as of October 29, 2025, of Barclays to the Terex Board that, as of the date of such opinion and based upon and subject to the qualifications, limitations, assumptions and other matters stated therein, the merger consideration to be paid by Terex in the transactions is fair, from a financial point of view, to Terex, as more fully described in the section entitled “The Mergers—Opinion of Terex’s Financial Advisor” beginning on page 80 of this joint proxy statement/prospectus;

•	that, under the terms of the Merger Agreement, Terex is able to continue paying its regular quarterly cash dividends during the pendency of the mergers;
•	its review and discussions with Terex’s management and advisors concerning Terex’s due diligence examination of REV;
•
that, under the terms of the Merger Agreement, Terex and REV must use reasonable best efforts to obtain the required antitrust clearance necessary to consummate the mergers, but Terex will not be required to agree to any remedy would reasonably be expected to result in a material adverse effect on the financial condition, properties, assets, businesses or results of operations of the Combined Company;

•
the right of Terex to terminate the Merger Agreement under certain circumstances, including, among others, if the consummation of the mergers does not occur on or before April 29, 2026 (subject to two potential extensions to July 29, 2026 and October 29, 2026 if the required antitrust clearance necessary to consummate the mergers has not been obtained but all other conditions to the Closing have been satisfied or waived (except for those conditions that, by their nature are to be satisfied at the Closing));

•
Terex’s ability, at any time prior to obtaining Terex stockholder approval of the Terex stock issuance proposal and under certain circumstances permitted under the terms of the Merger Agreement, to consider and respond to an unsolicited acquisition proposal and to engage in discussions or negotiations with the person making such a proposal;

•
the right of Terex to terminate the Merger Agreement subject to certain requirements set forth in the Merger Agreement and payment of a termination fee, to enter into a definitive agreement for a transaction that is more favorable to the Terex stockholders;

•	the fact that, as of immediately following completion of the mergers, seven of the twelve directors of the Combined Company will be current members of the Terex Board; and

•
Terex’s past record of integrating mergers and acquisitions and of realizing projected financial goals and benefits of those mergers and acquisitions, and the strength of Terex’s management and infrastructure to successfully complete the integration process following the completion of the mergers, specifically Terex’s recent acquisition of ESG;

○	the ESG integration is largely complete and Terex is set to outperform against its initial synergy targets by 125-150%;
○	Terex plans to use the same playbook that was used in the ESG integration to successfully integrate REV.
In addition, the Terex Board was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of Terex stockholders generally, including the fact that, upon completion of the mergers, certain, if not all, of the current executive officers of Terex and certain members of Terex’s Board are expected to continue in their current roles with the Combined Company, as described in “The Mergers—Terex Board After the Mergers.”
The Terex Board also considered a number of uncertainties, risks and other countervailing factors it deemed generally negative or unfavorable in making its determination, approval and related recommendation, including the following (not necessarily in order of relative importance):
•	the dilution caused by Terex’s issuance of additional shares of common stock as merger consideration;
•
the risk that the mergers may not be completed in a timely manner or at all, including the risk that the failure to complete the mergers could cause Terex to incur significant expenses and lead to negative perceptions among investors;

•	the risk that the antitrust clearance required in connection with the mergers may not be obtained in a timely manner or at all;
•	the fact that not all of the conditions to completion of the mergers are within Terex’s control;
•	the risk that Terex stockholders do not approve the Terex stock issuance proposal;
•	the risk that REV stockholders do not approve the REV merger proposal;
•	the possibility that Terex may be required to pay a termination fee;
•
the ability of the REV Board to effect a REV Change of Recommendation in connection with a REV superior proposal or intervening event and the ability of REV to terminate the Merger Agreement to accept a REV superior proposal, in each case, subject to certain conditions set forth in the Merger Agreement;

•	the fact that there are restrictions in the Merger Agreement on Terex’s ability to solicit and, unless certain conditions are satisfied, to entertain acquisition proposals;
•
the fact that the restrictions on Terex’s conduct of business prior to completion of the transaction could delay or prevent Terex from undertaking business opportunities that may arise or from taking other actions with respect to its operations during the pendency of the transaction;

•	the possibility of encountering difficulties in achieving anticipated synergies in the amounts estimated or in the time frame contemplated;
•	the possibility of encountering difficulties in successfully integrating Terex’s and REV’s business, operations and workforce;
•	the risk of losing key Terex or REV employees during the pendency of the mergers and thereafter;
•	the incurrence of transaction-related costs and expenses, certain of which may be payable by Terex regardless of whether the mergers are consummated;
•	the diversion of management attention and resources from the operation of Terex’s business towards the completion of the mergers;
•
the risk that Terex’s exploration of strategic options to divest its Aerials business may not be successful or that any transaction entered into with respect to Terex’s divestiture of its Aerials business, if one is entered into at all, is not on favorable terms;

•	the potential for legal claims challenging the mergers and other transactions contemplated by the Merger Agreement; and
•
the other risks described under the sections entitled “Risk Factors” beginning on page 26 of this joint proxy statement/prospectus and “Cautionary Note Regarding Forward-Looking Statements” beginning on page 37 of this joint proxy statement/prospectus.

The foregoing discussion of the information and factors that the Terex Board considered is not intended to be exhaustive, but rather is meant to include the material factors that the Terex Board considered. The Terex Board collectively reached the conclusion to approve the Merger Agreement, the mergers and the other transactions contemplated by the Merger Agreement, including the Terex stock issuance, in light of the various factors described above and other factors that the members of the Terex Board believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the Terex Board considered in connection with its evaluation of the mergers, the Terex Board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Terex Board. Moreover, each member of the Terex Board applied his or her own personal business judgment to the process and may have given different weight to different factors. The Terex Board based its recommendation on the totality of the information presented, including thorough discussions with, and questioning of, Terex management and Terex’s outside legal and financial advisors.
The foregoing description of the Terex Board’s consideration of the factors supporting the mergers is forward-looking in nature. This information should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements.”
Opinion of Terex’s Financial Advisor
Pursuant to an engagement letter, Terex engaged Barclays to act as its financial advisor with respect to the mergers. On October 29, 2025, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Terex Board of Directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be paid by Terex in the mergers is fair, from a financial point of view, to Terex.
The full text of Barclays’ written opinion, dated as of October 29, 2025, is attached as Annex B to this Proxy Statement. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.
Barclays’ opinion, the issuance of which was approved by Barclays’ Fairness Opinion Committee, is addressed to the Terex Board of Directors in connection with its consideration of the mergers, addresses only the fairness, from a financial point of view, to Terex of the merger consideration to be paid by Terex in the mergers and does not constitute a recommendation to any stockholder of Terex as to how such stockholder should vote with respect to the mergers or any other matter. The terms of the mergers were determined through arm’s-length negotiations between Terex and REV and were unanimously approved by the Terex Board of Directors. Barclays did not recommend any specific form of consideration to Terex or that any specific form of consideration constituted the only appropriate consideration for the mergers. Barclays was not requested to address, and its opinion does not in any manner address, Terex’s underlying business decision to proceed with or effect the mergers, the likelihood of the consummation of the mergers, or the relative merits of the mergers as compared to any other transaction or business strategy in which Terex may engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the mergers, or any class of such persons, relative to the merger consideration to be paid in the mergers. No limitations were imposed by the Terex Board of Directors upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed the Merger Agreement and the specific terms of the mergers;

•
reviewed and analyzed publicly available information concerning Terex and REV that Barclays believed to be relevant to its analysis, including Terex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, Terex’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025, REV’s Annual Report on Form 10-K for the fiscal year ended October 31, 2024, and REV’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2025;

•
reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Terex furnished to Barclays by Terex, including a draft of Terex’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025, and financial projections of Terex prepared by the management of Terex (the “Terex Projections”);

•
reviewed and analyzed financial and operating information with respect to the business, operations and prospects of REV furnished to Barclays by REV, including financial projections of REV prepared by management of REV, as reviewed and approved for Barclays’ use by Terex (the “REV Projections”);

•
reviewed and analyzed financial projections of Terex pro forma for the consummation of the mergers prepared by the management of Terex (the “Pro Forma Projections”), including cost savings, operating synergies and other strategic benefits expected by the management of Terex to result from the combination of the businesses of Terex and REV (collectively, the “Expected Synergies”);

•
reviewed and analyzed trading histories of Terex common stock from August 1, 2025 to October 28, 2025 and REV common stock from August 1, 2025 to October 28, 2025 and a comparison of those trading histories with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the historical financial results and present financial condition of Terex and REV with each other and with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and price targets of Terex and REV;

•	reviewed and analyzed the relative equity value contributions of Terex and REV to the Combined Company on a pro forma basis;

•	had discussions with each of the managements of Terex and REV concerning their respective businesses, operations, assets, liabilities, financial condition and prospects; and

•	had undertaken such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and had not assumed responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of the management of Terex that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Terex Projections, upon the advice and at the direction of Terex, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Terex as to the future financial performance of Terex on a stand-alone basis and that Terex would, on a stand-alone basis, perform substantially in accordance with such projections and relied on the Terex Projections in arriving at its opinion. With respect to the REV Projections, upon the advice and at the direction of Terex, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Terex as to the future financial performance of REV on a stand-alone basis and that REV would, on a stand-alone basis, perform substantially in accordance with such projections and relied on the REV Projections in arriving at its opinion. With respect to the Pro Forma Projections, upon the advice and at the direction of Terex, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Terex as to the future financial performance of Terex pro forma for the consummation of the mergers and that Terex following the consummation of the mergers will perform substantially in accordance with such projections and relied on the Pro Forma Projections in arriving at its opinion. Furthermore, upon the advice and at the direction of Terex, Barclays assumed that the amounts and timing of the Expected Synergies were reasonable and that the Expected Synergies would be realized in accordance with such estimates. Barclays assumed no responsibility for and expressed no view as to any such projections or estimates (including the Expected Synergies) or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of Terex or REV and did not make or obtain any evaluations or appraisals of the assets or liabilities of Terex or REV. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, October 29, 2025. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after October 29, 2025. Barclays expressed no opinion as to the prices as to which shares of Terex common stock or REV common stock would trade following the announcement or consummation the mergers.
Barclays assumed the accuracy of the representations and warranties contained in the Merger Agreement and compliance by the parties with their agreements contained in the Merger Agreement in all respects material to Barclays’ analysis and opinion. Barclays also assumed, upon the advice of Terex, that all material governmental, regulatory and third party approvals, consents and releases for the mergers would be obtained within the constraints contemplated by the Merger Agreement and that the mergers would be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the mergers, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood Terex had obtained such advice as it deemed necessary from qualified professionals.
In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of Terex common stock but rather made its determination as to fairness, from a financial point of view, to Terex of the merger consideration to be paid by Terex in the mergers on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.
In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.
Summary of Material Financial Analyses
The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Terex Board of Directors. The summary of Barclays’ analyses and reviews provided below is not a complete description of the analyses and reviews underlying Barclays’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.
For the purposes of its analyses and reviews, Barclays made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Terex, REV, Barclays or any other parties to the mergers. No company, business or transaction considered in Barclays’ analyses and reviews is identical to Terex, REV, Merger Sub 1, Merger Sub 2 or the mergers, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Barclays’ analyses and reviews. None of Terex, REV, Merger Sub 1, Merger Sub 2, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or reflect the prices at which the companies, businesses or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, Barclays’ analyses and reviews are inherently subject to substantial uncertainty.
The summary of the financial analyses and reviews provided below includes information presented in tabular format. In order to fully understand the financial analyses and reviews used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Barclays’ analyses and reviews.
Selected Comparable Company Analysis
In order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per share of Terex and per share of REV by reference to those companies, which could then be used to calculate implied exchange ratio ranges, Barclays reviewed and compared specific financial and operating data relating to Terex and REV, respectively, with selected companies that Barclays, based on its experience in the specialty vehicles and equipment industry, deemed comparable to Terex and REV, respectively.
The selected comparable companies with respect to Terex were:
•	Federal Signal Corporation
•	Alamo Group, Inc.
•	REV
•	Terex
•	Douglas Dynamics, Inc.
•	Toro Corp.
•	Oshkosh Corporation
The selected comparable companies with respect to REV were:
•	Federal Signal Corporation
•	REV
•	Alamo Group, Inc.
•	Douglas Dynamics, Inc.
•	Toro Corp
Barclays calculated and compared various financial multiples and ratios of Terex, REV and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each selected company’s ratio of its enterprise value to its projected earnings before interest, taxes, depreciation, and amortization (“EBITDA”) for fiscal year 2026. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data (including FactSet) and closing prices, as of October 28, 2025, the last trading date prior to the delivery of Barclays’ opinion. The results of this selected comparable company analysis are summarized below:

Enterprise Value / 2026 EBITDA
High (Terex comparables)	16.8x
Low (Terex comparables)	7.3x
Median (Terex comparables)	9.4x
High (REV comparables)	16.8x
Low (REV comparables)	8.7x
Median (REV comparables)	10.8x

Barclays selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of Terex and REV. However, because of the inherent differences between the business, operations and prospects of Terex and REV, as applicable, and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Terex or REV, as applicable, and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Terex or REV, as applicable and the companies included in the selected company analysis.
Terex Standalone Valuation. Based upon the analysis described above and its professional judgment, Barclays selected an enterprise value / Adjusted 2026E EBITDA multiple range of 6.5x to 8.5x and an enterprise value / Adjusted 2027E EBITDA multiple range of 5.5x to 7.5x for Terex, and applied such range to the Terex Projections to calculate a range of implied prices per share of Terex by subtracting estimated net debt as of December 31, 2025 from the estimated enterprise value and dividing such amount by the fully diluted number of shares of Terex common stock as provided by management of Terex. These calculations resulted in a range of implied prices per share of $44 to $65 based on 2026E EBITDA and $45 to $70 based on 2027E EBITDA.
REV Standalone Valuation. Based upon the analysis described above and its professional judgment, Barclays selected an enterprise value / Adjusted 2026E EBITDA multiple range of 9.5x to 11.5x and an enterprise value / Adjusted 2027E EBITDA multiple range of 8.5x to 10.5x for REV, and applied such range to the REV Projections to calculate a range of implied prices per share of REV by subtracting estimated net debt as of October 31, 2025 from the estimated enterprise value and dividing such amount by the fully diluted number of shares of REV common stock as provided by management of REV and approved for Barclays’ use by Terex. These calculations resulted in a range of implied prices per share of $54 to $66 based on 2026E EBITDA and $61 to $76 based on 2027E EBITDA.
Using the ranges of implied prices per share of Terex and REV resulting from the foregoing analysis, Barclays calculated a range of implied exchange ratios by (i) dividing the lowest implied price per share of REV common stock, adjusted to take into account the cash component of the merger consideration (“Cash Consideration”), by the highest implied price per share of Terex common stock to arrive at the low end of the implied exchange ratio, and (ii) dividing the highest implied price per share of REV common stock, adjusted to take into account the Cash Consideration, by the lowest implied price per share of Terex common stock to arrive at the high end of the implied exchange ratio. These calculations resulted in a range of implied exchange ratio of 0.6955 to 1.2837 based on 2026E EBITDA and 0.7525 to 1.4945 based on 2027E EBITDA. Barclays noted that on the basis of the selected comparable company analysis, the exchange ratio of 0.9809 was within the range of implied exchange ratio adjusted for the Cash Consideration.

Based on comparing the implied equity value ranges for each of Terex and REV, adjusted to take into account the Cash Consideration, calculated pursuant to the selected comparable company analysis, Barclays calculated the illustrative implied ownership of Terex stockholders in the Combined Company following consummation of the mergers. This analysis indicated the following approximate implied ownership range of Terex stockholders in the Combined Company after consummation of the mergers:

Implied Terex Ownership Split (Adjusted for the Cash Consideration)
Selected Comparable Company Analysis (2026E)	51% - 66%
Selected Comparable Company Analysis (2027E)	48% - 64%

Barclays noted that, on the basis of the selected comparable company analysis, Terex stockholders’ ownership of approximately 58% in the Combined Company following consummation of the mergers was within the range of implied ownership percentages for Terex stockholders, as adjusted for the Cash Consideration.
Discounted Cash Flow Analysis
In order to estimate the present value of Terex common stock and REV common stock, Barclays performed a discounted cash flow analysis of Terex and REV. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
Terex Standalone Valuation. To calculate the estimated enterprise value of Terex using the discounted cash flow method, Barclays added (i) Terex’s projected unlevered free cash flows for fiscal years 2026 through 2029 from the Terex Projections to (ii) the “terminal value” of Terex as of December 31, 2029, and discounted such amount to its present value using a range of selected discount rates. The unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expenses and subtracting capital expenditures and adjusting for changes in working capital, and adding back non cash depreciation and amortization expenses. The residual value of Terex at the end of the forecast period, or “terminal value,” was estimated by multiplying adjusted EBITDA for the fiscal year 2029 (for the Aerials business segment, this terminal year reflects through-the-cycle performance of the business segment) by a range of terminal value multiples of 6.5x to 8.5x, implying a range of perpetuity growth rates of (0.2%) to 3.9%, which was derived by analyzing the results from the selected comparable company analysis and based on Barclays’ professional judgment, taking into account, among other things, the trends in the economy generally and in the industries and sectors in which Terex operates, and applying such range to the Terex Projections. The range of discount rates of 10.5% to 12.5% was selected based on an analysis of the weighted average cost of capital of Terex and the comparable companies.
Barclays then calculated a range of implied prices per share of Terex by subtracting estimated net debt as of December 31, 2025 from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of shares of Terex common stock as provided by the management of Terex. These calculations resulted in a range of implied prices per share of $71 to $98.
REV Standalone Valuation. To calculate the estimated enterprise value of REV using the discounted cash flow method, Barclays added (i) REV’s projected unlevered free cash flows for fiscal years 2026 through 2029 from the REV Projections to (ii) the “terminal value” of REV as of October 31, 2029, and discounted such amount to its present value using a range of selected discount rates. The unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expenses and subtracting capital expenditures and adjusting for changes in working capital, and adding back non cash depreciation and amortization expenses. The residual value of REV at the end of the forecast period, or “terminal value,” was estimated by multiplying adjusted EBITDA for the fiscal year 2029 by a range of terminal value multiples of 9.5x to 11.5x, implying a range of perpetuity growth rates of 2.0% to 5.1%, which was derived by analyzing the results from the selected comparable company analysis and based on Barclays’ professional judgment, taking into account, among other things, the trends in the economy generally and in the industries and sectors in which REV operates, and applying such range to the REV Projections. The range of discount rates of 9.5% to 11.5% was selected based on an analysis of the weighted average cost of capital of REV and the comparable companies. Barclays then calculated a range of implied prices per share of REV by subtracting estimated net debt as of October 31, 2025 from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of shares of REV common stock as provided by the management of REV and approved for Barclays’ use by Terex. These calculations resulted in a range of implied prices per share of $74 to $93.
Using the ranges of implied prices per share of Terex and REV resulting from the foregoing analysis, Barclays calculated a range of implied exchange ratios by (i) dividing the lowest implied price per share of REV common stock, adjusted to take into account the Cash Consideration, by the highest implied price per share of Terex common stock to arrive at the low end of the implied exchange ratio, and (ii) dividing the highest implied price per share of REV common stock, adjusted to take into account the Cash Consideration, by the lowest implied price per share of Terex common stock to arrive at the high end of the implied exchange ratio. These calculations resulted in a range of implied exchange ratio of 0.6655 to 1.1854. Barclays noted that on the basis of the discounted cash flow analysis, the exchange ratio of 0.9809 was within the range of implied exchange ratio adjusted for the Cash Consideration.
Based on comparing the implied equity value ranges for each of Terex and REV, adjusted to take into account the Cash Consideration, calculated pursuant to the discounted cash flow analysis, Barclays calculated the illustrative implied ownership of Terex stockholders in the Combined Company following consummation of the mergers. This analysis indicated an approximate implied ownership range of Terex stockholders in the Combined Company after consummation of the mergers of 53% to 67%. Barclays noted that on the basis of the discounted cash flow analysis, Terex stockholders’ ownership of approximately 58% in the Combined Company following consummation of the mergers was within the range of implied ownership percentages for Terex stockholders, as adjusted for the Cash Consideration.
Other Factors
Barclays also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were references for informational purposes, including, among other things, the Historical Trading Performance Analysis and Broker Price Target Analysis.
Historical Trading Performance Analysis
Barclays reviewed the 52-week high and low closing share prices for Terex, as of October 28, 2025. Terex’s 52-week low closing share price was $32 and its 52-week high closing share price was $59, in each case rounded to the nearest whole number. Barclays also reviewed the 52-week high and low closing share prices for REV, as of October 28, 2025. REV’s 52-week low closing share price was $26 and its 52-week high closing share price was $64, in each case rounded to the nearest whole number. The 52-week trading ranges for Terex and REV were used for informational purposes only and were not included in Barclays’ financial analyses.
Broker Price Target Analysis
Barclays reviewed the price targets published by brokers (as of October 28, 2025) covering Terex and brokers (as of October 28, 2025) covering REV. The per-share price target range for Terex was $38 to $73 with a median of $57 and the per-share price target range for REV was $64 to $71 with a median of $67. Broker price targets were used for informational purposes only and were not included in Barclays’s financial analysis.
General
Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Terex Board of Directors selected Barclays because of its familiarity with Terex and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the mergers.
Barclays is acting as financial advisor to Terex in connection with the mergers. As compensation for its services in connection with the mergers, Terex paid Barclays $4.0 million upon the delivery of Barclays’ opinion, which is referred to as the “Opinion Fee”. The Opinion Fee was not contingent upon the conclusion of Barclays’ opinion or the consummation of the mergers. Additional compensation of $18.0 million will be payable on completion of the mergers against which the amounts paid for the opinion will be credited. In addition, Terex may pay a discretionary performance fee of up to $2.0 million to Barclays based on its assessment of the quality and quantity of work performed and value added by Barclays in connection with its engagement. In addition, Terex has agreed to reimburse Barclays for its reasonable expenses incurred in connection with its engagement by Terex and to indemnify Barclays for certain liabilities that may arise out of its engagement by Terex and the rendering of Barclays’ opinion. Barclays has performed various investment banking services for Terex and REV in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the past two years, Barclays has performed the following investment banking and financial services for Terex for which Barclays has received investment banking fees: (i) acting as (w) financial advisor, (x) bridge loan lender, (y) term loan lender and (z) initial purchaser on a private offering of senior notes, each in connection with Terex’s acquisition of Dover’s Environmental Solutions Group, and (ii) acted as joint lead arranger and as swap counterparty in connection with various cross-currency swap transactions. In addition, Barclays has been and continue to be a lender under Terex’s revolving credit facility and Barclays has and will continue to receive customary fees in connection therewith. For the period beginning January 1, 2023 through October 22, 2025, Barclays received approximately $5.5 million in customary compensation for investment banking and financial services from Terex. In the past two years, Barclays has not performed any investment banking or financial services for REV for which it has received fees.
Barclays, its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Terex and REV for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments. As of October 15, 2025, Barclays held net long positions of (i) less than 1% of the outstanding stock or bonds of Terex, and (ii) less than 1% of the outstanding stock of REV and none of the outstanding bonds of REV.
REV’s Reasons for the Mergers; Recommendation of the REV Board
On October 29, 2025, the REV Board, unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, and determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, are fair to, and in the best interests of, REV and its stockholders. The REV Board recommends that REV stockholders vote “FOR” the proposals to be presented at the special meeting of holders of REV common stock, including the REV merger proposal.
In evaluating the Merger Agreement and the mergers and the other transactions contemplated by the Merger Agreement, the REV Board consulted with REV’s management and legal and financial advisors. In recommending that REV stockholders vote their shares of REV common stock in favor of the REV merger proposal, the REV advisory compensation proposal and the REV adjournment proposal, the REV Board considered a number of factors, including the following (not necessarily listed in order of relative importance):
•	each of REV’s and Terex’s business, operations, balance sheet and financial condition, asset quality, earnings, and prospects;
•
that, as a combined company, Terex and REV will (i) offer a diversified portfolio of emergency, waste, utilities, environmental and material processing equipment with attractive end markets characterized by low cyclicality, resilient demand and long-term growth and (ii) will operate from a position of enhanced financial strength with an attractive leverage position, low capital intensity and significant free cash flow to fuel growth;

•	that the transaction is expected to enhance the Combined Company’s overall growth profile, creating a more diversified platform with multiple avenues for expansion;
•
that the transaction is expected to unlock significant value-creating synergies, with $75 million of run-rate value in 2028 and approximately 50% expected to be achieved twelve months after the Closing;

•	that bringing together REV’s and Terex’s respected and widely recognized brands could allow the Combined Company to better support an expanded customer base and enhance growth opportunities;
•	that the REV stockholders will participate in the value of Terex’s business as go-forward stockholders in the Combined Company;
•	the competitive climates in the industries in which REV and Terex operate, as well as the REV Board’s belief that the Combined Company will have significant value creation potential;

•
REV’s standalone strategic plan and related financial projections and the risks and uncertainties in executing on the standalone strategic plan and achieving such financial projections, and the risks described in the risk factors section of REV’s Annual Report on Form 10-K for the fiscal year ended October 31, 2024;

•
the perceived risks of continuing as a standalone public company and the assessment that no other alternatives were reasonably likely in the near term to create greater value for REV’s stockholders than the mergers, taking into account business, competitive, industry and market dynamics;

•	that the Combined Company will have a significant scale advantage in comparison to REV’s standalone operations;
•
that based on the fully diluted shares of Terex and REV as of the date of the Merger Agreement, REV stockholders immediately before the completion of the mergers would in the aggregate own approximately 42% of the outstanding shares of Terex common stock (on a fully diluted basis) immediately following the completion of the mergers, which would give former REV stockholders an opportunity to share in the beneﬁts to REV, including the potential to realize synergies, that could result from the mergers;

•
that, because the merger consideration is based in part on a $8.71 cash amount, holders of REV common stock benefit from a portion of the value of the merger consideration not being adversely affected to an unpredictable extent by a decrease in the trading price of Terex common stock prior to the business day before the Closing;

•	that five members from the REV Board will be added to the board of the Combined Company following the mergers;
•	that the Merger Agreement was the product of arm’s-length negotiations and contained terms and conditions that are, in the REV Board’s view, favorable to REV and REV stockholders;
•
the financial analyses presented by J.P. Morgan to the REV Board and the October 29, 2025 oral opinion delivered by J.P. Morgan to the REV Board, which was subsequently confirmed by delivery of its written opinion dated October 29, 2025, that, as of such date and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the merger consideration to be paid to the holders of shares of REV common stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described in the section entitled “The Mergers—Opinion of REV’s Financial Advisor” beginning on page 91 of this joint proxy statement/prospectus (which written opinion of J.P. Morgan Securities is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference);

•
REV’s ability under the Merger Agreement, subject to certain conditions, to provide information to and engage in discussions or negotiations with any third party that makes an unsolicited REV acquisition proposal that the REV Board determines in good faith, after consultation with outside financial advisors and outside legal counsel, constitutes, or would reasonably be expected to lead to, a REV superior proposal;

•
that, if REV were to receive from a third party a REV acquisition proposal that the REV Board determines in good faith, after consultation with outside financial advisors and outside legal counsel, constitutes a REV superior proposal, under the Merger Agreement, the REV Board would be able, subject to certain conditions, to terminate the Merger Agreement in order to enter into a definitive agreement providing for such REV superior proposal;

•
the other termination provisions contained in the Merger Agreement, and the REV Board’s belief that the termination fee of $128 million payable by REV in connection with termination of the Merger Agreement in specified circumstances is reasonable in light of, among other things, the benefits of the mergers to REV stockholders, the typical size of such fees in similar transactions and the likelihood that such a fee would not preclude or unreasonably restrict REV acquisition proposals;

•
the ability under the Merger Agreement of the REV Board, subject to certain conditions, to change its recommendation in favor of the mergers in response to a REV intervening event or REV superior proposal if the REV Board determines in good faith, after consultation with outside financial advisors and outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties;

•	the likelihood the mergers would be completed, taking into account the closing conditions and termination provisions under the Merger Agreement;
•
that the Merger Agreement requires that REV use its reasonable best efforts to take actions necessary to complete the mergers as promptly as reasonably practicable and to take certain actions to facilitate the obtaining of regulatory approvals for the mergers and provides a reasonable “outside date,” subject to extension if the required antitrust approval has not been obtained, by which time it is reasonable to expect that the conditions to completion of the mergers relating to such approval are likely to be satisfied;

•	that the Merger Agreement provides for payment by Terex to REV of a termination fee of $128 million if the Merger Agreement is terminated in specified circumstances;
•	the REV Board’s knowledge of Terex, taking into account publicly available information regarding Terex and the results of REV’s due diligence review of Terex;
•
that the mergers are expected to qualify as a “reorganization” under Section 368(a) of the Code, as amended, as a result of which the mergers would not be taxable to REV stockholders generally to the extent that REV stockholders receive Terex common stock as merger consideration;

•	the conditions to the Closing in the Merger Agreement and that there is no condition regarding financing;
•
that the Merger Agreement was unanimously approved by each of the independent directors on the REV Board, who are not affiliated with REV and are not employees of REV or any of its subsidiaries, and that the REV Board received advice from REV’s financial and legal advisors in evaluating and negotiating the terms of the Merger Agreement;

•
that the Closing is conditioned upon the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of REV common stock entitled to vote thereon, so that REV stockholders will have the right to approve or disapprove of the mergers; and

•	REV’s ability to specifically enforce Terex’s obligations under the Merger Agreement, including Terex’s obligation to complete the mergers.
The REV Board also considered a number of uncertainties, risks and other factors in its deliberations concerning the mergers and the Merger Agreement, including the following (not necessarily listed in order of relative importance):
•
that REV stockholders would forgo the opportunity to realize the potential long-term value of REV on a standalone basis if REV were successful in its execution of its current standalone strategic plan, which included certain assumptions, projections and sensitivities that are subject to risks and uncertainties;

•
that, because the merger consideration is based in part on a fixed exchange ratio of shares of Terex common stock per share of REV common stock, and because the value of the stock portion of the merger consideration at the Closing cannot be predicted, holders of REV common stock could be adversely affected to an unpredictable extent by a decrease in the trading price of Terex common stock prior to the Closing, as the Merger Agreement does not provide for either any adjustment of such exchange ratio if the trading price of Terex common stock decreases or a value-based termination right to REV;

•
that, under specified circumstances, REV may be required to pay a $128 million termination fee in the event the Merger Agreement is terminated and the effect this could have on REV, including the possibility that the termination fee payable by REV to Terex upon the termination of the Merger Agreement under such circumstances could discourage some potential acquirors from making a REV acquisition proposal, although the REV Board believes that the termination fee is reasonable in amount and would not unduly deter any other party that might be interested in acquiring REV;

•
the significant costs involved in connection with entering into the Merger Agreement and completing the mergers and the substantial time and effort required of management to complete the mergers, which could disrupt REV’s business operations;

•
the impact of the announcement, pendency or completion of the mergers, or the failure to complete the mergers, on REV’s relationships with its employees (including making it more difficult to attract and retain key personnel and the possible loss of key management, technical and other personnel), dealers, customers and suppliers (including as a result of customer or other contracts with provisions that require consent for, or have implications upon, a change of control of REV);
•
the restrictions in the Merger Agreement on REV’s conduct of business prior to completion of the mergers, which could delay or prevent REV from undertaking business opportunities that may arise, or taking other actions with respect to its operations that the REV Board and management might believe were appropriate or desirable;

•
that the completion of the mergers would require expiration or termination of the applicable waiting periods under the HSR Act, the risk that regulatory agencies may not approve the mergers or may impose terms and conditions on their approvals that would cause the closing conditions in the Merger Agreement not to be satisfied or would adversely affect the business and financial results of the Combined Company, and the amount of time that might be required to obtain all required regulatory consents and approvals;

•	the risk that Terex stockholders do not approve the Terex common stock issuance proposal;
•
that REV did not engage in a competitive bid process or other broad solicitation of interest due to the attractive financial terms offered by Terex, the REV board’s assessment that it was unlikely that there were any potential alternative transaction counterparties interested in pursuing a transaction with REV that would be more beneficial to REV stockholders than the transaction with Terex and the risks associated with seeking to engage in discussions with a broad range of potential alternative transaction counterparties;

•	the risk that REV stockholders do not approve the REV merger proposal;
•
that, while REV expects the mergers to be completed if the REV merger proposal is approved by REV stockholders, there can be no assurance that all conditions to the parties’ obligations to complete the mergers will be satisfied;

•
that the market price of REV common stock could be affected by many factors if the Merger Agreement were terminated, including (i) the reason or reasons for such termination and whether such termination resulted from factors adversely affecting REV; (ii) the possibility that, as a result of the termination of the Merger Agreement, possible acquirors may consider REV to be a less attractive acquisition candidate; and (iii) the possible sale of REV common stock by short-term investors following an announcement that the Merger Agreement was terminated;

•	the challenges inherent in the integration of REV’s business with that of Terex, and the risks of not being able to realize anticipated benefits of the mergers at all or on the expected timeline;
•	the risk of litigation, injunctions or other legal proceedings related to the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers; and
•
the risks of the type and nature described in the section entitled “Risk Factors” beginning on page 26 of this joint proxy statement/prospectus and the matters described in the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 37 of this joint proxy statement/prospectus.

The REV Board believed that, overall, the potential benefits of the mergers to REV stockholders outweighed the risks and uncertainties of the mergers and outweighed REV’s other financial and strategic alternatives, including to continue to operate as a standalone public company.
This discussion of the information and factors considered by the REV Board in reaching its conclusions and recommendation includes the principal factors considered by the REV Board, but it is not intended to be exhaustive and may not include all of the factors considered by the REV Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, and the complexity of these matters, the REV Board did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, and to make its recommendation to REV stockholders. Rather, the REV Board viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with, and questioning of, members of REV’s management and REV’s advisors, as well as its experience and history. In addition, individual members of the REV Board may have assigned different weights to different factors.

Certain REV directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of holders of REV common stock generally. The REV Board was aware of and considered these potential interests, among other matters, in evaluating the mergers and in making its recommendation to REV stockholders. For a discussion of these interests, see the section entitled “The Mergers—Interests of REV’s Non-Employee Directors and Executive Officers in the Mergers” beginning on page 101 of this joint proxy statement/prospectus.
It should be noted that this explanation of the reasoning of the REV Board and all other information presented in this section is forward looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”
The REV Board has determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, are, fair to, and in the best interests of REV and its stockholders. The REV Board recommends that REV stockholders vote “FOR” the REV merger proposal, “FOR” the REV advisory compensation proposal and “FOR” the REV adjournment proposal.
Opinion of REV’s Financial Advisor
Pursuant to an engagement letter, REV retained J.P. Morgan as its financial advisor in connection with the mergers. At the meeting of the REV Board on October 29, 2025, J.P. Morgan rendered its oral opinion to the REV Board to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review that J.P. Morgan undertook in preparing its opinion, the merger consideration was fair, from a financial point of view, to the holders of the REV common stock. J.P. Morgan confirmed its October 29, 2025 oral opinion by delivering its written opinion, dated as of October 29, 2025, to the REV Board that, as of such date, the merger consideration was fair, from a financial point of view, to the holders of REV common stock in the mergers.
The full text of the written opinion of J.P. Morgan, dated as of October 29, 2025, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review that J.P. Morgan undertook in preparing its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of J.P. Morgan’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The REV stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the REV Board (in its capacity as such) in connection with and for the purposes of its evaluation of the mergers, and was limited to the fairness, from a financial point of view, of the merger consideration to the holders of REV common stock in the mergers and did not address any other aspect of the mergers. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the mergers to the holders of any other class of securities, creditors or other constituencies of REV or as to the underlying decision by REV to engage in the mergers. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of REV as to how such stockholder should vote with respect to the mergers or any other matter.
In arriving at its opinion, J.P. Morgan, among other things:
•	reviewed the Merger Agreement;
•	reviewed certain publicly available business and financial information concerning REV and Terex and the industries in which they operate;
•
compared the proposed financial terms of the mergers with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•
compared the financial and operating performance of REV and Terex with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of REV common stock and Terex common stock and certain publicly traded securities of such other companies;

•
reviewed certain financial analyses and forecasts prepared by the managements of REV and Terex, relating to their respective businesses as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the mergers (the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of REV and Terex with respect to certain aspects of the mergers, and the past and current business operations of REV and Terex, the financial condition and future prospects and operations of REV and Terex, the effects of the mergers on the financial condition and future prospects of REV and Terex, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.
In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or that REV and Terex furnished to or discussed with J.P. Morgan or that was otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to J.P. Morgan’s engagement letter with REV, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of REV or Terex under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting management’s best currently available estimates and judgments as to the expected future results of operations and financial condition of REV and Terex to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the transactions will qualify as a tax-free reorganization for United States federal income tax purposes and have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of REV, and will be consummated as described in the Merger Agreement. J.P. Morgan also assumed that the representations and warranties that REV, Terex, Tag Merger Sub 1 Inc. and Tag Merger Sub 2 LLC made in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments that advisors to REV made with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the mergers will be obtained without any adverse effect on REV or Terex or on the contemplated benefits of the mergers.
The forecasts for REV and Terex furnished to J.P. Morgan were prepared by REV and Terex management, respectively, with REV’s forecasts for REV generally derived from the information provided by REV management, as discussed more fully in the section entitled “The Mergers—Terex Unaudited Prospective Financial Information” beginning on page 97 of this joint proxy statement/prospectus, and Terex’s forecasts for Terex generally derived from the information provided by Terex management, as discussed more fully in the section entitled “The Mergers—REV Unaudited Prospective Financial Information Prepared by Terex” beginning on page 98 of this joint proxy statement/prospectus. REV does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the mergers, and REV did not prepare these projections with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of REV management, including, without limitation, factors related to general economic and competitive conditions, prevailing interest rates and other factors as set forth and referred to in the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 37 of this joint proxy statement/prospectus. Accordingly, actual results could vary significantly from those set forth in the projections. For more information regarding the use of projections and other forward-looking statements, please refer to the section entitled “The Mergers—REV Unaudited Prospective Financial Information” beginning on page 98 of this joint proxy statement/prospectus.
J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of its opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise or reaffirm its opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the merger consideration to the holders of REV common stock in the mergers, and J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the mergers to the holders of any other class of securities, creditors or other constituencies of REV or as to REV’s underlying decision to engage in the mergers. Furthermore, J.P. Morgan also expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the mergers, or any class of such persons relative to the merger consideration in the mergers or with respect to the fairness of any compensation. J.P. Morgan expressed no opinion as to the price at which REV common stock or Terex common stock will trade at any future time.
The terms of the Merger Agreement, including merger consideration, were determined through arm’s length negotiations between REV and Terex, and the decision to enter into the Merger Agreement was solely that of the REV

Board and the Terex Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors that the REV Board considered in its evaluation of the mergers and should not be viewed as determinative of the views of the REV Board or management with respect to the mergers or the merger consideration.
In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the REV Board on October 29, 2025 and in the financial analyses presented to the REV Board on such date in connection with the rendering of J.P. Morgan’s opinion. The following is a summary of the material financial analyses that J.P. Morgan utilized in connection with rendering its opinion to the REV Board and does not purport to be a complete description of the analyses or data that J.P. Morgan presented. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and to more fully understand the financial analyses that J.P. Morgan used, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.
Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of each of REV and Terex with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous to those engaged in by REV and Terex (or aspects thereof), as applicable.
The companies selected by J.P. Morgan with respect to REV were as follows:
•	Oshkosh Corporation
•	The Toro Company
•	Federal Signal Corporation
•	Alamo Group Inc.
•	Douglas Dynamics, Inc.
•	Thor Industries, Inc.
•	Winnebago Industries, Inc.
The companies selected by J.P. Morgan with respect to Terex were as follows:
•	Oshkosh Corporation
•	The Toro Company
•	Federal Signal Corporation
•	Alamo Group Inc
•	Astec Industries Inc.
•	Hyster-Yale Materials Handling, Inc.
•	Douglas Dynamics, Inc.
J.P. Morgan selected these companies because, among other reasons, they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, J.P. Morgan considered to be similar to those of REV and Terex, as applicable. However, certain of these companies may have characteristics that are materially different from those of REV and Terex, as applicable, and none of the selected companies are identical or directly comparable to REV and Terex. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect REV or Terex, as applicable.
Using publicly available information, J.P. Morgan calculated, for each selected company,
(i)
the multiple of the firm value (calculated as equity value, plus or minus, as applicable, non-controlling interests, equity investments, net debt or net cash, the “FV”) to the analyst consensus estimates of calendar year 2025 adjusted EBITDA for the applicable company (the “FV / 2025E Adj. EBITDA Multiple”) and

(ii)	the multiple of the FV to the analyst consensus estimates of calendar year 2026 adjusted EBITDA for the applicable company (the “FV/2026E Adj. EBITDA Multiple”).
For REV, based on the results of this analysis, J.P. Morgan selected
(i)	a FV/2025E Adj. EBITDA Multiple reference range of 10.0x to 14.5x and applied such reference range to REV’s projected post-SBC adjusted EBITDA for fiscal year 2025 and
(ii)
a FV/2026E Adj. EBITDA Multiple reference range for REV of 9.0x to 11.5x and applied such reference range to REV’s projected post-stock based compensation (“SBC”) adjusted EBITDA for fiscal year 2026, in each case as provided in the REV management projections.

The analysis derived the following ranges of implied share prices of REV common stock (rounded to the nearest $0.10) using REV’s net debt as of July 31, 2025:
Implied Share Price

Metric	Low	High
FV/2025E Post-SBC Adj. EBITDA Multiple	$42.90	$62.70
FV/2026E Post-SBC Adj. EBITDA Multiple	$51.00	$65.50

J.P. Morgan compared these ranges to:
(i)	The closing price per share of REV common stock of $61.29 as of October 28, 2025; and
(ii)	The implied REV offer price of $64.54 per share of REV common stock.
For Terex, based on the results of this analysis, J.P. Morgan selected
(i)	a FV/2025E Adj. EBITDA Multiple reference range of 8.0x to 10.5x and applied such reference range to Terex’s projected post-SBC adjusted EBITDA for fiscal year 2025 and
(ii)
a FV/2026E Adj. EBITDA Multiple reference range for Terex of 7.0x to 9.0x and applied such reference range to Terex’s projected post-SBC adjusted EBITDA for fiscal year 2026, in each case as provided in the Terex management projections for Terex.

The analysis derived the following ranges of implied share price for Terex common stock (rounded to the nearest $0.10) using Terex’s net debt as of June 30, 2025:
Implied Share Price

Metric	Low	High
FV/2025E Post-SBC Adj. EBITDA Multiple	$40.10	$63.20
FV/2026E Post-SBC Adj. EBITDA Multiple	$39.70	$60.60

J.P. Morgan compared these ranges to the closing price per share of Terex common stock of $57.08 as of October 28, 2025.
Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied standalone equity present value per share for REV common stock and Terex common stock. J.P. Morgan calculated the unlevered free cash flows that each of REV and Terex are expected to generate during fiscal years 2025 through 2029 based on the REV management projections for REV and the Terex management projections for Terex, as applicable, as discussed more fully in the sections entitled “The Mergers—REV Unaudited Prospective Financial Information” beginning on page 98 of this joint proxy statement/prospectus and “The Mergers—Terex Unaudited Forecasted Financial Information” beginning on page 97 of this joint proxy statement/prospectus, respectively. J.P. Morgan also calculated a range of terminal values for each of REV and Terex at the end of this period by applying terminal growth rates ranging from 1.50% to 2.50% and 0.50% to 1.50% for REV and Terex, respectively, to estimates of terminal unlevered free cash flows for each of REV and Terex at the end of fiscal year 2029, as provided in the REV management projections for REV and the Terex management projections for Terex, as applicable.
J.P. Morgan then discounted the unlevered free cash flow estimates and the range of terminal values to present value as of October 31, 2025 with respect to REV and as of December 31, 2025 with respect to Terex using discount rates ranging from 8.00% to 10.00% and 8.50% to 10.50% for REV and Terex, respectively, which ranges J.P. Morgan chose based upon an analysis of the weighted average cost of capital of each of REV and Terex. The present values of the unlevered free cash flow estimates and the range of terminal values were then adjusted for each of REV’s projected net debt as of October 31, 2025 and Terex’s net debt as of December 31, 2025, respectively, as provided in the REV management projections for REV and the Terex management projections for Terex, in each case discounted to present value as of October 31, 2025 with respect to REV and as of December 31, 2025 with respect to Terex, using a range of discount rates from 8.00% to 10.00% and 8.50% to 10.50% for REV and Terex, respectively.
This analysis indicated a range of implied per share equity values for REV common stock (rounded to the nearest $0.10) of approximately $73.00 to $111.50, which J.P. Morgan compared to:
(i)	the closing price per share of REV common stock of $61.29 as of October 28, 2025; and
(ii)	the implied REV offer price of $64.54 per share of REV common stock.
This analysis also indicated a range of implied per share equity values for Terex common stock (rounded to the nearest $0.10) of approximately $71.80 to $106.90, which J.P. Morgan compared to the closing price per share of Terex common stock of $57.08 as of October 28, 2025.
Implied Relative Value Analysis. J.P. Morgan compared the results for REV to the results for Terex with respect to the public trading multiples and discounted cash flow analyses described above. J.P. Morgan compared the lowest implied equity value per share of REV common stock, less the cash consideration, to the highest implied equity value per share of Terex common stock to derive the lowest exchange ratio that each pair of results implied. J.P. Morgan also compared the highest implied equity value per share of REV common stock, less the cash consideration, to the lowest implied equity value per share of Terex common stock to derive the highest exchange ratio that each pair of results implied. The ranges of implied cash adjusted exchange ratios resulting from this analysis were as follows:
Implied Cash Adjusted Exchange Ratios

Metric	Low	High
FV/2025E Adj. EBITDA Multiple	0.5442x	1.3504x
FV/2026E Adj. EBITDA Multiple	0.7008x	1.4356x
Discounted Cash Flow	0.6024x	1.4338x

The ranges of implied cash adjusted exchange ratios resulting from the foregoing analysis were compared to:
(i)	the cash adjusted exchange ratio of 0.9239x based on the closing prices of REV common stock and Terex common stock on October 28, 2025; and
(ii)	the proposed exchange ratio of 0.9809x pursuant to the Merger Agreement.
Intrinsic Value Creation Analysis. J.P. Morgan conducted an illustrative implied intrinsic value creation analysis based on the REV management projections for REV and the Terex management projections for Terex, as applicable, which compared the implied equity value of REV common stock and Terex common stock derived from a discounted cash flow valuation on a standalone basis to the pro forma combined company implied equity value, taking into account the Synergies. J.P. Morgan determined the pro forma combined company implied equity value by calculating the sum of (i) the aggregate of the implied equity values of the REV common stock and the Terex common stock using the midpoint values determined pursuant to J.P. Morgan’s discounted cash flow analyses described above, and (ii) the estimated present value of the Synergies of approximately $595 million (representing net present value of run-rate synergies of approximately $75 million), net of any related costs to achieve such synergies, which were discounted to present value using a 9.00% discount rate, which Synergies, were furnished to J.P. Morgan by REV management, less (iii) the cash consideration paid to holders of shares of REV common stock of approximately $425 million and transaction expenses of approximately $90 million. J.P. Morgan determined the implied value to the holders of REV common stock by multiplying the pro forma equity value of the combined company by the pro forma equity ownership percentage of the combined company attributable to the existing holders of REV common stock pursuant to the mergers and adding to that the cash consideration paid to holders of shares of REV common stock of approximately $425 million. This analysis indicated that, on an illustrative basis, the mergers created hypothetical incremental implied value of 8.2% to the holders of shares of REV common stock.

Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data that J.P. Morgan presented. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and J.P. Morgan’s opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of REV or Terex. The order of analyses described does not represent the relative importance or weight that J.P. Morgan gave to those analyses. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors that J.P. Morgan considered, and J.P. Morgan did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.
Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses that J.P. Morgan used or made are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to REV or Terex. However, the companies selected were chosen by J.P. Morgan because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of REV and Terex. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to REV and Terex.
As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. J.P. Morgan was selected to advise REV with respect to the mergers and deliver an opinion to the REV Board with respect to the mergers on the basis of, among other things, such experience, its qualifications and reputation in connection with such matters and its familiarity with REV, Terex and the industries in which they operate.
For financial advisory services rendered in connection with the mergers, REV has agreed to pay J.P. Morgan an estimated fee of approximately $34 million, $3 million of which became payable to J.P. Morgan at the time J.P. Morgan delivered its opinion and the remainder of which is contingent and payable upon the consummation of the mergers. In addition, REV has agreed to reimburse J.P. Morgan for certain of its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.
During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had and continue to have commercial or investment banking relationships with REV for which J.P. Morgan and its affiliates have received customary compensation. Such services during such period have included acting as joint bookrunner on an amendment to REV’s existing credit facility in February 2025. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had and continue to have commercial or investment banking relationships with Terex for which J.P. Morgan and its affiliates have received customary compensation. Such services during such period have included acting as joint bookrunner on a debt offering in September 2024. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of REV, for which it receives customary compensation or other financial benefits. During the two-year period preceding delivery of its opinion on October 29, 2025, the aggregate fees that J.P. Morgan and its affiliates recognized from REV and Terex were approximately $700,000 and $4,100,000, respectively. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding REV common stock and Terex common stock. In the ordinary course of their businesses, J.P. Morgan and its affiliates actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of REV or Terex for their own accounts or for the accounts of customers and, accordingly, they likely at any time hold long or short positions in such securities or other financial instruments.

Terex Unaudited Prospective Financial Information
Other than limited financial outlook information, Terex does not, as a matter of course, publicly disclose projections as to future performance or earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, Terex is including in this joint proxy statement/prospectus certain unaudited prospective financial information for Terex on a stand-alone basis that was made available by Terex to the Terex Board, Terex’s financial advisor, Barclays, and to REV (collectively, the “Terex Prospective Financial Information”). Such information is not intended to influence your decision whether to vote in favor of the Terex stock issuance proposal, the REV merger proposal or any of the other proposals to be voted on at the Terex special meeting or the REV special meeting, or your view on the value of Terex or its securities. You should note that the Terex Prospective Financial Information constitutes forward-looking statements and actual results may differ materially and adversely from those projected. See “Cautionary Note Regarding Forward-Looking Statements” beginning on page 37.
While presented with numeric specificity, the Terex Prospective Financial Information is based on a variety of estimates and assumptions of Terex’s senior management regarding Terex’s business, industry performance, general business, economic, market and financial conditions, and other matters, all of which are difficult to predict and many of which are beyond Terex’s control. In particular, the Terex Prospective Financial Information was prepared based on numerous assumptions that may now be outdated and do not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the Merger Agreement or the possible financial and other effects on Terex of the mergers, and do not attempt to predict or suggest actual future results of Terex or give effect to the mergers, including the effect of negotiating or executing the Merger Agreement, the costs that may be incurred in connection with consummating the mergers, or the potential synergies that may be achieved by Terex as a result of the mergers. Accordingly, there can be no assurance that the Terex Prospective Financial Information, or the assumptions underlying the Terex Prospective Financial Information, will be realized. Neither Terex nor any of its affiliates, advisors or other representatives has made or makes any representations regarding the ultimate performance of Terex compared to the information contained in the Terex Prospective Financial Information. The inclusion of the Terex Prospective Financial Information contained herein should not be deemed an admission or representation by Terex, its affiliates or its advisors or any other person that it is viewed as material information of Terex, particularly in light of the inherent risks and uncertainties associated with such projections.
The Terex Prospective Financial Information has been prepared by and is the responsibility of Terex’s senior management. The Terex Prospective Financial Information was not prepared by Terex with a view toward public disclosure, nor was the Terex Prospective Financial Information prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the Public Company Accounting Oversight Board for preparation and presentation of prospective financial information.
The Terex Prospective Financial Information includes Adjusted EBITDA and Unlevered Free Cash Flow, which are non-GAAP financial measures. Please see the tables below for a description of how Terex defines these non-GAAP financial measures. Terex believes that Adjusted EBITDA provides information useful in assessing operating and financial performance across periods. In addition, Unlevered Free Cash Flow is a measure used for the purposes of conducting a discounted free cash flow analysis. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and non-GAAP financial measures used by Terex may not be comparable to similarly titled measures used by other companies. While non-GAAP financial measures may provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. The SEC rules that would otherwise require a reconciliation of a non-GAAP financial measure to a financial measure calculated and presented in accordance with GAAP do not apply to non-GAAP financial measures included in disclosure of financial projections provided to a board of directors or financial advisor in connection with a business combination transaction such as the mergers if the disclosure is included in a document such as this joint proxy statement/prospectus. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Terex Board or Terex’s financial advisor in connection with the mergers. Accordingly, no reconciliation of the financial measures included in the financial projections is provided in this joint proxy statement/prospectus.
None of Terex’s independent registered public accounting firm nor any other independent accountants have audited, reviewed, compiled, examined or applied any procedures with respect to the Terex Prospective Financial Information, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the Terex Prospective Financial

Information. The report of the independent registered public accounting firm to Terex contained in the Annual Report on Form 10-K for the year ended December 31, 2024, which is incorporated by reference into this joint proxy statement/prospectus, relates to historical financial information of Terex, and such report does not extend to the Terex Prospective Financial Information included below and should not be read to do so.
Furthermore, the Terex Prospective Financial Information does not take into account any circumstances or events occurring after the date they were prepared. Terex can give no assurance that, had the Terex Prospective Financial Information been prepared as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used.
Except as required by applicable securities laws, Terex does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the Terex Prospective Financial Information to reflect circumstances existing since the preparation of such Terex Prospective Financial Information or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to reflect changes in general economic or industry conditions. The Terex Prospective Financial Information does not take into account all the possible financial and other effects on Terex of the mergers, the effect on Terex of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the mergers. Further, the Terex Prospective Financial Information does not take into account the effect on Terex of any possible failure of the mergers to occur.
In light of the foregoing, and considering that the Terex special meeting and the REV special meeting will each be held several months after the Terex Prospective Financial Information was prepared, as well as the uncertainties inherent in any projections, Terex stockholders and REV stockholders are cautioned not to place undue reliance on such information, and all stockholders should review Terex’s most recent SEC filings for a description of Terex’s reported financial results. See “Where You Can Find More Information” beginning on page 151.
Terex Projections for Standalone Terex
The following table sets forth certain summarized unaudited prospective financial and operating information with respect to Terex for Terex’s fiscal years 2025 through 2029 on a standalone basis prepared by Terex’s senior management. Terex senior management authorized Barclays to use this information in connection with its analyses described in “The Mergers—Opinion of Terex’s Financial Advisor” and REV management authorized J.P. Morgan to use this information in connection with its analyses described in “The Mergers—Opinion of REV’s Financial Advisor.” Such information was prepared on the basis of Terex’s fiscal year periods, which end on December 31st.

(in millions)	2025E	2026E	2027E	2028E	2029E
Total Revenue(1)	$5,256	$5,385	$5,955	$6,581	$7,235
Adj. EBITDA(1)(2)	$620	$704	$840	$1,051	$1,263
Unlevered Free Cash Flow(1)(3)	$422	$543	$503	$672	$857

(1)
Fiscal year 2025 Total Revenue and Adjusted EBITDA figures are presented above on a pro forma basis, assuming the sale of Terex’s Tower and Rough Terrain Cranes businesses was completed on January 1, 2025. The sale of Terex’s Tower and Rough Terrain Cranes businesses was completed on November 1, 2025. Total Revenue, Adjusted EBITDA and Unlevered Free Cash Flow attributable to these businesses are not included in the figures for fiscal years 2026 through 2029 presented above.

(2)
Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and is burdened by stock-based compensation and corporate costs. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP. Other companies may calculate this non-GAAP measure differently, which limits comparability between companies.

(3)
Unlevered Free Cash Flow is defined as net operating profit after taxes, plus depreciation and amortization, minus capital expenditures and plus or minus changes in net working capital. Unlevered Free Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to net cash provided by operating activities or other measures derived in accordance with GAAP. Other companies may calculate this non-GAAP measure differently, which limits comparability between companies.

REV Unaudited Prospective Financial Information
Other than quarterly guidance and annual targets, REV does not, as a matter of course, publicly disclose projections as to future performance or earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, REV is including in this joint proxy statement/prospectus certain unaudited prospective financial information for REV that was prepared by REV’s senior management and made available by REV to the REV Board and its financial advisor. Such information is not intended to influence your decision whether to vote in favor of the REV merger proposal or any of the other proposals to be voted on at the REV special meeting, or your view on the value of REV or its securities. You should note that these financial projections constitute forward-looking statements and actual results may differ materially and adversely from those projected. See “Cautionary Note Regarding Forward-Looking Statements” beginning on page 37.
While presented with numeric specificity, the financial projections are based on a variety of estimates and assumptions of REV’s senior management regarding REV’s businesses, industry performance, general business, economic, market and financial conditions, and other matters, all of which are difficult to predict and many of which are beyond REV’s control. In particular, the financial projections were prepared based on numerous assumptions that may now be outdated and do not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the Merger Agreement or the possible financial and other effects on REV of the mergers, and do not attempt to predict or suggest actual future results of REV or give effect to the mergers, including the effect of negotiating or executing the Merger Agreement, the costs that may be incurred in connection with consummating the mergers, or the potential synergies that may be achieved by REV as a result of the mergers. Accordingly, there can be no assurance that the projections, or the assumptions underlying the projections, will be realized. None of REV or any of its affiliates, advisors or other representatives has made or makes any representations regarding the ultimate performance of REV compared to the information contained in the projections. The inclusion of the financial projections contained herein should not be deemed an admission or representation by REV or any of its affiliates or advisors or any other person that it is viewed as material information of REV, particularly in light of the inherent risks and uncertainties associated with such projections.
The financial projections have been prepared by, and are the responsibility of, REV’s senior management. The financial projections were not prepared by REV with a view toward public disclosure, nor were they prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the Public Company Accounting Oversight Board for preparation and presentation of prospective financial information. While non-GAAP financial measures may provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The SEC rules that would otherwise require a reconciliation of a non-GAAP financial measure to a financial measure calculated and presented in accordance with GAAP do not apply to non-GAAP financial measures included in disclosure of financial projections provided to a board of directors or financial advisor in connection with a business combination transaction such as the mergers if the disclosure is included in a document such as this joint proxy statement/prospectus. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the REV Board or REV’s financial advisor in connection with the mergers. Accordingly, no reconciliation of the financial measures included in the financial projections is provided in this joint proxy statement/prospectus.
None of REV’s independent registered public accounting firm or any other independent accountants have audited, reviewed, compiled, examined or applied any procedures with respect to these financial projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the financial projections. The report of REV’s independent registered public accounting firm contained in the REV Annual Report on Form 10-K for the year ended October 31, 2024, which is incorporated by reference into this joint proxy statement/prospectus, relates to historical financial information of REV, and such report does not extend to the projections included below and should not be read to do so.
Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. REV cannot give any assurance that, had the projections been prepared as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used.
Except as required by applicable securities laws, REV does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the financial projections prepared by REV senior management, as applicable, to reflect circumstances existing since the preparation of such financial projections or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The financial projections do not take into account all the possible financial and other effects on REV of the mergers, the effect on REV of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the mergers. Further, the projections do not take into account the effect on REV of any possible failure of the mergers to occur.
In light of the foregoing, and considering that the REV special meeting will be held several months after the financial projections were prepared, as well as the uncertainties inherent in any projections, REV stockholders are cautioned not to place undue reliance on such information, and all stockholders should review REV’s most recent SEC filings for a description of REV’s reported financial results. See “Where You Can Find More Information” beginning on page 151.
REV Projections for Standalone REV
The following table sets forth certain summarized unaudited prospective financial information with respect to REV on a standalone basis prepared by REV’s senior management. REV management authorized J.P. Morgan to use this information in connection with its analyses described in “The Mergers—Opinion of REV’s Financial Advisor” and Terex management authorized Barclays to use this information in connection with its analyses described in “The Mergers—Opinion of Terex’s Financial Advisor”:

(in millions)	Fiscal Year(1)(2)
	2025E	2026E	2027E	2028E	2029E
Revenue	$2,397	$2,650	$2,910	$3,104	$3,311
Adjusted EBITDA (pre-SBC)(3)	$231	$300	$376	$436	$496
Adjusted EBITDA (post-SBC)(4)	$219	$288	$364	$423	$483

(1)	REV’s fiscal year end is October 31 of the year indicated.
(2)
Fiscal year 2025 Total Revenue, Adjusted EBITDA (pre-SBC) and Adjusted EBITDA (post-SBC) figures are presented on a pro forma basis assuming the sale of REV’s Lance Camper business was completed on November 1, 2024. The sale of REV’s Lance Camper business was announced on June 26, 2025. Financial figures attributable to REV’s Lance Camper business are not included in the figures for fiscal years 2025 through 2029.

(3)
Adjusted EBITDA (pre-SBC) is a non-GAAP measure defined as net income before interest expense, income taxes, depreciation, amortization and stock based compensation expense, as adjusted for certain non-recurring, one-time and other adjustments which REV believes are not indicative of its underlying operating performance. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP. Other companies may calculate this non-GAAP measure differently, which limits comparability between companies.

(4)	Adjusted EBITDA (post-SBC) is a non-GAAP measure defined as Adjusted EBITDA (pre-SBC) less stock based compensation expense.
The following table sets forth projected amounts of REV’s standalone unlevered free cash flow that REV management authorized J.P. Morgan to use in connection with its analyses described in “The Mergers—Opinion of REV’s Financial Advisor” and that Terex management authorized Barclays to use in connection with its analyses described in “The Mergers—Opinion of Terex’s Financial Advisor”:

(in millions)	Fiscal Year(1)(2)
	2025E	2026E	2027E	2028E	2029E
Unlevered free cash flow(3)	$168	$133	$215	$289	$322

(1)	REV’s fiscal year end is October 31 of the year indicated.
(2)
Unlevered free cash flow figures are presented on a pro forma basis assuming the sale of REV’s Lance Camper business was completed on November 1, 2024. The sale of REV’s Lance Camper business was announced on June 26, 2025. Financial figures attributable to REV’s Lance Camper business are not included in the figures for fiscal years 2025 through 2029.

(3)
Unlevered free cash flow is a non-GAAP measure defined as Adjusted EBITDA (post-SBC), less depreciation and amortization, the pre-interest tax impact, capital expenditures and changes in net working capital, while adding back depreciation and amortization.

Interests of Terex’s Directors and Executive Officers in the Mergers
In considering the recommendation of the Terex Board to vote for the Terex stock issuance proposal, holders of Terex common stock should be aware that the directors and executive officers of Terex may have interests in the mergers that are different from, or in addition to, the interests of holders of Terex common stock generally. The Terex Board was aware of these interests when it approved the Merger Agreement and the transactions contemplated thereby, and considered them, in making its recommendation that Terex stockholders vote to approve the Terex stock issuance proposal.

The mergers will not constitute a “change in control” for purposes of any equity awards or other compensation arrangements with the Terex directors or executive officers. Accordingly, there are no payments or benefits to Terex directors or executive officers that are based on or otherwise relate to the mergers, and all equity award arrangements will continue to vest in accordance with their standard terms. Upon completion of the mergers, Simon Meester, the current chief executive officer of Terex, will continue in his current role with the Combined Company.
Following the mergers, seven of the nine directors of Terex as of the date of this joint proxy statement/prospectus will serve on the Combined Company Board. As of the date of this joint proxy statement/prospectus, it has not been finally determined which current directors of Terex will serve on the Combined Company board. For more information, see the section entitled “The Mergers—Terex Board After the Mergers.”
Interests of REV’s Non-Employee Directors and Executive Officers in the Mergers
REV’s non-employee directors and executive officers may have interests in the mergers, including financial interests, that are different from, or in addition to, the interests of holders of REV common stock generally. The REV Board was aware of these interests and carefully considered them to the extent that they existed at the time, among other matters, in evaluating, negotiating and approving the Merger Agreement and the transactions contemplated by the Merger Agreement (including the mergers), and in determining to recommend that holders of REV common stock vote to approve the REV merger proposal and the REV advisory compensation proposal. These interests are described in more detail below, and certain of them are quantified in the narrative and tables below.
For more information, see the sections of this joint proxy statement/prospectus entitled “The Mergers—Background of the Mergers,” “The Mergers—REV’s Reasons for the Mergers”; and “Interests of REV’s Non-Employee Directors and Executive Officers in the Mergers—Golden Parachute Compensation.”
REV’s current non-employee directors are as follows:

Name
Jean Marie “John” Canan
Charles Dutil
Maureen O’Connell
Kathleen Steele
Cynthia Augustine
David Dauch

Any reference to a “non-employee director” of REV in this joint proxy statement/prospectus shall be a reference to REV’s current non-employee directors set forth in the table above.
REV’s current executive officers are as follows:

Name	Position
Mark Skonieczny	President and Chief Executive Officer
Amy Campbell	Senior Vice President and Chief Financial Officer
Stephen Zamansky	Senior Vice President, General Counsel and Secretary

Any reference to an “executive officer” of REV in this joint proxy statement/prospectus shall be a reference to REV’s current executive officers set forth in the table above.
Certain Assumptions
Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section and in the section of this joint proxy statement/prospectus entitled “Interests of REV’s Non-Employee Directors and Executive Officers in the Mergers—Golden Parachute Compensation,” the following assumptions, as well as those described in the footnotes to the tables set forth below in this section and the section entitled “Interests of REV’s Non-Employee Directors and Executive Officers in the Mergers—Golden Parachute Compensation” were used:
•	the consummation of the mergers occurs on December 1, 2025;
•	each non-employee director ceases to be a director of REV upon the consummation of the mergers and does not serve on the Combined Company Board following the consummation of the mergers;

•
each executive officer’s employment with the Combined Company is terminated without “cause” or due to their resignation for “good reason” (each, as defined in the applicable plan or agreement) (a “qualifying termination”) in either case, immediately following the consummation of the mergers;

•
the total equity value for each non-employee director and executive officer is based on the individual’s unvested REV equity awards as of December 1, 2025, and a price per share of REV common stock of $52.49, which represents the average closing market price of REV common stock over the first five business days following the first public announcement of the mergers on October 30, 2025, as required by Item 402(t) of Regulation S-K;

•	the consummation of the mergers will constitute a “change in control” under the terms of the applicable plan or agreement; and
•
salary and annual target bonus of each executive officer remain unchanged from those in place as of the December 1, 2025; the calculations in this section and the section entitled “Interests of REV’s Non-Employee Directors and Executive Officers in the Mergers—Golden Parachute Compensation” do not include amounts to which the non-employee directors and executive officers were already entitled to receive or that were vested as of December 1, 2025; and these amounts do not attempt to forecast any additional equity award or compensation grants, issuances or forfeitures that may occur after December 1, 2025, and prior to the consummation of the mergers.

As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in this section and the section of this joint proxy statement/prospectus entitled “—Golden Parachute Compensation” the actual amounts, if any, to be received by the REV non-employee directors and executive officers may materially differ from the amounts set forth below.
Treatment of REV Equity Awards
The treatment of outstanding REV equity awards held by the non-employee directors and executive officers in connection with the mergers is summarized as follows:
•
REV Restricted Share Awards. Each REV restricted share award will be converted into (i) a Terex restricted share award covering 0.9809 shares of Terex common stock per share of REV common stock subject to the corresponding REV restricted share award prior to Closing, and (ii) a RSA restricted cash payment of $8.71 per share of REV common stock subject to the corresponding REV restricted share award prior to Closing;

•
REV RSU Awards. Each REV RSU award will be converted into a Terex RSU award covering a number of shares of Terex common stock equal to the award exchange ratio per share of REV common stock subject to the corresponding REV RSU award prior to Closing (assuming forecasted level of performance is achieved for any REV RSU award subject to performance vesting conditions);

•	REV Dividend Equivalents. Any REV dividend equivalents that are accrued, but unpaid, as of the Closing will be converted into a RSU restricted cash payment; and
•
Terms of Converted REV Equity Awards. The Terex restricted share awards, Terex RSU awards, RSA restricted cash payments and RSU restricted cash payments will generally be subject to the same terms and conditions that applied to the corresponding REV restricted share award or REV RSU award (as applicable), except that no Terex RSU award or RSU restricted cash payment will be subject to performance-vesting conditions.

Based on the assumptions described above under “Interests of REV’s Non-Employee Directors and Executive Officers in the Mergers—Certain Assumptions,” and those described in the footnotes to the below table, as well as the footnotes to the Golden Parachute Compensation Table set forth in the section of this joint proxy statement/prospectus entitled “Interests of REV’s Non-Employee Directors and Executive Officers in the Mergers—Golden Parachute Compensation” (“Golden Parachute Compensation Table”) (i) the following table sets forth the number of REV RSU awards held by the non-employee directors as of December 1, 2025, and the estimated value that would become payable to each non-employee director in respect of their REV RSU awards and REV dividend equivalents assuming that their service as a non-employee director is terminated upon the consummation of the mergers and that they do not serve on the Combined Company Board following the consummation of the mergers and (ii) an estimate of the amounts that would become payable to each executive officer in respect of the unvested REV restricted share awards, REV RSU awards and REV dividend equivalents that they each executive officer held as of December 1, 2025, assuming they experience a qualifying termination on or within the two-year period following the consummation of the mergers, is set forth in the Golden Parachute Compensation Table.

Name	REV RSU Awards (#)	REV RSU Awards ($)(1)	REV Dividend Equivalents ($)(2)	Total ($)
Jean Marie “John” Canan	3,611	189,541	867	190,408
Charles Dutil	3,611	189,541	867	190,408
Maureen O’Connell	3,611	189,541	867	190,408
Kathleen Steele	3,611	189,541	867	190,408
Cynthia Augustine	3,611	189,541	867	190,408
David Dauch	3,611	189,541	867	190,408

(1)
The amounts in this column reflect the aggregate value of the unvested REV RSU awards held by each non-employee director as of December 1, 2025, which is equal to the product obtained by multiplying the number of such REV RSU awards by $52.49, which reflects the average price per share of REV common stock over the first five business days following the first public announcement of the mergers.

(2)	The amounts in this column reflect the aggregate cash value of each non-employee director’s REV dividend equivalents that were accrued, but unpaid, as of December 1, 2025.
Severance Agreements
REV is party to a change in control severance agreement with each of the executive officers (the “Severance Agreements”). The Severance Agreements provide that, upon a qualifying termination occurring on or within the two-year period following a change in control (as defined in the applicable Severance Agreement), each executive officer will be eligible for the following payments and benefits (subject to their execution and non-revocation of a release of claims and compliance with any applicable restrictive covenants):
•
Cash Severance. A lump-sum cash payment equal to two times (or, in the case of Mr. Skonieczny, three times) the sum of (i) the executive officer’s base salary and (ii) the greater of (a) the executive officer’s target annual bonus for the year in which the qualifying termination occurs or (b) the executive officer’s target annual bonus for the year in which the change in control occurs, payable within 30 days after the executive officer’s execution of a release of claims.

•
Pro-Rata Annual Bonus. Payment of the executive officer’s annual bonus for the year in which the qualifying termination occurs, pro-rated based on the number of days the executive officer was employed during the performance period and calculated based on the greater of target performance or forecasted performance for the year in which the qualifying termination occurs (or, if the qualifying termination occurs in the year in which the change in control occurs, then the forecasted amount determined by REV prior to the change in control), payable at the same time that annual bonuses are generally paid.

•
Accelerated Vesting of REV Equity Awards. To the extent substituted, continued or assumed by the surviving corporation, unvested REV restricted share awards, REV RSU awards and any REV dividend equivalents will fully vest (assuming the greater of target or forecasted level of performance is achieved for any REV RSU award subject to performance vesting conditions).

•
Prior Year Bonus. Payment of any annual bonus earned for a completed performance period that remains unpaid as of the date of the qualifying termination, payable at the same time that annual bonuses are generally paid.

•	Health and Welfare Benefits. Continued subsidized health and welfare coverage for up to 18 months.
•	Outplacement Services. Up to 12 months of outplacement assistance, not to exceed $30,000 in value.
Based on the assumptions described above under “Interests of REV’s Non-Employee Directors and Executive Officers in the Mergers—Certain Assumptions” and those described in the footnotes to the Golden Parachute Compensation Table set forth in the section of this joint proxy statement/prospectus entitled “Interests of REV’s Non-Employee Directors and Executive Officers in the Mergers—Golden Parachute Compensation,” an estimate of the severance payments and benefits that would become payable to each executive officer assuming that they experience a qualifying termination on or within the two-year period following the consummation of the mergers is set forth in the Golden Parachute Compensation Table.

Indemnification; Directors’ and Officers’ Insurance
Pursuant to the terms of the Merger Agreement, the REV non-employee directors and executive officers will be entitled to certain ongoing indemnification and insurance coverage for a period of six years following the consummation of the mergers under the director’s and officer’s liability insurance policies of the Combined Company. For additional information with respect to the indemnification and insurance coverage, see the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Director, Officer and Employee Indemnification and Insurance.”
Appointment of Non-Employee Directors
The Merger Agreement provides that the Combined Company Board will include twelve non-employee directors, consisting of five non-employee directors of REV and seven non-employee directors of Terex. As of the date of this joint proxy statement/prospectus, the identities of the non-employee directors of REV who will serve on the Combined Company Board have not been finalized. For additional information with respect to the appointment of non-employee directors of REV to the Combined Company’s Board of Directors, see the section of this joint proxy statement/prospectus entitled “The Mergers—Terex Board After the Mergers.”
Golden Parachute Compensation
The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of REV that is based on, or otherwise relates to, the contemplated mergers. REV’s named executive officers for the covered period include Mark Skonieczny, Amy Campbell, Stephen Zamansky and Joseph LaDue (collectively, the “named executive officers”). The merger-related compensation payable to the named executive officers is the subject of an advisory (non-binding) vote of REV’s stockholders, as described in the section of this joint proxy statement/prospectus titled “Terex Proposals—Proposal 2-REV advisory compensation proposal.”
The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described above under the section of this joint proxy statement/prospectus entitled “Interests of REV’s Non-Employee Directors and Executive Officers in the Mergers—Certain Assumptions” and in the footnotes to the following table.
Golden Parachute Compensation Table

Name	Cash ($)(1)	Perquisites/ benefits ($)(2)	Equity ($)(3)	Total ($)(4)
Mark Skonieczny	6,296,712	65,314	19,403,244	25,765,270
Amy Campbell	1,834,247	64,649	2,315,462	4,214,358
Stephen Zamansky	1,681,877	65,314	4,064,880	5,812,071
Joseph LaDue	394,041	53,542	917,164	1,364,747

(1)
Cash. As described in the section of this joint proxy statement/prospectus titled “Interests of REV’s Non-Employee Directors and Executive Officers in the Mergers—Severance Agreements,” the named executive officers (including Mr. LaDue) are each eligible for cash severance pursuant to their respective Severance Agreements, subject to their execution and non-revocation of a release of claims and compliance with applicable restrictive covenants. Amounts in this column assume that each named executive officer experiences a qualifying termination immediately following the consummation of the mergers and reflect the following: (i) a lump-sum cash payment equal to two times (or, in the case of Mr. Skonieczny, three times and in the case of Mr. LaDue, one time) the sum of the named executive officer’s annual base salary and target annual bonus for fiscal year 2026, payable no later than 30 days after the named executive officer’s execution of a release of claims and (ii) the named executive officer’s prorated annual bonus for fiscal year 2026, payable in a lump sum at the same time that bonuses are generally paid. The amounts in this column are “double-trigger” payments as they will only become payable in the event of a qualifying termination occurring on or within two years of the consummation of the mergers.

Below is a breakdown of each component of the cash severance amounts reflected in the table above.

Name	Annual Base Salary ($)	FY 2026 Target Annual Bonus ($)	Severance Multiplier	Pro-Rated FY 2026 Annual Bonus ($)(a)	Total Cash Severance ($)(b)
Mark Skonieczny	940,000	1,128,000	3x	92,712	6,296,712
Amy Campbell	515,000	386,250	2x	31,747	1,834,247
Stephen Zamansky	472,000	354,375	2x	29,127	1,681,877
Joseph LaDue	275,000	110,000	1x	9,041	394,041

(a)
The amounts in this column represent each named executive officer’s pro-rated annual bonus for fiscal year 2026 based on the number of days the named executive officer was employed during the 2026 fiscal year prior to December 1, 2025, which is the assumed date of the consummation of the mergers and the date of each named executive officer’s qualifying termination. Further, REV has assumed that the fiscal year pro-rated annual bonus will be based on target-level of performance (as forecasted-level of performance are not capable of being determined as of December 1, 2025).

(b)
The amounts in this column do not include the named executive officers’ fiscal year 2025 annual bonus that was earned, but unpaid, as of December 1, 2025, which will be paid to REV’s named executive officers on or about December 12, 2025. On December 3, 2025, the compensation committee approved fiscal year 2025 annual bonuses for REV’s named executive officers as follows: Mr. Skonieczny, $2,272,320, Ms. Campbell, $650,981, Mr. Zamansky, $715,616, and Mr. LaDue, $182,886.

(2)
Perquisites/benefits. As described in the section of this joint proxy statement/prospectus titled “Interests of REV’s Non-Employee Directors and Executive Officers in the Mergers—Severance Agreements,” the named executive officers (including Mr. LaDue) are eligible for (i) up to 18 months (or, in the case of Mr. LaDue, 12 months) of subsidized continuation coverage under the applicable health and welfare benefit plans of the Combined Company and (ii) subsidized outplacement services for 12 months (up to a maximum outplacement subsidy of $30,000). Amounts in this column assume that each named executive officer experiences a qualifying termination immediately following the consummation of the mergers. The amounts in this column are “double-trigger” payments as they will only become payable in the event of a qualifying termination occurring on or within two years of the consummation of the mergers.

Below is a breakdown of each component of the benefits amount reflected in the table above.

Name	Subsidized Health and Welfare Benefits ($)(a)	Subsidized Outplacement Services ($)(b)	Total ($)
Mark Skonieczny	35,314	30,000	65,314
Amy Campbell	34,649	30,000	64,649
Stephen Zamansky	35,314	30,000	65,314
Joseph LaDue	23,542	30,000	53,542

(a)	The amounts in this column assume that each named executive officer will receive subsidized health and welfare benefits for the full 12- or 18-month period following their qualifying termination.
(b)	The amounts in this column assume that each named executive officer will receive the maximum amount of subsidized outplacement services permitted under their respective Severance Agreement.
(3)
Equity. The amounts in this column represent the estimated value that may be realized by the named executive officers in respect of the unvested REV restricted share awards, REV RSU awards and REV dividend equivalents they held as of December 1, 2025. As described in the section of this joint proxy statement/prospectus titled “Interests of REV’s Non-Employee Directors and Executive Officers in the Mergers—Treatment of REV Equity Awards,” upon the consummation of the mergers, (i) each REV restricted share award will be converted into a Terex restricted share award covering 0.9809 shares of Terex common stock per share of REV common stock subject to the corresponding REV restricted share award and a RSA restricted cash payment, (ii) each REV RSU award will be converted into a Terex RSU award (assuming forecasted level of performance is achieved for any REV RSU award subject to performance vesting conditions), and (iii) REV dividend equivalents that are accrued, but unpaid, as of the consummation of the mergers will be converted into a RSU restricted cash payment. Pursuant to each named executive officer’s respective Severance Agreement, if any named executive officer experiences a qualifying termination on or within two years of a change in control, their unvested REV restricted share awards, REV RSU awards and REV dividend equivalents (including the Terex restricted share awards, Terex RSU awards, RSA restricted cash payments and RSU restricted cash payments pursuant to which such REV equity awards were converted) held by the named executive officer as of the date of their qualifying termination will fully vest as of the date of their qualifying termination (subject to the named executive officer’s execution of a release of claims and compliance with applicable restrictive covenants). The amounts in this column are “double-trigger” payments as they will only become payable in the event of a qualifying termination occurring on or within two years following the consummation of the mergers.

A breakdown of the estimated value of the unvested REV restricted share awards, REV RSU awards and REV dividend equivalents held by the named executive officers as of December 1, 2025.

Name	REV Restricted Share Awards (#)	REV Restricted Share Awards ($)(1)	REV RSU Awards (#)	REV RSU Awards ($)(2)	REV Dividend Equivalents ($)(3)	Total ($)
Mark Skonieczny	222,010	11,653,305	146,974	7,714,665	35,274	19,403,244
Amy Campbell	17,649	926,396	26,343	1,382,744	6,322	2,315,462
Stephen Zamansky	32,832	1,723,352	44,406	2,330,871	10,657	4,064,880
Joseph LaDue	—	—	16,649	873,906	43,258	917,164

(1)
The amounts in this column reflect the aggregate value of the unvested REV restricted share awards held by each named executive officer as of December 1, 2025, which is equal to the product obtained by multiplying the number of such REV restricted share awards by $52.49, which reflects the average price per share of REV common stock over the first five business days following the first public announcement of the mergers.

(2)
The amounts in this column reflect the aggregate value of the unvested REV RSU awards held by each named executive officer as of December 1, 2025, which is equal to the product obtained by multiplying the number of such REV restricted share awards by $52.49 (assuming forecasted level of performance is achieved for any REV RSU award subject to performance vesting conditions), which reflects the average price per share of REV common stock over the first five business days following the first public announcement of the mergers.

(3)	The amounts in this column reflect the aggregate cash value of each named executive officer’s REV dividend equivalents that were accrued, but unpaid, as of December 1, 2025.
Director Compensation
As required by Item 18(a)(7) of Form S-4, this joint proxy statement/prospectus is required to provide, with respect to each person who will serve as a director of the Combined Company, the information required by Item 402 of Regulation S-K. As noted above in the section of this joint proxy statement/prospectus entitled “The Mergers—Terex Board After the Mergers,” as of the date of this joint proxy statement/prospectus, the identities of the non-employee directors of REV who will serve on the Combined Company Board have not been finalized. Accordingly, REV is providing the information required by Item 402(k) of Regulation S-K for each of REV’s non-employee directors who may serve on the Combined Company Board with respect to the compensation they received from REV for fiscal year 2025.

Name	Fees earned or paid in cash ($)(1)	Stock awards ($)(2)	Total ($)
Jean Marie “John” Canan	177,500	111,183	288,683
Charles Dutil	101,250	111,183	212,433
Maureen O’Connell	108,125	111,183	219,308
Kathleen Steele	101,250	111,183	212,433
Cynthia Augustin	86,250	111,183	197,433
David Dauch	72,917	111,183	184,100

____________
(1)
The amounts reported in this column represent the aggregate dollar amount of all fees paid in cash to each non-employee director in fiscal year 2025 for their service as a director, including any annual retainer fees, committee and/or chair fees.

(2)
The amounts reported in this column represent the grant date fair value of REV RSU awards granted to non-employee members of the REV Board calculated in accordance with the provisions of ASC Topic 718. The valuation assumptions used in determining such amounts are described in Notes 2 and 14 to REV’s consolidated financial statements included in the Annual Report on Form 10-K for fiscal year 2024.

REV’s non-employee directors receive an annual retainer fee of $80,000 for their board service. The independent chair of the REV Board receives an annual retainer fee of $80,000 for such service, the chairperson of the audit committee of the REV Board receives an annual fee of $22,500 for such service, the chairperson of the nominating and corporate governance committee receives an annual fee of $15,000 for such service, and the chairperson of the compensation committee receives an annual fee of $20,000 for such service. Other non-employee directors who serve on a committee of the REV Board receive an additional annual fee of $7,500 for their service on each committee. These fees are payable in four equal installments upon the first month of each fiscal quarter and are subject to monthly pro-ration for any partial term served as a member of the REV Board or a member of any committee of the REV Board.
Non-employee directors also receive one or more grants of equity compensation from REV in respect of their service on the REV Board. In fiscal year 2025, REV’s non-employee directors received an annual grant of RSUs in the amount equal to $110,000, with the number of shares calculated based on the 30-day average share price of the REV common stock.

As of October 31, 2025, REV’s non-employee directors held the following outstanding RSUs (in the aggregate):

Name	REV RSU Awards (#)
Jean Marie “John” Canan	3,611
Charles Dutil	3,611
David Dauch	3,611
Maureen O’Connell	3,611
Kathleen Steele	3,611
Cynthia Augustin	3,611

Cap on Director Compensation
Annual compensation for non-employee directors is capped at $1,000,000 per director, which such cap including all cash and non-cash compensation (including the dollar value of all equity awards) paid in a single calendar year. Non-employee directors receive an annual retainer fee of $80,000 for their board service.
Terex Board After the Mergers
Pursuant to the Merger Agreement, prior to the first effective time, Terex is required to take all necessary actions so that, upon and after the first effective time, the Terex Board is comprised of twelve directors, including (i) seven Legacy Terex Directors and (ii) five Legacy REV Directors who are independent (within the applicable meaning of the rules and regulations of the SEC and NYSE) and that are reasonably acceptable to Terex prior to the Closing.
The Merger Agreement also provides that, except as may be agreed by two-thirds of all members of the Terex Board (including the affirmative vote of at least two Legacy REV Directors):
•
Terex shall cause forty-two percent (rounded to the nearest whole number) of the Legacy Directors included on the slate of director nominees submitted by the Terex Board to Terex stockholders for election at each annual meeting of Terex stockholders occurring after the Closing through the 2027 annual meeting of Terex stockholders to be Legacy REV Directors and fifty-eight percent (rounded to the nearest whole number) of the Legacy Directors included on the slate of director nominees submitted to Terex stockholders for election at each annual meeting of Terex stockholders occurring after the Closing through the 2027 annual meeting of Terex stockholders to be to be Legacy Terex Directors;

•	after the Closing until the 2028 annual meeting of Terex stockholders, the chair of the Terex Board shall be a Legacy Terex Director;
•
after the Closing until the 2028 annual meeting of Terex stockholders, the Terex Board shall have two vice chairs of the Terex Board, with one such vice chair being a Legacy Terex Director and one such vice chair being a Legacy REV Director;

•
after the Closing until the 2028 annual meeting of Terex stockholders, the chair of the Governance, Nominating and Corporate Responsibility Committee of the Terex Board shall be a Legacy Terex Director;

•	after the Closing until the 2028 annual meeting of Terex stockholders, the chair of the Audit Committee of the Terex Board shall be a Legacy REV Director; and
•	after the Closing until the 2028 annual meeting of Terex stockholders, the chair of the Compensation and Human Capital Committee of the Terex Board shall be a Legacy REV Director.
As of the date of this joint proxy statement/prospectus, it has not yet been finally determined which current members of the REV Board will be appointed as members of the Terex Board effective upon the Closing; such Legacy REV Directors will be designated by REV prior to the Closing and must be reasonably acceptable to Terex.
Accounting Treatment
The mergers will be accounted for by applying the acquisition method of accounting for business combinations under GAAP. Under this method, Terex will be the accounting acquirer. Accordingly, pursuant to GAAP, Terex will allocate the purchase consideration to the identified tangible and intangible assets and liabilities acquired from REV based on their fair value, with limited exceptions, as of the date of closing, with any excess recorded to goodwill.

Regulatory Matters
REV and Terex have agreed to cooperate with each to do all things reasonably necessary, proper or advisable under the Merger Agreement and applicable laws to consummate the mergers, including: (i) preparing and filing all documentation to effect all necessary notices, reports and other filings and to obtain all consents, registrations, approvals, authorizations, clearances, no-action letters, expiration of waiting periods, and other permits necessary or deemed advisable by REV and Terex to be obtained from any third party and/or any governmental entity in order to consummate the mergers; (ii) responding to any inquiries or requests for additional information and documentary material received from any governmental entity in connection with any antitrust laws related to the mergers; (iii) not agreeing to extend any waiting period or to refile under any antitrust law (except with the prior written consent of the other party thereto); and (iv) not entering into any agreement with any governmental entity to not consummate the mergers and the other transactions contemplated by the Merger Agreement (except with the prior written consent of the other party thereto).
Antitrust Clearance
The mergers are subject to the requirements of the HSR Act, which provide that certain transactions may not be completed until notification and report forms are furnished to the Antitrust Division of the DOJ and the FTC, and the HSR Act waiting period is terminated or expires.
On November 19, 2025, Terex and REV each filed their respective requisite notification and report forms under the HSR Act with the DOJ and the FTC. The 30-day waiting period following the parties’ filings expired on December 19, 2025, at 11:59 p.m. Eastern time. The HSR filing fee was shared equally between REV and Terex.
At any time before or after consummation of the mergers, the FTC or the DOJ, or any state, could take such Action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the mergers or to conditionally permit completion of the mergers subject to regulatory concessions or conditions, such as seeking the divestiture of substantial assets of Terex or REV or their respective subsidiaries. Private parties may also seek to take Action under antitrust laws under certain circumstances.
Although neither Terex nor REV believes that the mergers will violate the antitrust laws, there can be no assurance that a challenge to the mergers on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.
U.S. Securities and Exchange Commission
In connection with the Terex stock issuance proposal, Terex has filed a registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, that must be declared effective by the SEC and pursuant to which the issuance of shares of Terex common stock issuable under the Merger Agreement in the mergers will be registered with the SEC.
The New York Stock Exchange
The completion of the mergers is subject to approval for listing of the shares of Terex common stock to be issued pursuant to the Merger Agreement on the NYSE, subject to official notice of issuance.
Stock Exchange Listings
Terex common stock is listed for trading on the NYSE under the symbol “TEX”. REV common stock is listed on the NYSE under the symbol “REVG”. Following the first effective time, the REV common stock currently listed on the NYSE will be delisted from such exchange and deregistered under the Exchange Act.
Under the terms of the Merger Agreement, it is a condition to the consummation of the mergers that the shares of Terex common stock to be issued pursuant to the Merger Agreement be approved for listing on the NYSE, subject to official notice of issuance. The Merger Agreement provides that neither Terex nor REV will be required to complete the mergers if such shares are not authorized for listing on the NYSE, subject to official notice of issuance.
Appraisal Rights
Record holders and beneficial owners of REV common stock who comply with the procedures summarized below will be entitled to appraisal rights if the first merger is completed. Under Section 262 of the DGCL (“Section 262”), record holders and beneficial owners of shares of REV common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled to have such shares of REV common stock appraised by the Delaware Court of Chancery (“Court of Chancery”). Shares of REV common stock held by record holders and beneficial owners who properly exercise appraisal rights in accordance with Section 262 will not be converted into the right to receive the merger consideration, but instead will be canceled and represent the right to receive, in lieu of the merger consideration, a cash payment that is equal to the fair value of their shares of REV common stock at the first effective time (exclusive of any element of value arising from the accomplishment or expectation of the first merger), as determined by the Court of Chancery, together with interest, if any as determined in accordance with Section 262 (the “appraisal payment”). The fair value of such shares of REV common stock could be more than, less than, or equal to the merger consideration. REV is required to send a notice to that effect to each record holder, as of the record date, of REV common stock not less than 20 days prior to the REV special meeting and include in the notice a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. This proxy statement/prospectus constitutes REV’s notice to the record holders of REV common stock that appraisal rights are available in connection with the first merger, and the full text of Section 262 may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.
The following is intended as a brief summary of the material provisions of Section 262, which sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of the applicable requirements, and is qualified in its entirety by reference to Section 262. All references in Section 262 to “stockholder” and in this summary to a “stockholder” or “holder” are to the record holder of shares of REV common stock as to which appraisal rights are asserted and all such references to a “beneficial owner” are to a person who is the beneficial owner of REV common stock held either in voting trust or by a nominee on behalf of such person. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262. Failure to comply timely and properly with the requirements of Section 262 may result in the loss of your appraisal rights under the DGCL. This notice does not constitute any legal or other advice, nor does it constitute a recommendation that holders or beneficial owners of REV common stock exercise their appraisal rights under Section 262. YOU ARE STRONGLY ENCOURAGED TO CONSULT A LEGAL ADVISOR BEFORE ATTEMPTING TO EXERCISE YOUR APPRAISAL RIGHTS.
Record holders and beneficial owners of REV common stock who desire to exercise their appraisal rights must do all of the following:
•	not vote in favor of the adoption of the Merger Agreement;
•
deliver in the manner set forth below a written demand for appraisal of such holder’s or beneficial owner’s shares of REV common stock to the Corporate Secretary of REV before the vote on the REV merger proposal at the REV special meeting is taken;

•	continuously hold of record or beneficially own, as applicable, such shares of REV common stock from the date of making the demand through completion of the first merger; and
•	otherwise comply with the requirements of Section 262.
A demand for appraisal must be executed by or for the holder of record or beneficial owner, as applicable. The demand should set forth, fully and correctly, the person’s identity. If shares are owned of record or beneficially owned by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all such joint holders of record or beneficial owners. An authorized agent, including an agent of two or more joint holders of record or beneficial owners, may execute the demand for appraisal for a stockholder of record or beneficial owner; however, the agent must identify the record holder or holders or beneficial owner or owners, respectively, and expressly disclose that, in exercising the demand, the agent is acting as agent for the record holder or holders or beneficial owner or owners, as applicable.
As required by Section 262, a demand for appraisal must be in writing and must reasonably inform REV of the identity of the record holder or beneficial owner and of such holder’s or beneficial owner’s intention to seek appraisal of the holder’s or beneficial owner’s shares.

Record holders and beneficial owners of REV common stock who elect to demand appraisal of their shares must mail or deliver their written demand to:
REV Group, Inc.
245 South Executive Drive, Suite 100
Brookfield, Wisconsin 53005
Attention: Corporate Secretary
The written demand for appraisal should specify the stockholder’s name and mailing address. In addition, in the case of a demand for appraisal of a beneficial owner, the demand must also (i) reasonably identify the holder of record of the shares for which the demand is made, (ii) be accompanied by documentary evidence of the beneficial owner’s ownership of stock (such as a brokerage or securities account statement containing such information or a letter from the broker or other record holder of such shares confirming such information) and a statement that such documentary evidence is a true and correct copy of what it purports to be and (iii) provide an address at which such beneficial owner consents to receive notices given by the surviving corporation under Section 262 and the verified list required by subsection (f) of Section 262 (discussed further below). Whether made by a holder of record or a beneficial owner, the written demand must reasonably inform REV that the REV holder of record or beneficial owner intends thereby to demand an appraisal of their shares. The written demand must be received by REV prior to the vote on the REV merger proposal at the REV special meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the REV merger proposal will alone suffice to constitute a written demand for appraisal within the meaning of Section 262. In addition, the holder or beneficial owner must not vote its shares of REV common stock in favor of adoption of the REV merger proposal. An executed proxy by a record holder that does not contain voting instructions will, unless revoked, be voted in favor of adoption of the REV merger proposal and will cause the stockholder’s right of appraisal to be lost. Therefore, a REV stockholder who desires to exercise appraisal rights should either (a) refrain from executing and submitting the enclosed proxy card or (b) vote by proxy against the adoption of the REV merger proposal or affirmatively register an abstention with respect thereto. In the case of a beneficial owner, brokers, banks and other nominees that hold shares of REV common stock in “street name” for their customers do not have discretionary authority to vote on the REV merger proposal without specific voting instructions from the beneficial owner on such proposal, but such brokers, banks or other nominees will vote such shares as instructed if the beneficial owner provides such instructions. If a beneficial owner of shares held in “street name” instructs such person’s broker, bank or other nominee to vote such person’s shares in favor of the REV merger proposal, and does not revoke such instruction prior to the vote on the REV merger proposal, then such shares will be voted in favor of the REV merger proposal, and it will cause such beneficial owner to lose their right to appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a beneficial owner who wishes to exercise appraisal rights must either not provide any instructions to such person’s broker, bank or other nominee how to vote on the REV merger proposal or must instruct such broker, bank or other nominee to vote against the REV merger proposal or abstain from voting on such proposal.
Within 120 days after completion of the first merger, either Merger Sub 2 (as the surviving entity), or any holder or beneficial owner of shares of REV common stock who has timely and properly demanded appraisal of such person’s shares and who has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery, with a copy served on Merger Sub 2 (as the surviving entity) in the case of a petition filed by a stockholder or beneficial owner, demanding a determination of the fair value of the shares of all persons who have properly demanded appraisal. There is no present intent on the part of Merger Sub 2 (as the surviving entity) to file an appraisal petition, and stockholders or beneficial owners seeking to exercise appraisal rights should not assume that Merger Sub 2 (as the surviving entity) will file such a petition or that Merger Sub 2 (as the surviving entity) will initiate any negotiations with respect to the fair value of such shares. Accordingly, record holders and beneficial owners of REV common stock who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. If no such petition is filed within that 120-day period, appraisal rights will be lost for such person.
Within 120 days after completion of the first merger, any holder or beneficial owner of shares of REV common stock who has complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from Merger Sub 2 (as the surviving entity) a statement setting forth the aggregate number of shares of REV common stock not voting in favor of the first merger and with respect to which demands for appraisal were received by Merger Sub 2 (as the surviving entity) and the number of holders or beneficial owners holding or owning such shares (provided that, in the case of a demand made by a beneficial owner in such person’s name, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement must be mailed within ten days after the written request therefor has been received by Merger Sub 2 (as the surviving entity) or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.
If a petition for appraisal is duly filed by a holder or beneficial owner of REV common stock and a copy of the petition is served upon Merger Sub 2 (as the surviving entity), then Merger Sub 2 (as the surviving entity) will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all persons who have demanded an appraisal of their shares of REV common stock and with whom agreements as to the value of their shares of REV common stock have not been reached. Upon the filing of any such petition, the Court of Chancery may order the Delaware Register in Chancery to provide notice of the time and place fixed for the hearing on the petition be mailed to Merger Sub 2 (as the surviving entity) and all of the persons shown on the verified list. The costs of these notices are borne by Merger Sub 2 (as the surviving entity).
After notice to persons who have demanded appraisal, if such notice is ordered by the Court of Chancery, the Court of Chancery will conduct a hearing upon the petition and determine those persons who have complied with Section 262 and who have become entitled to appraisal rights. The Court of Chancery may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such person. Assuming shares of REV common stock remain listed on a national securities exchange immediately before the first merger (which we expect to be the case), the Court of Chancery must dismiss an appraisal proceeding as to all holders or beneficial owners of REV common stock who assert appraisal rights unless (i) the total number of shares entitled to appraisal rights which have been pursued and perfected exceeds 1% of the outstanding shares of the class or series eligible for appraisal as measured in accordance with subsection (g) of Section 262, or (ii) the value of the consideration provided in the first merger (i.e., the merger consideration) for such total number of shares seeking appraisal exceeds $1.0 million, or (iii) the first merger was approved pursuant to Section 253 or Section 267 of the DGCL (which, with respect to this clause (iii), we do not expect to be the case). Where proceedings are not dismissed, and after determining the persons entitled to an appraisal, the appraisal proceeding will be conducted, as to the shares of REV common stock owned by such holders or beneficial owners of REV common stock, in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings.
In determining fair value and the amount of the appraisal payment, if any, the Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the first merger that throw any light on future prospects of the merged corporation. The Delaware Supreme Court has indicated that transaction price is one of the relevant factors the Court of Chancery may consider in determining “fair value” and that absent deficiencies in the sale process the transaction price should be given “considerable weight.” Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Unless the Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in subsection (h) of Section 262, interest from the effective date of the first merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the effective date of the first merger and the date of payment of the judgment.

At any time before the entry of judgment in the proceedings, Merger Sub 2 (as the surviving entity) may pay to each person entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided in Section 262 only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court of Chancery, and (ii) interest theretofore accrued, unless paid at that time. When the appraisal payment is determined, the Court of Chancery will direct the payment of such value to the persons entitled thereto upon such terms and conditions as the Court of Chancery may order. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.
Record holders and beneficial owners of REV common stock considering seeking appraisal should be aware that the fair value of their shares of REV common stock could be more than, less than, or equal to the merger consideration, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262. Each of Terex, Merger Sub 2 (as the surviving entity) and REV reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of REV common stock is less than the merger consideration.
Upon application by Merger Sub 2 (as the surviving entity) or by any holder or beneficial owner of shares of REV common stock entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the verified list filed by Merger Sub 2 (as the surviving entity) pursuant to subsection (f) of Section 262 may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262. The Court of Chancery will direct the payment of the fair value of the shares, together with interest, if any, by Merger Sub 2, as the surviving entity, to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court of Chancery may order. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.
The cost of the appraisal proceeding may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. The Court of Chancery may order that all or a portion of the expenses incurred by such holder or beneficial owner of REV common stock in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.
From and after the date of completion of the first merger, any holder or beneficial owner of REV common stock who has duly demanded appraisal in compliance with Section 262 will not, after completion of the first merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a time prior to completion of the first merger.
Within ten days after the first effective time, Merger Sub 2 (as the surviving entity) must give notice of the date that the first merger became effective to each holder of REV common stock who has properly filed a written demand for appraisal, who did not vote in favor of the REV merger proposal and who has otherwise complied with Section 262 and any beneficial owner who has demanded appraisal in such person’s name pursuant to Section 262. At any time within 60 days after the first effective time, any holder or beneficial owner of REV common stock who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such person’s demand for appraisal and to accept the merger consideration to which the person is entitled pursuant to the first merger. After this period, a holder or beneficial owner of REV common stock may withdraw such person’s demand for appraisal only with the written approval of Merger Sub 2 (as the surviving entity). Notwithstanding the foregoing, no petition timely filed in the Court of Chancery demanding appraisal will be dismissed as to any person without the approval of the Court of Chancery, and that approval may be conditioned upon such terms as the Court of Chancery deems just. However, the preceding sentence will not affect the right of any record holder or beneficial owner of REV common stock who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the first merger within 60 days after completion of the first merger as summarized in the second sentence of this paragraph.
If no petition for appraisal is filed with the Court of Chancery within 120 days after completion of the first merger, appraisal will cease and all record holders and beneficial owners of REV common stock will be entitled only to receive the merger consideration as provided for in the Merger Agreement.

The foregoing is only a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262, a copy of which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.
Failure to comply with all the procedures set forth in Section 262 may result in the loss of a holder’s or beneficial owner’s statutory appraisal rights. Consequently, if you wish to exercise your appraisal rights, you are strongly urged to consult a legal advisor before attempting to exercise your appraisal rights.
Litigation Related to the Mergers
As of December 22, 2025, REV and Terex have received letters from counsel representing purported stockholders of REV alleging that the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part is materially misleading and/or omits purportedly material information, and demanding that corrective disclosures be made. REV and Terex believe such allegations are without merit.

THE MERGER AGREEMENT
This section of the joint proxy statement/prospectus describes the material terms of the Merger Agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the Merger Agreement which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. We urge you to read the full text of the Merger Agreement as it is the legal document governing the mergers. This section is not intended to provide you with any factual information about Terex or REV. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Terex and REV make with the SEC as described in the section entitled “Where You Can Find More Information.”
Explanatory Note Regarding the Merger Agreement
The Merger Agreement and this summary of terms are included to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about Terex and REV contained in this joint proxy statement/prospectus or in the public filings Terex or REV make with the SEC may supplement, update or modify the factual disclosures about Terex and REV contained in the Merger Agreement. The Merger Agreement contains representations and warranties by Terex, on the one hand, and by REV, on the other hand, made solely for the benefit of the other parties to the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Terex and REV were qualified and subject to important limitations agreed to by Terex and REV in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right not to consummate the mergers if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that Terex and REV each delivered in connection with the Merger Agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about Terex and REV at the time they were made or otherwise and should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” for more information about Terex and REV.
Structure of the Mergers
REV’s Board of Directors and Terex’s Board of Directors each unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers.
The Merger Agreement provides that (i) Merger Sub 1 will be merged with and into REV, whereupon the separate existence of Merger Sub 1 will cease, and REV will continue as the surviving corporation in the first merger and a direct wholly-owned subsidiary of Terex and (ii) immediately after the first merger, REV will be merged with and into Merger Sub 2, whereupon the separate existence of REV will cease, and Merger Sub 2 will continue as the surviving entity in the second merger and a direct wholly-owned subsidiary of Terex.
Merger Consideration
The Merger Agreement provides that, at the effective time of the first merger (the “first effective time”), each share of REV common stock issued and outstanding immediately prior to the first effective time (other than cancelled shares, dissenting shares, or REV restricted share awards) will automatically be cancelled and cease to exist and convert into the right to receive, in accordance with and subject to the terms, conditions and procedures in the Merger Agreement (together with, if applicable, cash in lieu of fractional shares as described below, the “merger consideration”), without interest and subject to any required tax withholding, (i) 0.9809 shares of common stock, par value $0.01 per share, of Terex common stock and (ii) $8.71 in cash. No fractional shares of Terex common stock will be issued in the mergers, and holders of REV common stock will receive cash in lieu of any fractional shares of Terex common stock. From and after the first effective time, REV stockholders will cease to have any rights with respect to REV common stock except the right to receive the merger consideration therefor and any dividends or other distributions such holder has the right to receive in respect of dividends or other distributions under the terms of the Merger Agreement.
The Merger Agreement does not contain any provision that would adjust the exchange ratio based on fluctuations in the trading prices of either shares of Terex common stock or shares of REV common stock. Since the market price of shares of Terex common stock may fluctuate between the date of the Merger Agreement and the first effective time, the market value of the merger consideration to be paid to REV stockholders will depend on the market price of Terex common stock at the first effective time.
Governing Documents
At the first effective time, (i) the REV charter will be amended and restated in the form of the certificate of incorporation of Merger Sub 1 in effect immediately prior to the first effective time (with such modifications as may be necessary so that the name of the surviving corporation will be “REV Group, Inc.” and to comply with the terms of the Merger Agreement), as the certificate of incorporation of the surviving corporation and (ii) the bylaws of Merger Sub 1, as in effect immediately prior to the first effective time (with such modifications as may be necessary so that the name of the surviving corporation will be “REV Group, Inc.” and to comply with the terms of the Merger Agreement), will be the bylaws of the surviving corporation, each until the effective time of the second merger (the “second effective time”).
At the second effective time, the certificate of formation and limited liability company agreement of Merger Sub 2 (with such modifications as may be necessary so that the name of the surviving entity will be “REV Group, LLC” and to comply with the terms of the Merger Agreement) will be the certificate of formation and limited liability company agreement of the surviving corporation.
Treatment of REV Equity Awards
REV Restricted Share Awards. Under the Merger Agreement, each REV restricted share award will be converted into (i) a Terex restricted share award, relating to a number of shares of Terex common stock, equal to the product, rounded down to the nearest whole number of shares, of (a) the number of shares of REV common stock subject to the REV restricted share award, multiplied by (b) 0.9809, and (ii) a restricted share award restricted cash payment in an amount equal to the product of (1) the number of shares of REV common stock subject to the REV restricted share award, multiplied by (2) $8.71. Each converted Terex restricted share award and restricted share award restricted cash payment will generally be subject to the same terms and conditions that applied to the corresponding REV restricted share award prior to the Closing.
REV RSU Awards. The Merger Agreement provides that each REV RSU award will be converted into a Terex RSU award, relating to a number of shares of Terex common stock, equal to the product, rounded down to the nearest whole number of shares, of (i) the number of shares of REV common stock (assuming forecasted level of performance is achieved for any REV RSU award subject to performance vesting conditions), multiplied by (ii) the award exchange ratio. Each converted Terex RSU award will generally be subject to the same terms and conditions that applied to the corresponding REV RSU award, except that the Terex RSU award will not be subject to performance-vesting conditions.
REV Dividend Equivalents. The Merger Agreement provides that each REV dividend equivalent on a REV RSU award that is accrued, but unpaid, as of immediately prior to the Closing will be converted into a RSU restricted cash payment. Each converted RSU restricted cash payment will generally be subject to the same terms and conditions that applied to the corresponding REV RSU award, except that the RSU restricted cash payment will not be subject to performance-vesting conditions.
Closing and Effective Time
Subject to the terms and conditions of the Merger Agreement, the Closing will take place at 8:00 a.m., New York City time, on the third business day following the date on which the last of the conditions in the Merger Agreement are satisfied or, to the extent not prohibited by law, waived in accordance with the Merger Agreement (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or, to the extent not prohibited by law, waiver of those conditions).

Exchange and Payment Procedures
Prior to the first effective time, Terex will enter into an agreement (in a form reasonably acceptable to REV) with the Terex’s transfer agent (or such other bank or trust company selected by Terex and reasonably acceptable to REV to act as exchange agent) (the “exchange agent”) for purposes of delivering the merger consideration pursuant to the Merger Agreement and will deposit with the exchange agent (i) cash in an amount sufficient to deliver the aggregate cash consideration in respect of shares of REV common stock, (ii) the aggregate cash payable in lieu of any fractional shares of REV common stock and (iii) evidence of shares of Terex common stock in book-entry form representing the number of shares of Terex common stock sufficient to deliver the aggregate stock consideration payable to holders of shares of REV common stock.
Terex, the surviving corporation and the exchange agent will be entitled to deduct and withhold from the merger consideration otherwise payable pursuant to the Merger Agreement such amounts as may be required to be deducted or withheld under applicable law.
Certificates
Promptly after the first effective time, and in no event later than the second business day following the first effective time, the surviving corporation will cause the exchange agent to mail to record holders of outstanding REV common stock certificates: (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of REV common stock certificates in exchange for the merger consideration. Upon surrender of a REV common stock certificate to the exchange agent, together with the duly completed and validly executed letter of transmittal, (a) the holder of such REV common stock certificate will be entitled to receive the merger consideration pursuant to the Merger Agreement, with the shares of Terex common stock being in non-certificated book-entry form, and (b) the REV common stock certificate so surrendered will be canceled.
If any REV common stock certificate has been lost, stolen or destroyed, then upon (i) the making of an affidavit of that fact by the owner claiming such REV common stock certificate to be lost, stolen or destroyed and (ii) if required by Terex or the exchange agent, the delivery of a bond (in such amount as Terex or the exchange agent may determine is reasonably necessary) as indemnity against any claim that may be made against the exchange agent, Terex or the surviving corporation with respect to such REV common stock certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed REV common stock certificate the merger consideration and any dividends and distributions deliverable in respect of the shares of REV common stock formerly represented by such certificate.
Book-Entry Shares
Promptly after the first effective time, and in no event later than the second business day following the first effective time, the surviving corporation will cause the exchange agent to mail to record holders of uncertified shares of REV common stock represented by book-entry customary instructions for use in effecting the surrender of book-entry shares in exchange for the merger consideration. Upon receipt by the exchange agent of an “agent’s message” in customary form, and such other evidence of surrender as may be reasonably requested by the exchange agent, the holder of such book-entry share will be entitled to receive the merger consideration pursuant to the Merger Agreement, with the merger consideration subject to deduction for any required withholding tax and the shares of Terex common stock being in non-certificated book-entry form.
Representations and Warranties
The Merger Agreement contains representations and warranties made by REV relating to a number of matters, including the following:
•	organization;
•	capitalization;
•	subsidiaries;
•	corporate authority relative to execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby including the mergers;
•	no conflicts;
•	governmental approvals and consents;

•	reports and financial statements;
•	the absence of undisclosed liabilities;
•	information in public filings;
•	the absence of certain changes;
•	litigation;
•	compliance with laws;
•	taxes;
•	employee benefit plans and related matters;
•	employees and labor matters;
•	intellectual property and data privacy;
•	certain contracts;
•	environmental laws and regulations;
•	insurance matters;
•	anti-corruption and trade sanctions;
•	takeover statutes;
•	the REV requisite vote;
•	real properties;
•	the opinion of J.P. Morgan, financial advisor to REV; and
•	brokers.
The Merger Agreement contains representations and warranties made by Terex, Merger Sub 1 and Merger Sub 2 relating to a number of matters including the following:
•	organization;
•	capitalization;
•	subsidiaries;
•	corporate authority relative to execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby including the mergers;
•	no conflicts;
•	governmental approvals and consents;
•	reports and financial statements;
•	the absence of undisclosed liabilities;
•	information in public filings;
•	the absence of certain changes;
•	litigation;
•	compliance with laws;
•	taxes;
•	employee benefit plans and related matters;
•	employees and labor matters;
•	intellectual property and data privacy;

•	certain contracts;
•	environmental laws and regulations;
•	insurance matters;
•	anti-corruption and trade sanctions;
•	the Terex requisite vote;
•	available funds;
•	real properties;
•	ownership of REV common stock;
•	the opinion of Barclays, financial advisor to Terex; and
•	brokers.
Certain representations and warranties of Terex and REV are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect,” means, with respect to REV or Terex, as applicable, any change, development, event, occurrence, effect or state of facts that, individually or in the aggregate with all such other changes, developments, events, occurrences, effects or states of facts has or is reasonably expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Terex and its subsidiaries or REV and its subsidiaries, taken as a whole, provided, that, none of the following will be deemed, either alone or in combination, to constitute, or be taken into account in determining whether there has been, a material adverse effect:
•	any change in capital market conditions generally or general economic conditions including with respect to interest rates or currency exchange rates;
•	any change in geopolitical conditions or any outbreak or escalation of hostilities, acts of war or terrorism occurring after the date of the Merger Agreement;
•
any hurricane, tornado, flood, earthquake or other natural or man-made disaster, or any pandemic, epidemic or disease outbreak occurring after the date of the Merger Agreement (or any worsening or escalation of any such conditions threatened or existing on the date of the Merger Agreement);

•	any change in applicable law, regulation, or GAAP (or authoritative interpretation thereof) which is proposed, approved or enacted on or after the date of the Merger Agreement;
•	any change in general conditions in the industries in which such party and its subsidiaries operate;
•
the failure, in and of itself, of such party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of the Merger Agreement, or changes in the market price, credit rating or trading volume of such party’s securities after the date of the Merger Agreement (provided that the underlying facts giving rise or contributing to such failure or change, either alone or in combination, may be deemed to constitute or be taken into account in determining whether there has been a material adverse effect);

•
any lawsuit, litigation, action, claim governmental investigation or similar proceeding (collectively, “Actions”) relating to or arising from the Merger Agreement or the transactions contemplated thereby; and

•
the announcement and pendency of the Merger Agreement and the transactions contemplated thereby, including any lawsuit in respect of the Merger Agreement or the transactions contemplated thereby, the taking of any action required or expressly contemplated by the covenants contained therein, and any loss of or change in relationship with any customer, supplier, distributor, or other business partner, or departure of any employee or officer, of such party or any of such party’s subsidiaries.

The representations and warranties in the Merger Agreement do not survive the first effective time.

Covenants and Agreements
Pursuant to the Merger Agreement, each of Terex and REV has agreed to restrict the conduct of its respective business between the signing date of the Merger Agreement and the earlier of the first effective time and the termination of the Merger Agreement in accordance with its terms.
Conduct of Business by REV and its Subsidiaries Prior to First Effective Time
In general, REV has agreed that, prior to the first effective time (or earlier termination of the Merger Agreement in accordance with its terms), except as previously disclosed to Terex, as required by applicable law or the rules and regulations of the NYSE, as expressly permitted, contemplated or required by the Merger Agreement, or with the prior written consent of Terex (which consent will not be unreasonably delayed, withheld or conditioned), REV will, and will cause its subsidiaries to, use reasonable best efforts to (i) conduct REV’s business in all material respects in the ordinary course consistent with past practice and (ii) preserve intact the current business organizations of REV and its subsidiaries, maintain in effect all existing material assets and maintain their existing relations and goodwill with governmental entities, suppliers, customers, and other persons having business relationships with them, and maintain its current rights and franchises, in each case, consistent with past practice.
In addition, REV has agreed that, prior to the first effective time (or earlier termination of the Merger Agreement in accordance with its terms), except as expressly permitted, contemplated or required by the Merger Agreement, as previously disclosed to Terex, or as required by law or the rules and regulations of the NYSE, REV and its subsidiaries will not, without the prior written consent of Terex (which consent will not be unreasonably delayed, withheld or conditioned):
•
amend or modify the organizational or governing documents of REV or its subsidiaries except for amendments of the organizational or governing documents of any wholly-owned REV subsidiary that would not prevent, materially delay or materially impair the mergers or the consummation of the transactions contemplated by the Merger Agreement;

•
declare, set aside, make or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of, any securities of REV or its subsidiaries (or any securities, instruments or rights exchangeable or exercisable for, or convertible into, any such securities) except for (i) quarterly cash dividends or dividend equivalents payable by REV in respect of the REV common stock, in an amount per share not to exceed REV’s most recent quarterly per share dividend, and with the timing of the declaration date, the record date and the payment date consistent with past practice (except that REV may, in its discretion, use an earlier declaration date, record date, and/or payment date to more closely align the declaration date, record date, and/or payment date for the Terex dividend for the corresponding calendar quarter) or (ii) dividends or distributions by wholly-owned REV subsidiaries to REV or to another wholly-owned subsidiary of REV;

•
split, combine or reclassify any securities of REV or its subsidiaries (or any securities, instruments or rights exchangeable or exercisable for, or convertible into, any such securities) or issue, deliver, sell, grant, dispose of or voluntarily subject to a lien (other than certain permitted liens) any securities of REV or its subsidiaries or any equity-based awards, except for (i) issuances of REV common stock in connection with the vesting or settlement of REV restricted share awards and REV RSU awards that were outstanding on the date of the Merger Agreement, (ii) certain REV restricted share awards and REV RSU awards granted after the date of the Merger Agreement in compliance with the terms of the Merger Agreement (“interim awards”) or (iii) issuances of securities of any REV subsidiary solely between REV and any of its wholly-owned subsidiaries or solely between wholly-owned subsidiaries of REV;

•
repurchase, redeem or otherwise acquire any securities of REV or its subsidiaries (or any securities, instruments or rights exchangeable or exercisable for, or convertible into, any such securities) or any equity-based awards in respect of any securities of REV or its subsidiaries other than (i) acquisitions of securities or any equity-based awards pursuant to any REV benefit plan in effect on the date of the Merger Agreement or with respect to interim awards in certain circumstances or (ii) transactions solely between REV and any of its wholly-owned subsidiaries or solely between wholly-owned subsidiaries of REV;

•
acquire, merge or consolidate with, or purchase any entity or business other than acquisitions (i) entered into on an arm’s length basis, (ii) where the expected gross expenditures and commitments (including the amount of any indebtedness assumed) does not exceed $10 million in the aggregate and (iii) which are not reasonably likely, individually or in the aggregate, to prevent or materially delay the satisfaction of the conditions to the Closing;

•
sell, lease, sublease, license, mortgage, pledge, abandon, subject to a lien, or otherwise surrender, relinquish or dispose of, any material assets, property or rights other than (i) sales of inventory in the ordinary course of business, (ii) sales of assets, property or rights that generated up to $10 million in net revenues in the aggregate in 2024, (iii) transactions among REV and its wholly-owned subsidiaries or among REV’s wholly-owned subsidiaries, (iv) grants of non-exclusive licenses in the ordinary course of business, or (v) certain permitted liens;

•
make any loans, advances or capital contributions to, or investments, in any person other than (i) by REV or any wholly-owned REV subsidiary to or in REV or any wholly-owned REV subsidiary or (ii) to employees for advancement of travel and related business expenses in the ordinary course of business;

•
create, incur or assume any indebtedness for borrowed money other than (i) indebtedness incurred under REV’s credit facility (as it may be replaced in compliance with the Merger Agreement) in the ordinary course of business, up to an aggregate amount not exceeding the sum of the aggregate amount of indebtedness outstanding under REV’s credit facility as of the date of the Merger Agreement plus $200 million, (ii) in the event there are changes in the operating environment or business of REV and the REV Board reasonably determines that additional cash is necessary to operate REV’s business in the ordinary course, additional indebtedness for borrowed money up to an aggregate amount, when taken together with outstanding indebtedness incurred under REV’s credit facility (or any replacement thereof), equal to the sum of the maximum borrowing amount then available under REV’s credit facility (or any replacement thereof) plus $200 million and (iii) indebtedness solely between REV and its wholly-owned subsidiaries;

•
authorize, make or commit to make capital expenditures in excess of $10 million in the aggregate except (i) to the extent such capital expenditures were previously disclosed to Terex or included in a budget prepared by REV in the ordinary course of business and approved by the REV Board or (ii) capital expenditures to repair damage or replacement of the plant and equipment at operating facilities of REV or any of its subsidiaries in the ordinary course of business;

•
except as required by the terms of any REV benefit plan or collective bargaining agreement in effect on the date of the Merger Agreement or as may be required by applicable law or GAAP, (i) materially amend any REV benefit plan or establish or enter into any new material REV benefit plan; (ii) accelerate the payment or vesting of any material benefits or amounts payable or to become payable under any REV benefit plan; (iii) grant any material increase in the compensation or benefits of any current director, officer, employee or other service provider of REV or any REV subsidiary; (iv) negotiate, enter into, materially amend or terminate any collective bargaining agreement; (v) hire or engage any employee or other service provider of REV or any REV subsidiary; (vi) appoint any person to a position of executive officer of REV or any REV subsidiary; or (vii) terminate the employment of any individual;

•
settle or compromise any material Action if such settlement or compromise would involve (i) the payment of $10 million or more with respect to any individual Action or $15 million in respect of any and all such Actions (excluding, for purposes of such calculations, amounts reserved for any such Actions or retained in accordance with REV’s self-insured retention program) or (ii) any admission of material wrongdoing or the imposition of any material non-monetary requirements or restrictions on REV or any of its subsidiaries;

•
except as required by applicable law or in the ordinary course of business, (i) make, revoke or amend any material election relating to taxes; (ii) settle or compromise any material proceeding by any taxing authority; (iii) enter into a written and legally binding material agreement with a taxing authority; (iv) surrender any right to a claim of refund, offset or other reduction in respect of any material tax liability; or (v) adopt or change any method of accounting or change any annual accounting period;

•
other than in the ordinary course of business, (i) enter into new contracts that constitute certain categories of REV material contracts or (ii) terminate, modify or amend certain categories of REV material contracts in a manner that is adverse to REV or waive any material rights under any such contracts;

•
other than in the ordinary course of business, implement or adopt a plan of complete or partial liquidation or a dissolution, restructuring, recapitalization or other reorganization of REV or any of its subsidiaries;

•
change in any material respect any method of financial accounting or financial accounting principles or practices adopted by REV and its subsidiaries, except for any such change required by a change in GAAP;

•
other than in the ordinary course of business, terminate or amend in any material respect any material insurance policy covering REV or any of its subsidiaries or their respective properties which is not replaced by comparable insurance;

•
transfer, abandon, allow to lapse or otherwise dispose of any rights to any material intellectual property other than in the ordinary course of business or intentionally disclose any material trade secrets or material confidential information of REV or any of its subsidiaries; or

•	authorize, resolve, agree or commit to take any of the foregoing actions.
Conduct of Business by Terex and its Subsidiaries Prior to First Effective Time
In general, Terex has agreed that, prior to the first effective time (or earlier termination of the Merger Agreement in accordance with its terms), except as previously disclosed to REV, as required by applicable law or the rules and regulations of the NYSE, as expressly permitted, contemplated or required by the Merger Agreement, or with the prior written consent of REV (which consent will not be unreasonably delayed, withheld or conditioned), Terex will, and will cause its subsidiaries to, use reasonable best efforts to (i) conduct Terex’s business in all material respects in the ordinary course consistent with past practice and (ii) preserve intact the current business organizations of Terex and its subsidiaries; maintain, in effect, all existing material assets; maintain their existing relations and goodwill with governmental entities, suppliers, customers and other persons having business relationships with them; and maintain its current rights and franchises, in each case, consistent with past practice.
In addition, Terex has agreed that, prior to the first effective time (or earlier termination of the Merger Agreement in accordance with its terms), except as expressly permitted, contemplated or required by the Merger Agreement, as previously disclosed to REV, or as required by law or the rules and regulations of the NYSE, Terex and its subsidiaries will not, without the prior written consent of REV (which consent will not be unreasonably delayed, withheld or conditioned), do the following:
•
amend or modify the organizational or governing documents of Terex or its subsidiaries, except for amendments of the organizational or governing documents of Terex or any Terex subsidiary that would not prevent, materially delay or materially impair the mergers;

•
declare, set aside, make or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any securities of Terex or its subsidiaries (or any securities, instruments or rights exchangeable or exercisable for, or convertible into, any such securities), except for (i) quarterly cash dividends payable by Terex in respect of the Terex common stock, in an amount per share not to exceed Terex’s most recent quarterly per share dividend, and with the timing of the declaration date, the record date and the payment date consistent with past practice or (ii) dividends or distributions by wholly-owned Terex subsidiaries to Terex or to another wholly-owned subsidiary of Terex;

•
split, combine or reclassify any securities of Terex or its subsidiaries (or any securities, instruments or rights exchangeable or exercisable for, or convertible into, any such securities) or issue, deliver, sell, grant, dispose of or voluntarily subject to a lien (other than certain permitted liens) any securities of Terex or its subsidiaries except for (i) issuances of Terex common stock in the ordinary course of business, (ii) grants of equity-based awards in respect of securities of Terex or any of its subsidiaries or (iii) issuances of Terex common stock in connection with the vesting or settlement of Terex restricted share awards and Terex RSU awards;

•
repurchase, redeem or otherwise acquire any securities of Terex or its subsidiaries (or any securities, instruments or rights exchangeable or exercisable for, or convertible into, any such securities) or any equity-based awards in respect of any securities of Terex or its subsidiaries other than (i) acquisitions of securities of Terex or its subsidiaries or any equity-based awards in respect of such securities pursuant to any Terex benefit plan or (ii) transactions solely between Terex and any of its wholly-owned subsidiaries or solely between wholly-owned subsidiaries of Terex;

•
acquire, merge or consolidate with, or purchase any entity or business, other than acquisitions (i) entered into on an arm’s length basis, (ii) where the expected gross expenditures and commitments (including the amount of any indebtedness assumed) does not exceed $10 million in the aggregate and (iii) which are not reasonably likely, individually or in the aggregate, to prevent or materially delay the satisfaction of the conditions to the Closing;

•
sell, lease, sublease, license, mortgage, pledge, abandon, subject to a lien, or otherwise surrender, relinquish or dispose of, any material assets, property or rights, other than (i) sales of inventory in the ordinary course of business; (ii) sales of assets, property or rights that generated up to $10 million in net revenues in 2024; (iii) transactions among REV and its wholly-owned subsidiaries; (iv) grants of non-exclusive licenses in the ordinary course of business, or (v) certain permitted liens;

•
make any loans, advances or capital contributions to, or investments, in any person other than (A) by Terex or any wholly-owned Terex subsidiary to or in Terex or any wholly-owned Terex subsidiary or (B) to employees for advancement of travel and related business expenses in the ordinary course of business;

•
create, incur, guarantee or assume any indebtedness for borrowed money other than (i) indebtedness incurred in the ordinary course of business, (ii) indebtedness solely between Terex and its wholly-owned subsidiaries or (iii) indebtedness to finance the cash portion of the merger consideration, to repay or refinance indebtedness of REV and its subsidiaries (including indebtedness incurred under REV’s credit facility) and to pay transaction-related expenses (this clause (iii), “specified permitted Terex indebtedness”);

•
authorize, make or commit to make capital expenditures in excess of $10 million in the aggregate except (i) to the extent such capital expenditures were previously disclosed to REV or included in a budget prepared by Terex in the ordinary course of business and approved by the Terex Board or (ii) capital expenditures to repair damage or replacement of the plant and equipment at operating facilities of Terex or any of its subsidiaries in the ordinary course of business;

•
settle or compromise any material Action if such settlement or compromise would involve (i) the payment of $10 million or more with respect to any individual Action or $15 million in respect of any and all such Actions (excluding, for purposes of such calculations, amounts reserved for any such Actions or retained in accordance with Terex’s self-insured retention program) or (ii) any admission of material wrongdoing or the imposition of any material non-monetary requirements or restrictions on Terex or any of its subsidiaries;

•
except as required by applicable law or in the ordinary course of business, (i) make, revoke or amend any material election relating to taxes; (ii) settle or compromise any material proceeding by any taxing authority; (iii) enter into a written and legally binding material agreement with a taxing authority; (iv) surrender any right to a claim of refund, offset or other reduction in any material tax liability; or (v) adopt or change any method of accounting or change any annual accounting period;

•
enter into new contracts that constitute certain categories of Terex material contracts or terminate, modify or amend certain categories of Terex material contracts in a manner that is adverse to Terex or waive any material rights under any such contract, in each case, other than (i) in the ordinary course of business, (ii) with respect to a contract for the incurrence of specified permitted Terex indebtedness or (iii) any other amendment to Terex’s credit facility or other outstanding agreements or instruments in respect of indebtedness for borrowed money in connection with any debt financing of Terex’s payment obligations under the Merger Agreement (including the cash portion of the merger consideration);

•
other than in the ordinary course of business, implement or adopt a plan of complete or partial liquidation or a dissolution, restructuring, recapitalization or other reorganization of Terex or any of its subsidiaries;

•
change in any material respect any method of financial accounting or financial accounting principles or practices adopted by Terex and its subsidiaries, except for any such change required by a change in GAAP;

•
other than in the ordinary course of business, terminate or amend in any material respect any material insurance policy covering Terex or any of its subsidiaries or their respective properties which is not replaced by comparable insurance;

•
transfer, abandon, allow to lapse or otherwise dispose of any rights to any material intellectual property other than in the ordinary course of business or intentionally disclose any material trade secrets or material confidential information of Terex or any of its subsidiaries; or

•	authorize, resolve, agree or commit to take any of the foregoing actions.

Regulatory Matters
REV and Terex will cooperate with each other and use (and will cause their respective subsidiaries to use) their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable on its part under the Merger Agreement and applicable laws to consummate and make effective the first merger and the other transactions contemplated by the Merger Agreement as promptly as practicable, after the date of the Merger Agreement including the following: (i) preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, authorizations, clearances, no-action letters, expiration of waiting periods, and other permits necessary or deemed advisable by REV and Terex to be obtained from any third party and/or any governmental entity in order to consummate the first merger and the other transactions contemplated by the Merger Agreement; (ii) responding as promptly as reasonably practicable to any inquiries or requests for additional information and documentary material received from any governmental entity in connection with any antitrust laws related to the first merger and the other transactions contemplated by the Merger Agreement; (iii) not agreeing to extend any waiting period or to refile under any antitrust law (except with the prior written consent of the other party thereto, which consent shall not be unreasonably withheld, conditioned or delayed); and (iv) not entering into any agreement with any governmental entity to not consummate the mergers and the other transactions contemplated by the Merger Agreement (except with the prior written consent of the other party thereto, which consent shall not be unreasonably withheld, conditioned or delayed).
Terex and REV have agreed to make the appropriate filings of notification and report forms pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement as promptly as reasonably practicable (and in any event within twenty (20) business days after the date of the Merger Agreement) and that such filings will request early termination of any applicable waiting period under the HSR Act. On November 19, 2025, Terex and REV each filed their respective requisite notification and report forms under the HSR Act with the DOJ and the FTC. The customary 30-day waiting period following the parties’ HSR filings expired on December 19, 2025, at 11:59 p.m. Eastern time. The HSR filing fee was shared equally between REV and Terex.
If any administrative or judicial Action, including any Action by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by the Merger Agreement as violative of any antitrust law, each of REV and Terex will use their reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the Merger Agreement. REV and Terex have agreed to jointly develop, consult and cooperate with one another regarding the strategy for obtaining any necessary consents, registrations, approvals, authorizations, clearances, no-action letters or expiration of waiting periods, and responding to any request from, inquiry by, or investigation in connection with the transactions contemplated by the Merger Agreement.
Terex and REV have agreed to use reasonable best efforts to take, as promptly as reasonably practicable, any and all steps necessary or advisable to eliminate each and every impediment and obtain all consents and the expiration of any waiting periods under any antitrust laws that may be required by any governmental entity with competent jurisdiction, including by proffering to, or agreeing to, sell, divest or hold separate, or take any other action that would limit REV’s, Terex’s or any of their respective subsidiaries’ freedom of action with respect to any assets, businesses, products or product lines of REV, Terex or any of their respective subsidiaries. However, REV, Terex, or any of their affiliates will not be required to proffer to, or agree to, sell, divest or hold separate, or take any other action that would limit its freedom of action with respect to any assets, businesses, products or product lines (or interests in any of the same) of REV or Terex or any of their respective subsidiaries or affiliates if (i) such action would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on the financial condition, properties, assets, businesses or results of operations of REV and its subsidiaries and Terex and its subsidiaries, taken as a whole, or (ii) if such action is not contingent upon the consummation of the Closing.
REV and Terex will not, and will not permit any of their controlled affiliates to, enter into an agreement relating to, or the consummation of, an acquisition, merger, consolidation or other transaction if it would reasonably be expected to (i) impose a material delay in obtaining, or materially increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any governmental entity necessary to consummate the transactions contemplated by the Merger Agreement or the expiration or termination of any applicable waiting period, including under the HSR Act or other antitrust laws; (ii) materially increase the risk of any governmental entity entering an order prohibiting the consummation of the transactions contemplated by the Merger Agreement; or (iii) materially delay the consummation of the transactions contemplated by the Merger Agreement.
Employee Matters
The Merger Agreement provides that Terex will, from the Closing through the date of Terex’s ordinary course merit- or market-based compensation increases for Terex’s fiscal year 2027, provide, or cause to be provided, to each employee of REV or any of its subsidiaries as of the Closing, and who continue employment with Terex or the surviving corporation or any of their affiliates immediately following the Closing (the “Continuing Employees”) with an annual base salary or hourly wage rate that is at least equal to the annual base salary or hourly wage rate provided to such Continuing Employee immediately prior to the Closing by REV or any of its subsidiaries.
From the Closing through the last day of Terex’s fiscal year in which the Closing occurs, Terex will provide, or cause to be provided, to each Continuing Employee with (i) a target long-term incentive compensation opportunity (including equity incentive compensation) no less favorable, in the aggregate, to the target long-term incentive compensation opportunity (including equity incentive compensation) provided by Terex and its subsidiaries to similarly situated employees of Terex and its subsidiaries (provided, that Terex’s obligation to provide, or cause to be provided, such target long-term incentive compensation opportunity to a given Continuing Employee shall be reduced by the grant date fair value of any award granted to such Continuing Employee under the REV stock plan following the signing date of the Merger Agreement), (ii) a short-term incentive compensation opportunity (other than an annual cash incentive compensation opportunity, which is addressed below) that is no less favorable than the short-term incentive compensation opportunity provided to such Continuing Employee immediately prior to the Closing by REV or its subsidiaries, and (iii) employee benefits and other compensation (including severance and deferred compensation but excluding any retention bonus, retiree health or welfare plan benefit or defined benefit pension plan benefits) that are no less favorable, in the aggregate, to the employee benefits and other compensation (including severance and deferred compensation but excluding any retention bonus, retiree health or welfare plan benefits or defined benefit pension plan benefits) provided to each Continuing Employee immediately prior to the Closing by REV and its subsidiaries pursuant to any REV benefit plan.
From the Closing, Terex will, and cause its subsidiaries (including the surviving corporation) to, honor, assume and continue each REV benefit plan in accordance with the terms and conditions of each REV benefit plan in effect as of immediately prior to the Closing (or any REV benefit plan entered following the signing date of the Merger Agreement in accordance with its terms). Terex shall, and shall cause its subsidiaries (including the surviving entity) to, (i) honor, assume and continue each REV benefit plan providing annual cash incentive compensation payments in respect of REV’s fiscal year ending October 31, 2026 for the duration of such fiscal year (and, in so doing, shall make such adjustments to the applicable performance objectives that Terex determines, in good faith and in a manner that is consistent with REV’s past practice, to be necessary or appropriate to account for the costs and expenses associated with the transactions contemplated by the Merger Agreement or any other non-recurring events that would not reasonably be expected to have affected REV and its subsidiaries had the transactions contemplated by the Merger Agreement not arisen), and (ii) provide Continuing Employees with the opportunity to participate in Terex benefit plans providing annual cash incentive compensation payments in respect of Terex’s fiscal year ending December 31, 2027, on terms (including target incentive opportunities) that are no less favorable than the terms applicable to similarly situated employees of Terex and its subsidiaries; provided, that Terex shall, and shall cause its subsidiaries (including the surviving entity) to increase the amount of each Continuing Employee’s annual cash incentive compensation payment earned under the applicable plan for Terex’s fiscal year ending December 31, 2027, by 16.67% to account for the two-month period between the end of REV’s 2026 fiscal year and the beginning of Terex’s 2027 fiscal year.
With respect to any Terex benefit plan in which any Continuing Employee becomes a participant, Terex and its subsidiaries will provide that the Continuing Employees shall receive full credit for service with REV or its subsidiaries (including any predecessor) for all purposes, including eligibility to participate, vesting and determination of benefits, under any Terex benefit plan, to the same extent that such service was recognized as of the Closing Date under a comparable REV benefit plan in which the Continuing Employee participated (but not for purposes of (i) benefit accrual to the extent such credit would result in a duplication of benefits, or (ii) benefit accrual under any defined benefit pension plan).
Terex and its subsidiaries will use their reasonable best efforts to cause their third party insurers to (i) waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Terex or its subsidiaries in which the Continuing Employees (and their eligible dependents) are eligible to participate from and after the Closing Date to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods were satisfied or waived under the comparable REV benefit plan and (ii) cause any health benefit plan of Terex or its subsidiaries in which the Continuing Employees participate after the Closing Date to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by such Continuing Employee (and his or her eligible dependents) during the calendar year in which the Closing Date occurs for purposes of satisfying deductible and co-payment limitations for such year under the relevant welfare benefit plans in which such Continuing Employee (and dependents) participates following the Closing Date.
From the date of the Merger Agreement through the first effective time, any broad-based notices or communication materials (including website postings) (i) from REV or its subsidiaries to any of their respective employees or (ii) from Terex or its subsidiaries to any of their respective employees (clauses (i) and (ii) collectively, the “Employee Communications”) regarding the compensation and benefits matters addressed in the Merger Agreement (other than Employee Communications that are consistent with previous press releases, public disclosures or public statements made by REV, Terex or their respective affiliates, shall be subject to the timely prior review and comment of REV or Terex (as applicable) (which comments shall be considered by REV or Terex (as applicable) in good faith; provided, that comments are received within three business days following the date that drafts are provided to REV or Terex (as applicable) or their respective advisors).
Director, Officer and Employee Indemnification and Insurance
The Merger Agreement provides that, from and after the second effective time, Terex will, and Terex will cause the surviving entity to, to the fullest extent permitted under applicable law, indemnify and hold harmless each current or former director, officer or employee of REV or its subsidiaries who, in the case of an employee of REV or its subsidiaries, at the request of REV, is serving in such capacity (each a “D&O indemnified party”) against all costs and expenses (including advancing reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred by such D&O indemnified party arising out of or pertaining to any Actions arising out of or relating to such D&O indemnified party acting in such capacity prior to the second effective time, including actual or alleged acts or omissions actually or allegedly occurring at or prior to the first effective time arising out of the transactions contemplated by the Merger Agreement.
The governing documents of the surviving entity must, for a period of six years after the second effective time, contain provisions with respect to rights of exculpation, indemnification and advancement of expenses that are no less favorable to the D&O indemnified parties as those contained in the REV charter and the REV bylaws as in effect immediately prior to the date of the Merger Agreement, and such provisions may not, during such six-year period, be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any D&O indemnified parties.
Prior to the first effective time, REV will use its reasonable best efforts to purchase a six-year prepaid “tail” insurance policy under REV’s existing directors’ and officers’ insurance policy providing no less favorable coverage to the insureds with respect to matters arising on or before the first effective time. If REV fails to obtain such “tail” insurance policy prior to or as of the first effective time, then the surviving entity must maintain in effect, for a period of six years after the first effective time, directors’ and officers’ liability insurance with coverage that is no less favorable to the insureds than the coverage provided under REV’s existing directors’ and officers’ insurance policy with respect to matters arising on or before the first effective time, in each case, subject to an aggregate annual premium of an amount not more than 300% of the aggregate annual premium for REV’s existing directors’ and officers’ insurance policy.
Dividends
Terex and REV will coordinate with each other on the declaration, setting of record dates, and payment dates of dividends on REV common stock and Terex common stock, it being the intention of Terex and REV that holders of REV common stock will not receive two dividends, or fail to receive one dividend, in the quarter in which the Closing occurs with respect to their shares of REV common stock and any shares of Terex common stock any such holder receives in exchange therefor in the first merger.
Certain Additional Covenants
The Merger Agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required third party consents, access to information of the other company and confidentiality, notification of certain matters, public disclosure, the listing of the shares of Terex common stock to be issued in the first merger, exemption from takeover laws, shareholder litigation relating to the transactions contemplated by the Merger Agreement, the treatment of REV indebtedness and efforts to facilitate the receipt of customary tax representation letters with respect to the qualification of the mergers as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code.
Special Meetings and Recommendations of the Terex and REV Boards of Directors
Each of Terex and REV has agreed to call, give notice of, establish a record date for, convene and hold a meeting of its stockholders, respectively, for the purpose of obtaining (i) in the case of Terex, the Terex requisite vote and (ii) in the case of REV, the REV requisite vote. Each of Terex and REV will use their reasonable best efforts cause such meetings to occur as soon as reasonably practicable after the date of the Merger Agreement and on the same date.
Each of Terex and REV will use its reasonable best efforts to (i) solicit from its respective stockholders proxies in favor of the adoption of the Merger Agreement and (ii) take all other action necessary or advisable to secure the Terex requisite vote and the REV requisite vote. REV will communicate to REV stockholders its recommendation that such stockholders adopt the Merger Agreement and approve the first merger (the “REV board recommendation”) and will include such recommendation in this joint proxy statement/prospectus. Terex will communicate to Terex stockholders its recommendation that such stockholders approve the Terex stock issuance (the “Terex board recommendation”) and will include such recommendation in this joint proxy statement/prospectus.
Restrictions on Change of Recommendation
Subject to certain exceptions described below, each of the Terex Board and the REV Board have agreed not to
•	fail to recommend that their respective stockholders vote in favor of the Terex stock issuance proposal or the REV merger proposal, as applicable;
•	fail to include the respective board recommendation in this joint proxy statement/prospectus;
•	recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any acquisition proposal; or
•
withhold, withdraw, qualify or modify (or publicly announces its intent to withhold, withdraw, qualify or modify), in a manner adverse to the other party, the Terex board recommendation or the REV board recommendation, as applicable.

We refer to the taking of any of the actions described in the bullets above as a “Terex Change of Recommendation” and a “REV Change of Recommendation” as applicable.
Permitted Changes of Recommendation in Connection with Superior Proposals
Prior to, but not after, receipt of the Terex requisite vote or receipt of the REV requisite vote, as applicable, in response to an acquisition proposal received by Terex or REV (provided such acquisition proposal did not result from a material breach of such party’s non-solicitation obligations described below), the Terex Board may make a Terex Change of Recommendation and the REV Board may make a REV Change of Recommendation if, in each such case, such Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisor, such acquisition proposal constitutes a Terex superior proposal or a REV superior proposal, as applicable, and that the failure to make such Terex Change of Recommendation or REV Change of Recommendation, as applicable, would be reasonably likely to be inconsistent with the fiduciary duties of such directors. However, prior to Terex or REV exercising its right (or publicly announcing its intention) to make a Terex Change of Recommendation or a REV Change of Recommendation, as applicable, in response to a Terex superior proposal or a REV superior proposal, such party
•	must provide the other party at least five business days’ prior written notice of its intention to take such action and a description of the reasons for taking such action;
•
if requested by the other party, must negotiate, and cause its representatives to negotiate, in good faith with the other party during such notice period to enable the other party to revise the terms of the Merger Agreement in such a manner that would obviate the need for taking such action; and

•
following the end of such period, the applicable Board of Directors must have considered in good faith any revisions to the Merger Agreement proposed in writing by the other party and have determined in good faith, after consultation with its outside legal counsel, that failure to effect a Terex Change of Recommendation or a REV Change of Recommendation, as applicable, would be reasonably likely to be inconsistent with the fiduciary duties of such directors.

Permitted Changes of Recommendation in Connection with Intervening Events
Prior to, but not after, receipt of the Terex requisite vote or receipt of the REV requisite vote, as applicable, in response to a Terex intervening event or a REV intervening event, as applicable, the Terex Board may make a Terex Change of Recommendation and the REV Board may make a REV Change of Recommendation if, in each such case, such Board of Directors determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of such directors. However, prior to Terex or REV exercising its right (or publicly announcing its intention) to make a Terex Change of Recommendation or a REV Change of Recommendation, as applicable, in response to a Terex intervening event or a REV intervening event, such party
•	must provide the other party at least five business days’ prior written notice of its intention to take such action and a description of the reasons for taking such action;
•
if requested by the other party, has negotiated, and has caused its representatives to negotiate, in good faith with the other party during such notice period to enable the other party to revise the terms of the Merger Agreement in such a manner that would obviate the need for taking such action; and

•
following the end of such period, the applicable Board of Directors shall have considered in good faith any revisions to the Merger Agreement proposed in writing by the other party and shall have determined in good faith, after consultation with its outside legal counsel, that failure to effect a Terex Change of Recommendation or a REV Change of Recommendation, as applicable, would be reasonably likely to be inconsistent with the fiduciary duties of such directors.

No Solicitation
The Merger Agreement provides that, from the date of the Merger Agreement until the first effective time or earlier termination of the Merger Agreement in accordance with its terms, and subject to certain exceptions,
•
each of Terex and REV will, and will cause its subsidiaries and controlled affiliates and their respective representatives to, cease and terminate any existing activities, discussions or negotiations with any third-party with respect to any Terex acquisition proposal or REV acquisition proposal, as applicable and in each case other than the transactions contemplated by the Merger Agreement, and where such activities, discussions or negotiations took place within six months prior to the first effective date, shall demand return or destruction of all confidential, non-public information and materials that have been provided to such third-parties relating to a possible acquisition proposal; and

•
each of Terex and REV will not, and will not permit any of their subsidiaries or respective officers or directors or any of their financial advisors (in their capacity as such) to, directly or indirectly, (i) solicit, initiate, encourage or knowingly facilitate (including by way of furnishing non-public information of Terex or REV) any inquiries or the making of any proposal, that would reasonably be expected to lead to, an acquisition proposal; (ii) engage in negotiations or discussions with, or provide any non-public information to, any person in connection with, or taking any action to knowingly facilitate, any Terex acquisition proposal or REV acquisition proposal, as applicable; (iii) approve or recommend, or propose to approve or recommend, or execute or enter into letter of intent, term sheet, memorandum of understanding, agreement or agreement in principle, acquisition agreement or other agreement regarding, or that is intended to result in or would reasonably be expected to lead to, any Terex acquisition proposal or REV acquisition proposal, as applicable (other than certain permitted confidentiality agreements); or (iv) propose or agree to do any of the foregoing.

Under the terms of the Merger Agreement, each of Terex and REV is required to promptly notify the other in writing of any acquisition proposal received by or any information related to an acquisition proposal requested from it or any of its representatives, indicating, in connection with such notice, the identity of such person making such acquisition proposal or such request and the material terms and conditions of any such acquisition proposal or request for information (including a copy thereof if in writing and any related available documentation or correspondence), and, in any event, each of Terex and REV shall provide written notice to the other of the receipt of any acquisition proposal, request for information or initiation of such discussions or negotiations within 48 hours of such event.
Notwithstanding the provisions of the Merger Agreement described in the preceding paragraphs, if (i) at any time prior to obtaining the Terex requisite vote or the REV requisite vote, as applicable, Terex or REV receives a written acquisition proposal from another person (and such acquisition proposal did not result from a material breach of such party’s non-solicitation obligations), (ii) Terex or REV, as applicable, provides the other party with the written notice required under the Merger Agreement with respect to such party’s receipt of such acquisition proposal, and (iii) the Terex Board or REV Board, as applicable, determines in good faith (after consultation with their respective financial advisor and outside legal counsel) that such acquisition proposal constitutes or would reasonably be expected to lead to a Terex superior proposal or REV superior proposal, as applicable, then Terex or REV, as applicable, may furnish non-public information regarding such party to the person making such acquisition proposal (after entering into a permitted confidentiality agreement with such third party) and engage in discussions or negotiations with such third party regarding such acquisition proposal.
Notwithstanding the non-solicitation obligations of the parties described above, if (i) the Terex Board of Directors receives a bona fide written acquisition proposal that the Terex Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes an Terex superior proposal (provided such acquisition proposal did not result from a material breach of Terex’s non-solicitation obligations described above) or (ii) the REV Board of Directors receives a bona fide written acquisition proposal that the REV Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes a REV superior proposal (provided such acquisition proposal did not result from a material breach of REV’s non-solicitation obligations described above), then the applicable Board of Directors may cause Terex or REV, as applicable, to terminate the Merger Agreement in order to enter into a definitive agreement providing for such Terex superior proposal or REV superior proposal, as applicable, only if the relevant party has:
•	provided the other party at least five business days’ prior written notice of its intention to take such action and a description of the reasons for taking such action;
•
if requested by the other party, Terex or REV has negotiated, and has caused its representatives to negotiate, in good faith with the other party during such notice period to enable the other party to revise the terms of the Merger Agreement in such a manner that would obviate the need for taking such action; and

•
following the end of such period, the applicable Board of Directors shall have considered in good faith any revisions to the Merger Agreement proposed in writing by the other party and shall have determined in good faith, after consultation with its outside legal counsel, that such acquisition proposal still constitutes a Terex superior proposal or REV superior proposal as applicable.

Prior to or substantially concurrently with any termination of the Merger Agreement by Terex or REV in order to enter into a definitive agreement providing for a Terex superior proposal or REV superior proposal, as applicable, such terminating party must pay a termination fee of $128 million to the non-terminating party.
Nothing contained in the Merger Agreement will prevent a party or its Board of Directors from complying with Rule 14a-9, Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an acquisition proposal; however, such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under the Merger Agreement.
Under the terms of the Merger Agreement, the parties agree that any breach of the Merger Agreement’s restrictions, described above, against the solicitation of other offers by either party’s representatives (acting as such) will be deemed to be a breach of the Merger Agreement by the applicable party.
Conditions to Completion of the Mergers
Under the terms of the Merger Agreement, the respective obligations of Terex, REV, Merger Sub 1 and Merger Sub 2 to consummate the mergers are subject to the satisfaction or, to the extent permitted by law, the waiver by each party on or prior to the Closing, of each of the following conditions:
•	the approval of REV stockholders of the REV merger proposal having been obtained;
•	the approval of Terex stockholders of the Terex stock issuance proposal having been obtained;

•	no governmental authority of competent jurisdiction having issued any order or law having the effect of enjoining or otherwise prohibiting the consummation of the mergers;
•	any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by the Merger Agreement will have expired or otherwise been terminated;
•
the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will have become effective under the Securities Act and no stop order suspending the use of the registration statement or the joint proxy statement/prospectus will have been issued by the SEC nor will proceedings seeking a stop order have been initiated or threatened by the SEC; and

•
Terex will have submitted to the NYSE a subsequent listing application with respect to the shares of Terex common stock issued or issuable pursuant to the Merger Agreement and such shares of Terex common stock will have been approved and authorized for listing on the NYSE, subject to official notice of issuance.

Terex’s and Merger Sub 1’s obligations to consummate the mergers are subject to the satisfaction or, to the extent permitted by law, Terex’s and Merger Sub 1’s waiver on or prior to the Closing of each of the following conditions:
•	REV’s performance or compliance in all material respects with its covenants, obligations or agreements required to be performed or complied with under the Merger Agreement prior to the Closing;
•
the accuracy of the representations and warranties of REV set forth in the Merger Agreement, subject to certain materiality standards set forth in the Merger Agreement, as of the date of the Merger Agreement and as of the Closing Date (except to the extent such representations and warranties speak as of a specified date, in which case such representations and warranties will be true and correct as of such date);

•	the absence, since the date of the Merger Agreement, of a material adverse effect with respect to REV;
•	Terex having received a certificate from an executive officer of REV certifying that the above conditions have been satisfied; and
•
Terex obtaining a tax opinion that the mergers qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code and REV and Terex each will be a party to such reorganization within the meaning of Section 368(b) of the Code.

REV’s obligation to consummate the mergers is subject to the satisfaction or, to the extent permitted by law, REV’s waiver on or prior to the Closing of each of the following conditions:
•
Terex’s and Merger Sub 1’s performance or compliance in all material respects with its covenants, obligations or agreements required to be performed or complied with under the Merger Agreement prior to the Closing;

•
the accuracy of the representations and warranties of Terex set forth in the Merger Agreement, subject to certain materiality standards set forth in the Merger Agreement, as of the date of the Merger Agreement and as of the Closing Date (except to the extent such representations and warranties speak as of a specified date, in which case such representations and warranties will be true and correct as of such date);

•	the absence, since the date of the Merger Agreement, of a material adverse effect with respect to Terex;
•	REV having received a certificate from an executive officer of Terex certifying that the above conditions have been satisfied; and
•
REV obtaining a tax opinion that the mergers qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code and REV and Terex each will be a party to such reorganization within the meaning of Section 368(b) of the Code.

Neither Terex nor REV can provide assurance as to when or if all of the conditions to the mergers can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement
Under the terms of the Merger Agreement, the Merger Agreement may be terminated at any time prior to the first effective time in the following circumstances:
•	by the mutual written consent of each of Terex and REV;
•
by either Terex or REV if the first effective time does not occur on or before April 29, 2026, subject to an automatic extension for up to two periods of three months (such applicable date, the “Termination Date”) in the event that (i) any applicable waiting period under the HSR Act relating to the consummation of the mergers has not expired or early termination has not been granted or (ii) a governmental authority has issued an order or enacted a law that has the effect of enjoining or otherwise prohibiting the consummation of the mergers, if such restraint is in respect of an antitrust law, but all other conditions described in “The Merger Agreement—Conditions to Completion of the Mergers” above have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing (if such conditions are capable of being satisfied were the Closing to occur at such time));

•	by either Terex or REV upon a failure to obtain the Terex requisite vote or the REV requisite vote (in either case after a stockholder meeting is held for such purpose);
•
by either Terex or REV if any law has been adopted or any final, non-appealable order has been issued by a governmental entity of competent jurisdiction having the effect of making the mergers illegal or otherwise prohibiting the consummation of the mergers;

•
by either Terex or REV, respectively, in the event of an uncured or uncurable breach by the other party (in the case of Terex, including Merger Sub 1 and Merger Sub 2) of its representations, warranties, covenants or other agreements or any inaccuracy under the Merger Agreement, which would result in failure of the conditions related to representations and warranties or performance of obligations under the Merger Agreement;

•	by REV if, prior to receipt of the Terex requisite vote, the Terex Board makes a Terex Change of Recommendation;
•
by REV, prior to receipt of the REV requisite vote, to enter into a definitive agreement with respect to a REV superior proposal, provided that REV pays the termination fee of $128 million described in “The Merger Agreement—Termination Fees” below to Terex substantially concurrently with such termination;

•	by Terex if, prior to receipt of the REV requisite vote, the REV Board makes a REV Change of Recommendation; or
•
by Terex, prior to receipt of the Terex requisite vote, to enter into a definitive agreement with respect to a Terex superior proposal, provided that Terex pays the termination fee of $128 million described in “The Merger Agreement—Termination Fees” below to REV substantially concurrently with such termination.

Effect of Termination
If the Merger Agreement is terminated by either Terex or REV, as provided in the section entitled “The Merger Agreement—Termination of the Merger Agreement” above, written notice will be given by the terminating party and the Merger Agreement will become null, void and of no effect, without liability on the part of any party to the Merger Agreement, other than to pay the applicable termination fees and except that no such termination will relieve any party to the Merger Agreement of any liability or damages resulting from fraud or any knowing and intentional breach of its obligations under the Merger Agreement prior to such termination.
Termination Fees
The Merger Agreement requires Terex to pay REV a termination fee of $128 million if:
•	the Merger Agreement is terminated by REV upon the Terex Board effecting a Terex Change of Recommendation;
•	the Merger Agreement is terminated by Terex in connection with Terex entering into a definitive agreement with respect to a Terex superior proposal;
•
(i) an acquisition proposal (substituting in the definition thereof, “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of Terex is publicly proposed or announced, and not withdrawn at least two business days prior to, the Terex special meeting; (ii) the Merger Agreement is terminated by either REV or Terex upon a failure to obtain the Terex requisite vote (after the Terex special meeting is held); and (iii) concurrently or within twelve (12) months after such termination of the Merger Agreement, Terex either (a) consummates a transaction in respect of an acquisition proposal (substituting in the definition thereof, “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of Terex, regardless of whether such acquisition proposal is made prior to or after the termination of the Merger Agreement (a “Terex Qualifying Transaction”), or (b) enters into a definitive agreement providing for a Terex Qualifying Transaction and later consummates such Terex Qualifying Transaction; or
•
(i) an acquisition proposal (substituting in the definition thereof, “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of Terex is proposed or disclosed, whether or not made public; (ii) either (a) solely if the Terex requisite vote shall not have been obtained, the Merger Agreement is terminated by REV or Terex pursuant to the passing of the Termination Date or (b) the Merger Agreement is terminated by REV in connection with Terex’s terminable, uncured breach of its representations, warranties, covenants or other agreements under the Merger Agreement; and (iii) concurrently or within twelve (12) months after such termination of the Merger Agreement, Terex either (1) consummates a Terex Qualifying Transaction or (2) enters into a definitive agreement providing for a Terex Qualifying Transaction and later consummates such Terex Qualifying Transaction.

The Merger Agreement requires REV to pay Terex a termination fee of $128 million if:
•	the Merger Agreement is terminated by Terex upon the REV Board effecting a REV Change of Recommendation;
•	the Merger Agreement is terminated by REV in connection with REV entering into a definitive agreement with respect to a REV superior proposal;
•
(i) an acquisition proposal (substituting in the definition thereof, “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of REV is publicly proposed or announced, and not withdrawn at least two business days prior to, the REV special meeting; (ii) the Merger Agreement is terminated by either REV or Terex upon a failure to obtain the REV requisite vote (after the REV special meeting is held); and (iii) concurrently or within twelve (12) months after such termination of the Merger Agreement, REV either (a) consummates a transaction in respect of an acquisition proposal (substituting in the definition thereof, “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of REV, regardless of whether such acquisition proposal is made prior to or after the termination of the Merger Agreement (a “REV Qualifying Transaction”) or (b) enters into a definitive agreement providing for a REV Qualifying Transaction and later consummates such REV Qualifying Transaction; or

•
(i) an acquisition proposal (substituting in the definition thereof, “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of REV is proposed or disclosed, whether or not made public; (ii) either (a) solely if the REV requisite vote shall not have been obtained, the Merger Agreement is terminated by REV or Terex pursuant to the passing of the Termination Date or (b) the Merger Agreement is terminated by Terex in connection with REV’s terminable, uncured breach of its representations, warranties, covenants or other agreements under the Merger Agreement; and (iii) concurrently or within twelve (12) months after such termination of the Merger Agreement, REV either (1) consummates a REV Qualifying Transaction, or (2) enters into a definitive agreement providing for a REV Qualifying Transaction and later consummates such REV Qualifying Transaction.

In no event will Terex or REV be entitled to receive more than one payment of the termination fee.
Expenses
Each of Terex and REV will pay fifty percent (50%) of all registration and filing fees, and printing and mailing costs, in respect of this joint proxy statement/prospectus and any required filing fees with any governmental entity in connection with the consummation of the transactions contemplated by the Merger Agreement. Subject to the foregoing, each of Terex and REV will pay its own expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby whether or not the mergers are consummated.

Amendment and Waiver of the Merger Agreement
The Merger Agreement may be amended by mutual agreement of the parties in writing, except that after the receipt of the REV requisite vote or the Terex requisite vote has been obtained, there may not be any amendment that by applicable law or in accordance with the rules of any stock exchange requires further approval by the stockholders of REV or Terex, as applicable, without such further approval of such stockholders.
Either party may waive the other party’s compliance with the terms of the Merger Agreement subject to applicable law. No failure on the part of any party to exercise any power, right, privilege or remedy under the Merger Agreement will operate as a waiver of such power, right, privilege or remedy.
Governing Law
The Merger Agreement and all proceedings arising out of or relating to the Merger Agreement or the actions of Terex, Merger Sub 1, Merger Sub 2 or REV in the negotiation, administration, performance and enforcement thereof, will be governed by and construed in accordance with the laws of the State of Delaware without regard to any applicable conflict of laws principles of the State of Delaware that would cause the application of the laws of another jurisdiction.
Specific Performance
The parties to the Merger Agreement have agreed that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any provision of the Merger Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, the parties to the Merger Agreement have acknowledged and agreed that, prior to any termination of the Merger Agreement in accordance with its terms, the parties will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, in addition to any other remedy to which they are entitled at law or in equity, that all such rights and remedies shall be cumulative, and that no party to the Merger Agreement will be required to provide any bond or other security in connection with any such order or injunction.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS
The following is a discussion of the material U.S. federal income tax consequences of the mergers to U.S. Holders and Non-U.S. Holders (each as defined below) of REV common stock that exchange their shares of REV common stock for merger consideration pursuant to the mergers. This discussion is based upon the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions in effect as of the date of this joint proxy statement/prospectus, all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, minimum tax, or Medicare contribution tax considerations.
The following discussion applies only to holders of REV common stock who hold shares of REV common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to such holders in light of their particular circumstances and does not apply to holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies; traders in securities that elect to apply a mark-to-market method of accounting; persons who are required to recognize income or gain with respect to the mergers no later than such income or gain is required to be reported on an applicable financial statement under Section 451(b) of the Code; banks and certain other financial institutions; insurance companies; mutual funds; tax-exempt organizations; partnerships, S corporations or other pass-through entities for U.S. federal income tax purposes (and partners or investors therein); regulated investment companies; real estate investment trusts; controlled foreign corporations; passive foreign investment companies; former citizens or residents of the United States; U.S. Holders whose functional currency is not the U.S. dollar; holders who hold shares of REV common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment; holders who acquired REV common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation or in connection with the performance of services; or holders who own or have owned (directly, indirectly or constructively) 5% or more of REV’s stock (by vote or value)).
For purposes of this discussion, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of REV common stock and (i) a citizen or individual resident of the United States, (ii) a corporation, or entity treated as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia or (iii) an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source. A “Non-U.S. Holder” is a beneficial owner of REV common stock for U.S. federal income tax purposes that is not a U.S. Holder or a partnership for U.S. federal income tax purposes.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds REV common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds REV common stock, and any partners in such partnership, should consult their tax advisors regarding the tax considerations of the mergers to their specific circumstances.
EACH HOLDER OF REV COMMON STOCK SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE TRANSACTIONS TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.
Tax Opinions
Based on certain representations, covenants and assumptions described below, all of which we assume will continue to be true and accurate in all material respects as of the first effective time, tax counsel have delivered the Tax Opinions in connection with the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part to the effect that the mergers, taken together, will qualify for the Tax Treatment. In addition, the completion of the mergers is conditioned upon the receipt of a legal opinion by each of Terex and REV to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code with respect to each of the parties to the reorganization; provided, however, that such condition is subject to waiver. An opinion of tax counsel neither binds the IRS nor precludes the IRS or the courts from adopting a contrary position. Neither Terex nor REV intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the mergers. Accordingly, even though Terex and REV intend that the mergers, taken together, qualify for the Tax Treatment, no assurance can be given that the IRS will not challenge that position or that a court would not sustain such a challenge.
The Tax Opinions have relied on (i) representations and covenants set forth in the Merger Agreement, (ii) representations and covenants made by Terex and REV as of the date of this joint proxy statement/prospectus, including those contained in certificates of officers of Terex and REV, and (iii) specified assumptions, including an assumption regarding the completion of the mergers in the manner contemplated by the Merger Agreement. In addition, the Tax Opinions have assumed the absence of changes in existing facts or in law between the date of this joint proxy statement/prospectus and the Closing Date. If any of those representations, covenants or assumptions is inaccurate, the tax consequences of the mergers could differ from those described in the Tax Opinions.
Based on the Tax Treatment and subject to the qualifications and assumptions set forth above, the material U.S. federal income tax consequences of the mergers are set forth below.
U.S. Holders
Tax Consequences of the Mergers Generally
Neither Terex nor REV will recognize gain or loss for U.S. federal income tax purposes as a result of the mergers.
A U.S. Holder of REV common stock who acquired different blocks of REV common stock at different times and at different prices generally must apply the rules described below separately to each identifiable block of shares of REV common stock.
Pursuant to the Merger Agreement each share of REV common stock will be converted into the right to receive from Terex: (i) 0.9809 Terex common stock shares and (ii) $8.71 in cash and without interest, together with cash in lieu of the issuance of fractional shares, if any. A U.S. Holder of REV common stock who exchanges shares of REV common stock for a combination of Terex common stock and cash will recognize gain, if any (but not loss), equal to the lesser of (i) the excess, if any, of the amount of cash plus the fair market value at the first effective time of the Terex common stock received (including any fractional share of Terex common stock the U.S. Holder is treated as having received, as described below) in exchange for such shares of REV common stock in the mergers, minus such holder’s adjusted tax basis in the shares of REV common stock exchanged therefor and (ii) the amount of cash received by such holder in exchange for such shares of REV common stock (excluding any cash received in lieu of a fractional share of Terex common stock). Any cash received in lieu of a fractional share will be treated as discussed below under “Material U.S. Federal Income Tax Consequences of the Mergers—Cash in Lieu of Fractional Share.” Generally, such holder’s aggregate adjusted tax basis in the Terex common stock received by such holder in the mergers (including the basis allocable to any fractional share of Terex common stock deemed received and sold for cash, as described below) will equal such holder’s aggregate adjusted tax basis in the shares of REV common stock exchanged therefor, increased by the amount of taxable gain, if any, recognized by such holder of REV common stock in the exchange of such shares (excluding any gain recognized with respect to cash received in lieu of a fractional share), and decreased by the amount of cash received by such holder of REV common stock in exchange for such shares of REV common stock (excluding any cash in lieu of a fractional share). A U.S. Holder’s holding period in the Terex common stock received (including the holding period of any fractional share of Terex common stock deemed received and sold for cash, as described below) will include the holding period for the holder’s shares of REV common stock surrendered in exchange therefor.
Cash in Lieu of Fractional Share
A U.S. Holder of REV common stock that receives cash in lieu of a fractional share of Terex common stock will generally be treated as having received such fractional share pursuant to the mergers and then as having sold that fractional share for cash. As a result, a U.S. Holder generally will recognize gain or loss equal to the difference, if any, between the amount of cash received in lieu of the fractional share of Terex common stock and the portion of the U.S. Holder’s aggregate adjusted tax basis that is allocable to the fractional share as described above.
Capital Gain or Loss
Any gain or loss recognized with respect to the exchange of REV common stock in the mergers will generally be capital gain or loss. Such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period for its REV common stock surrendered in the mergers exceeds one year at the first effective time. Long-term capital gains of certain non-corporate holders of REV common stock, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.
Treatment as a Dividend
Notwithstanding the foregoing, it is possible that a holder of REV common stock may be required to treat all or a portion of any gain recognized (except cash in lieu of a fractional share of Terex common stock) as a dividend to the extent of such holder’s ratable share of the accumulated earnings and profits of REV if such holder’s percentage ownership in Terex (including Terex common stock that the holder is deemed to own under certain attribution rules) after the mergers is not meaningfully reduced from what the holder’s percentage ownership would have been if the holder had received solely shares of Terex common stock rather than cash and Terex common stock in the mergers, which is referred to as a dividend equivalent transaction. A holder of REV common stock with a relatively minimal stock interest in REV and Terex that experiences a reduction in its proportionate interest in Terex as a result of the mergers generally should not be regarded as having had a dividend equivalent transaction as a result of the mergers. Since the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of REV common stock, including the application of certain constructive ownership rules, holders of REV common stock (particularly holders that also own actually or constructively Terex common stock before the mergers) should consult their tax advisors as to the possibility that all or a portion of any cash received in the exchange for their shares of REV common stock will be treated as a dividend.
Non-U.S. Holders
Subject to the discussion below regarding possible dividend treatment and the discussion under the heading “Backup Withholding and Information Reporting” below, a Non-U.S. Holder of REV common stock generally will not be subject to U.S. federal income or withholding tax on the exchange of shares of REV common stock for shares of Terex common stock and cash in the mergers unless:
•
the gain is “effectively connected” with a U.S. trade or business of such Non-U.S. Holder (and, if required by an applicable income tax treaty, is also attributable to a permanent establishment or a fixed base in the United States maintained by such Non-U.S. Holder), in which case the Non-U.S. Holder generally will be subject to tax on such gain in the same manner as a U.S. Holder and, if the Non-U.S. Holder is a foreign corporation, may be subject to branch profits tax at the rate of 30% (or such lower rate as may be specified by an applicable income tax treaty); or

•
the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the mergers and certain other conditions are met, in which case the Non-U.S. Holder generally will be subject to a 30% tax on the Non-U.S. Holder’s net gain realized in the mergers, which may be offset by U.S. source capital losses of the Non-U.S. Holder, if any.

As discussed above under “U.S. Holders-Treatment as a Dividend,” it is possible that a holder of REV common stock may be required to treat any gain recognized as a dividend to the extent of such holder’s ratable share of the accumulated earnings and profits of REV if such holder’s percentage ownership in Terex (including Terex common stock that the holder is deemed to own under certain attribution rules) after the mergers is not meaningfully reduced from what the holder’s percentage ownership would have been if the holder had received solely shares of Terex common stock rather than cash and Terex common stock in the mergers, which is referred to as a dividend equivalent transaction. To the extent that any cash merger consideration paid to a Non-U.S. Holder is treated as a dividend, the amount of such dividend may be subject to withholding tax at a 30% rate (or such lower rate specified by an applicable income tax treaty). Non-U.S. Holders should consult their tax advisors as to the possibility that all or a portion of any cash received in the exchange for their shares of REV common stock will be treated as a dividend, and, if so, whether their cash consideration may be subject to withholding tax.
Reporting Requirements
Each holder of shares of REV common stock who receives shares of Terex common stock in the mergers is required to retain permanent records pertaining to the mergers and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of the REV common stock exchanged and the amount of Terex common stock and cash received in exchange therefor. Holders of shares of REV common stock are urged to consult with their tax advisors to comply with these rules.

Backup Withholding and Information Reporting
A holder of shares of REV common stock may, under certain circumstances, be subject to information reporting and backup withholding (currently, at a rate of 24%) on any cash payments received in the mergers, including payments of cash in lieu of fractional shares, unless such holder properly establishes an exemption or provides its correct tax identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a payee’s U.S. federal income tax liability, if any, so long as such payee furnishes the required information to the IRS in a timely manner.
This discussion of U.S. federal income tax consequences is for general information purposes only and is not intended to be, and should not be construed as, tax advice. Determining the actual tax consequences of the mergers to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your tax advisors with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction.

DESCRIPTION OF TEREX COMMON STOCK
As a result of the merger, holders of REV common stock will receive shares of Terex common stock and all REV stockholders will become Terex stockholders. The following description summarizes the terms of Terex’s capital stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of Delaware law, the Terex charter and the Terex bylaws. The Terex charter and the Terex bylaws currently in effect are filed as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part.
As of the date of this joint proxy statement/prospectus, Terex’s authorized capital stock consists of (i) 300,000,000 shares of common stock, with a par value of $0.01 per share; and (ii) 50,000,000 shares of preferred stock, with a par value of $0.01 per share (“Terex preferred stock”).
As of December 16, 2025, the record date for the Terex special meeting, there were 65,589,513 shares of Terex common stock issued and outstanding and no shares of Terex preferred stock issued and outstanding. All outstanding shares of Terex common stock are fully paid and non-assessable.
Voting Rights
The holders of each outstanding share of Terex common stock are entitled to one vote, either in person or by proxy, per share of common stock held by them on all matters submitted to stockholders for a vote, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election. With respect to the election of directors, a nominee for director is elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election at any meeting for the election of directors at which a quorum is present; provided, that if, as of a date that is fourteen days in advance of the date Terex files its definitive proxy statement (regardless of whether or not the proxy statement is thereafter revised or supplemented) with the SEC for such meeting, the number of director nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at such meeting and entitled to vote in the election of directors.
Dividend Rights
Subject to preferences which may be applicable to any outstanding shares of Terex preferred stock, holders of Terex common stock have equal ratable rights to any dividends that may be declared by the Terex Board out of legally available funds.
Liquidation Rights
In the event of any liquidation, dissolution or winding-up of the affairs of Terex, holders of Terex common stock will be entitled to share ratably in Terex’s assets remaining after provision for payment of liabilities to creditors and preferences applicable to outstanding shares of Terex preferred stock. The rights, preferences and privileges of holders of Terex common stock are subject to the rights of the holders of any outstanding shares of Terex preferred stock.
Other Rights and Preferences
Holders of Terex common stock have no conversion, redemption or preemptive rights to subscribe for any of Terex’s securities. There are no redemption or sinking fund provisions applicable to Terex common stock.
Anti-Takeover Provisions
Certain provisions of Delaware law, the Terex charter, and the Terex bylaws could make the following more difficult:
•	an acquisition of Terex by means of a tender offer;
•	acquisition of control of Terex by means of a proxy contest or otherwise; and
•	removal of Terex’s incumbent officers and directors.
These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids, and are designed to encourage persons seeking to acquire control of Terex to negotiate with the Terex Board. Terex believes that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure Terex outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms.
Delaware Anti-Takeover Law. Terex is governed by Section 203 of the DGCL, which prohibits a defined set of transactions between a Delaware corporation and an “interested stockholder.” An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision may prohibit business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder. The term “business combination” is broadly defined to include a broad array of transactions, including mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation or all of the outstanding stock of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation. This prohibition is effective unless: (i) the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by such corporation’s board prior to the time the interested stockholder becomes an interested stockholder; (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by qualified employee stock plans, in the transaction in which it becomes an interested stockholder; or (iii) the business combination is approved by a majority of the board of the corporation and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
Limitation on Liability of Directors. The Terex charter provides that Terex directors are not personally liable to Terex or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to Terex or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; and (iv) for any transaction from which the director derived an improper personal profit; provided that such liability is only to the extent of such profit.
Election and Removal of Directors; Vacancies. All directors are elected to the Terex Board annually. Directors are elected to hold office until the election and qualification of their respective successors in office, subject to their prior death, resignation or removal. Subject to the rights of the holders of any series of Terex preferred stock to elect directors, (i) the number of directors shall be fixed from time to time exclusively by a majority of the Terex Board, and (ii) any or all of the Terex directors may be removed from office at any time, with or without cause, by the affirmative vote of a majority of the shares then entitled to vote at an election of directors taken at a meeting of stockholders called for that purpose. Subject to the rights of the holders of any series of Terex preferred stock to elect directors, and unless the Terex Board determines otherwise, newly-created directorships resulting from any increase in the authorized number of directors or any vacancy in the Terex Board shall be filled only by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next succeeding annual meeting of stockholders at which the term of office to which they have been elected expires and until such director’s successor is elected and qualified. No decrease in the authorized number of directors shall shorten the term of any incumbent director.
Special Meetings of Stockholders. Special meetings of Terex stockholders may be called only by the Terex Board.
Stockholder Action by Written Consent. Any action required or permitted to be taken at any annual or special meeting of Terex stockholders may be taken if the action is consented to in writing by the holders of shares having at least the minimum number of votes that would be required to authorize the action at a meeting at which all shares entitled to vote were present and voted.
Blank-Check Preferred Stock. The Terex Board, without stockholder approval, has the authority, under the Terex charter, to authorize Terex preferred stock with rights superior to the rights of the holders of Terex common stock.
Required Advance Notice of Stockholder Nominations and Proposals. The Terex bylaws contain advance-notice and other procedural requirements that apply to stockholder proposals and stockholder nominations of candidates for the election of directors. In the case of annual meetings of Terex stockholders, to be timely, generally, notice for nominations for election to the Terex Board or for other stockholder proposals, in each case, complying with the applicable notice requirements under the Terex bylaws, must be delivered to the secretary of Terex at the principal executive offices of Terex not later than the close of business on the 90th day nor earlier than the close of business on the 120th day in advance of the first anniversary of the prior year’s annual meeting of stockholders. The Terex bylaws also specify requirements as to the form and content of any such stockholder notice.
Amendment of Bylaws. Under the Terex charter, the Terex Board has the power to make, amend or repeal the Terex bylaws.
Listing, Transfer Agent and Registrar
Terex common stock is traded on the New York Stock Exchange under the symbol “TEX”. The transfer agent and registrar for Terex common stock is Equiniti Trust Company, LLC.
The summary of Terex common stock above and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the applicable provisions of Delaware law, the Terex charter and the Terex bylaws. The Terex charter and the Terex bylaws currently in effect as of the date of this joint proxy statement/prospectus are filed as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part. For information on how copies of these documents may be obtained and a summary of these documents, please see “Where You Can Find More Information” and “Comparison of Stockholder Rights.”

COMPARISON OF STOCKHOLDER RIGHTS
REV stockholders and holders of REV restricted share awards will receive shares of Terex common stock in the mergers. Terex and REV are both Delaware corporations subject to the DGCL. If the mergers are completed, the rights of REV stockholders and holders of REV restricted share awards who become Terex stockholders through the receipt of shares of Terex common stock and the rights of Terex stockholders will continue to be governed by the DGCL, the Terex charter and the Terex bylaws.
The following summary is not a complete statement of the rights of Terex stockholders or REV stockholders or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the DGCL and Terex’s and REV’s governing corporate documents, which REV stockholders should read. For information on how copies of these documents may be obtained, please see “Where You Can Find More Information.”
AUTHORIZED CAPITAL STOCK

Terex	REV
The Terex charter currently authorizes Terex to issue (i) 300,000,000 shares of Terex common stock and (ii) 50,000,000 shares of Terex preferred stock, par value $0.01 per share (the “Terex preferred stock”).
The REV charter currently authorizes REV to issue (i) 605,000,000 shares of REV common stock and (ii) 95,000,000 shares of preferred stock, par value $0.001 per share (the “REV preferred stock”).

As of December 16, 2025, the record date for the Terex special meeting, there were 65,589,513 shares of Terex common stock issued and outstanding and no shares of Terex preferred stock issued or outstanding.

As of December 16, 2025, the record date for the REV special meeting, there were 48,806,145 shares of REV common stock issued and outstanding and no shares of REV preferred stock issued or outstanding.

VOTING RIGHTS
The DGCL provides that each stockholder must be entitled to one vote for each share of capital stock held by such stockholder, unless otherwise provided in a corporation’s certificate of incorporation. Each share of Terex common stock and each share of REV common stock entitles its holder to one vote for each share held of record on each matter submitted to a vote of stockholders.

Terex	REV
Subject to the discussion in “Comparison of Stockholder Rights—Election of Directors” below, the affirmative vote of the holders of a majority of the shares represented at a meeting in person or by proxy voting together as one class shall be the act of the Terex stockholders, unless a greater vote is required by law or the Terex charter.

Subject to the discussion in “Comparison of Stockholder Rights—Election of Directors” below, when a quorum is present at any meeting, the vote of the holders of a majority of the votes cast affirmatively or negatively on a question brought before the meeting, in person or represented by proxy, shall decide the question.

Each holder of Terex common stock is entitled to one vote for each share of Terex common stock held on each matter properly submitted to Terex stockholders on which the holders of shares of Terex common stock are entitled to vote.
Each holder of each outstanding share of REV common stock is entitled to one vote, in person or by proxy, for each share of common stock held of record on the books of REV.

Pursuant to the Terex charter, the Terex Board is authorized to provide for the issuance of shares of Terex preferred stock in series, and by filing a certificate pursuant to the DGCL, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and if no shares of stock of any such series has been issued, to amend the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof.

Pursuant to the REV charter, the REV Board is authorized to issue one or more series and may determine, with respect to the series, the designations, voting powers (if any), preferences, relative rights, qualifications, limitations and restrictions of any such shares.

NUMBER OF DIRECTORS AND SIZE OF BOARD
The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by such corporation’s certificate of incorporation or bylaws.

Terex	REV
The Terex Board currently has nine directors. Prior to the first effective time, the size of the Terex Board will increase to twelve members and will include five directors selected by REV from REV’s Board prior to Closing.
The REV Board currently has seven directors.

The Terex bylaws provide that, subject to the rights of the holders of any series of Terex preferred stock to elect directors, the number of directors shall be fixed from time to time exclusively by a majority of the Terex Board.

The REV charter provides that, subject to the rights of the holders of any series of preferred stock entitled to separately elect directors, the REV Board shall be determined by resolution adopted by a majority of the entire board of directors, but the number shall not be less than five nor more than eleven.

TERM OF DIRECTORS

Terex	REV
The Terex bylaws provide for each director to be elected annually. Directors are elected to hold office until the election and qualification of their respective successors in office, subject to their prior death, resignation or removal.

The REV charter provides that the REV Board is divided into three classes of directors, each of which shall be as nearly equal in number as possible. At each annual meeting of stockholders, a number of directors equal to the number of directors in the class whose term expires at the annual meeting shall be elected for a term ending on the date of the third annual meeting of stockholders next following the annual meeting at which such director was elected.

ELECTION OF DIRECTORS

Terex	REV
Under the Terex bylaws, a nominee for director is elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election at any meeting for the election of directors at which a quorum is present; provided that if, as of a date that is fourteen days in advance of the date Terex files its definitive proxy statement (regardless of whether or not the proxy statement is thereafter revised or supplemented) with the SEC for such meeting, the number of director nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at such meeting and entitled to vote in the election of directors.

The REV bylaws provide that directors shall be elected by the affirmative vote of the majority of the votes casts with respect to that nominee’s election; provided, however, that if the number of nominees for director exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.

Under the Terex bylaws, election of Terex directors may be by a voice vote; provided that upon demand by a stockholder entitled to vote or by his or her proxy, a stock vote shall be taken, and each stock vote shall be taken by written ballot.

REMOVAL OF DIRECTORS
The DGCL provides that, unless the certificate of incorporation of a corporation whose board is classified as provided for in the DGCL or in certain cases where a corporation having cumulative voting, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Terex	REV
The Terex bylaws provide that, subject to the rights of holders of a series of Terex preferred stock, any or all of the Terex directors may be removed from office at any time, with or without cause, by the affirmative vote of a majority of the shares then entitled to vote at an election of directors taken at a meeting of stockholders called for that purpose.
Under the REV charter, directors may be removed by the affirmative vote of the holders of a majority of the shares then entitled to vote generally in the election of directors.

VACANCIES
The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum, or by a sole remaining director.

Terex	REV
The Terex bylaws provide that, subject to applicable law and the rights of the holders of any series of Terex preferred stock, and unless the Terex Board determines otherwise, newly-created directorships resulting from any increase in the authorized number of directors or any vacancy in the Terex Board shall be filled only by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next succeeding annual meeting of stockholders at which the term of office to which they have been elected expires and until such director’s successor is elected and qualified. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

The REV charter provides that, except as otherwise required by law, any vacancy on the REV Board resulting from death, resignation, removal or other cause and any newly created directorship resulting from any increase in the authorized number of directors shall be filled solely by a majority of all the directors then in office, although less than a quorum, or by the sole remaining director, and any director so chosen shall hold office for a term that shall coincide with the term of the class to which such director shall have been elected.

QUORUM FOR BOARD MEETINGS
The DGCL provides that in no case will a quorum be less than one-third of the authorized number of directors.

Terex	REV
Under the Terex bylaws, a majority of the total number of Terex directors constitutes a quorum for the transaction of business, and the vote of a majority of the Terex directors present at any meeting at which there is a quorum shall be the act of the Terex Board.

Under the REV bylaws, a majority of the REV Board constitutes a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the REV Board.

ANNUAL MEETINGS OF STOCKHOLDERS
Under the DGCL, if a corporation does not hold an annual meeting to elect directors within the thirteen-month period following its last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.
Each of the Terex bylaws and the REV bylaws provide that annual meetings of stockholders shall be held at such dates and times as shall be designated by such corporation’s board and stated in the notice of the meeting, at which time stockholders shall elect directors and transact such other business as may be properly brought before the meeting. The board of directors of each corporation may reschedule or postpone any previously scheduled annual meeting of stockholders.
QUORUM FOR STOCKHOLDER MEETINGS
Under the DGCL the holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of stockholders for the transaction of business.

Terex	REV
Under the Terex bylaws, the presence, in person or by proxy, of the holders of shares holding a majority of all votes entitled to be cast at such meeting shall constitute a quorum for the transaction of business.

Under the REV bylaws, the holders of a majority of the voting power of the then outstanding capital stock of the corporation entitled to vote at a meeting of stockholders, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business.

NOTICE OF ANNUAL AND SPECIAL MEETINGS OF STOCKHOLDERS
Under the DGCL and each of the Terex bylaws and the REV bylaws, notice of any meeting of stockholders must be sent not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting.
ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND STOCKHOLDER PROPOSALS

Terex	REV
The Terex bylaws require advance notice for nominations for election to the Terex Board to be properly brought before an annual meeting or a special meeting of stockholders, as well as for other stockholder proposals to be properly brought before an annual meeting of stockholders.

The REV bylaws require advance notice for nominations for election to the REV Board to be properly brought before an annual meeting or a special meeting of stockholders, as well as for other stockholder proposals to be properly brought before an annual meeting of stockholders.

In the case of an annual meeting of stockholders, to be timely, generally, notice for nominations for election to the Terex Board or for other stockholder proposals, in each case, complying with the applicable notice requirements under the Terex bylaws, must be delivered to the secretary of Terex at the principal executive offices of Terex not later than the close of business on the 90th day nor earlier than the close of business on the 120th day in advance of the first anniversary of the prior year’s annual meeting of stockholders.

In the case of an annual meeting of stockholders, to be timely, generally, notice for nominations for election to the REV Board or for other stockholder proposals, in each case, complying with the applicable notice requirements under the REV bylaws, must be delivered to the secretary of REV at the principal executive offices of REV not later than the close of business on the 90th day nor earlier than the close of business on the 120th day in advance of the first anniversary of the prior year’s annual meeting of stockholders.

In the case of a special meeting of stockholders, to be timely, generally, notice for nominations for election to the Terex Board complying with the applicable notice requirements under the Terex bylaws must be delivered to the secretary of Terex at the principal executive offices of Terex not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Terex Board.

In the case of a special meeting of stockholders, to be timely, generally, notice for nominations for election to the REV Board complying with the applicable notice requirements under the REV bylaws must be delivered to the secretary of REV at the principal executive offices of REV not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the REV Board.

CALLING SPECIAL MEETINGS OF STOCKHOLDERS
The DGCL provides that special meetings may be called by the board of directors or by such person as may be authorized by the certificate of incorporation or by the bylaws.

Terex	REV
The Terex bylaws provide that special meetings of Terex stockholders may be called only by the Terex Board.	The REV bylaws provide that special meetings of REV stockholders may be called at any time by a majority of the REV Board.

STOCKHOLDERS ACTION BY WRITTEN CONSENT
The DGCL provides that, unless otherwise provided in a corporation’s certificate of incorporation or bylaws, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Terex	REV
The Terex bylaws provide that any action required or permitted to be taken at any annual or special meeting of Terex stockholders may be taken if the action is consented to in writing by the holders of shares having at least the minimum number of votes that would be required to authorize the action at a meeting at which all shares entitled to vote were present and voted.

The REV bylaws provide that any action required or permitted to be taken by the REV stockholders may only be taken upon a vote of stockholders at an annual or special meeting of stockholders and may not be taken by written consent of stockholders without a meeting.

AMENDMENT OF GOVERNING DOCUMENTS
Under the DGCL, the power to make, alter or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to make, alter or repeal its bylaws.

Terex	REV
The Terex charter grants the Terex Board the power to make, amend or repeal the Terex bylaws.
The REV charter grants the REV Board the power to make, amend or repeal the REV bylaws. The REV bylaws provide that the bylaws may be altered, amended or repealed or new bylaws adopted, by the stockholders entitled to vote thereon at any annual or special meeting thereof or by the board of directors. All such amendments must be approved by the affirmative vote of (i) the Board of Directors or (ii) the holders of not less than a majority of the total voting power of all outstanding securities of REV generally entitled to vote thereon, voting together as a single class.

The Terex bylaws provide that the Terex bylaws may also be adopted, amended or repealed by stockholders entitled to vote at an annual meeting of stockholders by the affirmative vote of not less than two-thirds of the votes present or represented by outstanding shares.

LIMITATION ON LIABILITY OF DIRECTORS AND OFFICERS
Delaware has adopted a law that allows corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breach of their fiduciary duty of care. The duty of care requires the exercise of an informed business judgment based on all material information reasonably available.

Terex	REV
The Terex charter provides that Terex directors are not personally liable to Terex or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

 (1)
for any breach of the director’s duty of loyalty to Terex or its stockholders,

 (2)
for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

 (3)
under Section 174 of the DGCL, and

 (4)
for any transaction from which the director derived an improper personal profit; provided that such liability is only to the extent of such profit.

The provisions of Terex’s charter also eliminate the
personal liability of Terex’s officers to Terex or its stockholders for monetary damages for breach of fiduciary duty as an officer to the maximum extent permitted by Delaware law.

The REV charter provides that REV directors and officers shall not be personally liable to REV or its stockholders for monetary damages for breach of fiduciary duty, to the fullest extent permitted by law.

ANTI-TAKEOVER PROVISIONS
Terex and REV are governed by Section 203 of the DGCL, which prohibits a defined set of transactions between a Delaware corporation and an “interested stockholder.” An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision may prohibit business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder. The term “business combination” is broadly defined to include a broad array of transactions, including mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation or all of the outstanding stock of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation. This prohibition is effective unless: (i) the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by such corporation’s board prior to the time the interested stockholder becomes an interested stockholder; (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by qualified employee stock plans, in the transaction in which it becomes an interested stockholder; or (iii) the business combination is approved by a majority of the board of the corporation and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

EXCLUSIVE FORUM

Terex	REV
The Terex bylaws provide that unless Terex consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Terex, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of Terex to Terex or Terex’s stockholders, (iii) any action asserting a claim against Terex arising pursuant to any provision of the DGCL or the Terex charter or Terex bylaws, (iv) any action to interpret, apply, enforce or determine the validity of the Terex charter or Terex bylaws, or (v) any action asserting a claim against Terex governed by the internal affairs doctrine.

The REV charter provides that unless REV consents in writing to the selection of an alternative forum (i) (a) any derivative action or proceeding brought on behalf of REV, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of REV to REV or REV’s stockholders, (c) any action asserting a claim arising pursuant to any provision of Delaware law or of the REV charter or the REV bylaws or (d) any action asserting a claim against REV or any director or officer of REV governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be exclusively brought in the Chancery Court of the State of Delaware (the “Court of Chancery”) in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein; and (ii) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, as amended, including the applicable rules and regulations promulgated thereunder.

APPRAISAL RIGHTS
Under the DGCL, the stockholders of Delaware corporations have appraisal rights provided by Section 262 of the DGCL, to the extent applicable, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. No appraisal rights or dissenters’ rights will be available to Terex stockholders with respect to the mergers. REV stockholders are entitled to appraisal rights under Section 262 of the DGCL, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. Shares of REV common stock held by stockholders that do not vote for approval of the mergers and make a demand for appraisal in accordance with Delaware law will not be converted into shares of Terex common stock, but will be converted into the right to receive payment from the Combined Company as determined in accordance with Delaware law.

LEGAL MATTERS
The validity of the shares of Terex common stock issuable in the mergers will be passed upon for Terex by Fried, Frank, Harris, Shriver & Jacobson LLP, counsel for Terex. Certain federal income tax consequences of the mergers will be passed upon for Terex by Fried, Frank, Harris, Shriver & Jacobson LLP, and for REV by Davis Polk & Wardwell LLP, counsel for REV.

EXPERTS
Terex Corporation
The consolidated financial statements of Terex Corporation as of December 31, 2024 and 2023, and for each of the years in the three year period ended December 31, 2024, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2024 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
REV Group, Inc.
The consolidated financial statements of REV Group, Inc. incorporated by reference in REV’s Annual Report (Form 10-K) for the year ended October 31, 2025, and the effectiveness of REV’s internal control over financial reporting as of October 31, 2025 have been audited by RSM US LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS
Terex
In accordance with the Terex bylaws, all proposals of stockholders intended to be included in the proxy statement to be presented at the 2026 Annual Meeting of Terex Stockholders must have been received at Terex’s offices at 301 Merritt 7, 4th Floor, Norwalk, CT 06851, by December 2, 2025. All proposals must meet the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in the proxy statement for that meeting.
In accordance with the Terex bylaws, to nominate a candidate for election as a director at an annual meeting of stockholders or propose business for consideration at such a meeting, the Terex bylaws generally provide that notice must be given to the Secretary of Terex no more than 120 days nor less than 90 days prior to the first anniversary of the preceding year’s annual meeting. In order for a Terex stockholder to nominate a candidate for election as a director at Terex’s 2026 annual meeting or to propose business for consideration at such meeting, notice must be given between January 14, 2026 and February 13, 2026.
In addition to complying with the foregoing advance notice provisions of the Terex bylaws relating to nominations of director candidates, including the deadline for written notices, to comply with the SEC’s universal proxy rule, Terex stockholders who intend to solicit proxies in support of director nominees other than Terex’s nominees in compliance with Rule 14a-19 under the Exchange Act must provide notice that sets forth the information required by Rule 14a-19 no later than March 15, 2026.
REV
Following completion of the mergers, REV would no longer have public stockholders, and there would be no public participation in future REV stockholder meetings. Accordingly, REV expects to hold a 2026 annual meeting of stockholders (the “REV 2026 annual meeting”) only if, by the time REV would normally hold its annual meeting in 2026, the mergers have not already been completed and REV remains a public company.
REV proposals to be included in REV’s proxy statement for the REV 2026 annual meeting must have been submitted to and received by REV by September 19, 2025. Other stockholder proposals to be presented during the REV 2026 annual meeting must have been submitted to and received by REV no earlier than October 30, 2025 and no later than November 29, 2025. All stockholder proposals must be sent in the manner and meet the requirements specified in the REV bylaws.

HOUSEHOLDING OF PROXY MATERIALS
SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, commonly called “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.
Requests for additional copies of this joint proxy statement/prospectus should be directed to, as applicable, REV Group, Inc., Attn: Investor Relations, 245 S. Executive Drive, Suite 100, Brookfield, Wisconsin 53005, Telephone: (262) 957-7021 or Terex Corporation, Attn: Investor Relations, 301 Merritt 7, 4th Floor, Norwalk, Connecticut 06851, Telephone: (203) 216-8524.

WHERE YOU CAN FIND MORE INFORMATION
Terex and REV each file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC electronically under the Exchange Act. The SEC maintains a website located at www.sec.gov containing this information. You can also obtain these documents, free of charge, from Terex at www.terex.com and from REV at www.revgroup.com. Information included on these websites is not incorporated by reference into, and is not a part of, this joint proxy statement/prospectus.
Terex has filed with the SEC a registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of Terex common stock issuable to REV stockholders in the mergers. The registration statement, including the attached exhibits, contains additional relevant information about Terex and Terex common stock. The rules and regulations of the SEC allow Terex and REV to omit certain information included in the registration statement from this joint proxy statement/prospectus.
In addition, the SEC allows Terex and REV to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus as described below. This joint proxy statement/prospectus also contains summaries of certain provisions contained in some of the Terex or REV documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Some documents or information, such as that called for by Item 2.02 and 7.01 of the Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this joint proxy statement/prospectus.
This joint proxy statement/prospectus incorporates by reference the documents listed below that Terex and REV have previously filed with the SEC. These documents contain important information about Terex and REV, their respective financial condition and other matters.

Terex SEC Filings (File No. 001-10702)	Period or File Date
Annual Report on Form 10-K	Fiscal year ended December 31, 2024, filed on February 7, 2025.

Quarterly Reports on Form 10-Q	Quarterly period ended March 31, 2025, filed on May 2, 2025, quarterly period ended June 30, 2025, filed on July 31, 2025, and quarterly period ended September 30, 2025, filed on October 31, 2025.

Current Reports on Form 8-K (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)	Filed on January 17, 2025, April 17, 2025, May 16, 2025, July 21, 2025, August 14, 2025, October 1, 2025, October 21, 2025, and October 30, 2025.

Definitive Proxy Statement on Schedule 14A to the extent incorporated by reference into Terex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024	Filed on April 1, 2025.

The description of Terex’s securities set forth in Exhibit 4.1 of Terex’s Annual Report on Form 10-K	Fiscal year ended December 31, 2024, filed on February 7, 2025.

REV SEC Filings (File No. 001-37999)	Period or File Date
Annual Report on Form 10-K	Fiscal year ended October 31, 2025, filed on December 10, 2025.

Quarterly Report on Form 10-Q	Quarterly period ended July 31, 2025, filed on September 3, 2025; Quarterly period ended April 30, 2025, filed on June 4, 2025; and Quarterly period ended January 31, 2025, filed March 5, 2025.

Current Reports on Form 8-K (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)	Filed on October 30, 2025, and September 3, 2025.

Definitive Proxy Statement on Schedule 14A to the extent incorporated by reference into REV’s Annual Report on Form 10-K for the fiscal year ended October 31, 2024	Filed on January 17, 2025.

The description of REV’s securities set forth in Exhibit 4.1 of REV’s Annual Report on Form 10-K	Fiscal year ended October 31, 2025, filed on December 10, 2025.

In addition, Terex and REV incorporate by reference any future filings they make, respectively, with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act (i) after the date of the initial filing and prior to the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and (ii) after the date of this joint proxy statement/prospectus and prior to the date of the Terex special meeting and the REV special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed.
You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Terex or REV, as applicable, will provide you with copies of these documents, without charge, upon written or oral request to:

For Terex stockholders:	For REV stockholders:
Terex Corporation 301 Merritt 7, 4th Floor Norwalk, Connecticut (203) 216-8524	REV Group, Inc. 245 South Executive Drive, Suite 100 Brookfield, WI 53005 (262) 967-7021

Terex Corporation c/o Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Banks and Brokers Call: (212) 750-5833 Stockholders and All Others Call Toll Free: (877) 800-5182	REV Group, Inc. c/o Georgeson, LLC 51 West 52nd Street, 6th Floor New York, NY 10019 Stockholders, Banks and Brokers Call Toll Free: (866) 989-6102 E-mail: revgroup@georgeson.com

If you would like to request any documents, please do so by January 21, 2026, which is five business days prior to the date of the Terex special meeting and the REV special meeting, in order to receive them before the applicable meeting.
In the event of conflicting information in this joint proxy statement/prospectus in comparison to any document incorporated by reference into this joint proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

Annex A
Execution Version
AGREEMENT AND PLAN OF MERGER

by and among

REV GROUP, INC.

TAG MERGER SUB 1 INC.

TAG MERGER SUB 2 LLC

and

TEREX CORPORATION

Dated as of October 29, 2025

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 29, 2025, is by and among Terex Corporation, a Delaware corporation (“Tag”), Tag Merger Sub 1 Inc., a Delaware corporation and a direct wholly owned subsidiary of Tag (“Merger Sub 1”), Tag Merger Sub 2 LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Tag (“Merger Sub 2” and together with Merger Sub 1, the “Merger Subs” and each a “Merger Sub”), and REV Group, Inc., a Delaware corporation (“Rolex”).
RECITALS
WHEREAS, Rolex and Tag desire to effect a strategic combination of their businesses;
WHEREAS, the respective Boards of Directors of Rolex and Tag deem it advisable and in the best interests of each corporation and its respective stockholders that Rolex and Tag engage in a combination of the respective businesses of Rolex and Tag in order to advance the long-term strategic business interests of each of Rolex and Tag;
WHEREAS, the Board of Directors of Rolex (the “Rolex Board”) has unanimously (a) determined that the terms of this Agreement and the transactions contemplated hereby, including the Mergers, are fair to, and in the best interests of, Rolex and its stockholders, (b) declared this Agreement advisable, (c) approved the execution and delivery by Rolex of this Agreement, the performance by Rolex of its covenants and agreements contained herein and the consummation of the Mergers, and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein, and (d) resolved to recommend that Rolex’s stockholders vote to adopt this Agreement;
WHEREAS, the Board of Directors of Tag (the “Tag Board”) has unanimously (a) determined that the terms of this Agreement and the transactions contemplated hereby, including the Mergers and the issuance of Tag Shares pursuant to the Merger (the “Tag Share Issuance”), are fair to, and in the best interests of, Tag and its stockholders, (b) declared this Agreement advisable, (c) approved the execution and delivery by Tag of this Agreement, the performance by Tag of its covenants and agreements contained herein and the consummation of the Mergers and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein, and (d) resolved to recommend that Tag’s stockholders vote to approve the Tag Share Issuance;
WHEREAS, (a) the board of directors or managing member (as applicable) of each Merger Sub has approved this Agreement and determined that this Agreement is advisable, and (b) immediately following the execution and delivery of this Agreement, Tag, as the sole stockholder or member (as applicable) of each Merger Sub, shall adopt this Agreement and approve the Mergers in accordance with the applicable provisions of the DGCL and the DLLCA (as applicable);
WHEREAS, Rolex, Tag, and Merger Sub 1 intend to effect a merger of Merger Sub 1 with and into Rolex in accordance with this Agreement and the DGCL, pursuant to which, among other things, Merger Sub 1 will cease to exist and Rolex will become a direct, wholly-owned subsidiary of Tag;
WHEREAS, immediately following the Merger, the Surviving Corporation, Tag, and Merger Sub 2 intend to effect a merger of the Surviving Corporation with and into Merger Sub 2 in accordance with this Agreement, the DGCL and the DLLCA, pursuant to which, among other things, the Surviving Corporation will cease to exist;
WHEREAS, for U.S. federal income tax purposes (and to the extent permitted by Law, U.S. state and local income tax purposes), (a) it is intended that the Mergers, taken together, constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code and the Treasury regulations promulgated thereunder (the “Treasury Regulations”), and (b) this Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations thereunder; and
WHEREAS, each of the parties hereto desires to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:
ARTICLE I

DEFINED TERMS
Section 1.1 Certain Defined Terms.
(a) As used in this Agreement, the following terms have the meaning specified in this Section 1.1.
“Affiliate” means, with respect to any Person, at the time of determination, another Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.
“Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, Foreign Direct Investment Laws and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including all antitrust, competition and merger control Laws.
“Award Exchange Ratio” means the sum of (a) the Exchange Ratio, plus (b) the quotient of (i) the Cash Consideration, divided by (ii) the Tag Share Price, rounded to the nearest cent.
“Beneficial Owner” means, with respect to a Security, any Person who, directly or indirectly, through any contract, relationship or otherwise, has or shares (a) the power to vote, or to direct the voting of, such Security or (b) the power to dispose of, or to direct the disposition of, such Security.
“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in New York, New York.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Constituent Documents” means, with respect to any entity, its certificate or articles of incorporation, articles of association, bylaws, and any similar charter or other organizational documents of such entity.
“Contract” means, with respect to any Person, any agreement, indenture, loan agreement, undertaking, note or other debt instrument, contract, lease, mortgage, deed of trust, permit, license, understanding, arrangement, commitment or other obligation to which such Person or any of its subsidiaries is a party or by which any of them may be bound or to which any of their properties may be subject.
“Environmental Law” means any Law regulating or relating to the protection of human health or safety (as it relates to Releases of Hazardous Substances), natural resources or the environment, including Laws relating to wetlands, pollution, environmental contamination or the use, generation, management, handling, transport, treatment, disposal, storage, Release, threatened Release of, or exposure to, Hazardous Substances.
“Environmental Permit” means any permit, license, registration, authorization or consent of any Governmental Entity and required pursuant to applicable Environmental Laws.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means, with respect to any entity, any trade or business, whether or not incorporated, that together with such entity and its Subsidiaries would be deemed a “single employer” within the meaning of Section 4001 of ERISA.
“Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party hereto or on its behalf in connection with or related to the authorization, preparation, negotiation, execution, performance and consummation of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus and the Form S-4, and the solicitation of stockholder approvals, the securing, obtaining and maintaining of financing and all other matters related to the transactions contemplated hereby.

“Foreign Direct Investment Law” means any Law that is designed or intended to prohibit, restrict or regulate on national security or public order grounds actions by foreigners or non-domiciled persons to acquire interests in domestic equities, securities, entities, assets, land or interests.
“Governmental Entity” means any nation or government, any foreign or domestic federal, state, county, municipal, or other political instrumentality or subdivision thereof, and any foreign or domestic regulatory authority, agency, commission, bureau, court, tribunal, arbitral body (public or private) or other governmental, quasi-governmental, regulatory or self-regulatory entity or authority, exercising governmental, executive, legislative, judicial, regulatory, administrative or taxing functions, including any court.
“Hazardous Substances” means (a) any petrochemical or petroleum distillates or by-products, radioactive materials, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, per- and polyfluoroalkyl substances, and radon gas; or (b) any chemicals, materials or substances classified, regulated or defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants” or “pollutants” or words of similar meaning and regulatory effect.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended and the rules and regulations promulgated thereunder, and any successor to such statute, rules, or regulations.
“Indebtedness” means, with respect to any Person, (a) all obligations of such Person for borrowed money or evidenced by a note, bond, debenture, credit agreement or other debt instrument, (b) all obligations with respect to letters of credit, bankers’ acceptances, bank guarantees, surety bonds or similar instruments (whether or not negotiable) issued for the account of such Person regardless of whether drawn upon, (c) all obligations of such Person under any interest rate or currency protection agreement or swaps, forward contracts and similar agreements, (d) all obligations of such Person for the deferred purchase price of property or services, including all seller notes and “earn-out” payment obligations, whether or not matured (but excluding accounts payable or trade payables incurred by such Person in the ordinary course of business), (e) all obligations of such Person required to be accounted for as a capital or finance lease under GAAP, (f) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any Securities of such Person or any warrants, rights or options to acquire Securities of such Person, and (g) all obligations described in clauses (a) - (f) above that such Person has guaranteed (contingent or otherwise) or that is secured by a Lien on any asset of such Person.
“Intellectual Property” means all intellectual property and industrial property rights and rights in confidential information of every kind and description throughout the world, including all U.S. and foreign (a) patents, patent applications, invention disclosures and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (b) trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, design rights and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (c) copyrights and copyrightable subject matter, (d) rights in Software, (e) trade secrets and all other confidential information, ideas, know-how, inventions, proprietary processes, formulae, models and methodologies, (f) rights of publicity, privacy and rights to personal information, (g) moral rights and rights of attribution and integrity, (h) all rights in the foregoing and in other similar intangible assets, and (i) all applications and registrations for the foregoing.
“IT Assets” means all Software, systems, servers, websites, computers, hardware, firmware, middleware, networks, peripherals, data communications lines, routers, hubs, switches, and all other information technology equipment, and all associated documentation.
“Law” (and with the correlative meaning “Laws”) means any rule, law (including common law), regulation, statute, Order, ordinance, convention, directive, requirement, legally binding policy or code promulgated, issued, enacted, adopted, implemented or otherwise put into effect by any Governmental Entity, including any securities law.
“Malicious Code” means (i) any virus, malware, ransomware, Trojan horse, worm, back door, time bomb, drop dead device, spyware, trackware, or adware and (ii) any similar program, routine, instruction, device, code, contaminant, logic, or effect designed or intended to disable, disrupt, erase, harm, or otherwise impede the operation of, or enable any Person to access without authorization, or otherwise materially and adversely affect the functionality of, any IT Asset (or portion thereof).
“Material Adverse Effect” means, with respect to Rolex or Tag, any change, development, event, occurrence, effect or state of facts that, individually or in the aggregate with all such other changes, developments, events, occurrences, effects or states of facts has or is reasonably expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of such Party and such Party’s Subsidiaries, taken as a whole; provided, that, none of the following shall be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, a material adverse effect: any change, development, event, occurrence, effect or state of facts arising out of or resulting from (a) any change in capital market conditions generally or general economic conditions, including with respect to interest rates or currency exchange rates, (b) any change in geopolitical conditions or any outbreak or escalation of hostilities, acts of war or terrorism occurring after the date of this Agreement, (c) any hurricane, tornado, flood, earthquake or other natural or man-made disaster, or any pandemic, epidemic or disease outbreak, occurring after the date of this Agreement (or any worsening or escalation of any such conditions threatened or existing on the date of this Agreement), (d) any change in applicable Law, regulation, or GAAP (or authoritative interpretation thereof) which is proposed, approved or enacted on or after the date of this Agreement, (e) any change in general conditions in the industries in which such party and its Subsidiaries operate, (f) the failure, in and of itself, of such party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes in the market price, credit rating or trading volume of such Party’s Securities after the date of this Agreement (it being understood that the underlying facts giving rise or contributing to such failure or change, either alone or in combination, may be deemed to constitute or be taken into account in determining whether there has been a Material Adverse Effect), (g) any Action relating to or arising from Agreement or the transactions contemplated hereby, and (h) the announcement and pendency of this Agreement and the transactions contemplated hereby, including any lawsuit in respect of this Agreement or the transactions contemplated hereby, the taking of any action required or expressly contemplated by the covenants contained herein (including in respect of a Specified Rolex Transaction or a Specified Tag Transaction), and any loss of or change in relationship with any customer, supplier, distributor, or other business partner, or departure of any employee or officer, of such Party or any of such Party’s Subsidiaries; provided, that the exception in this clause (h) shall not apply with respect to (1) in respect of Rolex, any representation and warranty set forth in ARTICLE IV to the extent speaking to the effect of the execution, delivery and or performance of this Agreement and the consummation of the transactions contemplated hereby (including Section 4.5) and, to the extent related to such representations and warranties, the condition set forth in Section 9.3(a), or (2) in respect of Tag, any representation and warranty set forth in ARTICLE V to the extent speaking to the effect of the execution, delivery and or performance of this Agreement and the consummation of the transactions contemplated hereby (including Section 5.5) and, to the extent related to such representations and warranties, the condition set forth in Section 9.2(a), except, in the cases of clauses (a), (b), (c), (d), and (e), to the extent that such Party and such Party’s Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which such Party and such Party’s Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect).
“Open Source Software” means Software subject to any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation) or any substantially similar license, including any license approved by the Open Source Initiative and any Creative Commons License, or any other license that is commonly referred to as an “open source”, “free software”, “copyleft”, or “community source code” license.
“Order” means any order, writ, injunction (whether temporary, preliminary or permanent), temporary restraining order, judgment, decree, ruling, opinion, decision, determination, directive, award or settlement of any Governmental Entity, whether civil, criminal or administrative.
“Outbound Investment Rules” means the regulations administered and enforced together with any related public guidance issued, by the United States Treasury Department under U.S. Executive Order 14105 of August 9, 2023, or similar law or regulation; as of the date of this Agreement, and codified at 31 C.F.R. § 850.101 et seq.
“Party” means Tag or Rolex, as applicable.
“Permitted Liens” means (a) any Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established in accordance with GAAP, (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens, (c) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (d) easements, rights-of-way, covenants, restrictions and other encumbrances of record as of the date of this Agreement, (e) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that do not, in any case, materially detract from the value or the use of the property subject thereto, (f) statutory landlords’ Liens and Liens granted to landlords under any lease, (g) non-exclusive licenses to Intellectual Property granted in the ordinary course of business, (h) any purchase money security interests, equipment leases or similar financing arrangements, (i) any Liens which are disclosed on the most recent balance sheet included in the Rolex Financial Statements (in the case of Liens applicable to Rolex or any of its Subsidiaries) or the most recent balance sheet included in the Tag Financial Statements (in the case of Liens applicable to Tag and its Subsidiaries), or the notes thereto, (j) deposits to secure the performance of bids, trade, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case incurred in the ordinary course of business, (k) customary rights of set off, bankers’ Liens, refunds or charge backs, under deposit agreements or applicable Law, of banks or other financial institutions (other than deposits intended as cash collateral) in the ordinary course of business, (l) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods, or (m) any Liens that are not material to Rolex and its Subsidiaries or Tag and its Subsidiaries, as applicable, taken as a whole.
“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or other organizational form.
“Personal Information” means any information that either directly or indirectly identifies or, alone or in combination with any other information, could reasonably be used to identify, locate, or contact a natural Person, including name, street address, telephone number, email address, identification number issued by a Governmental Entity, payment card number, bank information, customer or account number, online identifier, device identifier, IP address, browsing history, search history, or other website, application, or online activity or usage data, location data, biometric data, medical or health information, or any other information that is considered “personally identifiable information,” “nonpublic personal information,” “protected health information,” “personal information,” or “personal data” or any similar term under applicable Law.
“Privacy Laws” means all applicable Laws, Orders, and binding guidance issued by any Governmental Entity concerning the privacy, security, or Processing of Personal Information (including Laws of jurisdictions where Personal Information was collected), including, as applicable, data breach notification Laws, consumer protection Laws, Laws concerning requirements for website and mobile application privacy policies and practices, Social Security number protection Laws, data security Laws, and Laws concerning email, text, mobile, or instant message, or telephone communications.
“Processing” means any operation or set of operations performed on Personal Information, whether or not by automated means, including the collection, creation, receipt, acquisition, recording, organization, structuring, adaptation or alteration, retrieval, consultation, de-identification, re-identification, sale, sharing, alignment or combination, access, use, handling, compilation, analysis, monitoring, maintenance, retention, storage, transmission, transfer, protection, disclosure, distribution, destruction, erasure, or disposal of Personal Information.
“Registered” means issued or renewed by, registered, recorded or filed with, or the subject of a pending application before any Governmental Entity or Internet domain name registrar.
“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersal, migration, including the moving of any Hazardous Substances through, into or upon, any land, soil, surface water, groundwater or air, or otherwise entering into the indoor or outdoor environment.
“Rolex Benefit Plan” means each employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option, phantom or other stock-based award, severance or termination pay, retention, change in control, fringe benefit, employee loan, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program, agreement or arrangement, and each other “employee benefit plan” (within the meaning of Section 3(3) of ERISA, including multiemployer plans within the meaning of 3(37) of ERISA), program, agreement (including employment agreements) or arrangement, whether or not subject to ERISA, maintained or contributed to or required to be contributed to by (i) Rolex, (ii) any Subsidiary of Rolex or (iii) any ERISA Affiliate of Rolex, for the benefit of any current or former employee, director or member of Rolex or any Subsidiary of Rolex, other than any plan, program, agreement or arrangement mandated by applicable Law with respect to which neither Rolex nor any of its Subsidiaries has any discretion as to the level of benefits.

“Rolex Credit Facility” means that certain Credit Agreement, dated as of April 13, 2021, by and among Rolex, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties thereto, as amended.
“Rolex Financial Statements” means the consolidated financial statements of Rolex and the Rolex Subsidiaries included in the Rolex Reports together, in the case of fiscal year-end statements, with reports thereon by RSM US LLP, the independent auditors of Rolex for the periods included therein, including in each case a consolidated balance sheet, a consolidated statement of income, a consolidated statement of stockholders’ equity and a consolidated statement of cash flows, and accompanying notes.
“Rolex Intervening Event” means any material event, change, development, occurrence, effect or states of facts that (a) was not known or reasonably foreseeable, or the material consequences of which (or the magnitude thereof) were not known or reasonably foreseeable, in each case to the Rolex Board as of or prior to the date of this Agreement, which event, change, development, occurrence, effect or states of fact become known to or by the Rolex Board prior to the time the Rolex Requisite Vote is obtained, and (b) does not relate to or involve any Acquisition Proposal with respect to Rolex; provided, that, in no event shall (i) any event, change, occurrence or development relating to the public announcement, execution, delivery or performance of this Agreement, the identity of Tag, or the pendency of the consummation of the Mergers, or (ii) any change in the market price or trading volume of Rolex Common Stock or Tag Common Stock, any change in the credit rating of Rolex or Tag or any of their respective Indebtedness, or Rolex or Tag failing to meet, meeting or exceeding internal or published projections, forecasts, guidance or revenue or earnings prediction, or other financial or operating metric for any period be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, a Rolex Intervening Event (provided that, solely with respect to the foregoing clause (ii), any event, change, occurrence or development giving rise to or contributing to such change, failing to meet, meeting or exceedance may be considered and taken into account in determining whether a Rolex Intervening Event has occurred).
“Rolex IT Assets” means all IT Assets used or held for use in the operation of the business of Rolex and the Rolex Subsidiaries, including pursuant to outsourced or cloud computing arrangements.
“Rolex Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by Rolex and the Rolex Subsidiaries.
“Rolex Owned Software” means any and all Software owned, or purported to be owned, by Rolex and the Rolex Subsidiaries.
“Rolex Stock Plan” means the Amended and Restated REV Group, Inc. 2016 Omnibus Incentive Plan.
“Rolex Tax Counsel” means Davis Polk & Wardwell LLP.
“Rolex Tax Opinion” means an opinion of Rolex Tax Counsel, or, if Rolex Tax Counsel is unable or unwilling to provide such opinion, Tag Tax Counsel, dated as of the Closing Date, to the effect that (a) the Transaction will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code and the Treasury Regulations and (b) Rolex and Tag each will be a party to such reorganization within the meaning of Section 368(b) of the Code.
“Securities” means, with respect to any Person, any common stock, preferred stock, and any other equity interest or capital stock of such Person, however described and whether voting or non-voting.
“Software” means any and all (a) computer programs, systems, applications and code, including any software implementations of algorithms, models and methodologies and any source code, object code, development and design tools, applets, compilers and assemblers, (b) databases and compilations, including any and all libraries, data and collections of data whether machine readable, on paper or otherwise, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (d) technology supporting, and the contents and audiovisual displays of, any internet sites, and (e) documentation, other works of authorship and media, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.
“Subsidiary” means, with respect to a specified Person, any other Person, whether incorporated or unincorporated, of which at least a majority of the Securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such specified Person or by one or more of its respective Subsidiaries.

“Substantial Detriment” means a material adverse effect on the financial condition, properties, assets, businesses or results of operations of Rolex and its Subsidiaries and Tag and its Subsidiaries, taken as a whole.
“Tag Benefit Plan” means each employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option, phantom or other stock based award, severance or termination pay, retention, change in control, fringe benefit, employee loan, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program, agreement or arrangement, and each other “employee benefit plan” (within the meaning of Section 3(3) of ERISA, including multiemployer plans within the meaning of 3(37) of ERISA), program, agreement (including employment agreements) or arrangement, whether or not subject to ERISA, maintained or contributed to or required to be contributed to by (a) Tag, (b) any Subsidiary of Tag, or (c) any ERISA Affiliate of Tag, for the benefit of any current or former employee, director or member of Tag or any Subsidiary of Tag, other than any plan, program, agreement or arrangement mandated by applicable Law with respect to which neither Tag nor any of its Subsidiaries has any discretion as to the level of benefits.
“Tag Common Stock” means the common stock, par value $0.01 per share, of Tag.
“Tag Credit Facility” means that certain Amended and Restated Credit Agreement, dated as of April 1, 2021, by and among Tag, Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent thereunder, and the other parties thereto, as amended.
“Tag Financial Statements” means the consolidated financial statements of Tag and the Tag Subsidiaries included in the Tag Reports together, in the case of year-end statements, with reports thereon by KPMG LLP, the independent auditors of Tag for the periods included therein, including in each case a consolidated balance sheet, a consolidated statement of income, a consolidated statement of stockholders’ equity and a consolidated statement of cash flows, and accompanying notes.
“Tag IT Assets” means all IT Assets used or held for use in the operation of the business of Tag and the Tag Subsidiaries, including pursuant to outsourced or cloud computing arrangements.
“Tag Intervening Event” means any material event, change, development, occurrence, effect or states of facts that (a) was not known or reasonably foreseeable, or the material consequences of which (or the magnitude thereof) were not known or reasonably foreseeable, in each case to the Tag Board as of or prior to the date of this Agreement, which event, change, development, occurrence, effect or states of fact become known to or by the Tag Board prior to the time the Tag Requisite Vote is obtained, and (b) does not relate to or involve any Acquisition Proposal with respect to Tag; provided, that, in no event shall (i) any event, change, occurrence or development relating to the public announcement, execution, delivery or performance of this Agreement, the identity of Rolex, or the pendency of the consummation of the Mergers, or (ii) any change in the market price or trading volume of Rolex Common Stock or Tag Common Stock, any change in the credit rating of Rolex or Tag or any of their respective Indebtedness, or Rolex or Tag failing to meet, meeting or exceeding internal or published projections, forecasts, guidance or revenue or earnings prediction, or other financial or operating metric for any period be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, a Tag Intervening Event (provided that, solely with respect to the foregoing clause (ii), any event, change, occurrence or development giving rise to or contributing to such change, failing to meet, meeting or exceedance may be considered and taken into account in determining whether a Tag Intervening Event has occurred).
“Tag Owned Intellectual Property” means all Intellectual Property owned, or purported be owned, by Tag and the Tag Subsidiaries.
“Tag Owned Software” means any and all Software owned, or purported to be owned, by Tag and the Tag Subsidiaries.
“Tag Shares” means shares of Tag Common Stock.
“Tag Stock Plans” means the Terex Corporation Amended and Restated 2018 Omnibus Incentive Plan and the Terex Corporation Amended and Restated Employee Stock Purchase Plan.
“Tag Share Price” means the average of the volume weighted averages of the trading prices of a Tag Share on the NYSE (as reported by Bloomberg, L.P. or, if not reported therein, in another authoritative source mutually selected by Tag and Rolex in good faith) on each of the five (5) consecutive trading days ending on (and including) the trading day that is two (2) trading days prior to the Closing Date, rounded to the nearest cent.
“Tag Tax Counsel” means Fried, Frank, Harris, Shriver & Jacobson, LLP.

“Tag Tax Opinion” means an opinion of Tag Tax Counsel, or, if Tag Tax Counsel is unable or unwilling to provide such opinion, Rolex Tax Counsel, dated as of the Closing Date, to the effect that (a) the Transaction will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code and the Treasury Regulations, and (b) Rolex and Tag each will be a party to such reorganization within the meaning of Section 368(b) of the Code.
“Tax” (and with the correlative meaning “Taxes”) means any U.S. federal, state, local or foreign net income, franchise, gross income, sales, use, value added, goods and services, ad valorem, turnover, real property, personal property, gross receipts, net proceeds, license, capital stock, payroll, employment, unemployment, disability, customs duties, unclaimed property, withholding, social security (or similar), excise, severance, transfer, alternative or add-on minimum, stamp, estimated, registration, fuel, occupation, premium, environmental, excess profits, windfall profits, or other tax of any kind and similar charges, levies, imposts, duties, tariffs, licenses or other assessments, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity.
“Tax Return” means any return, report, declaration, election, estimate, information statement, claim for refund or other document (including any related or supporting information and any amendment to any of the foregoing) filed or required to be filed with respect to Taxes.
“Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.
“Transaction” means the Mergers.
“Willful Breach” means a breach, or a failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such action would, or would reasonably be expected to, cause a breach of this Agreement.
ARTICLE II

THE MERGERS
Section 2.1 The Merger.
(a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), at the Effective Time, Merger Sub 1 shall merge with and into Rolex (the “Merger”), the separate corporate existence of Merger Sub 1 shall thereupon cease, and Rolex shall be the surviving corporation in the Merger (the “Surviving Corporation”). The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As of immediately after the Merger, the Surviving Corporation shall be a wholly owned Subsidiary of Tag.
(b) Subject to the terms and conditions set forth in this Agreement, at the Closing, the parties shall file, or cause to be filed, a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by and executed and acknowledged in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL.
(c) The Merger shall become effective at (i) the date and time on which the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware as required to effect the Merger, or (ii) such other date and time as Rolex and Tag shall agree and as shall be specified in the Certificate of Merger (such time that the Merger shall become effective being the “Effective Time”).
(d) At the Effective Time, the certificate of incorporation of Rolex shall be amended and restated to be in the form of the certificate of incorporation of Merger Sub 1 in effect immediately prior to the Effective Time (with such modifications as may be necessary so that the name of the Surviving Corporation shall be “REV Group, Inc.” and to comply with the obligations set forth in Section 7.9), and such certificate of incorporation, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation from and after the Effective Time until thereafter changed or amended as provided therein or by applicable Law (subject to compliance with the obligations set forth in Section 7.9). The bylaws of Merger Sub 1 as in effect immediately prior to the Effective Time (with such modifications as may be necessary so that the name of the Surviving Corporation shall be “REV Group, Inc.” and to comply with the obligations set forth in Section 7.9) shall be the bylaws of the Surviving Corporation from and after the Effective Time until thereafter changed or amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and applicable Law (subject to compliance with the obligations set forth in Section 7.9).

(e) The directors of Merger Sub 1 immediately prior to the Effective Time shall be the directors of the Surviving Corporation from and after the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.
(f) The officers of Merger Sub 1 immediately prior to the Effective Time shall be the officers of the Surviving Corporation from and after the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.
Section 2.2 The Forward Merger.
(a) Immediately following the Effective Time and upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the Delaware Limited Liability Company Act, as amended (the “DLLCA”), at the Forward Merger Effective Time, the Surviving Corporation shall merge with and into Merger Sub 2 (the “Forward Merger” and together with the Merger, the “Mergers”), the separate corporate existence of the Surviving Corporation shall thereupon cease, and Merger Sub 2 shall be the surviving company in the Forward Merger (the “Forward Merger Surviving Company”). The Forward Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL and the DLLCA. As of immediately after the Forward Merger, the Forward Merger Surviving Company shall be a wholly owned Subsidiary of Tag.
(b) Subject to the terms and conditions set forth in this Agreement, at the Closing, immediately after the filing of the Certificate of Merger (or such other date and time as Rolex and Tag shall agree), Merger Sub 2 shall file, or cause to be filed, a certificate of merger relating to the Forward Merger (the “Forward Merger Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by and executed and acknowledged in accordance with the relevant provisions of the DGCL and the DLLCA, and shall make all other filings or recordings required under the DGCL and the DLLCA.
(c) The Forward Merger shall become effective at (i) the date and time on which the Forward Merger Certificate of Merger is duly filed with the Secretary of State of the State of Delaware as required to effect the Forward Merger, or (ii) such other date and time as Rolex and Tag shall agree and as shall be specified in the Forward Merger Certificate of Merger (such time that the Forward Merger shall become effective being the “Forward Merger Effective Time”).
(d) At the Forward Merger Effective Time, the certificate of formation of Merger Sub 2 shall be amended as may be necessary so that the name of the Forward Merger Surviving Company shall be “REV Group, LLC” (and to comply with the obligations set forth in Section 7.9), and such certificate of formation, as so amended shall be the certificate of formation of the Forward Merger Surviving Company from and after the Forward Merger Effective Time until thereafter changed or amended as provided therein or by applicable Law (subject to compliance with the obligations set forth in Section 7.9). The limited liability company agreement of Merger Sub 2, as in effect immediately prior to the Forward Merger Effective Time (with such modifications as may be necessary so that name of the Forward Merger Surviving Company shall be “REV Group, LLC” and to comply with the obligations set forth in Section 7.9), shall be the limited liability company agreement of the Forward Merger Surviving Company from and after the Forward Merger Effective Time until thereafter changed or amended in accordance with its terms, the certificate of formation of the Forward Merger Surviving Company and applicable Law (subject to compliance with the obligations set forth in Section 7.9).
(e) The managers or managing member (as applicable) of Merger Sub 2 immediately prior to the Forward Merger Effective Time shall be the managers or managing member of the Forward Merger Surviving Company from and after the Forward Merger Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.
(f) The officers of the Surviving Corporation immediately prior to the Forward Merger Effective Time shall be the officers of the Forward Merger Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.
Section 2.3 Closing. The closing of the Mergers (the “Closing”) shall take place at 8:00 a.m., New York City time, at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York 10004, the United States, on the third (3) Business Day following the date on which the last of the conditions set forth in ARTICLE IX hereof shall be satisfied, or, to the extent not prohibited by Law, waived in accordance with this Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent not prohibited by Law, waiver of those conditions) unless a later date, time or place is mutually agreed to by Rolex and Tag in writing (the “Closing Date”). Notwithstanding the foregoing, the Parties may complete the Closing on the Closing Date by electronic transfer of documents and signature pages to avoid the necessity of a physical Closing.
ARTICLE III

EFFECT ON CAPITAL STOCK;
EXCHANGE OF CERTIFICATES
Section 3.1 Effect of the Merger on Capital Stock.
(a) As a result of the Merger and the transactions contemplated by Section 3.1(b) and without any action on the part of Rolex, Tag, or Merger Sub 1 or the holders of any capital stock of Rolex or Merger Sub 1, at the Effective Time:
(i) Each share of common stock, par value $0.01 per share, of Merger Sub 1 (the “Merger Sub 1 Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid, and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation with the same rights, powers, and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.
(ii) Each share of common stock, par value $0.001 per share, of Rolex (the “Rolex Common Stock”) issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by Rolex or its Subsidiaries and each share of Rolex Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Tag, Merger Sub 1, Merger Sub 2 or any of their respective Subsidiaries shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(iii) Subject to Section 3.5, each share of Rolex Common Stock issued and outstanding immediately prior to the Effective Time (other than (x) shares of Rolex Common Stock to be canceled in accordance with Section 3.1(a)(ii), (y) Dissenting Shares, and (z) Rolex Restricted Share Awards) shall be converted into the right to receive from Tag: (A) 0.9809 (the ratio of such number to 1, the “Exchange Ratio”) validly issued, fully paid and nonassessable Tag Shares (the “Stock Consideration”), and (B) $8.71 in cash without interest (the “Cash Consideration”; the Cash Consideration, together with the Stock Consideration and any cash paid in lieu of fractional shares pursuant to Section 3.5, the “Merger Consideration”). All shares of Rolex Common Stock converted pursuant to this Section 3.1(a)(iii), when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that, immediately prior to the Effective Time, represented any such shares of Rolex Common Stock, and each holder of any such share of Rolex Common Stock which immediately prior to the Effective Time was registered on the stock transfer books of Rolex in uncertificated form, shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any dividends or other distributions to which holders become entitled upon the surrender of such shares of Rolex Common Stock in accordance with Section 3.2(e), without interest.
(b) If, between the date of this Agreement and the Effective Time, the number of outstanding shares of Rolex Common Stock or the outstanding Tag Shares shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be appropriately and proportionately adjusted, without duplication, to provide to the holders of Rolex Common Stock the same economic effect as contemplated by this Agreement prior to such event.
Section 3.2 Exchange and Payment.
(a) Prior to the Effective Time, Tag shall enter into an agreement (in a form reasonably acceptable to Rolex) with Tag’s transfer agent or such other bank or trust company selected by Tag and reasonably acceptable to Rolex to act as an exchange agent (the “Exchange Agent”) for the purpose of delivering the Merger Consideration payable in respect of shares of Rolex Common Stock converted into Merger Consideration pursuant to Section 3.1(a)(iii). Prior to the Effective Time, Tag shall deposit (or cause to be deposited) with the Exchange

Agent (i) cash in an amount sufficient to deliver the aggregate Cash Consideration in respect of shares of Rolex Common Stock pursuant to Section 3.1(a)(iii), (ii) the aggregate Fractional Share Cash Consideration deliverable in the Merger to holders of shares of Rolex Common Stock, and (iii) evidence of Tag Shares in book-entry form representing the number of Tag Shares sufficient to deliver the aggregate Stock Consideration payable in the Merger to holders of shares of Rolex Common Stock (such cash and book-entry shares, together with any dividends or distributions with respect thereto, the “Exchange Fund”). The Exchange Fund shall not be used for any purpose other than to deliver the payments in respect of shares of Rolex Common Stock converted into Merger Consideration pursuant to Section 3.1(a)(iii), except as provided in this Agreement (including payment of the portion of the Merger Consideration constituting Fractional Share Cash Consideration). Tag shall pay, or cause to be paid, all charges and expenses of the Exchange Agent incurred by it in connection with the exchange of shares of Rolex Common Stock for the Merger Consideration.
(b) Promptly after the Effective Time and in any event not later than the second Business Day following the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of an outstanding certificate or outstanding certificates (“Certificates”) that immediately prior to the Effective Time represented outstanding shares of Rolex Common Stock that were converted into the right to receive the Merger Consideration with respect thereto pursuant to Section 3.1(a)(iii), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration payable with respect thereto pursuant to Section 3.1(a)(iii). Upon surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Rolex Common Stock formerly represented by such Certificate (subject to deduction for any required withholding Tax), and the Certificate so surrendered shall forthwith be cancelled and the Tag Shares issued in connection with the foregoing shall be in non-certificated book-entry form. Promptly after the Effective Time and in any event not later than the second Business Day following the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record immediately prior to the Effective Time of uncertificated shares of Rolex Common Stock represented by book entry (“Book-Entry Shares”) customary instructions for use in effecting the surrender of Book-Entry Shares in exchange for the Merger Consideration payable with respect thereto pursuant to Section 3.1(a)(iii). Upon receipt by the Exchange Agent of an “agent’s message” in customary form, and such other evidence of surrender, if any, as the Exchange Agent may reasonably request in respect of Book-Entry Shares, the holder thereof shall be entitled to receive in exchange therefore the Merger Consideration payable with respect thereto pursuant to Section 3.1(a)(iii) with respect to each share of Rolex Common Stock formerly represented by such Book-Entry Shares (subject to deduction for any required withholding Tax) and the Tag Shares issued in connection with the foregoing shall be in non-certificated book-entry form. No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable in respect of Certificates or Book-Entry Shares.
(c) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Tag that such Tax either has been paid or is not applicable.
(d) Until surrendered as contemplated by this Section 3.2, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only cash in the amount equal to aggregate Cash Consideration that such holder has the right to receive pursuant to Section 3.1(a)(iii), book-entry Tag Shares representing the aggregate Stock Consideration that such holder has the right to receive pursuant to Section 3.1(a)(iii), cash in lieu of any fractional Tag Shares such holder is entitled to receive pursuant to Section 3.1(a)(iii) and Section 3.5, and any dividends or other distributions such holder is entitled to receive pursuant to Section 3.2(e) below, in each case, in respect of shares of Rolex Common Stock theretofore represented by such Certificate or Book-Entry Shares, as applicable, without interest thereon.

(e) No dividends or other distributions declared or made with respect to Tag Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the Tag Shares that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional Tag Shares shall be paid to any such holder, in each case until the holder of such Certificate or Book Entry Share shall have surrendered such Certificate or Book Entry Share in accordance with this ARTICLE III. Subject to escheat or other applicable Law, following the surrender of any Certificate or Book Entry Share, there shall be paid to the holder of the Certificate or Book-Entry Share representing Tag Shares issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such number of whole Tag Shares that such holder has the right to receive pursuant to Section 3.1(a)(iii), and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such number of whole Tag Shares that such holder has the right to receive pursuant to Section 3.1(a)(iii).
(f) The Merger Consideration and any dividends or other distributions payable pursuant to Section 3.2(e) paid upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this ARTICLE III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Rolex Common Stock formerly represented by such Certificates or Book-Entry Shares. From and after the Effective Time, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of Rolex other than the right to receive the Merger Consideration and any dividends or other distributions that holders have the right to receive upon the surrender of such Certificate or Book-Entry Share in accordance with Section 3.2(e), without interest, and (ii) the stock transfer books of Rolex shall be closed with respect to all shares of Rolex Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Rolex Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Rolex Common Stock are presented to the Surviving Corporation, Tag or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be canceled and exchanged as provided in this ARTICLE III, subject to applicable Law in the case of Dissenting Shares.
(g) Any cash included in the Exchange Fund may only be invested in accordance with the exchange agent agreement. If, for any reason (including investment losses), the cash included in the Exchange Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder (but subject to Section 3.7), Tag shall promptly deposit (or cause to be deposited) cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations. Any interest and other income resulting from such investments shall be payable to the Surviving Corporation.
(h) At any time following the date that is 12 months after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) or Tag Shares which have been made available to the Exchange Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look to Tag and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 3.2(e)) payable upon due surrender of their Certificate or Book-Entry Shares. Notwithstanding the foregoing, neither the Surviving Corporation nor Tag shall be liable to any holder of shares of Rolex Common Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Any amounts remaining unclaimed by holders of shares of Rolex Common Stock two years after the Effective Time, or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation (or, at the option of Tag, Tag) free and clear of any claims or interest of any Person previously entitled thereto.
(i) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Tag or the Exchange Agent, the posting by such Person of a bond in such amount as Tag or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 3.2(h), Tag) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.
(j) Any portion of the Merger Consideration made available to the Exchange Agent in respect of any Dissenting Shares shall be returned to Tag, upon demand.
Section 3.3 Effect of the Merger on Rolex Stock Awards.
(a) Each award of restricted Rolex Common Stock granted under a Rolex Stock Plan that is outstanding immediately prior to the Effective Time (any such award, a “Rolex Restricted Share Award”), including any such Rolex Restricted Share Award that was granted on or after the date of this Agreement (any such award, an “Interim RSA Award”), shall, automatically and without any action on the part of the holder thereof, be assumed and converted, at the Effective Time, into (i) an award of restricted Tag Shares (a “Tag Restricted Share Award”), relating to a number of Tag Shares equal to the product, rounded down to the nearest whole number of shares, of (A) the number of shares of Rolex Common Stock subject to the corresponding Rolex Restricted Share Award immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, and (ii) an amount in restricted cash equal to the product of (A) the Cash Consideration, multiplied by (B) the number of shares of Rolex Common Stock subject to the corresponding Rolex Restricted Share Award immediately prior to the Effective Time (the “RSA Restricted Cash Payment”). Each Tag Restricted Share Award shall be subject to substantially the same terms and conditions that applied to the corresponding Rolex Restricted Share Award immediately prior to the Effective Time (including vesting, accelerated vesting features, voting rights, the right to receive dividends, transfer restrictions, forfeiture upon breach of restrictive covenants, and dispute resolution). Each RSA Restricted Cash Payment shall be subject to generally the same terms and conditions as those that applied to the corresponding Rolex Restricted Share Award immediately prior to the Effective Time (including vesting schedule, accelerated vesting features, transfer restrictions, forfeiture upon breach of restrictive covenants, and dispute resolution), except (i) the RSA Restricted Cash Payment shall be divided into vesting tranches with the approximate cash value of each tranche based on the number of shares of Rolex Common Stock subject to the corresponding vesting tranche of the applicable Rolex Restricted Share Award, (ii) each vesting tranche of the RSA Restricted Cash Payment that vests shall be paid by Tag or its applicable Affiliate on the next administratively practicable payroll date of Tag or its applicable Affiliate occurring after the vesting date (but, in no event, more than thirty (30) days after such vesting date), and (iii) the holder thereof shall not have voting rights or the right to receive dividends or dividend equivalents in respect to the RSA Restricted Cash Payment. All Rolex Restricted Share Awards assumed and converted pursuant to this Section 3.3(a), when so assumed and converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that, immediately prior to the Effective Time, represented any such Rolex Restricted Share Award, and each holder of any Rolex Restricted Share Award which immediately prior to the Effective Time were registered on the stock transfer books of Rolex in uncertificated form, shall cease to have any rights with respect thereto, except the right to receive a Tag Restricted Share Award and a RSA Restricted Cash Payment, subject to the terms and conditions of this Section 3.3(a).
(b) Each award of restricted stock units (“RSUs”) granted under the Rolex Stock Plan, including awards subject to time- and/or performance-based vesting conditions, and relating to shares of Rolex Common Stock (any such award, a “Rolex RSU Award” and together with the Rolex Restricted Share Awards, the “Rolex Stock Awards”) that is outstanding immediately prior to the Effective Time, including any such Rolex RSU Award granted on or after the date of this Agreement (any such award, an “Interim RSU Award” and, together with any Interim RSA Awards, each an “Interim Award”), shall, automatically and without any action on the part of the holder thereof, be assumed and converted, at the Effective Time, into (i) an award of RSUs relating to Tag Shares (any such award, a “Tag RSU Award” and together with the Tag Restricted Share Awards, the “Tag Stock Awards”), relating to a number of Tag Shares equal to the product, rounded down to the nearest whole number of shares, of (A) the number of shares of Rolex Common Stock subject to the corresponding Rolex RSU Award immediately prior to the Effective Time (with such number of shares of Rolex Common Stock related to any performance-based Rolex RSU Award being determined based on the forecasted level of performance set forth on Section 3.3(b) of the Rolex Disclosure Letter), multiplied by (B) the Award Exchange Ratio, and (ii) an amount in restricted cash equal the amount of any dividend equivalents that are accrued, but unpaid, as of immediately prior to the Effective Time with respect to the corresponding Rolex RSU Award (the “RSU Restricted Cash Payment”). Each Tag RSU Award shall be subject to substantially the same terms and conditions that applied to the corresponding Rolex RSU Award immediately prior to the Effective Time (including time-based vesting schedule, distribution timing, the right to receive dividend equivalents, transfer restrictions, forfeiture upon breach of restrictive covenants, and dispute resolution but excluding any performance-based vesting criteria). Each RSU Restricted Cash Payment shall be subject to generally the same terms and conditions as those that applied to the corresponding Rolex RSU Award immediately prior to the Effective Time (including time-based vesting schedule, accelerated vesting features, transfer restrictions, forfeiture upon breach of restrictive covenants, and dispute resolution but excluding any performance-based vesting criteria), except (i) the RSU Restricted Cash Payment shall be divided into vesting tranches (or, in the case of an RSU Restricted Cash Payment in respect of a Rolex RSU Award subject to performance-based vesting conditions, vesting tranches that vest on the final day of the corresponding one-year performance period under the Rolex RSU Award, subject to the holder’s continuous service to Tag or any of its Affiliates through such vesting date) with the approximate cash value of each tranche based on the proportionate number of shares of Rolex Common Stock subject to the corresponding vesting tranche of the applicable Rolex RSU Award (with such number of shares of Rolex Common Stock related to any performance-based Rolex RSU Award being determined based on the forecasted level of performance set forth on Section 3.3(b) of the Rolex Disclosure Letter), (ii) each vesting tranche of the RSU Restricted Cash Payment that vests shall be paid by Tag or its applicable Affiliate in accordance with the provisions addressing the timing of share delivery in settlement of the corresponding Rolex RSU Award, and (iii) the holder thereof shall not have the right to receive dividend equivalents in respect to the RSU Restricted Cash Payment. All Rolex RSU Awards assumed and converted pursuant to this Section 3.3(b), when so assumed and converted, shall no longer be outstanding and shall automatically be canceled and the holder thereof shall cease to have any rights with respect thereto, except the right to receive a Tag RSU Award and a RSU Restricted Cash Payment, subject to the terms and conditions of this Section 3.3(b).
(c) Tag shall have on file a Registration Statement on Form S-8 (or any successor form) prior to the Effective Time with enough Tag Shares registered thereon to cover the issuance of the Tag Shares subject to the Tag Stock Awards and shall use its reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Tag Stock Awards remain outstanding.
(d) Prior to the Effective Time, Rolex and Tag shall take all necessary actions to give effect to the transactions contemplated by this Section 3.3.
Section 3.4 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Rolex Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Rolex Common Stock cancelled in accordance with Section 3.1(a)(ii)) that are held by any holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and properly demands appraisal of such Shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such share of Rolex Common Stock of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Merger Consideration in accordance with Section 3.1(a)(iii). At the Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that, immediately prior to the Effective Time, represented any such Dissenting Shares, and each holder of any such Dissenting Shares which immediately prior to the Effective Time was registered on the stock transfer books of Rolex in uncertificated form, shall cease to have any rights with respect thereto, except the rights under Section 262 of the DGCL. Rolex shall serve prompt notice to Tag of any demands received by Rolex for appraisal of any shares of Rolex Common Stock, and Tag and Rolex shall jointly direct all negotiations and proceedings with respect to such demands. Rolex shall not, without the prior consent of Tag, make any payment with respect to, or compromise or settle (or offer to settle or compromise), any such demands.
Section 3.5 Fractional Shares. No certificate or scrip representing fractional Tag Shares shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares or any other provision of this ARTICLE III, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Tag. Notwithstanding anything in this Agreement to the contrary, each holder of shares of Rolex Common Stock converted pursuant to the Merger who would hold a fraction of a Tag Share (or holder of other equity interests of Rolex who would otherwise have been entitled to receive a fraction of a Tag Share pursuant to the provisions of this ARTICLE III) (after aggregating all shares of Rolex Common Stock represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash, without interest, in an amount (rounded to the nearest cent) equal to the product of (a) such fraction of a Tag Share, multiplied by (b) the Tag Share Price (the “Fractional Share Cash Consideration”). No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional Tag Share that would otherwise have been deliverable as part of the Merger Consideration.
Section 3.6 Effect of the Forward Merger on Capital Stock. As a result of the Forward Merger without any action on the part of Rolex, Tag, the Surviving Corporation or Merger Sub 2 or the holders of any capital stock of the Surviving Corporation or limited liability company interests of Merger Sub 2, at the Forward Merger Effective Time, (i) each limited liability company interest of Merger Sub 2 issued and outstanding immediately prior to the Forward Merger Effective Time shall remain outstanding as a limited liability company interest of the Forward Merger Surviving Company, and (ii) each share of capital stock of the Surviving Corporation shall be cancelled and shall cease to exist, and no securities or other consideration shall be delivered in exchange therefor.
Section 3.7 Withholding. Notwithstanding any provision contained herein to the contrary, each of Tag, the Surviving Corporation, the Exchange Agent and any other withholding agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement (including, for the avoidance of doubt, the Stock Consideration) such amounts as Tag, the Surviving Corporation, the Exchange Agent or other withholding agent are required to deduct and withhold with respect to the making of such payment under the Code, or any provision of applicable federal, state, local or non-U.S. Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by Tag, the Surviving Corporation, the Exchange Agent or other withholding agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of whom such deduction and withholding was made.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ROLEX
Except as set forth in the disclosure letter dated as of the date hereof, delivered to Tag by Rolex on or prior to entering into this Agreement (the “Rolex Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Rolex Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent on the face of such disclosure) and except as disclosed in any report, schedule, form, statement or other document of Rolex filed with or furnished to the SEC at least two (2) Business Days prior to the date hereof and on or after December 31, 2023 and publicly available on the date hereof on the SEC’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) (collectively, the “Rolex Reports”) (other than disclosures in the “Risk Factors” or “Cautionary Statement About Forward-Looking Statements” sections of any Rolex Report or any other disclosure in any Rolex Report to the extent that such disclosure is similarly predictive or forward-looking in nature) (provided, that notwithstanding the foregoing, in no event shall any disclosure in the Rolex Reports qualify or limit the representations and warranties in Section 4.1 (Organization), Section 4.2 (Capitalization), Section 4.4 (Corporate Authority), Section 4.13 (Taxes), Section 4.21 (Takeover Statutes), Section 4.22 (Requisite Vote), Section 4.24 (Opinion of Financial Advisor), or Section 4.25 (Brokers)), Rolex represents and warrants to Tag and each Merger Sub as follows:
Section 4.1 Organization. Rolex is an entity duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Subsidiaries of Rolex (the “Rolex Subsidiaries”) are entities duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the laws of its respective jurisdiction of organization, except where the failure to be so organized, existing and in good standing when taken together with all other such failures, individually or in the aggregate, (i) has not had and is not reasonably expected to have a Material Adverse Effect on Rolex, and (ii) is not reasonably expected to prevent or materially impair or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement. Each of Rolex and the Rolex Subsidiaries have all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority when taken together with all other such failures, individually or in the aggregate, (i) has not had and is not reasonably expected to have a Material Adverse Effect on Rolex, and (ii) is not reasonably expected to prevent or materially impair or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement.

Section 4.2 Capitalization.
(a) The authorized stock of Rolex consists of 700,000,000 shares, of which (i) 605,000,000 shares have been classified as Rolex Common Stock, and (ii) 95,000,000 shares have been classified as preferred stock, par value $0.001 per share (the “Rolex Preferred Stock”). At the close of business on October 27, 2025: (i) 48,806,145 shares of Rolex Common Stock were issued and outstanding (of which 300,898 shares of Rolex Common stock were subject to Rolex Restricted Share Awards), (ii) 874,482 shares of Rolex Common Stock were subject to Rolex RSU Awards assuming, as applicable, performance goals are achieved at the forecasted level of performance set forth on Section 3.3(b) of the Rolex Disclosure Letter, (iii) no shares of Rolex Preferred Stock were issued and outstanding, and (iv) 2,489,976 shares of Rolex Common Stock were reserved for issuance pursuant to the Rolex Stock Plan. Since October 27, 2025 through the date of this Agreement, no shares of capital stock or other equity interests in Rolex have been issued, purchased or redeemed other than issuances of Rolex Common Stock pursuant to the settlement of Rolex Stock Awards outstanding as of October 27, 2025 in accordance with the terms thereof.
(b) No Rolex Stock Awards have been granted since October 27 through the date of this Agreement. Section 4.2(b) of the Rolex Disclosure Letter sets forth a true and complete list of all Rolex Stock Awards outstanding as of October 27, 2025, setting forth the number of shares of Rolex Common Stock subject to each award (assuming, as applicable, performance goals are achieved at the forecasted level of performance set forth on Section 3.3(b) of the Rolex Disclosure Letter), the grant date and vesting schedule with respect to each award. Except as forth in Section 4.2(b) of the Rolex Disclosure Letter, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Rolex to issue or sell any shares of capital stock or other equity interests of Rolex or the Rolex Subsidiaries or any Securities of Rolex or the Rolex Subsidiaries or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Securities of Rolex or the Rolex Subsidiaries, and no Securities of Rolex or the Rolex Subsidiaries or obligations evidencing such rights are authorized, issued or outstanding.
(c) All outstanding Securities of Rolex are, and all such Securities of Rolex that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and non-assessable.
Section 4.3 Subsidiaries. Section 4.3 of the Rolex Disclosure Letter sets forth a list of each Rolex Subsidiary. Rolex is, directly or indirectly, the record and Beneficial Owner of all of the outstanding Securities of each Rolex Subsidiary, in each case free and clear of any lien, pledge, security interest, claim or other encumbrance (“Lien”) (other than Permitted Liens and Liens in favor of the secured parties under the Rolex Credit Facility), including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of such Securities. All of such Securities so owned by Rolex have been duly authorized, validly issued, fully paid and nonassessable (and no such shares have been issued in violation of any preemptive or similar rights). Except for the direct or indirect ownership of the Rolex Subsidiaries listed on Section 4.3 of the Rolex Disclosure Letter, Rolex does not own any Securities, or any Securities, obligations, rights, warrants or options convertible into or exercisable for any Securities, of another Person.
Section 4.4 Corporate Authority. Rolex has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Merger and the other transactions contemplated hereby, subject only, in the case of the Merger, to the approval and adoption of this Agreement and the Merger by a vote of the holders of a majority of the outstanding shares of Rolex Common Stock entitled to vote thereon (the “Rolex Requisite Vote”). This Agreement has been duly executed and delivered by Rolex and (assuming due authorization, execution and delivery by Tag and each Merger Sub) is a valid and binding agreement of Rolex enforceable against Rolex in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). At a meeting duly called and held, the Rolex Board has unanimously adopted resolutions: (a) approving and declaring advisable this Agreement and the transactions contemplated by this Agreement, including the Merger; (b) directing that this Agreement be submitted to Rolex’s stockholders at a stockholders’ meeting for their adoption and approval; and (c) recommending that the holders of Rolex Common Stock adopt and approve this Agreement and the transactions contemplated by this Agreement and the transactions contemplated hereby, including the Merger. Except as permitted by Section 7.2, the Rolex Board has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.

Section 4.5 No Conflicts. Neither the execution and delivery by Rolex of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation by Rolex of the Merger and the other transactions contemplated hereby, (a) will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a Lien on the assets of Rolex or any Rolex Subsidiary (with or without the giving of notice or the lapse of time or both) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract to which Rolex or any Rolex Subsidiary is a party or by which any of them may be bound or to which any Rolex Real Property or any of their other assets may be subject or any Rolex Permit, or result in any acceleration of any obligations of any party under any such Contract or Rolex Permit, or (b) will result in any breach or violation of, or a default under, (i) the provisions of the Constituent Documents of Rolex or any Rolex Subsidiaries, or (ii) any Law applicable to Rolex or any Rolex Subsidiaries, except, in each of clauses (a) and (b)(ii), such conflicts, breaches, violations, defaults, payments, accelerations, creations, permissions or changes that, individually or in the aggregate, (A) have not had and are not reasonably expected to have a Material Adverse Effect on Rolex, and (B) are not reasonably expected to prevent or materially impair or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement.
Section 4.6 Governmental Approvals and Consents. Other than (a) the filings and/or notices under the HSR Act, (b) the approvals and consents to be obtained from the SEC with respect to the Joint Proxy Statement/Prospectus and the Form S-4, (c) the filing of the Certificate of Merger, (d) as required in order to comply with state or other local securities, takeover and “blue sky” laws, and (e) such other authorizations, consents, approvals, Orders, permits, notices, reports, filings, registrations, qualifications and exemptions that, if not obtained, made or given, individually or in the aggregate, (i) are not reasonably expected to have a Material Adverse Effect on Rolex, and (ii) are not reasonably expected to prevent or materially impair or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement, no authorizations, consents, approvals, Orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by Rolex or any Rolex Subsidiary with, or obtained by Rolex or any Rolex Subsidiary from, any Governmental Entity in connection with the execution and delivery by Rolex of this Agreement, the performance by Rolex of its obligations hereunder and the consummation by Rolex of the Merger and the other transactions contemplated hereby.
Section 4.7 Reports; Financial Statements.
(a) Rolex has timely filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by it with or to the SEC since October 31, 2023. As of its respective date, or, if amended, as of the date of the last such amendment, each of the Rolex Reports complied when filed or furnished (or, if applicable, when amended) in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act (the “Sarbanes-Oxley Act”) and other Laws applicable to such Rolex Reports, and none of the Rolex Reports when filed or furnished (or in the case of a registration statement under the Securities Act, at the time it was declared effective) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b) The Rolex Financial Statements comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The consolidated balance sheets (including the related notes) included in the Rolex Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods presented and present fairly, in all material respects, the financial position of Rolex and the Rolex Subsidiaries as at the respective dates thereof, and the consolidated statements of income, consolidated statements of shareholders’ equity and consolidated statements of cash flows (in each case including the related notes) included in such Rolex Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods presented and present fairly, in all material respects, the results of operations, shareholders’ equity and cash flows of Rolex and the Rolex Subsidiaries for the respective periods indicated (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, for normal year-end audit adjustments that are not, individually or in the aggregate, material, and for the absence of footnotes, if applicable).
(c) Rolex maintains disclosure controls and procedures substantially as required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all information required to be disclosed by Rolex in its filings with the SEC under the Exchange Act is recorded, processed, summarized and reported on a timely basis to Rolex’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Rolex required under the Exchange Act with respect to such filings. Rolex maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. From October 31, 2023 through the date of this Agreement, neither Rolex, nor to the knowledge of Rolex, any of Rolex’s auditors and the audit committee of the Rolex Board has identified or been made aware of (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Rolex’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves Rolex’s management or other employees who have a significant role in the preparation of Rolex’s financial statements or internal control over financial reporting.
(d) As of the date of this Agreement, to the knowledge of Rolex, there are no outstanding or unresolved comments in any comment letter from the staff of the SEC relating to the Rolex Reports. None of the Rolex Reports filed on or prior to the date of this Agreement is, to the knowledge of Rolex, subject to ongoing SEC review or investigation.
(e) Neither Rolex nor any Rolex Subsidiary is a party to, or has any contract or agreement to become a party to: (i) any joint venture, off-balance sheet partnership, or any similar contract or agreement (including any contract or agreement relating to any transaction or relationship between or among Rolex or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose, or limited purpose Person, on the other hand); or (ii) any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC) where the purpose of such contract or agreement is to avoid disclosure of any material transaction involving, or material liabilities of, Rolex in Rolex’s published financial statements or any Rolex Report.
Section 4.8 Absence of Undisclosed Liabilities. Rolex and the Rolex Subsidiaries do not have any liabilities or obligations, whether or not accrued, contingent or otherwise and whether or not required by GAAP to be reflected on the consolidated balance sheet of Rolex and the Rolex Subsidiaries, except for liabilities and obligations (a) reflected on or reserved against in the Rolex Financial Statements, (b) incurred in connection with this Agreement or in the transactions contemplated by this Agreement, (c) incurred in the ordinary course of business or (d) that, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in a Material Adverse Effect on Rolex.
Section 4.9 Information in Public Filings. None of the information supplied or to be supplied by Rolex expressly for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading and (b) the Joint Proxy Statement/Prospectus will, on the date the Joint Proxy Statement/Prospectus is first mailed to holders of Rolex Common Stock or at the time the Joint Proxy Statement/Prospectus is filed with the SEC or on the date of the Rolex Stockholders’ Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading.
Section 4.10 Absence of Certain Changes.
(a) From January 1, 2025 to the date of this Agreement, except as specifically contemplated or required by this Agreement, Rolex and the Rolex Subsidiaries have conducted their respective businesses in all material respects only in the ordinary course and in a manner consistent with past practice in all material respects.
(b) Since January 1, 2025 to the date of this Agreement, there has not been any change, development, event, occurrence, effect or state of facts that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a Material Adverse Effect on Rolex.
Section 4.11 Litigation. There is no suit, litigation, action, arbitration, proceeding, claim, governmental investigation (including subpoenas, investigative demands and requests for documents and information, formal, informal or preliminary, from any Governmental Entity), prosecution, indictment or criminal charge (whether at law or in equity), before or by any Governmental Entity (collectively, “Action”), pending, or to the knowledge of Rolex, threatened against Rolex or any Rolex Subsidiary or their respective properties or assets that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a Material Adverse Effect on Rolex. There is no Order or settlement agreement outstanding against Rolex or any Rolex Subsidiary or their respective properties or assets that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a Material Adverse Effect on Rolex. As of the date hereof, there is no Action pending or, to the knowledge of Rolex, threatened, or Order or settlement agreement against Rolex or any of its Affiliates (a) which challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement or would reasonably be expected to have such effect, or (b) in connection with any Antitrust Law or consumer protection Law, other than the Actions listed in Section 4.11 of the Rolex Disclosure Letter.
Section 4.12 Compliance with Laws.
(a) Rolex and the Rolex Subsidiaries hold all permits, licenses, variances, exemptions, Orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for the lawful conduct of their respective businesses or ownership of their respective properties and assets (the “Rolex Permits”), except for any Permits the absence of which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Rolex. Each of Rolex and the Rolex Subsidiaries is in compliance with the terms of the Rolex Permits, except where the failure to comply with such Rolex Permits, individually or in the aggregate, has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex.
(b) The businesses of Rolex and the Rolex Subsidiaries are conducted in compliance with all Laws and Orders, except where the failure to comply with such Laws, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on Rolex. Each of Rolex and the Rolex Subsidiaries is in compliance in all material respects with its Constituent Documents. Since January 1, 2023, none of Rolex or any Rolex Subsidiary has received from a Governmental Entity any written notice or written communication of any noncompliance in any material respect with any Laws or Orders, except where the receipt of such notice or communication, individually or in the aggregate, has not, and would not reasonably be expected to have, a Material Adverse Effect on Rolex.
(c) Since January 1, 2023, Rolex has complied in all material respects with the provisions of the Sarbanes-Oxley Act.
Section 4.13 Taxes.
(a) Except as, individually or in the aggregate, has not had or is not reasonably expected to have a Material Adverse Effect on Rolex, (i) Rolex and each Rolex Subsidiary has (x) duly and timely filed (taking into account any extension of time within which to file) with the appropriate Taxing Authorities all Tax Returns required to be filed by it in respect of any Taxes, and such Tax Returns were true, correct and complete in all respects, (y) paid all Taxes (whether or not shown on any Tax Return) due and owing by it, other than Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves are reflected, in accordance with GAAP, in the Rolex Financial Statements, and (z) complied with all applicable Tax Laws with respect to the withholding of Taxes; (ii) neither Rolex nor any Rolex Subsidiary has any extension or waiver of the limitation period applicable to the payment or collection of Taxes, or any extension of time within which to file any Tax Return, currently in effect; (iii) there are no Liens for Taxes upon any property or assets of Rolex or any Rolex Subsidiary other than Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves are reflected, in accordance with GAAP, in the Rolex Financial Statements; (iv) there are no requests for rulings or determinations in respect of any Taxes or Tax Returns pending with respect to Rolex or any Rolex Subsidiary; (v) no deficiency, dispute or claim relating to any Tax has been proposed, asserted or assessed by any Taxing Authority in writing against Rolex or any Rolex Subsidiary, except for deficiencies, disputes or claims which have been satisfied by payment, settled or withdrawn, or which are being contested in good faith by appropriate proceedings and for which adequate reserves are reflected, in accordance with GAAP, in the Rolex Financial Statements; (vi) neither Rolex nor any Rolex Subsidiary is party to any tax sharing agreements, tax indemnity agreements or other similar agreements (other than such an agreement or arrangement exclusively between or among Rolex and the Rolex Subsidiaries and other than agreements entered into by Rolex or any Rolex Subsidiary in the ordinary course of its business, the primary purpose of which does not relate to Taxes); (vii) neither Rolex nor any Rolex Subsidiary has any liability for the Taxes of any Person (other than Rolex or a

Rolex Subsidiary) as a result of having been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for tax purposes under state, local or non-U.S. law (other than a group the common parent of which is or was Rolex or any Rolex Subsidiary); and (viii) neither Rolex nor any Rolex Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (1) adjustment pursuant to Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) by reason of a change in accounting method by Rolex or any Rolex Subsidiary prior to the Closing, (2) closing or similar agreement with any Taxing Authority executed prior to the Closing, (3) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) that occurred or arose prior to the Closing, (4) installment sale or open transaction disposition made prior to the Closing, (5) deferred revenue or prepaid amount received prior to the Closing outside the ordinary course of business, or (6) any election under Section 965(h) of the Code.
(b) Neither Rolex nor any Rolex Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2), and neither Rolex nor any Rolex Subsidiary has been a “controlled corporation” or a “distributing corporation” in any distribution of stock qualifying for tax-free treatment under Section 355 of the Code occurring during the two (2)-year period ending on the date hereof.
(c) None of Rolex, its Subsidiaries nor any of their respective Affiliates has taken or agreed to take any action, and will not take any action, and has no knowledge of any fact or circumstance, in each case, that would reasonably be expected to prevent or impede the Transaction from qualifying, or cause the Transaction to fail to qualify, for the Intended Tax Treatment.
Section 4.14 Employee Benefit Plans and Related Matters.
(a) Section 4.14(a) of the Rolex Disclosure Letter sets forth a true and complete list of each material Rolex Benefit Plan. Neither Rolex nor any Rolex Subsidiary has any contract, plan or commitment to adopt or sponsor any material Rolex Benefit Plan.
(b) As applicable with respect to each of the material Rolex Benefit Plans, Rolex has made available to Tag (or the following are otherwise included in the Rolex Reports) true and complete copies of: (i) the applicable plan document, including all material amendments thereto, or (ii) a summary of the material terms of such Rolex Benefit Plan.
(c) Each Rolex Benefit Plan has been operated and administered in all respects in accordance with its terms, all applicable Laws and the terms of any applicable collective bargaining agreement; and there are no pending or, to the knowledge of Rolex, threatened actions, suits, audits, proceedings or claims by or on behalf of any of the Rolex Benefit Plans, by any employee or beneficiary covered under any Rolex Benefit Plan or otherwise involving any Rolex Benefit Plan (other than routine claims for benefits), in each case, except as, individually or in the aggregate, has not had or is not reasonably expected to have a Material Adverse Effect on Rolex. In respect of each Rolex Benefit Plan, no event has occurred and, to the knowledge of Rolex, no condition exists that would subject Rolex or any Rolex Subsidiary to any Tax, Lien, fine, penalty or other liability imposed by applicable Law, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rolex.
(d) None of Rolex, any Rolex Subsidiary or any of their respective ERISA Affiliates maintains, contributes to, or participates in, or has in the past six years maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, or (iv) a “multiple-employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
(e) No Rolex Benefit Plan provides health or welfare benefits (whether or not insured), with respect to current or former employees or directors of Rolex or any Rolex Subsidiary or other Persons beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law, (ii) benefits the full costs of which are borne by the current or former employee or director or other Person, or (iii) as required under any Rolex Benefit Plan that provides long-term disability benefits that have been fully provided for by insurance thereunder.
(f) Neither the negotiation or the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time), will (i) entitle any current or former director, officer, employee or independent contractor of Rolex or any Rolex Subsidiary to any material compensation or benefit, or any material increase thereof, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefit, under any Rolex Benefit Plan, or (iii) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). There is no agreement, plan or other arrangement to which Rolex or any Rolex Subsidiary is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes pursuant to Section 409A or 4999 of the Code or pursuant to any other applicable Law.
(g) With respect to each Rolex Benefit Plan, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex: (i) all employer and employee contributions to each Rolex Benefit Plan required by Law or by the terms of such Rolex Benefit Plan to have been made prior to the date hereof have been made, or, if applicable, accrued, in accordance with normal accounting practices and (ii) each Rolex Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.
Section 4.15 Employees; Labor Matters.
(a) As of the date of this Agreement, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, (i) to the knowledge of Rolex, there is no organizational effort currently being made or threatened by or on behalf of any labor union, works council or other employee organization to organize any employees of Rolex or any Rolex Subsidiary, (ii) there is no pending written demand for recognition of any employees of Rolex or any Rolex Subsidiary made by or on behalf of any labor union, works council or other employee organization and (iii) there is no pending petition or proceeding instituted by or on behalf of any employee or group of employees of Rolex or any Rolex Subsidiary with any labor relations board or commission of any Governmental Entity seeking recognition of a collective bargaining representative.
(b) As of the date of this Agreement, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, there is no pending or threatened strike, lockout, work stoppage, slowdown, picketing or grievance or labor dispute with respect to or involving any employees of Rolex or any Rolex Subsidiary.
(c) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, Rolex and the Rolex Subsidiaries are in compliance with all obligations of Rolex or any of the Rolex Subsidiaries under any collective bargaining agreement, employment agreement, severance agreement, or any similar employment or labor-related agreement or understanding.
(d) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, Rolex and the Rolex Subsidiaries are in compliance with all Laws relating to labor and employment, including terms and conditions of employment, employment practices, employment discrimination and harassment, civil rights, the Worker Adjustment and Retraining Notification Act and any similar state or local plant closures and mass layoffs Laws, wages (including minimum wage and overtime), hours of work, meal and rest breaks, withholdings and deductions, classification of employees, independent contractors and consultants, collective bargaining, occupational health and safety, workers’ compensation and immigration.
(e) As of date hereof, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, (i) Rolex and the Rolex Subsidiaries have consulted with or informed, as applicable, each labor union, trade union, labor organization, works council or employee representative body with respect to which Rolex or any of its Subsidiaries was subject to any material requirement or local custom to inform or consult in connection with the transactions contemplated by this Agreement, and (ii) Rolex is not in noncompliance with any material requirement to inform or consult with any labor union, trade union, labor organization, works council or employee representative body with respect to the transactions contemplated by this Agreement.

Section 4.16 Intellectual Property and Data Privacy.
(a) Section 4.16(a) of the Rolex Disclosure Letter sets forth a list, as of the date hereof, of all active, material registered Rolex Owned Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Rolex, such Intellectual Property is, subsisting and, to the knowledge of Rolex, valid and enforceable.
(b) Rolex and the Rolex Subsidiaries exclusively own free and clear of all Liens (other than Permitted Liens and Liens in favor of the secured parties under the Rolex Credit Facility), all of the Rolex Owned Intellectual Property or otherwise have a right to use all other Intellectual Property necessary for the conduct of the business of Rolex and the Rolex Subsidiaries (collectively, “Rolex Intellectual Property”) except, in each case, where the failure to so own or otherwise have a right to use such Rolex Intellectual Property, individually or in the aggregate, has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex. Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, the consummation of the transactions contemplated by this Agreement will not alter or impair Rolex’s or any Rolex Subsidiary’s rights in or to any Rolex Intellectual Property.
(c) There are no pending, or to the knowledge of Rolex, threatened claims, suits, arbitrations or other adversarial proceedings before any Governmental Entity in any jurisdiction alleging that the activities or conduct of the business of Rolex and the Rolex Subsidiaries infringe upon, misappropriate, or otherwise violate the Intellectual Property of any third party or challenging Rolex’s ownership, use, validity, enforceability, or registrability of any Rolex Owned Intellectual Property, except for such claims, suits, arbitrations or other adversarial proceedings that, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in a Material Adverse Effect on Rolex.
(d) To the knowledge of Rolex, as of the date of this Agreement, neither Rolex nor any Rolex Subsidiary is infringing upon, misappropriating, or otherwise violating any Intellectual Property of any other Person, except for such infringements, misappropriations, or other violations that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on Rolex.
(e) To the knowledge of Rolex, as of the date of this Agreement, no third party is misappropriating, infringing, or otherwise violating any Rolex Intellectual Property, except for such infringements, misappropriations, or other violations that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on Rolex.
(f) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, (i) Rolex and the Rolex Subsidiaries have taken commercially reasonable measures to protect the confidentiality of their trade secrets and other material confidential information, and (ii) to the knowledge of Rolex, there have been no unauthorized uses or disclosures of any such trade secrets or confidential information.
(g) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, Rolex and the Rolex Subsidiaries have executed written Contracts with all Persons (including their respective current and former employees, consultants and independent contractors) who contributed to the development or creation of any Intellectual Property material to the business of Rolex or any of its Subsidiaries, pursuant to which each such Person has assigned to Rolex or one of the Rolex Subsidiaries all of such Person’s right, title and interest in and to all such Intellectual Property developed or created in the course of such Person’s employment or retention thereby, to the extent such Intellectual Property does not vest in Rolex or a Rolex Subsidiary by operation of law.
(h) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, (i) no Governmental Entity has any claim of right to or ownership of any material Rolex Intellectual Property and (ii) neither Rolex nor any of the Rolex Subsidiaries has participated in any standards-setting activities or joined any standards setting, Intellectual Property sharing, or similar organization that would affect the proprietary nature of any Rolex Owned Intellectual Property or restrict the ability of Rolex or any Rolex Subsidiary to enforce, license or exclude others from using any Rolex Owned Intellectual Property.
(i) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, no Rolex Owned Software contains, is linked to, or is otherwise used in connection with any Open

Source Software in any manner that requires any such Software be (i) made available or distributed in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind, or (iv) redistributable at no charge.
(j) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex (i) Rolex and the Rolex Subsidiaries have in their possession and control the source code for all Rolex Owned Software, (ii) no source code included in any Rolex Owned Software has been, or could be required to be, licensed, disclosed, shared, provided, released or otherwise deposited with or to any Person or into escrow, other than an employee or independent contractor of Rolex or any of its Subsidiaries pursuant to a valid and enforceable written Contract prohibiting use or disclosure of the source code except in the performance of services for the Rolex or any of its Subsidiaries, and (iii) the consummation of the transactions contemplated by this Agreement will not trigger the release of any such source code.
(k) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, to the knowledge of Rolex, the Rolex IT Assets, (i) are adequate for, and operate and perform in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the business of Rolex or any Rolex Subsidiary, (ii) are free from bugs, errors, or other defects, (iii) have not malfunctioned, crashed, failed, or experienced denial of service attacks or continued substandard performance or other adverse events within the past three (3) years, and (iv) do not contain any Malicious Code. Rolex and each Rolex Subsidiary has implemented anti-malware, anti-virus, backup, security, business continuity, and disaster recovery measures and technology consistent with industry standard practices and tests those measures and technology at least annually.
(l) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, Rolex and each of the Rolex Subsidiaries complies with (i) its written internal and external privacy and data security policies, (ii) all applicable rules of self-regulatory organizations and codes of conduct, including the Payment Card Industry Data Security Standard (PCI DSS), (iii) all Privacy Laws, and (iv) all contractual obligations concerning information security and data privacy (including the Processing of Personal Information) (collectively, the “Data Privacy/Security Requirements”). Rolex has implemented and maintains an information security plan (a “Security Plan”), which includes commercially reasonable administrative, technical, and physical safeguards designed to protect the confidentiality, availability, integrity, and security of the Rolex IT Assets and the information and data stored therein (including Personal Information and other sensitive information) from loss; damage; misuse; or unauthorized use, access, modification, destruction, or disclosure, including cybersecurity and malicious insider risks. Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, the Security Plan conforms to the Data Privacy/Security Requirements and any public statements made by Rolex or the Rolex Subsidiaries regarding the Security Plan. Since January 1, 2024, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, there has been no (i) loss; damage; misuse; or unauthorized use, access, modification, destruction, or disclosure, or other breach of security of the Personal Information maintained by or on behalf of Rolex or any of the Rolex Subsidiaries (including any event that would give rise to a breach or incident for which notification by Rolex or any Rolex Subsidiary to any Person (including Governmental Entities) is required under Data Privacy/Security Requirements), (ii) phishing, social engineering, or business email compromise incident that has resulted in a monetary loss, or (iii) breaches or unauthorized intrusions of the security of any Rolex IT Asset.
Section 4.17 Contracts.
(a) Except (x) as filed as an exhibit to a Rolex Report prior to the date of this Agreement, (y) for the Rolex Benefit Plans, or (z) as set forth on Section 4.17(a) of the Rolex Disclosure Letter, neither Rolex nor any Rolex Subsidiary is a party to or is bound by any Contract of the following type in effect as of the date of this Agreement (it being understood that and any Contract or group of related Contracts with the same party or group of Affiliated parties shall be treated as a single Contract in determining the dollar value of such Contract(s) in relation to any dollar thresholds below) (each, a “Rolex Material Contract”):
(i) any Contract to which Rolex or any of its Subsidiaries is a party that is required to be filed by Rolex with the SEC pursuant to Item 601(b)(10) of Regulation S-K promulgated under the Exchange Act, excluding any such Contract that has expired or been terminated or otherwise no longer in effect;

(ii) other than Constituent Documents of wholly owned Rolex Subsidiaries, any Contract that is a joint venture agreement, strategic partnership agreement, limited liability company operating agreement and partnership agreements or arrangements relating to the formation, creation, operation, management or control of any material partnership, strategic alliance or joint venture, to which Rolex or any Rolex Subsidiary is a party;
(iii) any Contract that (A) restricts in any material respect the ability of Rolex or any Rolex Subsidiary to compete in any line of its business with any Person or anywhere in the world or during any period of time or (B) obligates Rolex or any Rolex Subsidiary to grant any “most favored nations” pricing provision or similar rights, and/or “exclusivity,” rights of first refusal or offer or any similar requirement or right in favor of any third party that would be material to the business of Rolex and the Rolex Subsidiaries, taken as a whole;
(iv) any Contract, other than Contracts with customers, suppliers, and dealers entered into in the ordinary course of business, that has generated payments to or from Rolex and the Rolex Subsidiaries in excess of $10,000,000 for the twelve-month period prior to the date hereof;
(v) any Contract under which Rolex or any Rolex Subsidiary is or may be liable for any Indebtedness in excess of $10,000,000;
(vi) any Contract entered into in the five (5) year period prior to the date hereof that (A) relates to the acquisition (whether by merger, sale of equity interests, sale of assets, capital contribution or otherwise) by Rolex or any Rolex Subsidiary of any corporation, partnership or other business, or organization or division thereof, pursuant to which Rolex or a Rolex Subsidiary has any continuing material indemnification, guarantee, or other material contingent, deferred or fixed payment obligations or rights (including “earnouts” and other contingent or deferred consideration), (B) relates to the disposition (whether by merger, sale of equity interests, sale of assets, capital contribution or otherwise) by Rolex or a Rolex Subsidiary of any corporation, partnership or other business, or organization or division thereof, pursuant to which Rolex or such Rolex Subsidiary has any continuing material indemnification, guarantee, or other material contingent, deferred or fixed payment obligations or rights (including “earnouts” and other contingent or deferred consideration), or (C) contains a put, call, right of first refusal or similar right pursuant to which Rolex or any Rolex Subsidiary could be required to acquire or dispose of, as applicable, any of the foregoing;
(vii) any Contracts that are conciliation, settlement or similar agreements pursuant to which Rolex or any Rolex Subsidiary is or will be required to (A) make payments in excess of $2,000,000 individually or $10,000,000 in aggregate, or (B) satisfy any material non-monetary obligation;
(viii) any Contracts material to the operation of the business of Rolex and the Rolex Subsidiaries pursuant to which (A) any Person has licensed any Intellectual Property to Rolex or any Rolex Subsidiary or granted Rolex or any Rolex Subsidiary any covenant not to sue, excluding licenses with respect to commercially available software or technology, or (B) Rolex or any Rolex Subsidiary has granted any Person a license to use any Rolex Owned Intellectual Property or a covenant not to sue with respect thereto other than licenses granted in the ordinary course, including licenses granted in connection with the sale of any products or services;
(ix) any Contracts that are with any Affiliate of Rolex or any Rolex Subsidiary (other than any contract, agreement or instrument between Rolex or any Rolex Subsidiary and Rolex or another Rolex Subsidiary); or
(x) any Contract to enter into any of the foregoing.
(b) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, (a) subject to the Bankruptcy and Equity Exception, each Rolex Material Contract is a valid and binding agreement of Rolex or a Rolex Subsidiary, as the case may be, and, to the knowledge of Rolex, the other parties thereto, and is in full force and effect; (b) none of Rolex, any Rolex Subsidiary or, to the knowledge of Rolex, any other party thereto, is in default or breach in any respect under the terms of any such Rolex Material Contract; (c) since January 1, 2024, neither Rolex nor any Rolex Subsidiary, as the case may be, has waived any right or relinquished any benefit under any such Rolex Material Contract; and (d) no event has occurred, which, after the giving of notice, with lapse of time, or otherwise, would constitute a default by Rolex or any Rolex Subsidiary or, to the knowledge of Rolex, any other party under such Rolex Material Contract. True, correct and complete copies of each Rolex Material Contract (including all modifications and amendments thereto and waivers thereunder) have been made available to Tag.
Section 4.18 Environmental Laws and Regulations.
(a) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, (i) Rolex and each Rolex Subsidiary has been, for the past three (3) years, and is, in compliance with all applicable Environmental Laws and (ii) Rolex and each Rolex Subsidiary has obtained (and, to the extent required by Environmental Law, has applied for the renewal of) and is in compliance with all Environmental Permits necessary for the ownership and operation of its respective businesses and facilities, all such Environmental Permits are in effect, and no appeal or other action is pending to revoke or modify any such Environmental Permit.
(b) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, no written notice of violation, notification of liability, demand, request for information, complaint, claim, action, suit, notice of investigation, citation, penalty, fine, summons or Order (judicial or administrative) relating to or arising out of any Environmental Law or Environmental Permit or Releases of, or exposure to, Hazardous Substances (collectively, “Environmental Claim”) has been received by Rolex or any Rolex Subsidiary, nor, to the knowledge of Rolex, are any such Environmental Claims threatened.
(c) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, there have been no Releases of Hazardous Substances (i), on, above, under or from any properties currently or, to the knowledge of Rolex, formerly owned, leased, or operated by Rolex or any Rolex Subsidiary (or, to the knowledge of Rolex, any of their respective predecessors), (ii) to the knowledge of Rolex, at any third party site to which Hazardous Substances generated by Rolex or any Rolex Subsidiary (or any of their respective predecessors) were sent for treatment, recycling, storage or disposal or (iii) to the knowledge of Rolex, arising from the operations of, or products manufactured, sold or distributed by, Rolex or any Rolex Subsidiary (or any of their respective predecessors), in each case of (i) – (iii), in a manner that is reasonably likely to result in a claim against, or liability or obligation of, Rolex or any Rolex Subsidiary pursuant to applicable Environmental Law.
(d) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, Rolex and the Rolex Subsidiaries are not subject to any Orders and have not entered into any agreements that may require them to pay to, guarantee, reimburse, pledge, defend, indemnify or hold harmless any Person from or against any liabilities or costs, arising out of or related to the generation, manufacture, use, transport, or Release of or exposure to, Hazardous Substances, or otherwise in connection with or under any Environmental Law.
(e) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, neither Rolex nor any Rolex Subsidiary (or, to the knowledge of Rolex, any of their respective predecessors) has retained or assumed, either contractually or by operation of law, any liability or obligation that could reasonably be expected to form the basis of any Environmental Claim against, or any liability under any Environmental Law on, Rolex or any Rolex Subsidiary.
Section 4.19 Insurance. Rolex and the Rolex Subsidiaries maintain policies of insurance in such amounts and against such risks as are, in Rolex’s view, customary in the industry in which Rolex and its Subsidiaries operate. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Rolex, all such insurance policies are in full force and effect and will not be affected by, or terminate or lapse by reason of, this Agreement or the consummation of the transactions contemplated hereby.
Section 4.20 Anti-Corruption and Trade Sanctions.
(a) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, none of Rolex, any Rolex Subsidiary, any of their respective officers or directors or, to the knowledge of Rolex, employees or any investment banker, attorney, accountant or other advisor or representative (each, a “Representative”) of Rolex or any Rolex Subsidiary, in each case, only in their capacity as such, has (i) made or received any payments in violation of any applicable Law, including any contribution, payment, commission, rebate, promotional allowance or gift of funds or property or any other economic benefit to or from any employee, official or agent of any Governmental Entity where either the contribution, payment, commission, rebate, promotional allowance, gift or other economic benefit, or the purpose thereof, was illegal under applicable Law (any such payment, a “Prohibited Payment”); (ii) violated the U.S. Foreign Corrupt Practices Act, the U.K.

Bribery Act, or any other applicable Law pertaining to the prevention of corruption and bribery (collectively, “Anti-Corruption Laws”), (iii) provided or received any product or services in violation of any applicable Law, or (iv) been subject to any investigation by any Governmental Entity with regard to any Prohibited Payment. Rolex and the Rolex Subsidiaries maintain and enforce written policies and procedures that are reasonably designed to ensure compliance with applicable Anti-Corruption Laws.
(b) Rolex and the Rolex Subsidiaries are, and for the previous five (5) years have been, in compliance with applicable United States, European and foreign export control laws and regulations, except for such non-compliance that would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Rolex. None of Rolex, any Rolex Subsidiary, or to the knowledge of Rolex, any of their officers, directors or agents (x) has been or is designated on a list maintained by any applicable sanctions authority, including, where applicable, the List of Specially Designated Nationals and Blocked Persons maintained by the United States Department of Treasury Office of Foreign Assets Control (“OFAC”) and similar lists maintained by the United Nations Security Council, the European Union, and His Majesty’s Treasury or (y) since January 1, 2023, has participated in any unauthorized or unlawful transaction involving such a designated person or entity or involving any country that is subject to territorial sanctions administered by any applicable sanctions authority, including, where applicable, OFAC, the United Nations Security Council, the European Union, and His Majesty’s Treasury. Without limiting the foregoing, to the knowledge of Rolex, there are no pending or threatened claims or investigations by any Governmental Entity of potential violations against Rolex or any Rolex Subsidiaries with respect to export activity or licenses or other approvals, that would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Rolex.
(c) None of Rolex nor any Rolex Subsidiary is a “covered foreign person” as that term is used in the Outbound Investment Rules. Rolex and the Rolex Subsidiaries are, and since January 1, 2025 have ben, in compliance with the Outbound Investment Rules.
Section 4.21 Takeover Statutes. Assuming the accuracy of the representations in Section 5.24, Rolex has taken all action necessary to exempt this Agreements and the transactions contemplated hereby (including the Merger) from any anti-takeover or similar statute or regulation and, accordingly, no restrictions in any “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other anti-takeover statute or regulation applies with respect to this Agreement and the transactions contemplated herein (including the Merger). No other “anti-takeover” stockholders rights plan, “poison pill”, anti-takeover provision or other similar device is in effect to which Rolex is a party or is otherwise bound and, at the Effective Time, none of the foregoing will be applicable to Rolex, the Merger, this Agreement or the other transactions contemplated herein.
Section 4.22 Requisite Vote. The Rolex Requisite Vote is the only vote of the holders of any class or series of Rolex’s capital stock necessary to approve the Merger, the adoption of this Agreement, and the consummation of the transactions contemplated hereby.
Section 4.23 Real Properties.
(a) Except as would not reasonably be expected to result in a Material Adverse Effect on Rolex (individually, or in the aggregate): (i) Rolex or one of the Rolex Subsidiaries has good, valid and marketable fee simple title to all owned real property currently used in, and necessary for, the conduct of the business of Rolex and the Rolex Subsidiaries (all such real property, together with (A) all buildings, structures and other improvements and fixtures located on or under such real property and (B) all easements, rights and other appurtenances to such real property, are referred to herein individually and collectively as the “Rolex Owned Real Property”), free and clear of all Liens other than Permitted Liens and Liens in favor of the secured parties under the Rolex Credit Facility, and (ii) the current uses of the Rolex Owned Real Property and the buildings, structures, facilities, fixtures or other improvements thereon, are permitted under current zoning and land use regulations, and any administrative, occupational safety and health or other applicable Law.
(b) Except as would not reasonably be expected to result in a Material Adverse Effect on Rolex (individually, or in the aggregate): (i) Rolex or one of the Rolex Subsidiaries has a valid and existing leasehold interest in all real property occupied, licensed or leased by Rolex or any Rolex Subsidiary, which includes, without limitation, all occupied, licensed or leased real property currently used in, and necessary for, the conduct of the business of Rolex and the Rolex Subsidiaries (the “Rolex Leased Real Property”, and together with Rolex Owned Real Property, collectively, the “Rolex Real Property”), (ii) all leases, licenses and occupancy agreements affecting Rolex Leased Real Property, including all amendments, extensions, renewals, guaranties, estoppels and subordination agreements with respect thereto (each, a “Rolex Real Property Lease” and collectively, the “Rolex Real Property Leases”) are legal, valid and binding obligations of Rolex and/or the applicable Rolex Subsidiary (as the case may be) and, to the knowledge of Rolex, each of the other parties thereto, enforceable in accordance with its terms against Rolex and/or the applicable Rolex Subsidiary (as the case may be), and in full force and effect, and (iii) neither Rolex or any Rolex Subsidiary, nor, to the knowledge of Rolex, any third party to the applicable Rolex Real Property Lease, is in breach or default under any such Rolex Real Property Lease.
(c) Except as would not reasonably be expected to result in a Material Adverse Effect on Rolex (individually, or in the aggregate): (i) there are no leases, subleases, licenses, concessions or other agreements of Rolex or any Rolex Subsidiary, written or oral, granting to any person or entity (other than Rolex or any Rolex Subsidiary) the right to use or occupy any portion of the Rolex Real Property, and no person or entity (other than Rolex or any Rolex Subsidiary) is in possession of any portion of the Rolex Real Property, and (ii) the portions of the Rolex Real Property that Rolex or any Rolex Subsidiary is required to maintain are in good operating condition and repair, consistent with standards generally followed in the industry of Rolex and the Rolex Subsidiaries (ordinary wear and tear excepted), and are adequate and suitable for their present and intended uses.
Section 4.24 Opinion of Financial Advisor. Rolex has received the opinion (the “Rolex Opinion”) of J.P. Morgan Securities LLC (the “Rolex Financial Advisor”) to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration to be paid pursuant to this Agreement is fair, from a financial point of view, to holders of Rolex Common Stock. A copy of such Rolex Opinion will be delivered to Tag solely for information purposes promptly following the receipt thereof by the Rolex Board. It is agreed and understood that such opinion is for the benefit of the Rolex Board and may not be relied on by Tag.
Section 4.25 Brokers. No Person other than the Rolex Financial Advisor is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by any party hereto in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Rolex or any Rolex Subsidiary. Rolex has provided to Tag a true, correct and complete copy of any agreement related to the matters contemplated by the foregoing sentence.
Section 4.26 No Other Representations and Warranties. Except for the representations and warranties made by Rolex in this ARTICLE IV, neither Rolex nor any other Person makes any representation or warranty with respect to Rolex or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Tag or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. In particular, and without limiting the foregoing disclaimer, neither Rolex nor any other Person makes or has made any representation or warranty to Tag, Merger Sub 1, Merger Sub 2 or any of their Affiliates with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Rolex, any of its Subsidiaries or their respective businesses, or (b) except for the representations and warranties made by Rolex in this ARTICLE IV, any oral or written information presented to Tag, Merger Sub 1, Merger Sub 2 or any of their Affiliates in the course of their due diligence investigation of Rolex, the negotiation of this Agreement or the course of the transactions contemplated hereby.
ARTICLE V

REPRESENTATIONS AND WARRANTIES OF TAG AND MERGER SUBS
Except as set forth in the disclosure letter dated as of the date hereof, delivered to Rolex by Tag on or prior to entering into this Agreement (the “Tag Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Tag Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent on the face of such disclosure) and except as disclosed in any report, schedule, form, statement or other document of Tag filed with or furnished to the SEC at least two (2) Business Days prior to the date hereof and on or after December 31, 2023 and publicly available on the date hereof on the SEC’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) (collectively, the “Tag Reports”) (other than disclosures in the “Risk Factors” or “Forward Looking Information” sections of any Tag Report or any other disclosure in any Tag Report to the extent that such disclosure is similarly predictive or forward-looking in nature) (provided, that notwithstanding the foregoing, in no event shall any disclosure in the Tag Reports qualify or limit the representations and warranties in Section 5.1 (Organization), Section 5.2

(Capitalization), Section 5.4 (Corporate Authority), Section 5.13 (Taxes), Section 5.14(f)(3) (Employee Benefit Plans and Related Matters) Section 5.21 (Requisite Vote), Section 5.24 (Ownership of Rolex Common Stock), Section 5.25 (Opinion of Financial Advisor), or Section 5.26 (Brokers)), Tag and each Merger Sub represents and warrants to Rolex as follows:
Section 5.1 Organization.
(a) Tag is an entity duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Subsidiaries of Tag (the “Tag Subsidiaries”) are entities duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the laws of its respective jurisdiction of organization, except where the failure to be so organized, existing and in good standing when taken together with all other such failures, individually or in the aggregate, (i) has not had and is not reasonably expected to have a Material Adverse Effect on Tag, and (ii) is not reasonably expected to prevent or materially impair or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement. Each of Tag and the Tag Subsidiaries have all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority when taken together with all other such failures, individually or in the aggregate, (i) has not had and is not reasonably expected to have a Material Adverse Effect on Tag, and (ii) is not reasonably expected to prevent or materially impair or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement.
(b) Merger Sub 1 is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. Merger Sub 2 is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware.
Section 5.2 Capitalization.
(a) The authorized stock of Tag consists of 350,000,000 shares, of which (i) 300,000,000 shares have been classified as Tag Common Stock, and (ii) 50,000,000 shares have been classified as preferred stock, par value $0.01 per share (the “Tag Preferred Stock”). At the close of business on October 27, 2025: (i) 65,585,123 shares of Tag Common Stock were issued and outstanding; (ii) 1,711,241 shares of Tag Common Stock were subject to Tag Stock Awards (assuming target level of performance is achieved with respect to any Tag Stock Award subject to performance-vesting criteria); (iii) 1,348,903 shares of Tag Common Stock are reserved for issuance pursuant to the Tag Stock Plans; and (iv) no shares of Tag Preferred Stock were issued and outstanding. Since October 27, 2025 through the date of this Agreement, no shares of capital stock or other equity interests in Tag have been issued, purchased or redeemed other than issuances of Tag Shares pursuant to the settlement of Tag Stock Awards outstanding as of October 27, 2025 in accordance with the terms thereof.
(b) No Tag Stock Awards have been granted since October 27 through the date of this Agreement. Except as set forth in Section 5.2(b) of the Tag Disclosure Letter, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Tag to issue or sell any shares of capital stock or other equity interests of Tag or the Tag Subsidiaries or any Securities of Tag or the Tag Subsidiaries or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Securities of Tag or the Tag Subsidiaries, and no Securities of Tag or the Tag Subsidiaries or obligations evidencing such rights are authorized, issued or outstanding.
(c) The authorized stock of Merger Sub 1 consists of 1,000 shares of common stock, par value $0.001 per share, all of which are issued and outstanding. Tag is the record and Beneficial Owner of all of the issued and outstanding capital stock of Merger Sub 1 and all of the issued and outstanding equity interests of Merger Sub 2. Neither Merger Sub (i) has conducted any business prior to the date of this Agreement, and (ii) prior to the Effective Time (in the case of Merger Sub 1) or the Forward Merger Effective Time (in case of Merger Sub 2) will have any assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Mergers and the other transactions contemplated hereby.
(d) All outstanding Securities of Tag are, and all such Securities of Tag that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and non-assessable.
Section 5.3 Subsidiaries. Tag is, directly or indirectly, the record and Beneficial Owner of all of the outstanding Securities of each Tag Subsidiary, in each case free and clear of any Lien (other than Permitted Liens and Liens in favor of the secured parties under the Tag Credit Facility), including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the Securities. All of such Securities so owned by Tag have been duly authorized, validly issued, fully paid and nonassessable (and no such shares have been issued in violation of any preemptive or similar rights).
Section 5.4 Corporate Authority. Each of Tag and the Merger Subs have all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Merger and the other transactions contemplated hereby, subject only to (x) the approval of the Tag Share Issuance by the affirmative vote of a majority of the total votes cast by holders of Tag Shares present in person or represented by proxy at a meeting of Tag stockholders and entitled to vote thereon (the “Tag Requisite Vote”), and (y) the adoption and approval of this Agreement and the Mergers by Tag in its capacity as the sole stockholder of Merger Sub 1 and the sole member of Merger Sub 2. This Agreement has been duly executed and delivered by each of Tag and each Merger Sub and (assuming due authorization, execution and delivery by Rolex) is a valid and binding agreement of Tag enforceable against Tag in accordance with its terms, subject to the Bankruptcy and Equity Exception. At a meeting duly called and held, the Tag Board has unanimously adopted resolutions: (a) approving and declaring advisable this Agreement and the transactions contemplated by this Agreement, including the Tag Share Issuance; and (b) recommending that the holders of Tag Common Stock approve the Tag Share Issuance. Except as permitted by Section 7.2, the Tag Board has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.
Section 5.5 No Conflicts. Neither the execution and delivery by Tag and the Merger Subs of this Agreement, the compliance by such parties with all of the provisions of and the performance by such parties of their respective obligations under this Agreement, nor the consummation of the Mergers and the other transactions contemplated hereby, (a) will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a Lien on the assets of Tag or any Tag Subsidiary (with or without the giving of notice or the lapse of time or both) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract to which Tag or any Tag Subsidiary is a party or by which any of them may be bound or to which any Tag Real Property or any of their other assets may be subject or any Tag Permit, or result in any acceleration of any obligations of any party under any such Contract or Tag Permit, or (b) will result in any breach or violation of, or a default under, (i) the provisions of the Constituent Documents of Tag or any Tag Subsidiaries, or (ii) any Law applicable to Tag or any Tag Subsidiaries, except, in each of clauses (a) and (b)(ii), such conflicts, breaches, violations, defaults, payments, accelerations, creations, permissions or changes that, individually or in the aggregate, (A) have not had and are not reasonably expected to have a Material Adverse Effect on Tag, and (B) are not reasonably expected to prevent or materially impair or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement.
Section 5.6 Governmental Approvals and Consents. Other than (a) the filings and/or notices under the HSR Act, (b) the approvals and consents to be obtained from the SEC with respect to the Joint Proxy Statement/Prospectus and the Form S-4, (c) the filing of the Certificates of Merger, (d) as required in order to comply with state or other local securities, takeover and “blue sky” laws, and (e) such other authorizations, consents, approvals, Orders, permits, notices, reports, filings, registrations, qualifications and exemptions that, if not obtained, made or given, individually or in the aggregate, (i) are not reasonably expected to have a Material Adverse Effect on Tag, and (ii) are not reasonably expected to prevent or materially impair or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement, no authorizations, consents, approvals, Orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by Tag or any Tag Subsidiary with, or obtained by Tag or any Tag Subsidiary from, any Governmental Entity in connection with the execution and delivery by Tag of this Agreement, the performance by Tag of its obligations hereunder and the consummation by Tag of the Merger and the other transactions contemplated hereby.
Section 5.7 Reports; Financial Statements.
(a) Tag has timely filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by it with or to the SEC since January 1, 2023. As of its respective date, or, if amended, as of the date of the last such amendment, each of the Tag Reports complied when filed or furnished (or, if applicable, when amended) in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act and other Laws applicable to such Tag Reports, and none of the Tag Reports when filed or furnished (or in the case of a registration statement under the Securities Act, at the time it was declared effective) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b) The Tag Financial Statements comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The consolidated balance sheets (including the related notes) included in the Tag Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods presented and present fairly, in all material respects, the financial position of Tag and the Tag Subsidiaries as at the respective dates thereof, and the consolidated statements of income, consolidated statements of shareholders’ equity and consolidated statements of cash flows (in each case including the related notes) included in such Tag Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods presented and present fairly, in all material respects, the results of operations, shareholders’ equity and cash flows of Tag and the Tag Subsidiaries for the respective periods indicated (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, for normal year-end audit adjustments that are not, individually or in the aggregate, material, and for the absence of footnotes, if applicable).
(c) Tag maintains disclosure controls and procedures substantially as required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all information required to be disclosed by Tag in its filings with the SEC under the Exchange Act is recorded, processed, summarized and reported on a timely basis to Tag’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Tag required under the Exchange Act with respect to such filings. Tag maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. From January 1, 2023 through the date of this Agreement, neither Tag, nor to the knowledge of Tag, any of Tag’s auditors and the audit committee of the Tag Board has identified or been made aware of (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Tag’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves Tag’s management or other employees who have a significant role in the preparation of Tag’s financial statements or internal control over financial reporting.
(d) As of the date of this Agreement, to the knowledge of Tag, there are no outstanding or unresolved comments in any comment letter from the staff of the SEC relating to the Tag Reports. None of the Tag Reports filed on or prior to the date of this Agreement is, to the knowledge of Tag, subject to ongoing SEC review or investigation.
(e) Neither Tag nor any Tag Subsidiary is a party to, or has any contract or agreement to become a party to: (i) any joint venture, off-balance sheet partnership, or any similar contract or agreement (including any contract or agreement relating to any transaction or relationship between or among Tag or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose, or limited purpose Person, on the other hand); or (ii) any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC) where the purpose of such contract or agreement is to avoid disclosure of any material transaction involving, or material liabilities of, Tag in Tag’s published financial statements or any Tag Report.
Section 5.8 Absence of Undisclosed Liabilities. Tag and the Tag Subsidiaries do not have any liabilities or obligations, whether or not accrued, contingent or otherwise and whether or not required by GAAP to be reflected on the consolidated balance sheet of Tag and the Tag Subsidiaries, except for liabilities and obligations (a) reflected on or reserved against in the Tag Financial Statements, (b) incurred in connection with this Agreement or in the transactions contemplated by this Agreement, (c) incurred in the ordinary course of business or (d) that, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in a Material Adverse Effect on Tag.
Section 5.9 Information in Public Filings. None of the information supplied or to be supplied by Tag expressly for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading and (b) the Joint Proxy Statement/Prospectus will, on the date the Joint Proxy Statement/Prospectus is first mailed to holders of Tag Shares or at the time the Joint Proxy Statement/Prospectus is filed with the SEC or on the date of the Rolex Stockholders’ Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading.
Section 5.10 Absence of Certain Changes.
(a) From January 1, 2025 to the date of this Agreement, except as specifically contemplated or required by this Agreement, Tag and the Tag Subsidiaries have conducted their respective businesses in all material respects only in the ordinary course and in a manner consistent with past practice in all material respects.
(b) Since January 1, 2025 to the date of this Agreement, there has not been any change, development, event, occurrence, effect or state of facts that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a Material Adverse Effect on Tag.
Section 5.11 Litigation. There is no Action pending, or to the knowledge of Tag, threatened against Tag or any Tag Subsidiary or their respective properties or assets that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a Material Adverse Effect on Tag. There is no Order or settlement agreement outstanding against Tag or any Tag Subsidiary or their respective properties or assets that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a Material Adverse Effect on Tag. There is no Action pending or, to the knowledge of Tag, threatened, or Order or settlement agreement against Tag or any of its Affiliates which challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement or would reasonably be expected to have such effect.
Section 5.12 Compliance with Laws.
(a) Tag and the Tag Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses or ownership of their respective properties and assets (the “Tag Permits”), except for any Permits the absence of which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Tag. Each of Tag and the Tag Subsidiaries is in compliance with the terms of the Tag Permits, except where the failure to comply with such Tag Permits, individually or in the aggregate, has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag.
(b) The businesses of Tag, the Tag Subsidiaries are conducted in compliance with all Laws and Orders, except where the failure to comply with such Laws, individually or in the aggregate, would not reasonably be expected result in a Material Adverse Effect on Tag. Each of Tag and the Tag Subsidiaries is in compliance in all material respects with its Constituent Documents. Since January 1, 2023, none of Tag or any Tag Subsidiary has received from a Governmental Entity any written notice or written communication of any noncompliance in any material respect with any Laws or Orders, except where the receipt of such notice or communication, individually or in the aggregate, has not, and would not reasonably be expected to have, a Material Adverse Effect on Tag.
(c) Since January 1, 2023, Tag has complied in all material respects with the provisions of the Sarbanes-Oxley Act.
Section 5.13 Taxes.
(a) Except as, individually or in the aggregate, has not had or is not reasonably expected to have a Material Adverse Effect on Tag, (i) Tag and each Tag Subsidiary has (x) duly and timely filed (taking into account any extension of time within which to file) with the appropriate Taxing Authorities all Tax Returns required to be filed by it in respect of any Taxes, and such Tax Returns were true, correct and complete in all respects, (y) paid all Taxes (whether or not shown on any Tax Return) due and owing by it, other than Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves are reflected, in accordance with GAAP, in the Tag Financial Statements, and (z) complied with all applicable Tax Laws with respect to the withholding of Taxes; (ii) neither Tag nor any Tag Subsidiary has any extension or waiver of the limitation period applicable to the payment or collection of Taxes, or any extension of time within which to file any Tax Return, currently in effect; (iii) there are no Liens for Taxes upon any property or assets of Tag or any Tag Subsidiary other than Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves are reflected, in accordance with GAAP, in the Tag Financial Statements; (iv) there are no requests for rulings or determinations in respect of any Taxes or Tax Returns pending with respect to Tag or any Tag Subsidiary; (v) no deficiency, dispute or claim relating to any Tax has been proposed, asserted or assessed by any Taxing Authority in writing against Tag or any Tag Subsidiary, except for deficiencies, disputes or claims which have been satisfied by payment, settled or withdrawn, or which are being contested in good faith by appropriate proceedings and for which adequate reserves are reflected, in accordance with GAAP, in the Tag Financial Statements; (vi) neither Tag nor any Tag Subsidiary is party to any tax sharing agreements, tax indemnity agreements or other similar agreements (other than such an agreement or arrangement exclusively between or among Tag and the Tag Subsidiaries and other than agreements entered into by Tag or any Tag Subsidiary in the ordinary course of its business, the primary purpose of which does not relate to Taxes); (vii) neither Tag nor any Tag Subsidiary has any liability for the Taxes of any Person (other than Tag or a Tag Subsidiary) as a result of having been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for tax purposes under state, local or non-U.S. law (other than a group the common parent of which is or was Tag or any Tag Subsidiary); and (viii) neither Tag nor any Tag Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (1) adjustment pursuant to Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) by reason of a change in accounting method by Tag or any Tag Subsidiary prior to the Closing, (2) closing or similar agreement with any Taxing Authority executed prior to the Closing, (3) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) that occurred or arose prior to the Closing, (4) installment sale or open transaction disposition made prior to the Closing, (5) deferred revenue or prepaid amount received prior to the Closing outside the ordinary course of business, or (6) any election under Section 965(h) of the Code.
(b) Neither Tag nor any Tag Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2), and neither Tag nor any Tag Subsidiary has been a “controlled corporation” or a “distributing corporation” in any distribution of stock qualifying for tax-free treatment under Section 355 of the Code occurring during the two (2)-year period ending on the date hereof.
(c) None of Tag, its Subsidiaries nor any of their respective Affiliates has taken or agreed to take any action, and will not take any action, and has no knowledge of any fact or circumstance, in each case, that would reasonably be expected to prevent or impede the Transaction from qualifying, or cause the Transaction to fail to qualify, for the Intended Tax Treatment.
Section 5.14 Employee Benefit Plans and Related Matters.
(a) Section 5.14(a) of the Tag Disclosure Letter sets forth a true and complete list of each material Tag Benefit Plan. Neither Tag nor any Tag Subsidiary has any contract, plan or commitment to adopt or sponsor any material Tag Benefit Plan.
(b) As applicable with respect to each of the material Tag Benefit Plans, Tag has made available to Rolex (or the following are otherwise included in the Tag Reports) true and complete copies of either: (i) the applicable plan document, including all material amendments thereto, or (ii) a summary of the material terms of such Tag Benefit Plan.
(c) Each Tag Benefit Plan has been operated and administered in all respects in accordance with its terms, all applicable Laws and the terms of any applicable collective bargaining agreement, and if intended to be qualified under Section 401(a) or 501(a) of the Code, is so qualified; and there are no pending or, to the knowledge of Tag, threatened actions, suits, audits, proceedings or claims by or on behalf of any of the Tag Benefit Plans, by any employee or beneficiary covered under any Tag Benefit Plan or otherwise involving any Tag Benefit Plan (other than routine claims for benefits), in each case, except as, individually or in the aggregate, has not had or is not reasonably expected to have a Material Adverse Effect on Tag. In respect of each Tag Benefit Plan, no event has occurred and, to the knowledge of Tag, no condition exists that would subject Tag or any Tag Subsidiary to any Tax, Lien, fine, penalty or other liability imposed by applicable Law, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Tag.
(d) None of Tag, any Tag Subsidiary or any of their respective ERISA Affiliates maintains, contributes to, or participates in, or has in the past six years maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title

IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, or (iv) a “multiple-employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
(e) No Tag Benefit Plan provides health or welfare benefits (whether or not insured), with respect to current or former employees or directors of Tag or any Tag Subsidiary or other Persons beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law, (ii) benefits the full costs of which are borne by the current or former employee or director or other Person, or (iii) as required under any Tag Benefit Plan that provides long-term disability benefits that have been fully provided for by insurance thereunder.
(f) Neither the negotiation or the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time), will (i) entitle any current or former director, officer, employee or independent contractor of Tag or any Tag Subsidiary to any material compensation or benefit, or any material increase thereof, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits under any Tag Benefit Plan, or (iii) result in a “change in control” (or any similar term or phrase) under any Tag Benefit Plan or any rabbi trust maintained by Tag or any of its Subsidiaries. There is no agreement, plan or other arrangement to which Tag or any Tag Subsidiary is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes pursuant to Section 409A or 4999 of the Code or pursuant to any other applicable Law.
(g) With respect to each Tag Benefit Plan, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag: (i) all employer and employee contributions to each Tag Benefit Plan required by Law or by the terms of such Tag Benefit Plan to have been made prior to the date hereof have been made, or, if applicable, accrued, in accordance with normal accounting practices and (ii) each Tag Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.
Section 5.15 Employees; Labor Matters.
(a) As of the date of this Agreement, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, (i) to the knowledge of Tag, there is no organizational effort currently being made or threatened by or on behalf of any labor union, works council or other employee organization to organize any employees of Tag or any Tag Subsidiary, (ii) there is no pending written demand for recognition of any employees of Tag or any Tag Subsidiary made by or on behalf of any labor union, works council or other employee organization and (iii) there is no pending petition or proceeding instituted by or on behalf of any employee or group of employees of Tag or any Tag Subsidiary with any labor relations board or commission of any Governmental Entity seeking recognition of a collective bargaining representative.
(b) As of the date of this Agreement, except as would not reasonably be expected to result in a Material Adverse Effect on Tag, there is no pending or threatened strike, lockout, work stoppage, slowdown, picketing or grievance or labor dispute with respect to or involving any employees of Tag or any Tag Subsidiary.
(c) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, Tag and the Tag Subsidiaries are in compliance with all obligations of Tag or any of the Tag Subsidiaries under any collective bargaining agreement, employment agreement, severance agreement, or any similar employment or labor-related agreement or understanding.
(d) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, Tag and the Tag Subsidiaries are in compliance with all Laws relating to labor and employment, including terms and conditions of employment, employment practices, employment discrimination and harassment, civil rights, the Worker Adjustment and Retraining Notification Act and any similar state or local plant closures and mass layoffs Laws, wages (including minimum wage and overtime), hours of work, meal and rest breaks, withholdings and deductions, classification of employees, independent contractors and consultants, collective bargaining, occupational health and safety, workers’ compensation and immigration.
(e) As of date hereof, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, (i) Tag and the Tag Subsidiaries have consulted with or informed, as applicable, each labor union, trade union, labor organization, works council or employee representative body with respect to which Tag or any of its Subsidiaries was subject to any material requirement or local custom to inform or consult in connection with the transactions contemplated by this Agreement, and (ii) Tag is not in noncompliance with any material requirement to inform or consult with any labor union, trade union, labor organization, works council or employee representative body with respect to the transactions contemplated by this Agreement.
Section 5.16 Intellectual Property and Data Privacy.
(a) Section 5.16(a) of the Tag Disclosure Letter sets forth a list, as of the date hereof, of all active, material registered Tag Owned Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Tag, such Intellectual Property is, subsisting and, to the knowledge of Tag, valid and enforceable.
(b) Tag and the Tag Subsidiaries exclusively own free and clear of all Liens (other than Permitted Liens and Liens in favor of the secured parties under the Tag Credit Facility), all of the Tag Owned Intellectual Property or otherwise have a right to use all other Intellectual Property necessary for the conduct of the business of Tag and the Tag Subsidiaries(collectively, “Tag Intellectual Property”) except, in each case, where the failure to so own or otherwise have a right to use such Tag Intellectual Property, individually or in the aggregate, has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag. Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, the consummation of the transactions contemplated by this Agreement will not alter or impair Tag’s or any Tag Subsidiary’s rights in or to any Tag Intellectual Property.
(c) There are no pending, or to the knowledge of Tag, threatened claims, suits, arbitrations or other adversarial proceedings before any Governmental Entity in any jurisdiction alleging that the activities or conduct of the business of Tag and the Tag Subsidiaries infringe upon, misappropriate, or otherwise violate the Intellectual Property of any third party or challenging Tag’s ownership, use, validity, enforceability, or registrability of any Tag Owned Intellectual Property, except for such claims, suits, arbitrations or other adversarial proceedings that, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in a Material Adverse Effect on Tag .
(d) To the knowledge of Tag, as of the date of this Agreement, neither Tag nor any Tag Subsidiary is infringing upon, misappropriating, or otherwise violating any Intellectual Property of any other Person, except for such infringements, misappropriations, or other violations that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on Tag. .
(e) To the knowledge of Tag, as of the date of this Agreement, no third party is misappropriating, infringing, or otherwise violating any Tag Intellectual Property, except for such infringements, misappropriations, or other violations that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on Tag.
(f) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, (i) Tag and the Tag Subsidiaries have taken commercially reasonable measures to protect the confidentiality of their trade secrets and other material confidential information, and (ii) to the knowledge of Tag, there have been no unauthorized uses or disclosures of any such trade secrets or confidential information.
(g) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, Tag and the Tag Subsidiaries have executed written Contracts with all Persons (including their respective current and former employees, consultants and independent contractors) who contributed to the development or creation of any Intellectual Property material to the business of Tag or any of its Subsidiaries, pursuant to which each such Person has assigned to Tag or one of the Tag Subsidiaries all of such Person’s right, title and interest in and to all such Intellectual Property developed or created in the course of such Person’s employment or retention thereby, to the extent such Intellectual Property does not vest in Tag or a Tag Subsidiary by operation of law.
(h) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag (i) no Governmental Entity has any claim of right to or ownership of any material Tag Intellectual Property, and (ii) neither Tag nor any of the Tag Subsidiaries has participated in any standards-setting activities or joined any standards setting, Intellectual Property sharing, or similar organization that would affect the proprietary nature of any Tag Owned Intellectual Property or restrict the ability of Tag or any Tag Subsidiary to enforce, license or exclude others from using any Tag Owned Intellectual Property.

(i) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, no Tag Owned Software contains, is linked to, or is otherwise used in connection with any Open Source Software in any manner that requires any such Software be (i) made available or distributed in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind, or (iv) redistributable at no charge.
(j) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, (i) Tag and the Tag Subsidiaries have in their possession and control the source code for all Tag Owned Software, (ii) no source code included in any Tag Owned Software has been, or could be required to be, licensed, disclosed, shared, provided, released or otherwise deposited with or to any Person or into escrow, other than an employee or independent contractor of Tag or any of its Subsidiaries pursuant to a valid and enforceable written Contract prohibiting use or disclosure of the source code except in the performance of services for Tag or any of its Subsidiaries, and (iii) the consummation of the transactions contemplated by this Agreement will not trigger the release of any such source code.
(k) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, to the knowledge of Tag, the Tag IT Assets, (i) are adequate for, and operate and perform in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the business of Tag or any Tag Subsidiary, (ii) are free from bugs, errors, or other defects, (iii) have not malfunctioned, crashed, failed, or experienced denial of service attacks or continued substandard performance or other adverse events within the past three (3) years, and (iv) do not contain any Malicious Code. Tag and each Tag Subsidiary has implemented anti-malware, anti-virus, backup, security, business continuity, and disaster recovery measures and technology consistent with industry standard practices and tests those measures and technology at least annually.
(l) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, Tag and each of the Tag Subsidiaries complies with its Data Privacy/Security Requirements.
(m) Tag has implemented and maintains a Security Plan which includes commercially reasonable administrative, technical, and physical safeguards designed to protect the confidentiality, availability, integrity, and security of the Tag IT Assets and the information and data stored therein (including Personal Information and other sensitive information) from loss; damage; misuse; or unauthorized use, access, modification, destruction, or disclosure, including cybersecurity and malicious insider risks. Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, Tag’s Security Plan conforms to the Data Privacy/Security Requirements and any public statements made by Tag or the Tag Subsidiaries regarding the Security Plan. Since January 1, 2024, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, there has been no (i) loss; damage; misuse; or unauthorized use, access, modification, destruction, or disclosure, or other breach of security of the Personal Information maintained by or on behalf of Tag or any of the Tag Subsidiaries (including any event that would give rise to a breach or incident for which notification by Tag or any Tag Subsidiary to any Person (including Governmental Entities) is required under Data Privacy/Security Requirements), (ii) phishing, social engineering, or business email compromise incident that has resulted in a monetary loss, or (iii) breaches or unauthorized intrusions of the security of any Tag IT Asset.
Section 5.17 Contracts.
(a) Except (x) as filed as an exhibit to a Tag Report prior to the date of this Agreement, (y) for the Tag Benefit Plans, or (z) as set forth on Section 5.17(a) of the Tag Disclosure Letter, neither Tag nor any Tag Subsidiary is a party to or is bound by any Contract of the following type in effect as of the date of this Agreement (it being understood that and any Contract or group of related Contracts with the same party or group of Affiliated parties shall be treated as a single Contract in determining the dollar value of such Contract(s) in relation to any dollar thresholds below) (each, a “Tag Material Contract”):
(i) any Contract to which Tag or any of its Subsidiaries is a party that is required to be filed by Tag with the SEC pursuant to Item 601(b)(10) of Regulation S-K promulgated under the Exchange Act, excluding any such Contract that has expired or been terminated or otherwise no longer in effect;

(ii) other than Constituent Documents of wholly owned Tag Subsidiaries, any Contract that is a joint venture agreement, strategic partnership agreement, limited liability company operating agreement and partnership agreements or arrangements relating to the formation, creation, operation, management or control of any material partnership, strategic alliance or joint venture, to which Tag or any Tag Subsidiary is a party;
(iii) any Contract that (A) restricts in any material respect the ability of Tag or any Tag Subsidiary to compete in any line of its business with any Person or anywhere in the world or during any period of time or (B) obligates Tag or any Tag Subsidiary to grant any “most favored nations” pricing provision or similar rights, and/or “exclusivity,” rights of first refusal or offer or any similar requirement or right in favor of any third party that would be material to the business of Tag and the Tag Subsidiaries, taken as a whole;
(iv) any Contract, other than Contracts with customers, suppliers, and dealers entered into in the ordinary course of business, that provides for payments to or from Tag and the Tag Subsidiaries in excess of $10,000,000 for the twelve-month period prior to the date hereof;
(v) any Contract under which Tag or any Tag Subsidiary is or may be liable for any Indebtedness in excess of $10,000,000;
(vi) any Contract entered into in the five (5) year period prior to the date hereof that (A) relates to the acquisition (whether by merger, sale of equity interests, sale of assets, capital contribution or otherwise) by Tag or any Tag Subsidiary of any corporation, partnership or other business, or organization or division thereof, pursuant to which Tag or a Tag Subsidiary has any continuing material indemnification, guarantee, or other material contingent, deferred or fixed payment obligations or rights (including “earnouts” and other contingent or deferred consideration), (B) relates to the disposition (whether by merger, sale of equity interests, sale of assets, capital contribution or otherwise) by Tag or a Tag Subsidiary of any corporation, partnership or other business, or organization or division thereof, pursuant to which Tag or such Tag Subsidiary has any continuing material indemnification, guarantee, or other material contingent, deferred or fixed payment obligations or rights (including “earnouts” and other contingent or deferred consideration), or (C) contains a put, call, right of first refusal or similar right pursuant to which Tag or any Tag Subsidiary could be required to acquire or dispose of, as applicable, any of the foregoing;
(vii) any Contracts that are conciliation, settlement or similar agreements pursuant to which Tag or any Tag Subsidiary is or will be required to (A) make payments in excess of $2,000,000 individually or $10,000,000 in aggregate, or (B) satisfy any material non-monetary obligation;
(viii) any Contracts material to the operation of the business of Tag and the Tag Subsidiaries pursuant to which (A) any Person has licensed any Intellectual Property to Tag or any Tag Subsidiary or granted Tag or any Tag Subsidiary any covenant not to sue, excluding licenses with respect to commercially available software or technology, or (B) Tag or any Tag Subsidiary has granted any Person a license to use any Tag Owned Intellectual Property or a covenant not to sue with respect thereto other than licenses granted in the ordinary course, including licenses granted in connection with the sale of any products or services;
(ix) any Contracts that are with any Affiliate of Tag or any Tag Subsidiary (other than any contract, agreement or instrument between Tag or any Tag Subsidiary and Tag or another Tag Subsidiary); or
(x) any Contract to enter into any of the foregoing.
(b) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, (a) subject to the Bankruptcy and Equity Exception, each Tag Material Contract is a valid and binding agreement of Tag or a Tag Subsidiary, as the case may be, and, to the knowledge of Tag, the other parties thereto, and is in full force and effect; (b) none of Tag, any Tag Subsidiary or, to the knowledge of Tag, any other party thereto, is in default or breach in any respect under the terms of any such Tag Material Contract; (c) since January 1, 2024, neither Tag nor any Tag Subsidiary, as the case may be, has waived any right or relinquished any benefit under any such Tag Material Contract; and (d) no event has occurred, which, after the giving of notice, with lapse of time, or otherwise, would constitute a default by Tag or any Tag Subsidiary or, to the knowledge of Tag, any other party under such Tag Material Contract. True, correct and complete copies of each Tag Material Contract (including all modifications and amendments thereto and waivers thereunder) have been made available to Rolex.

Section 5.18 Environmental Laws and Regulations.
(a) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag (i) Tag and each Tag Subsidiary has been, for the past three (3) years, and is, in compliance with all applicable Environmental Laws and (ii) Tag and each Tag Subsidiary has obtained (and, to the extent required by Environmental Law, has applied for the renewal of) and is in compliance with all Environmental Permits necessary for the ownership and operation of its respective businesses and facilities, all such Environmental Permits are in effect, and no appeal or other action is pending to revoke or modify any such Environmental Permit.
(b) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, no Environmental Claim has been received by Tag or any Tag Subsidiary, nor, to the knowledge of Tag, are any such Environmental Claims threatened.
(c) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, there have been no Releases of Hazardous Substances (i) at, on, above, under or from any properties currently or, to the knowledge of Tag, formerly owned, leased, or operated by Tag or any Tag Subsidiary (or, to the knowledge of Tag, any of their respective predecessors), (ii) to the knowledge of Tag, at any third party site to which Hazardous Substances generated by Tag or any Tag Subsidiary (or any of their respective predecessors) were sent for treatment recycling, storage or disposal, or (iii) to the knowledge of Tag, arising from the operations of, or products manufactured, sold or distributed by, Tag or any Tag Subsidiary (or any of their respective predecessors), in each case of (i) – (iii), in a manner that is reasonably likely to result in a claim against, or liability or obligation of, Tag or any Tag Subsidiary pursuant to applicable Environmental Law.
(d) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, Tag and the Tag Subsidiaries are not subject to any Orders and have not entered into any agreements that may require them to pay to, guarantee, reimburse, pledge, defend, indemnify or hold harmless any Person from or against any liabilities or costs, arising out of or related to the generation, manufacture, use, transport, or Release of or exposure to, Hazardous Substances, or otherwise in connection with or under any Environmental Law.
(e) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, neither Tag nor any Tag Subsidiary (or, to the knowledge of Tag, any of their respective predecessors) has retained or assumed, either contractually or by operation of law, any liability or obligation that could reasonably be expected to form the basis of any Environmental Claim against, or any liability under any Environmental Law on, Tag or any Tag Subsidiary.
Section 5.19 Insurance. Tag and the Tag Subsidiaries maintain policies of insurance in such amounts and against such risks as are, in Tag’s view, customary in the industry in which Tag and its Subsidiaries operate. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Tag, all such insurance policies are in full force and effect and will not be affected by, or terminate or lapse by reason of, this Agreement or the consummation of the transactions contemplated hereby.
Section 5.20 Anti-Corruption and Trade Sanctions.
(a) Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, none of Tag, any Tag Subsidiary, any of their respective officers or directors or, to the knowledge of Tag, employees or any Representative of Tag or any Tag Subsidiary, in each case, only in their capacity as such, has (i) made or received any Prohibited Payment, (ii) violated Anti-Corruption Laws, (iii) provided or received any product or services in violation of any applicable Law, or (iv) been subject to any investigation by any Governmental Entity with regard to any Prohibited Payment. Tag and the Tag Subsidiaries maintain and enforce written policies and procedures that are reasonably designed to ensure compliance with applicable Anti-Corruption Laws.
(b) Tag and the Tag Subsidiaries are, and for the previous five (5) years have been, in compliance with applicable United States, European and foreign export control laws and regulations, except for such non-compliance that would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Tag. None of Tag, any Tag Subsidiary, or to the knowledge of Tag, any of their officers, directors or agents (x) has been or is designated on a list maintained by any applicable sanctions authority, including, where applicable, the List of Specially Designated Nationals and Blocked Persons maintained by OFAC and similar lists maintained by the United Nations Security Council, the European Union, and His Majesty’s Treasury or (y) since January 1, 2023, has participated in any unauthorized or unlawful transaction involving such a designated person or entity or involving any country that is subject to territorial sanctions administered by any applicable sanctions authority, including, where applicable, OFAC, the United Nations Security Council, the European Union, and His Majesty’s Treasury. Without limiting the foregoing, to the knowledge of Tag, there are no pending or threatened claims or investigations by any Governmental Entity of potential violations against Tag or any Tag Subsidiaries with respect to export activity or licenses or other approvals, that would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Tag.
(c) None of Tag nor any Tag Subsidiary is a “covered foreign person” as that term is used in the Outbound Investment Rules. Tag and the Tag Subsidiaries are, and since January 1, 2025 have been, in compliance with the Outbound Investment Rules.
Section 5.21 Requisite Vote. The Tag Requisite Vote is the only vote of the holders of any class or series of Tag’s capital stock necessary to approve the Tag Share Issuance.
Section 5.22 Available Funds. Tag will have available at the Closing funds sufficient to consummate the Mergers and the other transactions contemplated by this Agreement, on the terms contemplated by this Agreement and to perform Tag’s and the Merger Subs’ respective obligations under this Agreement, including payment of the aggregate Merger Consideration in respect of all shares of Rolex Common Stock, the amounts required under Section 3.1(a)(iii) and any other amounts required by this Agreement to be paid by Tag and the Merger Subs in connection with or as result of the consummation of the Mergers or any of the other transactions contemplated by this Agreement and all related Expenses of Tag and the Merger Subs.
Section 5.23 Real Properties.
(a) Except as would not reasonably be expected to result in a Material Adverse Effect on Tag (individually, or in the aggregate): (i) Tag or one of the Tag Subsidiaries has good, valid and marketable fee simple title to all owned real property currently used in, and necessary for, the conduct of the business of Tag and the Tag Subsidiaries (all such real property, together with (A) all buildings, structures and other improvements and fixtures located on or under such real property and (B) all easements, rights and other appurtenances to such real property, are referred to herein individually and collectively as the “Tag Owned Real Property”), free and clear of all Liens other than Permitted Liens and Liens in favor of the secured parties under the Tag Credit Facility, and (ii) the current uses of the Tag Owned Real Property and the buildings, structures, facilities, fixtures or other improvements thereon, are permitted under current zoning and land use regulations, and any administrative, occupational safety and health or other applicable Law.
(b) Except as would not reasonably be expected to result in a Material Adverse Effect on Tag (individually, or in the aggregate): (i) Tag or one of the Tag Subsidiaries has a valid and existing leasehold interest in all real property occupied, licensed or leased by Tag or any Tag Subsidiary, which includes, without limitation, all occupied, licensed or leased real property currently used in, and necessary for, the conduct of the business of Tag and the Tag Subsidiaries (the “Tag Leased Real Property”, and together with Tag Owned Real Property, collectively, the “Tag Real Property”), (ii) all leases, licenses and occupancy agreements affecting Tag Leased Real Property, including all amendments, extensions, renewals, guaranties, estoppels and subordination agreements with respect thereto (each, a “Tag Real Property Lease” and collectively, the “Tag Real Property Leases”) are legal, valid and binding obligations of Tag and/or the applicable Tag Subsidiary (as the case may be) and, to the knowledge of Tag, each of the other parties thereto, enforceable in accordance with its terms against Tag and/or the applicable Tag Subsidiary (as the case may be), and in full force and effect, and (iii) neither Tag or any Tag Subsidiary, nor, to the knowledge of Tag, any third party to the applicable Tag Real Property Lease, is in breach or default under any such Tag Real Property Lease.
(c) Except as would not reasonably be expected to result in a Material Adverse Effect on Tag (individually, or in the aggregate): (i) there are no leases, subleases, licenses, concessions or other agreements of Tag or any Tag Subsidiary, written or oral, granting to any person or entity (other than Tag or any Tag Subsidiary) the right to use or occupy any portion of the Tag Real Property, and no person or entity (other than Tag or any Tag Subsidiary) is in possession of any portion of the Tag Real Property, and (ii) the portions of the Tag Real Property that Tag or any Tag Subsidiary is required to maintain are in good operating condition and repair, consistent with standards generally followed in the industry of Tag and the Tag Subsidiaries (ordinary wear and tear excepted), and are adequate and suitable for their present and intended uses.

Section 5.24 Ownership of Rolex Common Stock. Neither Tag nor any Tag Subsidiary nor any “Affiliate” or “Associate” (as each such term is defined in Section 203 of the DGCL) of Tag or any Tag Subsidiary, is, or has been at any time during the period commencing three (3) years prior to the date hereof through the date hereof, an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of Rolex. Neither Tag nor Merger Sub 1, nor any of their respective Subsidiaries owns (as defined in Section 203 of the DGCL) or beneficially owns (as defined in Rule 13d-3(a) of the Exchange Act) any Rolex Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Rolex Common Stock. There are no voting trusts or other agreements or understandings to which Tag or Merger Sub 1 or any of their Affiliates is a party with respect to the voting of capital stock or other equity interests of the Rolex or any of its Subsidiaries.
Section 5.25 Opinion of Financial Advisor. Tag has received the opinion (the “Tag Opinion”) of Barclays Capital Inc. (the “Tag Financial Advisor”) to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration to be paid to the holders of Rolex Common Stock in the Merger is fair, from a financial point of view, to Tag. A copy of such Tag Opinion will be delivered to Rolex solely for information purposes promptly following the receipt thereof by the Tag Board. It is agreed and understood that such opinion is for the benefit of the Tag Board and may not be relied on by Rolex.
Section 5.26 Brokers. No Person other than the Tag Financial Advisor is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by any Party hereto in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Tag, Merger Sub or any Tag Subsidiary. Tag has provided to Rolex a true, correct and complete copy of any agreement related to the matters contemplated by the foregoing sentence.
Section 5.27 No Other Representations and Warranties. Except for the representations and warranties made by Tag in this ARTICLE IV, none of Tag, Merger Sub 1 or Merger Sub 2 nor any other Person makes any representation or warranty with respect to Tag or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Rolex or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. In particular, and without limiting the foregoing disclaimer, none of Tag, Merger Sub 1 or Merger Sub 2 nor any other Person makes or has made any representation or warranty to Rolex or any of its Affiliates with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Tag, any of its Subsidiaries or their respective businesses, or (b) except for the representations and warranties made by Tag in this ARTICLE IV, any oral or written information presented to Rolex or any of its Affiliates in the course of their due diligence investigation of Tag, the negotiation of this Agreement or the course of the transactions contemplated hereby.
ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS
Section 6.1 Interim Operation of Rolex. From the date of this Agreement until the Effective Time, unless Tag shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or as expressly set forth in Section 6.1 of the Rolex Disclosure Letter or as otherwise expressly provided for or contemplated by this Agreement or as may be required by applicable Law, Rolex shall, and shall cause each of the Rolex Subsidiaries to, (i) use reasonable best efforts to (A) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (B) preserve intact its business organization, material assets, and goodwill and relationships with all Governmental Entities, customers, suppliers and others having business dealings with it, and maintain its current rights and franchises, in each case, consistent with past practice (provided that, in the case of the foregoing clause (i), no action with respect to the matters addressed by any subclause of the following clause (ii) shall constitute a breach of clause (i) unless any such action would constitute a breach of such subclause of the following clause (ii)) and (ii) not, directly or indirectly:
(a) amend or modify any of the Constituent Documents of Rolex or any Rolex Subsidiary (other than amendments to the governing documents of any wholly-owned Rolex Subsidiary that would not prevent, materially delay or materially impair the Merger or the consummation of the transactions contemplated by this Agreement);
(b) declare, set aside, make or pay any dividend (including any dividend in respect of or in connection with a Specified Rolex Transaction) or other distribution (whether in cash, stock or property) in respect of any of its Securities (or any securities, instruments or rights exchangeable or exercisable for, or convertible into, any such

Securities), other than (i) subject to Section 7.16, quarterly cash dividends or dividend equivalents payable by Rolex in respect of the shares of Rolex Common Stock (including the accrual or payment of any dividends or dividend equivalents payable in respect of shares of Rolex Common Stock subject to any Rolex Stock Award), in an amount per share not to exceed its most recent quarterly per share dividend and with the timing of the declaration date, the record date, and the payment date in respect of such dividend to be consistent with past practice (except that Rolex may, in its discretion, use an earlier declaration date, record date, and/or payment date to more closely align with the declaration date, record date, and/or payment date for the Tag dividend for the corresponding calendar quarter in accordance with Section 7.16), or (ii) dividends or distributions by wholly owned Rolex Subsidiaries to Rolex or to another wholly owned Subsidiary of Rolex;
(c) split, combine or reclassify any Securities of Rolex or any Rolex Subsidiary (or any securities, instruments or rights exchangeable or exercisable for, or convertible into, any such Securities of Rolex or any Rolex Subsidiary) or issue, deliver, sell, grant, dispose of or voluntarily subject to a Lien (other than Permitted Liens or Liens in favor of the secured parties under the Rolex Credit Facility) any Securities of Rolex or any Rolex Subsidiary (or any securities, instruments or rights exchangeable or exercisable for, or convertible into, any such Securities of Rolex or any Rolex Subsidiary) or any equity-based awards in respect of Securities of Rolex or any Rolex Subsidiary, other than (i) issuances of Rolex Common Stock in connection with the vesting or settlement of Rolex Stock Awards granted prior to the date of this Agreement, (ii) Interim Awards granted after the date of this Agreement in accordance with and to the extent of the terms of this Section 6.1(c), or (iii) issuances of Securities of any Rolex Subsidiary solely between Rolex and any wholly owned Rolex Subsidiary or solely between wholly owned Rolex Subsidiaries;
(d) repurchase, redeem or otherwise acquire any Securities of Rolex or any Rolex Subsidiary (or any securities, instruments or rights exchangeable or exercisable for, or convertible into, any such Securities of Rolex or any Rolex Subsidiary) or any equity-based awards in respect of any Securities of Rolex or any Rolex Subsidiary, other than (i) acquisitions of Securities of Rolex or any Rolex Subsidiary or any equity-based awards in respect of any Securities of Rolex or any Rolex Subsidiary pursuant to any Rolex Benefit Plan as in effect on the date of this Agreement or with respect to any Interim Award granted after the date of this Agreement in accordance with and to the extent of the terms of Section 6.1(c), or (ii) transactions solely between Rolex and any wholly owned Rolex Subsidiary or solely between wholly owned Rolex Subsidiaries;
(e) acquire by merging or consolidating with, or by share exchange, or by purchase or by any other manner, any Person (other than a wholly owned Rolex Subsidiary) or business, other than acquisitions (i) that are entered into on an arm’s length basis, (ii) where the expected gross expenditures and commitments (including the amount of any Indebtedness assumed) of which do not exceed, in the aggregate $10,000,000, and (iii) which are not reasonably likely, individually or in the aggregate, to prevent or materially delay the satisfaction of the conditions set forth in ARTICLE IX;
(f) sell, lease, sublease, license, mortgage, pledge, abandon, subject to a Lien or otherwise surrender, relinquish or dispose of any material assets, property or rights (including in respect of a Specified Rolex Transaction), other than (i) sales of inventory in the ordinary course of business, (ii) sales of assets, property or rights that generated, in the aggregate, net revenues not to exceed $10,000,000 in 2024, (iii) transactions among Rolex and wholly owned Rolex Subsidiaries, (iv) the granting of non-exclusive licenses in the ordinary course of business, (v) the granting of Liens required by the Rolex Credit Facility, or (vi) Permitted Liens;
(g) make any loans, advances or capital contributions to, or investments in, any other Person other than (i) by Rolex or any wholly owned Rolex Subsidiary to or in Rolex or any wholly owned Rolex Subsidiary or (ii) to employees for advancement of travel and related business expenses in the ordinary course of business;
(h) create, incur or assume any Indebtedness for borrowed money described in clause (a) of the definition thereof, other than (i) (A) Indebtedness incurred under the Rolex Credit Facility (or any replacement or refinancing thereof, provided that the borrowing amount under any such replacement facility is no greater than the maximum borrowing amount under the Rolex Credit Facility and such replacement facility can be repaid without premium or penalty at the Closing (a “Permitted Replacement Facility”)) in the ordinary course of business, up to an aggregate amount outstanding at any time equal to the sum of (1) the aggregate amount of Indebtedness outstanding under the Rolex Credit Facility as of the date hereof as set forth on Section 6.1(h) of the Rolex Disclosure Letter, plus (2) $200,000,000, and (B) if an event or events occur or there are changes in the operating environment or business of Rolex and, as a result of the occurrence of such events or changes, the Rolex Board reasonably determines that additional cash is necessary to operate the business in the ordinary course, additional Indebtedness for borrowed money described in clause (a) of the definition thereof (provided that such additional Indebtedness is pursuant to a facility can be repaid without premium or penalty at the Closing, including pursuant to the Rolex Credit Facility or a Permitted Replacement Facility) that does not exceed, when aggregated with outstanding Indebtedness incurred under the Rolex Credit Facility or a Permitted Replacement Facility, an aggregate amount outstanding at any time equal to the sum of (1) the maximum borrowing amount then available under the Rolex Credit Facility or a Permitted Replacement Facility, plus (2) $200,000,000, and (ii) Indebtedness solely between Rolex and its wholly owned Rolex Subsidiaries;
(i) other than (i) as set forth in (A) Rolex’s current capital budget included on Section 6.1(i) of the Rolex Disclosure Letter, or (B) any subsequent annual capital budget that is prepared by Rolex in the ordinary course of business and approved by the Rolex Board, or (ii) in connection with the repair or replacement of the plant and equipment at the operating facilities of Rolex or any Rolex Subsidiary in the ordinary course of business, make any capital expenditure in excess of $10,000,000 in the aggregate;
(j) except (i) as required pursuant to the terms of any Rolex Benefit Plan or any collective bargaining agreement in effect on the date of this Agreement (or any plan, agreement or other arrangement that would be a Rolex Benefit Plan if it were in existence on the date of this Agreement), (ii) as required to comply with applicable Law or GAAP, or (iii) as expressly permitted by this Agreement (including Section 3.3), (A) materially amend any Rolex Benefit Plan (or any plan, agreement or other arrangement that would be a Rolex Benefit Plan if it were in existence on the date of this Agreement and was established or entered into in accordance with this Section 6.1), (B) accelerate the payment or vesting of any material benefits or amounts payable or to become payable under any Rolex Benefit Plan (or any plan, agreement or other arrangement that would be a Rolex Benefit Plan if it were in existence on the date of this Agreement), (C) establish or enter into any material Rolex Benefit Plan, (D) grant any material increase in the compensation or benefits of directors, officers, employees or other service provider of Rolex or any Rolex Subsidiary, (E) negotiate, enter into, materially amend or terminate any collective bargaining agreement, (F) hire or engage any employee or other service provider of Rolex or any Rolex Subsidiary, (G) appoint any Person to a position of executive officer of Rolex or any Rolex Subsidiary, or (H) terminate the employment of any individual;
(k) settle or compromise any material Action if such settlement or compromise would involve (i) the payment of money by Rolex and the Rolex Subsidiaries in excess of (A) $10,000,000 with respect to any individual Action, or (B) in connection with all such settlements or compromises, $15,000,000 in the aggregate (excluding, in the case of (A) and (B), amounts that have been reserved for such Actions or retained in accordance with Rolex’s self-insured retention program (as described on Section 6.1(k) of the Rolex Disclosure Letter)) or (ii) would involve any admission of material wrongdoing or impose any material non-monetary requirements or restrictions or Rolex or any Rolex Subsidiaries; provided, that, (A) nothing in this clause (k) shall apply to any stockholder or derivative litigation, including in respect of any dissenting shares, which are the subject of Section 3.4 (with respect to Dissenting Shares) or Section 7.14 (with respect to Transaction Litigation), and (B) in the event of any settlement or compromise permitted under this clause (k), Rolex shall, reasonably promptly thereafter, provide Tag with written notice thereof including a reasonably detailed summary of such Action and such settlement or compromise;
(l) except as required by applicable Law or in the ordinary course of business, (i) make, revoke or amend any material election relating to Taxes, (ii) settle or compromise any material proceeding relating to Taxes, (iii) enter into a written and legally binding material agreement with a Taxing Authority relating to Taxes, (iv) adopt or change any method of accounting or change any annual accounting period, or (v) surrender any right to a claim of refund, offset, or other reduction in respect of any material Tax liability;
(m) other than in the ordinary course of business, (i) modify or amend in a manner that is adverse to Rolex in any material respect, waive any material right under or terminate any Rolex Material Contract or (ii) enter into any new agreement that would have been considered a Rolex Material Contract if it were entered into on or prior to the date hereof; provided, that this Section 6.1(m) shall not apply to the matters contemplated by Section 6.1(j);
(n) adopt or implement a plan of complete or partial liquidation or a dissolution, restructuring, recapitalization or other reorganization of Rolex or any of the Rolex Subsidiaries, except in the ordinary course of business;

(o) change any method of financial accounting or financial accounting principles or practices by Rolex or any Rolex Subsidiary, other than (i) any such change required by a change in GAAP, or (ii) any change that would not materially affect the accounting principles and practices adopted by Rolex and the Rolex Subsidiaries;
(p) other than in the ordinary course of business, terminate or cancel, or amend or modify in any material respect, any material insurance policies maintained by it covering Rolex or any Rolex Subsidiary or their respective properties which is not replaced by a comparable amount of insurance with premiums at a comparable price;
(q) (i) other than in the ordinary course of business, transfer, abandon, allow to lapse or otherwise dispose of any rights to any material Intellectual Property, or (ii) intentionally disclose any material trade secrets or material confidential information of Rolex or any Rolex Subsidiary to any Person other than Persons subject to reasonable and appropriate non-use and non-disclosure obligations with respect thereto; or
(r) authorize, resolve, agree or commit to do any of the foregoing.
Section 6.2 Interim Operations of Tag. From the date of this Agreement until the Effective Time, unless Rolex shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or as expressly set forth in Section 6.2 of the Tag Disclosure Letter or as otherwise expressly provided for or contemplated by this Agreement or as may be required by applicable Law, Tag shall, and shall cause each of the Tag Subsidiaries to, (i) use reasonable best efforts to (A) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (B) preserve intact its business organization, material assets, and goodwill and relationships with all Governmental Entities, customers, suppliers and others having business dealings with it, and maintain its current rights and franchises, in each case, consistent with past practice (provided that, in the case of the foregoing clause (i), no action with respect to the matters addressed by any subclause of the following clause (ii) shall constitute a breach of clause (i) unless any such action would constitute a breach of such subclause of the following clause (ii)) and (ii) not, directly or indirectly:
(a) amend or modify any of the Constituent Documents of Tag or any Tag Subsidiary (other than amendments to the governing documents of Tag or any Tag Subsidiary that would not prevent, materially delay or materially impair the Merger or the consummation of the transactions contemplated by this Agreement);
(b) declare, set aside, make or pay any dividend (including any dividend in respect of or in connection with a Specified Tag Transaction) or other distribution (whether in cash, stock or property) in respect of any of its Securities (or any securities, instruments or rights exchangeable or exercisable for, or convertible into, any such Securities), other than (i) subject to Section 7.16, quarterly cash dividends payable by Tag in respect of the Tag Shares, in an amount per share not to exceed its most recent quarterly per share dividend and with the timing of the declaration date, the record date, and the payment date in respect of such dividend to be consistent with past practice, or (ii) dividends or distributions by wholly owned Tag Subsidiaries to Tag or to another wholly owned Subsidiary of Tag;
(c) split, combine or reclassify any Securities of Tag or any Tag Subsidiary (or any securities, instruments or rights exchangeable or exercisable for, or convertible into, any such Securities of Tag or any Tag Subsidiary) or issue, deliver, sell, grant, dispose of or voluntarily subject to a Lien (other than Permitted Liens or Liens in favor of the secured parties under the Tag Credit Facility) any Securities of Tag or any Tag Subsidiary (or any securities, instruments or rights exchangeable or exercisable for, or convertible into, any such Securities of Tag or any Tag Subsidiary), other than (i) issuances of Tag Shares in the ordinary course of business, (ii) grants of equity-based awards in respect of Securities of Tag or any Tag Subsidiary, and (iii) issuances of Tag Shares in connection with the vesting or settlement of Tag Stock Awards;
(d) repurchase, redeem or otherwise acquire any Securities of Tag or any Tag Subsidiary (or any securities, instruments or rights exchangeable or exercisable for, or convertible into, any such Securities of Tag or any Tag Subsidiary) or any equity-based awards in respect of any Securities of Tag or any Tag Subsidiary, other than (i) acquisitions of Securities of Tag or any Tag Subsidiary or any equity-based awards in respect of any Securities of Tag or any Tag Subsidiary pursuant to any Tag Benefit Plan or (ii) transactions solely between Tag and any wholly owned Tag Subsidiary or solely between wholly owned Tag Subsidiaries;
(e) acquire by merging or consolidating with, or by share exchange, or by purchase or by any other manner, any Person (other than a wholly owned Tag Subsidiary) or business, other than acquisitions (i) that are entered into on an arm’s length basis, (ii) where the expected gross expenditures and commitments (including the amount of any Indebtedness assumed) of which do not exceed, in the aggregate $10,000,000, and (iii) which are not reasonably likely, individually or in the aggregate, to prevent or materially delay the satisfaction of the conditions set forth in ARTICLE IX;
(f) sell, lease, sublease, license, mortgage, pledge, abandon, subject to a Lien or otherwise surrender, relinquish or dispose of any material assets, property or rights (including in respect of a Specified Tag Transaction), other than (i) sales of inventory in the ordinary course of business, (ii) sales of assets, property or rights that generated, in the aggregate, net revenues not to exceed $10,000,000 in 2024, (iii) transactions among Tag and wholly owned Tag Subsidiaries, (iv) the granting of non-exclusive licenses in the ordinary course of business, (iv) the granting of Liens required by the Tag Credit Facility, or (v) Permitted Liens;
(g) make any loans, advances or capital contributions to, or investments in, any other Person other than (i) by Tag or any wholly owned Tag Subsidiary to or in Tag or any wholly owned Tag Subsidiary, or (ii) to employees for advancement of travel and related business expenses in the ordinary course of business;
(h) create, incur, guarantee or assume any Indebtedness for borrowed money described in clause (a) of the definition thereof, other than (i) Indebtedness incurred in the ordinary course of business, (ii) Indebtedness solely between Tag and its wholly owned Tag Subsidiaries, and (iii) Indebtedness to finance the aggregate Cash Consideration, to repay or refinance Indebtedness of Rolex and Rolex Subsidiaries (including under the Tag Credit Facility), and to pay Expenses;
(i) other than (i) as set forth in (x) Tag’s current capital budget included on Section 6.2(i) of the Tag Disclosure Letter, (y) any subsequent annual capital budget that is prepared by Tag in the ordinary course of business and approved by the Tag Board, or (ii) in connection with the repair or replacement of the plant and equipment at the operating facilities of Tag or any Tag Subsidiary in the ordinary course of business, make any capital expenditure in excess of $10,000,000 in the aggregate;
(j) settle or compromise any material Action if such settlement or compromise would involve (i) the payment of money by Tag and the Tag Subsidiaries in excess of (A) $10,000,000 with respect to any individual Action, or (B) in connection with all such settlements or compromises, $15,000,000, in the aggregate (excluding, in the case of (A) and (B), amounts that have been reserved for such Actions or retained in accordance with Tag’s self-insured retention program (as described on Section 6.2(j) of the Tag Disclosure Letter)) or (ii) would involve any admission of material wrongdoing or impose any material non-monetary requirements or restrictions or Tag or any Tag Subsidiaries; provided, that nothing in this clause (k) shall apply to any stockholder or derivative litigation, including in respect of any dissenting shares, which are the subject of Section 7.14 (with respect to Transaction Litigation);
(k) except as required by applicable Law or in the ordinary course of business, (i) make, revoke or amend any material election relating to Taxes, (ii) settle or compromise any material proceeding relating to Taxes, (iii) enter into a written and legally binding material agreement with a Taxing Authority relating to Taxes, (iv) adopt or change any method of accounting or change any annual accounting period, or (v) surrender any right to a claim of refund, offset, or other reduction in respect of any material Tax liability;
(l) other than (i) in the ordinary course of business, or (ii) with respect to any Contract for Indebtedness permitted to be incurred under Section 6.2(h)(iii), any amendment to the Tag Credit Facility or other outstanding agreements or instruments in respect of Indebtedness of Tag for borrowed money in connection with any debt financing of Tag’s payment obligations hereunder (including the Cash Consideration), (A) modify or amend in a manner that is adverse to Tag in any material respect, waive any material right under or terminate any Tag Material Contract or (B) enter into any new agreement that would have been considered a Tag Material Contract if it were entered into on or prior to the date hereof;
(m) adopt or implement a plan of complete or partial liquidation or a dissolution, restructuring, recapitalization or other reorganization of Tag or any of the Tag Subsidiaries, except in the ordinary course of business;
(n) change any method of financial accounting or financial accounting principles or practices by Tag or any Tag Subsidiary, other than (i) any such change required by a change in GAAP, or (ii) any change that would not materially affect the accounting principles and practices adopted by Tag and the Tag Subsidiaries;

(o) other than in the ordinary course of business, terminate or cancel, or amend or modify in any material respect, any material insurance policies maintained by it covering Tag or any Tag Subsidiary or their respective properties which is not replaced by a comparable amount of insurance with premiums at a comparable price;
(p) (i) other than in the ordinary course of business, transfer, abandon, allow to lapse or otherwise dispose of any rights to any material Intellectual Property, or (ii) intentionally disclose any material trade secrets or material confidential information of Tag or any Tag Subsidiary to any Person other than Persons subject to reasonable and appropriate non-use and non-disclosure obligations with respect thereto; or
(q) authorize, resolve, agree or commit to do any of the foregoing.
ARTICLE VII

OTHER COVENANTS OF THE PARTIES
Section 7.1 Form S-4; Joint Proxy Statement/Prospectus; NYSE Listing.
(a) As promptly as practicable after the date of this Agreement, (i) Tag and Rolex shall jointly prepare a proxy statement relating to the Tag Stockholder Meeting and the Rolex Stockholders Meeting (including any amendment or supplement thereto or document incorporated by reference therein, the “Joint Proxy Statement/Prospectus”) in preliminary form and (ii) Tag shall prepare and file with the SEC a Registration Statement on Form S-4 which shall include the Joint Proxy Statement/Prospectus (together with all amendments thereto, the “Form S-4”) (in which the Joint Proxy Statement/Prospectus will be included as a prospectus) relating to the registration of the Tag Shares to be issued to holders of Rolex Common Stock as the Stock Consideration pursuant to the Merger.
(b) Each of Tag and Rolex shall cooperate with each other and use its reasonable best efforts to (i) have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (ii) keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby, and (iii) mail the Joint Proxy Statement/Prospectus to Rolex stockholders and Tag stockholders as promptly as practicable after the Form S-4 is declared effective by the SEC, subject to Section 7.3(d). Each of Rolex and Tag shall (A) as promptly as practicable after the receipt thereof, provide to the other Party copies of any written comments and advise the other Party of any oral comments, with respect to the Joint Proxy Statement/Prospectus and the Form S-4 received from the staff of the SEC, (B) provide the other Party with a reasonable opportunity to review the Party’s proposed response to such comments, and (C) include in the Party’s written response to such comments any comments reasonably proposed by the other Party. Each of Rolex and Tag shall furnish as promptly as practicable such information concerning such Party and its Affiliates reasonably requested by the other Party in connection with the preparation, filing and distribution of the Joint Proxy Statement/Prospectus, the Form S-4 or other filings required under applicable Law.
(c) None of the information supplied or to be supplied by each of Rolex and Tag for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is filed with the SEC, and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and the Joint Proxy Statement/Prospectus, as of the date of dissemination to Rolex stockholders and Tag stockholders, and at the times of the meetings of the Rolex stockholders and the Tag stockholders (as applicable) to be held in connection with the Merger and the other transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Tag and Rolex shall cause the Joint Proxy Statement/Prospectus and the Form S-4 to comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, respectively, and the rules and regulations of the SEC thereunder, except that neither Party shall be required to make any representation or warranty except as required by applicable Law with respect to statements made or incorporated by reference therein based on information supplied by the other Party for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or Form S-4.
(d) If, at any time prior to the Effective Time, any information relating to a Party or any of its Affiliates, directors or officers should be discovered by such Party which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement/Prospectus, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, such Party shall promptly notify the other Party of such information and the other Party shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to such document, and, to the extent required under applicable Law, disseminated to the stockholders of Tag and Rolex.
(e) Tag shall use its reasonable best efforts to take, or cause to be taken, all actions necessary under applicable Laws and rules and policies of the NYSE and the SEC to enable the listing of shares of Tag Shares comprising the Stock Consideration on the NYSE no later than the Effective Time, subject to official notice of issuance. Tag shall also use its reasonable best efforts to obtain all necessary state securities Law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement (provided that in no event shall Tag be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process).
(f) Each of Rolex and Tag shall make any necessary filings with respect to the Merger or the other transactions contemplated by this Agreement under the Securities Act and the Exchange Act and the rules and regulations thereunder.
Section 7.2 Acquisition Proposals.
(a) Neither Rolex nor Tag will, nor will such Party permit any of its Subsidiaries to, nor will such Party authorize or permit any of their respective officers or directors or any of their respective financial advisors referred to in this Agreement, in their capacity as such, to, directly or indirectly, (i) solicit, initiate, encourage or knowingly facilitate any inquiry or the making of any proposal or offer or any other effort or attempt (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding, or which would reasonably be expected to lead to, any Acquisition Proposal (as defined below), (ii) engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding, or furnish to any person any non-public information with respect to such Party or any of its Subsidiaries in connection with, or take any other action to knowingly facilitate, any Acquisition Proposal, (iii) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, term sheet, memorandum of understanding, agreement or agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement regarding, or that is intended to result in, or would reasonably be expected to lead to, any Acquisition Proposal, or (iv) propose or agree to do any of the foregoing. Immediately after the execution and delivery of this Agreement, each of Rolex and Tag will, and will cause its Subsidiaries and controlled Affiliates and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any Person (other than another Party to this Agreement) conducted heretofore with respect to any possible Acquisition Proposal, and where such activities, discussions or negotiations took place within six months prior to the date hereof, shall promptly request that all confidential information provided by or on behalf of such Party or any of its Subsidiaries to such Person in connection with such possible Acquisition Proposal be returned or destroyed. For the purpose of this Agreement, “Acquisition Proposal” means any proposal or offer made by any Person (other than another Party to this Agreement) regarding (i) any merger, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving such Party or any of its Subsidiaries (excluding any transaction among such Party and its wholly-owned Subsidiaries), under which such Person would acquire, directly or indirectly, (x) fifteen percent (15%) or more of the consolidated assets (including stock of a Subsidiary) or business of such Party and its Subsidiaries, taken as a whole, or (y) beneficial ownership of securities representing fifteen percent (15%) or more of the total voting power of any of such Party on a pre-transaction basis, (ii) any acquisition or sale of fifteen percent (15%) or more of the consolidated assets (including stock of its Subsidiaries) or businesses of such Party and its Subsidiaries, taken as a whole, or (iii) any acquisition or sale of, or tender or exchange offer for, its voting securities (or beneficial ownership thereof) that, if consummated, would result in any Person (or the stockholders or shareholders of such Person) beneficially owning securities representing fifteen percent (15%) or more of its total voting power (or of the surviving parent entity in such transaction) of such Party; provided, that, (A) with respect to Rolex, any proposal or offer primarily relating to a business described on Section 7.2(a) of the Rolex Disclosure Letter (a “Specified Rolex Transaction”) shall not constitute an “Acquisition Proposal” in respect of Rolex, and (B) with respect to Tag, any proposal or offer primarily relating to a business described on Section 7.2(a) of the Tag Disclosure Letter (a “Specified Tag Transaction”) shall not constitute an “Acquisition Proposal” in respect of Tag.

(b) Each of Rolex and Tag shall promptly notify the other Party in writing of any Acquisition Proposal received by or any information related to an Acquisition Proposal requested from it or any of its Representatives, indicating, in connection with such notice, the identity of such person and the material terms and conditions of any such Acquisition Proposal or request for information (including a copy thereof if in writing and any related available documentation or correspondence), and in any event each of Rolex and Tag shall provide written notice to the other Party of the receipt of any Acquisition Proposal, request for information or initiation of such discussions or negotiations within 48 hours of such event. For the avoidance of doubt, nothing in this Section 7.2(b) shall limit the obligations of the Parties set forth in Section 7.2(a).
(c) Notwithstanding the foregoing, if at any time after the date hereof and prior to the receipt of the Rolex Requisite Vote or the Tag Requisite Vote, the Rolex Board or Tag Board, respectively, receives a bona fide written Acquisition Proposal (or any inquiry, proposal or indication of interest with respect thereto) with respect to such Party which did not result from a material breach of this Section 7.2 by such Party, the board of directors of such Party may, directly or indirectly through its Representatives, (i) contact the Person making the Acquisition Proposal to ascertain facts for the sole purpose of the Tag Board or Rolex Board, as applicable, informing itself about the Acquisition Proposal and the Person making it, and (ii) in the event the Rolex Board or the Tag Board, as applicable, determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below) with respect to Rolex or Tag, as applicable, such Party may take the following actions: (A) furnish nonpublic information regarding such Party to the Person making such Acquisition Proposal if and only if, prior to furnishing such information, such Person has entered into a confidentiality agreement with such party on terms and conditions, with respect to confidentiality and use, taken as a whole, that are not materially less favorable to such Party in any substantive respect than the terms and conditions of the Confidentiality Agreement (it being understood that any such confidentiality agreement (x) need not contain any “standstill” or similar provisions and (y) shall not contain any obligation of such Party to reimburse the expenses of the Person making the Acquisition Proposal), and (B) engage in discussions or negotiations with such Person with respect to the Acquisition Proposal; provided that the party receiving the Acquisition Proposal shall (1) promptly notify the other Party to this Agreement (in any event within 48 hours) of the determination by its board of directors contemplated by this Section 7.2(c), (2) promptly (in any event within 48 hours) make available to the other Party any nonpublic information that is provided to the Person making the Acquisition Proposal that was not previously made available to the other Party, and (3) otherwise continue to comply with this Section 7.2.
(d) The Rolex Board will not (A) fail to recommend that stockholders of Rolex vote in favor of the adoption and approval of this Agreement and the consummation transactions contemplated hereby, including the Merger (the “Rolex Board Recommendation”), (B) fail to include the Rolex Board Recommendation in the Joint Proxy Statement/Prospectus, (C) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal, or (D) withhold, withdraw, qualify or modify, or publicly announce its intent to withhold, withdraw, qualify or modify, in a manner adverse to Tag or Merger Sub, the Rolex Board Recommendation (actions described in clauses (A) through (D) referred to as a “Rolex Change of Recommendation”). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Rolex Requisite Vote is obtained, the Rolex Board may (i) effect a Rolex Change of Recommendation if (i) a Rolex Intervening Event shall have occurred or Rolex receives an Acquisition Proposal (other than any Acquisition Proposal which has resulted from any breach of this Section 7.2) that the Rolex Board determines in good faith, after consultation with its outside legal counsel and financial advisor, constitutes a Superior Proposal and (ii) the Rolex Board has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, or (ii) terminate this Agreement pursuant to and in accordance with Section 10.3(b) in order to enter into a written definitive agreement for a Superior Proposal; provided that prior to taking such action or announcing the intention to do so: (1) Rolex has complied in all material respects with this Section 7.2, (2) the Rolex Board has given Tag at least five (5) Business Days’ prior written notice (it being understood that any amendment or modification to any Acquisition Proposal or any material change to the Rolex Intervening Event that relates to such proposed action shall require the delivery of a new written notice and a new three (3)-Business Day period) of its intention to take such action and a description of the reasons for taking such action, (3) if requested by Tag, Rolex has negotiated, and has caused its Representatives to negotiate, in good faith with Tag during such notice period to enable Tag to revise the terms of this Agreement in such a manner that would obviate the need for taking such action and (4) following the end of such notice period, the Rolex Board shall have considered in good faith any revisions to this Agreement proposed in writing by Tag and shall have determined in good faith, after consultation with its outside legal counsel, that failure to effect a Rolex Change of Recommendation would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law.
(e) The Tag Board will not (A) fail to recommend that stockholders of Tag vote in favor of the approval of the Tag Share Issuance (the “Tag Board Recommendation”), (B) fail to include the Tag Board Recommendation in the Joint Proxy Statement/Prospectus, (C) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal, or (D) withhold, withdraw, qualify or modify, or publicly announce its intent to withhold, withdraw, qualify or modify, in a manner adverse to Rolex, the Tag Board Recommendation (actions described in clauses (A) through (D) referred to as a “Tag Change of Recommendation”). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Tag Requisite Vote is obtained, the Tag Board may (i) effect a Tag Change of Recommendation if (i) a Tag Intervening Event shall have occurred or Tag receives an Acquisition Proposal (other than any Acquisition Proposal which has resulted from any breach of this Section 7.2) that the Tag Board determines in good faith, after consultation with its outside legal counsel and financial advisor, constitutes a Superior Proposal and (ii) the Tag Board has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, or (ii) terminate this Agreement pursuant to and in accordance with Section 10.4(b) in order to enter into a written definitive agreement for a Superior Proposal; provided that prior to taking such action or announcing the intention to do so: (1) Tag has complied in all material respects with this Section 7.2, (2) the Tag Board has given Rolex at least five (5) Business Days’ prior written notice (it being understood that any amendment or modification to any Acquisition Proposal or any material change to the Tag Intervening Event that relates to such proposed action shall require the delivery of a new written notice and a new three (3)-Business Day period) of its intention to take such action and a description of the reasons for taking such action, (3) if requested by Rolex, Tag has negotiated, and has caused its Representatives to negotiate, in good faith with Rolex during such notice period to enable Rolex to revise the terms of this Agreement in such a manner that would obviate the need for taking such action and (4) following the end of such notice period, the Tag Board shall have considered in good faith any revisions to this Agreement proposed in writing by Rolex and shall have determined in good faith, after consultation with its outside legal counsel, that failure to effect a Tag Change of Recommendation would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law.
(f) As used in this Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal (other than any Acquisition Proposal which has resulted from a breach of this Section 7.2 by the Party receiving the Acquisition Proposal) with all references to “fifteen percent (15%)” in the definition of Acquisition Proposal being deemed to refer to “fifty percent (50%)” instead, which a majority of the board of directors of such Party determines in good faith, after consultation with its financial advisor and outside legal counsel and taking into account all financial, legal and regulatory terms and conditions of the Acquisition Proposal and this Agreement, including any alternative transaction (including any modifications to the terms of this Agreement) proposed by any other Party in response to such Superior Proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal that is more favorable, from a financial point of view, to such Party and its stockholders, as applicable (in their capacity as stockholders, as applicable), as compared to the transactions contemplated by this Agreement and to any alternative transaction (including any modifications to the terms of this Agreement) proposed by any other Party pursuant to this Section 7.2, taking into account the identity of the Person making the Acquisition Proposal, any regulatory approval requirements, certainty of financing, and all other financial, regulatory, legal and other aspects of such Acquisition Proposal.
(g) Nothing contained in this Section 7.2 shall prohibit either Rolex or Tag from complying with Rule 14a-9, Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal or making (after consultation with outside legal counsel) any other disclosures that are required by applicable Law (it being understood that if any such statements or disclosures constitute a Rolex Change of Recommendation or Tag Change of Recommendation, as applicable, Rolex or Tag, as applicable, shall be required to comply with this Section 7.2 with respect thereto). It is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by Tag or Rolex that describes the receipt by Tag or Rolex, as the case may be, of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look and listen” communication by the Rolex Board or the Tag Board, shall not constitute a breach of this Section 7.2.

(h) For the purposes of this Section 7.2, “person” shall be deemed to include any “group” as determined in accordance with section 13(d)(3) of the Exchange Act, and “beneficial ownership” shall have the meaning provided in section 13(d) of the Exchange Act.
(i) Any breach of this Section 7.2 by any Representative of either Party to this Agreement or any of its Subsidiaries shall be deemed to be a breach of this Section 7.2 by such Party for all purposes of this Agreement.
Section 7.3 Stockholder Meetings.
(a) Rolex shall take, in accordance with applicable Law and its certificate of incorporation and bylaws, all actions necessary to (a) cause, within five (5) Business Days following the date on which the SEC declares the Form S-4 effective, an annual or special meeting of its stockholders for the purpose of voting on the authorization and approval of this Agreement and the Merger (the “Rolex Stockholders Meeting”) to be duly called and held as soon as practicable thereafter, and (b) solicit proxies from its stockholders to obtain the Rolex Requisite Vote for such authorization and approval. Except with the prior written consent of Tag (which consent shall not be unreasonably withheld, conditioned or delayed) or as required by applicable Law, no other matters (other than a non-binding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of Rolex in connection with the Merger, an adjournment proposal and matters of procedure) shall be submitted for approval of Rolex stockholders at the Rolex Stockholders Meeting.
(b) Tag shall take, in accordance with applicable Law and its certificate of incorporation and bylaws, all actions necessary to (a) cause, within five (5) Business Days following the date on which the SEC declares the Form S-4 effective, an annual or special meeting of its stockholders for the purpose of voting on the authorization and approval of the Tag Share Issuance (the “Tag Stockholders Meeting”) to be duly called and held as soon as practicable thereafter, and (b) solicit proxies from its stockholders to obtain the Rolex Requisite Vote for such authorization and approval. Except with the prior written consent of Rolex (which consent shall not be unreasonably withheld, conditioned or delayed) or as required by applicable Law, no other matters (other than an adjournment proposal and matters of procedure) shall be submitted for approval of Tag stockholders at the Tag Stockholders Meeting.
(c) Tag and Rolex shall in good faith mutually coordinate the timing of the Tag Stockholders Meeting and the Rolex Stockholders Meeting and shall use their respective reasonable best efforts such that each of the Tag Stockholders Meeting and the Rolex Stockholders Meeting shall be held on the same day. Neither Tag nor Rolex shall, without the prior written consent of the other Party, adjourn or postpone the Rolex Stockholders Meeting or the Tag Stockholders Meeting, as applicable; provided, that Tag or Rolex may, without the prior written consent of the other Party, adjourn or postpone the Tag Stockholders Meeting or Rolex Stockholders Meeting, as applicable, after consultation with the other Party, if (i) the failure to adjourn or postpone the Tag Stockholders Meeting or Rolex Stockholders Meeting, as applicable, would reasonably be expected to be a violation of applicable Law (including fiduciary duties) or for the distribution of any required supplement or amendment to the Joint Proxy Statement/Prospectus, or (ii) if as of the time for which the Tag Stockholders Meeting or Rolex Stockholders Meeting, as applicable, is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus) there are insufficient number of Tag Shares or shares of Rolex Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of Tag Stockholders Meeting or Rolex Stockholders Meeting, as applicable; provided, that no such adjournment or postponement of the Tag Stockholders Meeting by Tag, or Rolex Stockholders Meeting by Rolex, as applicable, shall relieve the applicable Party of its obligations pursuant to the first sentence of this Section 7.3(c).
(d) Each of Tag and Rolex shall, in no event later than the fifth Business Day following the date of this Agreement, conduct a “broker search” as contemplated by and in accordance with Rule 14a-13 promulgated under the Exchange Act with respect to the Tag Stockholders Meeting and the Rolex Stockholders Meeting, as applicable (based on a record date that is 20 Business Days following the date on which such broker search is commenced). If at any time the current record date for the Tag Stockholders Meeting or the Rolex Stockholders Meeting, as applicable, is not reasonably likely to satisfy the requirements of such Party’s Constituent Documents and applicable Law, such Party shall, in consultation with the other Party, set a new record date and shall continue to comply with the “broker search” requirements of Rule 14a-13 promulgated under the Exchange Act with respect to any such new record date.

Section 7.4 Reasonable Best Efforts; Regulatory Filings and Other Actions.
(a) Rolex and Tag shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable, after the date hereof, including (i) preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, authorizations, clearances, no-action letters, expiration of waiting periods, and other permits necessary or deemed advisable by Rolex and Tag to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger and the other transactions contemplated by this Agreement (and in any event make the appropriate filings of notification and report forms pursuant to the HSR Act with respect to the transactions contemplated by this Agreement within twenty (20) Business Days after the date of this Agreement (and such filings shall request early termination of any applicable waiting period under the HSR Act)), (ii) responding as promptly as reasonably practicable to any inquiries or requests for additional information and documentary material received from any Governmental Entity in connection with any Antitrust Laws related to the Merger and the other transactions contemplated by this Agreement, and (iii) not agreeing to extend any waiting period or to refile under any Antitrust Law (except with the prior written consent of the other Party hereto, which consent shall not be unreasonably withheld, conditioned or delayed), and (iv) not entering into any agreement with any Governmental Entity to not consummate the Merger and the other transactions contemplated by this Agreement (except with the prior written consent of the other Party hereto, which consent shall not be unreasonably withheld, conditioned or delayed). If any administrative or judicial Action, including any Action by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Rolex and Tag shall use their reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Rolex and Tag shall jointly develop, consult and cooperate with one another regarding the strategy for obtaining any necessary consents, registrations, approvals, authorizations, clearances, no-action letters or expiration of waiting periods, and responding to any request from, inquiry by, or investigation (including directing the timing, nature and substance of all such responses), in connection with the transactions contemplated by this Agreement.
(b) Subject to Section 7.4(c), each of Tag and Rolex agree to use reasonable best efforts to take, as promptly as reasonably practicable, any and all steps necessary or advisable to avoid or eliminate each and every impediment and obtain all consents and the expiration of any waiting periods under any Antitrust Laws that may be required by any Governmental Entity, in each case with competent jurisdiction, including by proffering to, or agreeing to, sell, divest or hold separate, or take any other action that would limit Rolex’s or Tag’s, or any of their Subsidiaries’ freedom of action with respect to, any assets, businesses, products, product lines (or interests in any of the same) of Rolex or Tag or any of their respective Subsidiaries (or to consent to any sale, divestiture or holding separate, or agreement to sell, divest or hold separate by Rolex or Tag or any of their respective Subsidiaries, as the case may be, of any of its assets, businesses, products, product lines (or interests in any of the same)) (and the entry into agreements with, and submission to Orders of, the relevant Governmental Entity concerning the same).
(c) Notwithstanding the foregoing, nothing in this Section 7.4 or elsewhere in this Agreement shall require, or be construed to require, Rolex or Tag, or any of their Affiliates, to proffer to, or agree to, sell, divest or hold separate, or take any other action that would limit its or their freedom of action with respect to, or its or their ability to retain any assets, businesses, products, product lines (or interests in any of the same) of Rolex or Tag or any of their respective Subsidiaries or Affiliates (or to consent to any sale, divestiture or holding separate, or agreement to sell, divest or hold separate by Rolex or Tag or any of their respective Subsidiaries or Affiliates, as the case may be, of any of its assets, businesses, products, product lines (or interests in any of the same)), if (i) such action would, individually or in the aggregate, reasonably be expected to result in a Substantial Detriment, or (ii) if such action is not contingent upon the consummation of the Closing. Subject to applicable Law and the instructions of any Governmental Entity, Rolex and Tag shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing outside counsel for the other Party with copies of notices or other material communications received or provided by Rolex and Tag, as the case may be, or any of their respective Subsidiaries, from or to any third party and/or Governmental Entity with respect to such transactions.

(d) Subject to applicable Laws relating to the sharing of information, Rolex and Tag shall have the right to review in advance, and to the extent practicable, each will consult the other on any filing made with, or material written materials submitted to, any third party and/or any Governmental Entity, in connection with the Merger and the other transactions contemplated by this Agreement. Rolex and Tag shall provide the other party with the opportunity to participate in any material meeting with any Governmental Entity in respect of any filings, investigation or other inquiry in connection with the transactions contemplated hereby. Rolex and Tag shall keep each other apprised of all material discussions with any Governmental Entity in respect of any filings, investigation or other inquiry in connection with the transactions contemplated hereby.
(e) Rolex and Tag each shall, upon request by the other and subject to applicable Laws relating to the sharing of information, furnish the other with all information concerning itself, its Subsidiaries, its Affiliates, and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement/Prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Rolex and Tag or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.
(f) Notwithstanding anything to the contrary contained herein, for any information exchanged under this Section 7.4, it is understood that Rolex and Tag may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other party under this Section 7.4 or any subsection thereof as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (Rolex or Tag, as the case may be) or its legal counsel; provided, further, that materials provided pursuant to this Section 7.4 or any subsection thereof may be redacted (i) to remove references concerning the valuation of the transactions contemplated hereby, (ii) as necessary to comply with contractual arrangements with third parties and (iii) as necessary to address reasonable privilege concerns. The parties hereto agree to treat information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 7.4 in a manner so as to preserve the applicable privilege.
(g) Rolex and Tag shall not, and shall not permit any of their controlled Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if entering into an agreement relating to, or the consummation of, such acquisition, merger, consolidation or other transaction would reasonably be expected to (i) impose a material delay in obtaining, or materially increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, including under the HSR Act or other Antitrust Laws, (ii) materially increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated by this Agreement, or (iii) materially delay the consummation of the transactions contemplated by this Agreement, including by materially increasing the likelihood of a Governmental Entity initiating a “phase II” or any request for additional information or documentary material issued by a Governmental Entity under 15 U.S.C. § 18a(e) (or equivalent) proceeding.
Section 7.5 Access. Subject to applicable Law relating to the sharing of information, and except as may otherwise be required by applicable Law, Rolex and Tag each shall (and shall cause its respective Subsidiaries to) (a) upon reasonable notice, afford the other’s Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested, (b) in the case of Rolex and its Subsidiaries, keep Tag reasonably informed (including upon the request of Tag) of any material development, discussion or negotiation regarding a Specified Rolex Transaction on a reasonably prompt basis including by providing Tag with copies of any written proposal with respect to a Specified Rolex Transaction from a third party (and in any event, within five (5) Business Days of any such material development, discussion, negotiation or the receipt of such proposal) and otherwise considering in good faith any reasonable comments made by Tag or its Representatives with respect to any such proposal or written response by Tag with respect thereto and (c) in the case of Tag and its Subsidiaries, keep Rolex reasonably informed (including upon the request of Rolex) of any material development, discussion or negotiation regarding a Specified Tag Transaction on a reasonably prompt basis including by providing Rolex with copies of any written proposal with respect to a Specified Tag Transaction from a third party (and in any event, within five (5) Business Days of any such material development, discussion, negotiation or the receipt of such proposal) and otherwise considering in good faith any reasonable comments made by Tag or its Representatives with respect to any such proposal or written response by Tag with respect thereto; provided, that no investigation, access or sharing of information pursuant to this Section 7.5 shall affect or be deemed to modify or affect any representation or warranty made by Rolex, Tag or either Merger Sub; provided, further, that (i) any such investigation, access or sharing of information shall be conducted in such a manner so as not to interfere unreasonably with business or operations of the Party furnishing such information or providing such access, and (ii) the foregoing shall not require Rolex or Tag (A) to permit any inspection, or to disclose any information, that in the reasonable judgment of Rolex or Tag, as the case may be, would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality (provided, that (1) with respect to a Specified Rolex Transaction, Rolex shall, and shall cause its Affiliates and direct its Representatives to, use reasonable best efforts to cause any confidentiality agreement entered into with third parties in respect of such transaction to permit the disclosure of information to Tag and its Representatives and (2) with respect to a Specified Tag Transaction, Tag shall, and shall cause its Affiliates and direct its Representatives to, use reasonable best efforts to cause any confidentiality agreement entered into with third parties in respect of such transaction to permit the disclosure of information to Rolex and its Representatives), (B) to waive or jeopardize the attorney-client or other privilege held by Rolex or Tag, as the case may be, or any of their respective Subsidiaries, or (C) to otherwise violate any applicable Law; provided, that, in any such case, the parties hereto shall use their respective reasonable best efforts to provide for an alternative arrangement that permits the exchange of such information, such as a joint defense or similar arrangement. All requests for information made pursuant to clause (a) of this Section 7.5 shall be directed to an executive officer of Rolex or Tag, as the case may be, or such Person as may be designated by either of their executive officers, as the case may be, with a copy to the General Counsel of such party, and all such information shall be governed by the terms of the Confidentiality Agreement.
Section 7.6 Publicity. The initial press release regarding this Agreement and the Merger shall be a joint press release, and Rolex and Tag shall use reasonable best efforts to develop a joint communications plan and each Party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan. Except in connection with the matters contemplated by Section 7.2 or in connection with any dispute between the parties regarding this Agreement, the Merger or the other transactions contemplated hereby or otherwise required by applicable Law or by obligations pursuant to rules of the NYSE, each Party hereto shall consult with each other before issuing any press release or public statement with respect to the transactions contemplated by this Agreement and shall not issue any such press release or public statement prior to such consultation. In addition to the foregoing, except to the extent disclosed in or consistent with the Joint Proxy Statement/Prospectus or the Form S-4, neither Rolex nor Tag shall issue any press release or otherwise make any public statement or disclosure concerning the other Party’s business, financial condition or results of operations, to the extent not previously disclosed, without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed.
Section 7.7 Certain Tax Matters.
(a) The parties acknowledge and agree that (i) for U.S. federal income tax purposes (and to the extent permitted by Law, U.S. state and local income tax purposes), (A) it is intended that the Mergers, taken together, constitute a single, integrated transaction described in Rev. Rul. 2001-46, 2001 2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code and (B) this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368(a) of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) and (ii) this agreement provides for “fixed consideration” within the meaning of Treasury Regulations Section 1.368-1(e)(2)(iii) (clauses (i) and (ii), the “Intended Tax Treatment”).
(b) Each of Tag and Rolex shall, and shall cause each of their respective Subsidiaries and Affiliates to, use reasonable best efforts (i) to cause the Transaction to qualify for the Intended Tax Treatment, and (ii) not to take or fail to take, or permit any of its respective Subsidiaries or Affiliates to take or fail to take, any action which action or failure to act would reasonably be expected to prevent the Transaction from qualifying for the Intended Tax Treatment; provided, however, that taking, permitting or causing to be taken any action, or any failure to act, in each case, that is required or specifically contemplated by any other provision of this Agreement shall not constitute a breach of this Section 7.7(b). Tag shall promptly notify Rolex, and Rolex shall promptly notify Tag, in each case, if such party becomes aware of any fact or circumstance that would reasonably be likely to prevent the Transaction from qualifying for the Intended Tax Treatment.
(c) Except as prohibited by applicable Law, the parties shall (and shall cause their Subsidiaries and Affiliates to) report and treat the Transaction for U.S. federal, state and other applicable income tax purposes consistent with the Intended Tax Treatment (and comply with all reporting and recordkeeping requirements applicable to the Transaction that are prescribed by the Code, the Treasury Regulations or forms, instructions or other publications of the Internal Revenue Service, including the recordkeeping and information-filing requirements prescribed by Treasury Regulations Section 1.368-3) and take no tax position inconsistent with reporting and treating the Transaction for U.S. federal, state and other applicable income tax purposes consistent with the Intended Tax Treatment.
(d) Rolex and Tag shall each use reasonable best efforts to deliver to Rolex Tax Counsel or Tag Tax Counsel, as applicable, a customary tax representation letter, signed by its officer, dated as of the Closing Date (and, if requested, such other dates as reasonably requested by such counsel in connection with the Joint Proxy Statement/Prospectus), containing representations of such party, in each case as reasonably necessary and appropriate to enable Rolex Tax Counsel or Tag Tax Counsel, as applicable, to render the Rolex Tax Opinion and the Tag Tax Opinion. Rolex and Tag shall use reasonable best efforts to provide such other information as reasonably requested by Rolex Tax Counsel or Tag Tax Counsel for purposes of rendering any opinion with respect to the qualification of the Transaction as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code and customary related matters.
Section 7.8 Expenses. Whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses; provided, that (a) the registration and filing fees and the printing and mailing costs of the Joint Proxy Statement/Prospectus and the Form S-4, and (b) any required filing fees with any Governmental Entity in connection with the transactions contemplated by this Agreement, in each of cases (a) and (b), shall be shared equally by Rolex and Tag.
Section 7.9 Indemnification; Directors’ and Officers’ Insurance.
(a) From and after the Forward Merger Effective Time, Tag shall, and shall cause the Forward Merger Surviving Company, to the fullest extent permitted under applicable Law, indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of Rolex or its Subsidiaries or any of their respective successors or heirs or any individual serving in such capacity at Rolex’s or its Subsidiaries’ request (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action arising out of or related to such Indemnified Parties’ having served in such capacity at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the transactions contemplated by this Agreement and (ii) Actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party. The Constituent Documents of the Forward Merger Surviving Company will contain provisions with respect to rights to indemnification, advancement of expenses and limitations on, or exculpation from, liabilities, for acts or omissions that are at least as favorable to the directors, officers or employees of Rolex as those contained in the Constituent Documents of Rolex as in effect on the date hereof, except to the extent prohibited by applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.
(b) In the event that no D&O Tail Policy (as defined below) is procured, for a period of six (6) years after the Forward Merger Effective Time, Tag shall, and shall cause the Forward Merger Surviving Company to, maintain Rolex’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance for the benefit of those persons who are covered by such policies at the Effective Time (or Tag or the Forward Merger Surviving Company may substitute therefor policies of at least the same coverage and amounts and containing other terms and conditions that, in the aggregate, are no less favorable to the directors and officers of Rolex and its Subsidiaries than the existing directors’ and officers’ liability insurance policies and fiduciary liability insurance policies with respect to matters occurring prior to the Effective Time), to the extent that such liability insurance can be maintained at a cost to Rolex not greater than 300% of the annual premium (such 300% threshold, the

“Maximum Premium”) for the current directors’ and officers’ liability insurance policies and fiduciary liability insurance policies; provided that, if such insurance cannot be so maintained or obtained at such cost, the Forward Merger Surviving Company shall (and Tag shall cause the Forward Merger Surviving Company to), maintain policies of insurance which in Tag’s good faith determination, provide the maximum coverage reasonably obtainable at an annual premium amount not in excess of the Maximum Premium. Prior to the Closing, Rolex shall, after consultation with Tag, use its reasonable best efforts to purchase (and pay in full the aggregate premium for), a six (6)-year prepaid “tail” insurance policy (the “D&O Tail Policy”) (which policy by its express terms shall survive the Merger), of at least the same coverage and amounts and containing terms and conditions that are no less favorable to the directors and officers of Rolex and its Subsidiaries than Rolex’s existing directors’ and officers’ liability insurance policies and fiduciary liability insurance policies, at a premium no greater than the Maximum Premium (as defined below).
(c) If Tag or the Forward Merger Surviving Company, or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Tag or the Forward Merger Surviving Company shall succeed to all of the obligations set forth in this Section 7.9.
(d) Notwithstanding anything in this Section 7.9 to the contrary, in no event shall Tag be obligated to indemnify an Indemnified Party for any matters that a corporation under the DGCL would not be permitted to provide a right to indemnification to its directors or officers.
(e) The provisions of this Section 7.9 shall survive the consummation of the Merger and are intended to be for benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives, each of which shall be a third party beneficiary of the provisions of this Section 7.9.
Section 7.10 Rolex Indebtedness; Cooperation.
(a) Rolex shall, and shall cause its Subsidiaries to, deliver to Tag, at least five (5) Business Days prior to the Closing Date, a draft of, and on or prior to the Closing Date, an executed copy of, a customary payoff letter from the agent or lenders, as applicable under the Rolex Credit Facility, in form and substance reasonable satisfactory to Tag, (i) setting forth the amount required to pay-off in full on the Closing Date the indebtedness and other obligations outstanding under the Rolex Credit Facility and all other related loan documents (including, but not limited to, the outstanding principal, accrued and unpaid interest, and prepayment and other penalties) (the “Payoff Amount”), and (ii) setting forth the wire transfer instructions for the payment of the Payoff Amount. Rolex shall, and shall cause its Subsidiaries to, use reasonable best efforts (in each case, subject to the payment of the Payoff Amount) to deliver to Tag (or the agent or lenders, as applicable, under the Rolex Credit Facility, in the case of prepayment and termination notices) on or prior to the Closing (or on or prior to the date required under the Rolex Credit Facility, in the case of prepayment and termination notices), in form and substance reasonably satisfactory to Tag, all documents, filings, and notices required for the termination of the Rolex Credit Facility.
(b) In the event that Tag shall seek to obtain debt financing for all or any portion of the Cash Consideration (including under or pursuant to an amendment of the Tag Credit Facility) (any such debt financing, the “Debt Financing”), Rolex shall, and shall cause the Rolex Subsidiaries and its and their respective Representatives to, use reasonable best efforts to cooperate with Tag and the Merger Subs, as may be reasonably requested by Tag, in connection with consummating such Debt Financing by one or more lenders and/or arrangers (“Debt Financing Sources”), pursuant to which Tag or its Subsidiaries would incur additional indebtedness for borrowed money effective as of the Closing in such amounts, from such lenders, and in such forms and on such terms as Tag may determine, which reasonable best efforts shall include (i) participating in a reasonable number of meetings, presentations, “road shows” and sessions with prospective Debt Financing Sources and ratings agencies, including direct contact between appropriate members of senior management of Rolex, on the one hand, and the actual and potential Debt Financing Sources, on the other hand, in each case on reasonable advance notice, (ii) prior to the conclusion of the marketing of any Debt Financing, assisting with the preparation of materials for rating agency presentations and bank information memoranda, including the delivery of customary authorization letters authorizing the distribution of information to prospective lenders and containing customary representations with respect to the presence or absence of material non-public information about Rolex and the Rolex Subsidiaries and regarding the accuracy of the information provided by, or with respect to Rolex and the Rolex Subsidiaries

(“Authorization Letters”), (iii) (x) executing and delivering any pledge and security documents, other definitive financing documents or other requested certificates or documents (provided that (A) none of the foregoing documents or certificates shall be executed and/or delivered except in connection with the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after or concurrently with, the occurrence of the Closing and (C) no liability shall be imposed on Rolex, any of its Subsidiaries or any of their respective officers or employees) and (y) facilitating the obtaining of guarantees and pledging of collateral and other matters ancillary to the Debt Financing, as may be requested by Rolex, including executing and delivering any customary guarantee, pledge and security documents or other definitive financing documents as may be reasonably requested by Rolex to facilitate any guarantee, obtaining and perfection of security interests in collateral from and after the Closing (provided that any obligations contained in such documents shall be effective no earlier than as of the Closing), (iv) as promptly as practicable after the date hereof, furnishing Tag and the Debt Financing Sources with any pertinent and customary “know-your-customer” information (including with respect to the requirements of the beneficial ownership regulation) regarding Rolex and the Rolex Subsidiaries as may be reasonably requested by Tag to the extent that such information is required in connection with the Debt Financing, and (v) reasonably cooperating with any customary due diligence process as reasonably requested by Tag or the Debt Financing Parties, including participating in a reasonable number of due diligence sessions in connection with any Debt Financing.
(c) Notwithstanding the foregoing, nothing in Section 7.10(b) above shall require Rolex or any of its Subsidiaries to (i) take any action in respect of the Debt Financing to the extent that such action would cause any condition to the Mergers set forth in ARTICLE IX or the Closing to fail to be satisfied by the Termination Date or otherwise result in a breach of this Agreement by Rolex, (ii) take any action in respect of the Debt Financing that would conflict with or violate Rolex’s or any of its Subsidiary’s organizational documents or any applicable Law, or result in the contravention of, or violation of breach of, or default under, any Contract to which Rolex or any of its Subsidiaries is a party, (iii) take any action to the extent such action would unreasonably interfere with the business or operations of Rolex or its Subsidiaries, (iv) execute and deliver any letter, agreement, document or certificate in connection with the Debt Financing (except notices of prepayment or borrowing notices and any Authorization Letters) or take any corporation action that is not contingent on, or that would be effective prior to, the occurrence of the Closing, (v) pay any commitment fee or other fee or payment to obtain consent or incur any liability with respect to or cause or permit any Lien to be placed on any of their respective assets in connection with the Debt Financing prior to the Closing Date, (vi) provide access to or disclose information where Rolex determines that such access or disclosure would reasonably be expected to jeopardize the attorney-client privilege or contravene any applicable Law or Contract to which Rolex or any of its Subsidiaries is a party (but shall use reasonable best efforts to grant such access or provide such disclosure in a manner which would not jeopardize such privilege or contravene any such Law or Contract), (vii) subject any of Rolex’s or its Subsidiaries’ respective directors, managers, officers or employees to any actual or potential personal liability, (viii) cause the directors and managers of Rolex or any of its Subsidiaries to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained unless such directors and managers are to remain as directors and managers of Rolex and its Subsidiaries on and after the Closing Date and such resolutions are contingent upon the occurrence of, or only effective as of, the Closing, (ix) waive or amend any terms of this Agreement or any other Contract to which Rolex or its Subsidiaries is party; or (x) take any action that would subject it to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with the Debt Financing, the definitive documents relating to the Debt Financing or any information utilized in connection therewith (in each case except following the Closing).
(d) Tag shall promptly, upon request by Rolex, reimburse Rolex for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Rolex or any of its Subsidiaries in connection with the cooperation of Rolex and its Subsidiaries contemplated by Section 7.10(b) and shall indemnify and hold harmless Rolex, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by any of them of any type in connection with the arrangement of any Debt Financing and any information used in connection therewith, except to the extent such losses, damages, claims, costs or expenses result from the bad faith, gross negligence or willful misconduct of Rolex, any of its Subsidiaries or their respective Representatives, or any such person’s material breach of this Agreement, and the foregoing obligations shall survive termination of this Agreement.
(e) Notwithstanding anything to the contrary in this Agreement, for all purposes of this Agreement, Rolex’s obligations under Section 7.10(b) shall be deemed satisfied unless (A) Rolex has willfully and materially breached its obligations under Section 7.10(b), (B) such willful and material breach was the direct cause of Tag’s failure to receive all of the proceeds of the Debt Financing and (C) Tag has notified Rolex of such willful and material breach in writing a reasonably sufficient amount of time prior to the Closing to afford Rolex with a reasonable opportunity to cure such willful and material breach.
(f) Notwithstanding anything in this Agreement to the contrary, the Parties expressly acknowledge and agree that (i) the obligations of Tag and the Merger Subs under this Agreement are not subject to any condition regarding the availability of any financing (including the Debt Financing described in Section 7.10(b) above) and (ii) the failure, for any reason, to obtain or consummate any such Debt Financing shall not affect or relieve Tag’s or the Merger Subs’ obligations to consummate the transactions contemplated by this Agreement on the terms and conditions set forth herein.
Section 7.11 Employee Matters.
(a) Tag shall, for a period beginning at the Closing and ending on the date of Tag’s ordinary course merit- or market-based compensation increases for Tag’s fiscal year 2027, provide, or cause to be provided, to each employee of Rolex or any of its Subsidiaries as of the Closing, and who continue employment with Tag or the Surviving Corporation or any of their Affiliates immediately following the Closing (the “Continuing Employees”) with an annual base salary or hourly wage rate (as applicable) that is at least equal to the annual base salary or hourly wage rate (as applicable) provided to such Continuing Employee immediately prior to the Closing by Rolex or any Rolex Subsidiary.
(b) Tag shall, for a period beginning at the Closing and ending on the last day of Tag’s fiscal year in which the Closing occurs, provide, or cause to be provided, to each Continuing Employee with (i) a target long-term incentive compensation opportunity (including equity incentive compensation) no less favorable, in the aggregate, to the target long-term incentive compensation opportunity (including equity incentive compensation) provided by Tag and its Subsidiaries to similarly situated employees of Tag and its Subsidiaries (provided, that Tag’s obligation to provide, or cause to be provided, such target long-term incentive compensation opportunity to a given Continuing Employee shall be reduced by the grant date fair value of such Continuing Employee’s Interim Awards), (ii) a short-term incentive compensation opportunity (other than an annual cash incentive compensation opportunity, which is addressed in Section 7.11(c)) that is no less favorable than the short-term incentive compensation opportunity provided to such Continuing Employee immediately prior to the Closing by Rolex or any Rolex Subsidiary, and (iii) employee benefits and other compensation (including severance and deferred compensation but excluding any retention bonus, retiree health or welfare plan benefit or defined benefit pension plan benefits) that are no less favorable, in the aggregate, to the employee benefits and other compensation (including severance and deferred compensation but excluding any retention bonus, retiree health or welfare plan benefits or defined benefit pension plan benefits) provided to each Continuing Employee immediately prior to the Closing by Rolex and its Subsidiaries pursuant to any Rolex Benefit Plan.
(c) From and after the Closing, Tag shall, and shall cause its Subsidiaries (including the Surviving Corporation) to, honor, assume and continue each Rolex Benefit Plan in accordance with the terms and conditions of each Rolex Benefit Plan in effect as of immediately prior to the Closing (or any Rolex Benefit Plan entered in accordance with the terms of this Agreement following the date hereof). Without limiting the foregoing, Tag shall, and shall cause its Subsidiaries (including the Forward Merger Surviving Company) to, (i) honor, assume and continue each Rolex Benefit Plan providing annual cash incentive compensation payments in respect of Rolex’s fiscal year ending October 31, 2026 for the duration of such fiscal year (and, in so doing, shall make such adjustments to the applicable performance objectives that Tag determines, in good faith and in a manner that is consistent with Rolex’s past practice, to be necessary or appropriate to account for the costs and expenses associated with the transactions contemplated by this Agreement or any other non-recurring events that would not reasonably be expected to have affected Rolex and its Subsidiaries had the transactions contemplated by this Agreement not arisen), and (ii) provide Continuing Employees with the opportunity to participate in Tag Benefit Plans providing annual cash incentive compensation payments in respect of Tag’s fiscal year ending December 31, 2027, on terms (including target incentive opportunities) that are no less favorable than the terms applicable to similarly situated employees of Tag and its Subsidiaries; provided, that Tag shall, and shall cause its Subsidiaries (including the Forward Merger Surviving Company) to increase the amount of each Continuing Employee’s annual cash incentive compensation payment earned under the applicable plan for Tag’s fiscal year ending December 31, 2027, by 16.67% to account for the two-month period between the end of Rolex’s 2026 fiscal year and the beginning of Tag’s 2027 fiscal year.

(d) With respect to any Tag Benefit Plan in which any Continuing Employee becomes a participant, Tag shall, and shall cause its Subsidiaries, to provide that the Continuing Employees shall receive full credit for service with Rolex or any of its Subsidiaries (including any predecessor) for all purposes, including eligibility to participate, vesting and determination of benefits, under any Tag Benefit Plan, to the same extent that such service was recognized as of the Closing Date under a comparable Rolex Benefit Plan in which the Continuing Employee participated (but not for purposes of (i) benefit accrual to the extent such credit would result in a duplication of benefits, or (ii) benefit accrual under any defined benefit pension plan).
(e) Tag shall, and shall cause its Subsidiaries, to use their reasonable best efforts to cause its third party insurers to (i) waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Tag or any of its Subsidiaries in which the Continuing Employees (and their eligible dependents) are eligible to participate from and after the Closing Date to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods were satisfied or waived under the comparable Rolex Benefit Plan in which the Continuing Employees participated and (ii) cause any health benefit plan of Tag or its Subsidiaries in which the Continuing Employees participate after the Closing Date to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by such Continuing Employee (and his or her eligible dependents) during the calendar year in which the Closing Date occurs for purposes of satisfying deductible and co-payment limitations for such year under the relevant welfare benefit plans in which such Continuing Employee (and dependents) participates following the Closing Date.
(f) Between the date hereof and the Effective Time, any broad-based notices or communication materials (including website postings) (i) from Rolex or its Subsidiaries to any of their respective employees or (ii) from Tag or its Subsidiaries to any of their respective employees (clauses (i) and (ii) collectively, the “Employee Communications”) regarding the compensation and benefits matters addressed in this Agreement (other than Employee Communications that are consistent with previous press releases, public disclosures or public statements made by Rolex, Tag or their respective Affiliates or with Employee Communications previously issued in accordance with this Section 7.11(f)) shall be subject to the timely prior review and comment of Rolex or Tag (as applicable) (which comments shall be considered by Rolex or Tag (as applicable) in good faith; provided, that comments are received within three (3) Business Days following the date that drafts are provided to Rolex or Tag (as applicable) or their respective advisors).
(g) Without limiting the generality of Section 11.9, nothing in this Section 7.11 shall (i) be treated as an amendment of, or undertaking to amend, any Rolex Benefit Plan or any Tag Benefit Plan, (ii) prohibit Rolex, Tag or any of their respective Subsidiaries, including the Surviving Corporation, from amending or terminating any Rolex Benefit Plan or Tag Benefit Plan in accordance with its terms, (iii) confer upon any individual any right to continued employment or service or limit the ability of Rolex, Tag or any of their respective Subsidiaries, including the Surviving Corporation, to terminate the employment or service of any individual or (iv) confer any rights or benefits on any person other than the parties to this Agreement.
Section 7.12 Rule 16b-3. Prior to the Effective Time, Rolex and Tag each shall take all such steps as may be required to cause (a) any dispositions of Rolex Common Stock (including derivative securities with respect to Rolex Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Rolex immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act, and (b) any acquisitions of Tag Shares (including derivative securities with respect to Tag Shares) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Tag at or immediately following the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 7.13 Notice of Certain Events. Each of Rolex and Tag shall promptly notify the other of any of the following: (a) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (b) any written notice or other written communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and (c) any Actions commenced or, to the knowledge of Rolex or to the knowledge of Tag (as applicable), threatened in writing against, relating to or involving or otherwise affecting Rolex or any of its Subsidiaries or Tag or any of its Subsidiaries, as the case may be, that relate to the consummation of the transactions contemplated by this

Agreement; provided that a party’s good faith failure to comply with this Section 7.13 shall not constitute a breach of this Section 7.13, and shall not provide any other party the right not to effect, or the right to terminate, the transactions contemplated by this Agreement, except to the extent that any other provision of this Agreement independently provides such right.
Section 7.14 Transaction Litigation. Without limiting in any way the parties’ hereto obligations under Section 7.4 and other than Actions between or among the Parties hereto, each of Rolex and Tag shall promptly notify the other Party of any stockholder or shareholder demands, lawsuits, arbitration demands or other similar claims, actions or proceedings (including derivative claims) commenced against it and/or its respective directors or officers relating to this Agreement or any of the transactions contemplated hereby or any matter relating hereto (“Transaction Litigation”); provided that a Party’s good faith failure to comply with this Section 7.14 shall not constitute a breach of this Section 7.14, and shall not provide any other Party the right not to effect, or the right to terminate, the transactions contemplated by this Agreement, except to the extent that any other provision of this Agreement independently provides such right. Each of Rolex and Tag shall give the other party the opportunity to participate in the defense or settlement of any Transaction Litigation, and no such settlement shall be agreed to by either Rolex or Tag without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Without limiting in any way the parties’ obligations under Section 7.4, each of Rolex and Tag shall cooperate, shall cause their respective Subsidiaries to cooperate, and shall use its reasonable best efforts to cause its Representatives to cooperate, in the defense against such Transaction Litigation. For purposes of in this Section 7.14, “participate” means that each Party shall keep the other Party reasonably apprised of any material development and the proposed strategy with respect to any such Transaction Litigation and provide the other Party with copies of any proposed litigation papers at least forty-eight (48) hours prior to filing, and promptly provide all litigation papers filed in any such Transaction Litigation, and each Party may offer advice, comments or suggestions with respect to any such Transaction Litigation, which the other Party shall consider in good faith. Notwithstanding anything to the contrary in this Section 7.14, any matters relating to Dissenting Shares shall be governed by Section 3.4.
Section 7.15 State Takeover Statutes. Each of Tag, Merger Sub 1, Merger Sub 2, and Rolex shall (a) take all action necessary so that no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover laws or regulations, or any similar provision of the Constituent Documents of Tag, Merger Sub or Rolex, as applicable, is or becomes applicable to the Merger or any of the other transactions contemplated hereby, and (b) if any such anti-takeover law, regulation or provision is or becomes applicable to the Mergers or any other transactions contemplated hereby, cooperate and grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.
Section 7.16 Dividends. Each of Rolex and Tag shall coordinate with each other on the declaration, setting of record dates, and payment dates of dividends on shares of Rolex Common Stock and Tag Shares, as applicable, subject to applicable Law and the approval of the Rolex Board and the Tag Board, as applicable, so that holders of shares of Rolex Common Stock (x) do not receive a dividend on shares of the Rolex Common Stock with a record date in the first, second, third or fourth calendar quarter and also receive a dividend on the Tag Shares received in the Merger with a record date in the same calendar quarter or (y) fail to receive a dividend on the shares of the Rolex Common Stock with a record date in the first, second, third or fourth calendar quarter and also fail to receive a dividend on the Tag Shares received in the Merger with a record date in the same calendar quarter. Without limiting the foregoing, and notwithstanding anything set forth in Section 6.1(b) to the contrary, Rolex may accelerate the record date and the payment date for any quarterly dividend in respect of shares of Rolex Common Stock that would otherwise have a record date during any calendar quarter commencing on or after January 1, 2026 in order to match the applicable record date and the payment date in respect of the quarterly dividend in respect of Tag Shares with a record date during such calendar quarter. Nothing in this Agreement shall affect the accrual of any dividends payable in respect of shares of Rolex Common Stock or Tag Shares, as applicable.
Section 7.17 Matters Relating to Merger Subs.
(a) Immediately after the execution and delivery of this Agreement, Tag shall execute and deliver to Merger Sub 1 a written consent approving and adopting this Agreement and the transactions contemplated hereby, including the Merger. Promptly after such execution and delivery (and in any event within 24 hours), Tag shall furnish shall a copy of such written consent to Rolex.

(b) Tag shall take all action necessary to cause each Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.
Section 7.18 Delisting. The Parties agree to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Rolex Common Stock from the NYSE and to terminate registration under the Exchange Act; provided, that such delisting and termination shall not be effective until after the Effective Time.
ARTICLE VIII

CORPORATE GOVERNANCE MATTERS
Section 8.1 Tag Board of Directors.
(a) Prior to the Effective Time, Tag shall take all requisite actions so that, as of immediately following the Effective Time, (i) the size of the Tag Board shall be increased to twelve (12) directors, (ii) the Tag Board shall include seven (7) members who are serving as directors of Tag immediately prior to the Effective Time (all such directors, “Legacy Tag Directors”), and (iii) the Tag Board shall include five (5) members who are serving as directors of Rolex immediately prior to the Effective Time (all such directors, “Legacy Rolex Directors” and, together with the Legacy Tag Directors, the “Legacy Directors”) who are independent (within the applicable meaning of the rules and regulations of the SEC and the NYSE) with respect to Tag that are designated by Rolex prior to the Closing and reasonably acceptable to Tag.
(b) Except as may be agreed by two-thirds of all members of the Tag Board (including the affirmative vote of at least two Legacy Rolex Directors), Tag shall cause forty-two percent (42%) (rounded to the nearest whole number) of the Legacy Directors included on the slate of director nominees submitted by the Tag Board to the stockholders of Tag for election at each annual meeting of stockholders of Tag occurring after Closing through the 2027 annual meeting of stockholders of Tag to be Legacy Rolex Directors, and fifty-eight percent (58%) (rounded to the nearest whole number) of the Legacy Directors included on the slate of director nominees submitted to the stockholders of Tag for election at each annual meeting of stockholders of Tag occurring after Closing through the 2027 annual meeting of stockholders of Tag to be to be Legacy Tag Directors.
(c) Except as may be agreed by two-thirds of all members of the Tag Board (including the affirmative vote of at least two Legacy Rolex Directors), during the period from the Effective Time until the Tag’s 2028 annual meeting of stockholders, Tag shall take all requisite actions so that:
(i) the chair of the Tag Board shall be a Legacy Tag Director;
(ii) there shall be two vice chairs of the Tag Board, one of whom shall be a Legacy Tag Director and one of whom shall be a Legacy Rolex director;
(iii) the chair of the Governance, Nominating and Corporate Responsibility Committee of the Tag Board shall be a Legacy Tag Director;
(iv) the chair of the Audit Committee of the Tag Board shall be a Legacy Rolex Director; and
(v) the chair of the Compensation and Human Capital Committee of the Tag Board shall be a Legacy Rolex Director.
ARTICLE IX

CONDITIONS TO THE MERGER
Section 9.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger is subject to the satisfaction or waiver (where permissible pursuant to applicable Law), at or prior to the Closing, of the following conditions:
(a) The Rolex Requisite Vote shall have been obtained.
(b) The Tag Requisite Vote shall have been obtained.
(c) No Order issued by any Governmental Entity of competent jurisdiction or Law prohibiting, preventing, rendering illegal or enjoining (whether temporarily or permanently) the consummation of the Merger shall be in effect.

(d) All applicable waiting periods (and any extensions thereof) under the HSR Act relating to the transactions contemplated hereunder shall have expired or been terminated.
(e) The Tag Shares issuable in connection with the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.
(f) The Form S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or be threatened by the SEC.
Section 9.2 Conditions to Rolex’s Obligation to Effect the Merger. The obligation of Rolex to effect the Merger is subject to the satisfaction or waiver (where permissible pursuant to applicable Law), at or prior to the Closing, of the following conditions:
(a) (i) Each of the representations and warranties of Tag set forth in Section 5.1 (Organization), Section 5.2(a), the first sentence of Section 5.2(b) (Capitalization), Section 5.10(b) (Absence of Certain Changes), and Section 5.21 (Requisite Vote) of this Agreement shall be true and correct in all respects as of the Closing as if made at and as of the Closing (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be so true and correct as of such earlier date) subject, in the case of the representations and warranties in Section 5.2(a) and the first sentence of Section 5.2(b) (Capitalization) only to de minimis inaccuracies, (ii) each of the representations and warranties of Tag set forth in the second sentence of Section 5.2(b) (Capitalization) (other than the first sentence of Section 5.2(b)), Section 5.4 (Corporate Authority), Section 5.25 (Opinion of Financial Adviser), and Section 5.26 (Brokers) of this Agreement shall be true and correct in all material respects as of the Closing as if made at and as of the Closing (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be so true and correct as of such earlier date), and (iii) all other representations and warranties of Tag set forth in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality”, “Material Adverse Effect on Tag”, or “Tag Material Adverse Effect” or phrases of similar import set forth therein) as of the Closing as if made at and as of the Closing (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be so true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Tag Material Adverse Effect.
(b) Tag and Merger Sub 1 shall have performed in all material respects all agreements, covenants and obligations required to be performed by Tag and Merger Sub 1 under this Agreement on or prior to the Closing Date.
(c) Since the date of this Agreement, there shall not have been any change, state of facts, circumstance, occurrence, event or development that, individually or in the aggregate with any other change, state of facts, circumstance, occurrence, event or development, has had or would reasonably be expected to have a Tag Material Adverse Effect.
(d) Rolex shall have received a certificate, signed on behalf of Tag by an executive officer of Tag, certifying as to the matters set forth in Section 9.2(a) through Section 9.2(c).
(e) Rolex shall have received the Rolex Tax Opinion.
Section 9.3 Conditions to Tag’s and Merger Sub 1’s Obligations to Effect the Merger. The obligation of Tag and Merger Sub 1 to effect the Merger is subject to the satisfaction or waiver (where permissible pursuant to applicable Law), at or prior to the Closing, of the following conditions:
(a) (i) Each of the representations and warranties of Rolex set forth in Section 4.1 (Organization), Section 4.2(a), the first sentence of Section 4.2(b) (Capitalization), Section 4.10(b) (Absence of Certain Changes), and Section 4.22 (Requisite Vote) of this Agreement shall be true and correct in all respects as of the Closing as if made at and as of the Closing (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be so true and correct as of such earlier date) subject, in the case of the representations and warranties in Section 4.2(a) and the first sentence of Section 4.2(b) (Capitalization) only to de minimis inaccuracies, (ii) each of the representations and warranties of Rolex set forth in the second sentence of Section 4.2(b) (Capitalization) (other than the first sentence of Section 4.2(b)),

Section 4.4 (Corporate Authority), Section 4.21 (Takeover Statutes), Section 4.24 (Opinion of Financial Adviser), and Section 4.25 (Brokers) of this Agreement shall be true and correct in all material respects as of the Closing as if made at and as of the Closing (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be so true and correct as of such earlier date), and (iii) all other representations and warranties of Rolex set forth in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality”, “Material Adverse Effect on Rolex”, or “Rolex Material Adverse Effect” or phrases of similar import set forth therein) as of the Closing as if made at and as of the Closing (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be so true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Rolex Material Adverse Effect.
(b) Rolex shall have performed in all material respects all agreements, covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date.
(c) Since the date of this Agreement, there shall not have been any change, state of facts, circumstance, occurrence, event or development that, individually or in the aggregate with any other change, state of facts, circumstance, occurrence, event or development, has had or would reasonably be expected to have a Rolex Material Adverse Effect.
(d) Tag shall have received a certificate, signed on behalf of Rolex by an executive officer of Rolex, certifying as to the matters set forth in Section 9.3(a) through Section 9.3(c).
(e) Tag shall have received the Tag Tax Opinion.
ARTICLE X

TERMINATION
Section 10.1 Termination by Mutual Consent. This Agreement may be terminated by mutual written consent of Rolex and Tag at any time prior to the Effective Time, whether before or after the receipt of the Rolex Requisite Vote or the Tag Requisite Vote.
Section 10.2 Termination by Either Rolex or Tag. This Agreement may be terminated by either Rolex or Tag at any time prior to the Effective Time, whether before or after the receipt of the Rolex Requisite Vote or the Tag Requisite Vote, if:
(a) the Effective Time shall not have occurred on or before 5:00 p.m. Eastern time by April 29, 2026 (the “Initial Termination Date”, and as may be extended pursuant to this Section 10.2(a), the “Termination Date”); provided, however, that the Initial Termination Date shall be automatically extended until 5:00 p.m. New York City time on July 29, 2026 (the “First Extended Outside Date”) if, on the Initial Termination Date, any of the conditions to Closing set forth in Section 9.1(c) (to the extent that the failure of such condition to be satisfied arises from an applicable Antitrust Law) or Section 9.1(d) shall not have been satisfied or waived and all other conditions to Closing shall have been satisfied or waived (or in the case of conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied on such date); provided, further, that the First Extended Termination Date shall be automatically extended until 5:00 p.m. New York City time on October 29, 2026, if, on the First Extended Outside Date, any of the conditions to Closing set forth in Section 9.1(c) (to the extent that the failure of such condition to be satisfied arises from an applicable Antitrust Law) or Section 9.1(d) shall not have been satisfied or waived and all other conditions to Closing shall have been satisfied or waived (or in the case of conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied on such date); provided, further, that no Party may terminate this Agreement pursuant to this Section 10.2(a) if such Party’s breach of its obligations under this Agreement shall have materially contributed to or resulted in the failure of the Closing to occur by the Termination Date;
(b) the Rolex Requisite Vote shall not have been obtained after a vote of the Rolex stockholders has been taken and completed at the Rolex Stockholders Meeting or at any adjournment or postponement thereof;
(c) the Tag Requisite Vote shall not have been obtained after a vote of the Tag stockholders has been taken and completed at the Tag Stockholders Meeting or at any adjournment or postponement thereof; or

(d) any Law shall have been adopted or promulgated, or any final, non-appealable Order shall have been issued, by a Governmental Entity of competent jurisdiction having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.
Section 10.3 Termination by Rolex. This Agreement may be terminated by Rolex at any time prior to the Effective Time, whether before or after the receipt of the Rolex Requisite Vote or the Tag Requisite Vote, if:
(a) prior to the receipt of the Tag Requisite Vote, there shall have been a Tag Change of Recommendation;
(b) prior to receipt of the Rolex Requisite Vote, the Rolex Board authorizes Rolex to enter into a written definitive agreement concerning a Superior Proposal in accordance and compliance with Section 7.2 (with such agreement being entered into substantially concurrently with the termination of this Agreement) (provided that concurrently with such termination, Rolex pays the Termination Fee payable pursuant to Section 10.5); or
(c) there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties set forth in this Agreement on the part of Tag, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 9.2(a) or (b), unless such failure is reasonably capable of being cured and is cured by Tag within thirty (30) days following written notice from Rolex to Tag regarding such breach or inaccuracy; provided, that Rolex shall not have the right to terminate this Agreement pursuant to this Section 10.3(c) if Rolex is then in material breach of any representation, warranty, covenant or agreement contained in this Agreement.
Section 10.4 Termination by Tag. This Agreement may be terminated by Tag at any time prior to the Effective Time, whether before or after the receipt of the Rolex Requisite Vote or the Tag Requisite Vote, if:
(a) prior to the receipt of the Rolex Requisite Vote, there shall have been a Rolex Change of Recommendation;
(b) prior to receipt of the Tag Requisite Vote, the Tag Board authorizes Tag to enter into a written definitive agreement concerning a Superior Proposal in accordance and compliance with Section 7.2 (with such agreement being entered into substantially concurrently with the termination of this Agreement) (provided that concurrently with such termination, Tag pays the Termination Fee payable pursuant to Section 10.5); or
(c) there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties set forth in this Agreement on the part of Rolex, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 9.3(a) or (b), unless such failure is reasonably capable of being cured and is cured by Rolex within thirty (30) days following written notice from Tag or Rolex regarding such breach or inaccuracy; provided, that Tag shall not have the right to terminate this Agreement pursuant to this Section 10.4(c) if Tag is then in material breach of any representation, warranty, covenant or agreement contained in this Agreement.
Section 10.5 Effect of Termination and Abandonment.
(a) In the event of termination of this Agreement pursuant to this ARTICLE X, this Agreement (other than as set forth in this Section 10.5 and Section 11.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other Representatives); provided, however, that, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any fraud or Willful Breach of this Agreement, and in each such case, such party shall be fully liable for any and all liabilities and damages that were incurred or suffered by the other parties as a result of such failure or breach (which the parties acknowledge and agree may not be limited to reimbursement of expenses or out-of-pocket costs and may include the benefit of the bargain lost by a party’s stockholders (taking into consideration all other relevant matters, including other combination opportunities and the time value of money), which may be deemed in such event to be damages of such party as determined by the trier of fact); provided, further, that a failure by any Party to consummate the transactions contemplated hereby in breach of this Agreement shall be deemed to be a Willful Breach by such Party.
(b) In the event that this Agreement is terminated by Rolex pursuant to Section 10.3(a) or by Tag pursuant to Section 10.4(b), then Tag shall pay Rolex a fee equal to One Hundred Twenty-Eight Million Dollars ($128,000,000) (such amount, the “Termination Fee”), by wire transfer of same day funds to an account designated by Rolex, within two (2) Business Days after such termination.

(c) In the event that this Agreement is terminated by Tag pursuant to Section 10.4(a) or by Rolex pursuant to Section 10.3(b), then Rolex shall pay Tag the Termination Fee, by wire transfer of same day funds to an account designated by Tag, within two (2) Business Days after such termination.
(d) In the event that (i) (X) after the date of this Agreement, an Acquisition Proposal (substituting in the definition thereof “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of Rolex is publicly proposed or publicly disclosed, and not publicly withdrawn at least two (2) Business Days, prior to the Rolex Stockholders Meeting and this Agreement is terminated by Rolex or Tag pursuant to Section 10.2(b), or (Y) after the date of this Agreement, an Acquisition Proposal (substituting in the definition thereof “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of Rolex is proposed or disclosed, whether or not made public, and (A) solely if the Rolex Requisite Vote shall not have been obtained, this Agreement is terminated by Rolex or Tag pursuant to Section 10.2(a), or (B) this Agreement is terminated by Tag pursuant to Section 10.4(c), and (ii) concurrently with or within twelve (12) months after such termination, Rolex (A) consummates a transaction in respect of an Acquisition Proposal (substituting in the definition thereof “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of Rolex, regardless of whether such Acquisition Proposal is made prior to or after the termination of this Agreement (a “Rolex Qualifying Transaction”), or (B) enters into a definitive agreement providing for a Rolex Qualifying Transaction and later consummates such Rolex Qualifying Transaction, then Rolex shall pay Tag the Termination Fee, by wire transfer of same day funds to an account designated by Tag, within two (2) Business Days after the consummation of such Rolex Qualifying Transaction.
(e) In the event that (i) (X) after the date of this Agreement, an Acquisition Proposal (substituting in the definition thereof “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of Tag is publicly proposed or publicly disclosed, and not publicly withdrawn at least two (2) Business Days, prior to the Tag Stockholders Meeting and this Agreement is terminated by Rolex or Tag pursuant to Section 10.2(c), or (Y) after the date of this Agreement, an Acquisition Proposal (substituting in the definition thereof “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of Tag is proposed or disclosed, whether or not made public, and (A) solely if the Tag Requisite Vote shall not have been obtained, this Agreement is terminated by Rolex or Tag pursuant to Section 10.2(a), or (B) this Agreement is terminated by Rolex pursuant to Section 10.3(c), and (ii) concurrently with or within twelve (12) months after such termination, Tag (A) consummates a transaction in respect of an Acquisition Proposal (substituting in the definition thereof “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of Tag, regardless of whether such Acquisition Proposal is made prior to or after the termination of this Agreement (a “Tag Qualifying Transaction”), or (B) enters into a definitive agreement providing for a Tag Qualifying Transaction and later consummates such Tag Qualifying Transaction, then Tag shall pay Rolex the Termination Fee, by wire transfer of same day funds to an account designated by Rolex, within two (2) Business Days after the consummation of such Tag Qualifying Transaction.
(f) Each of Rolex and Tag acknowledges that the agreements contained in this Section 10.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other Party would not enter into this Agreement; accordingly, if either Party fails to promptly pay or cause to be paid the amount due pursuant to this Section 10.5, and, in order to obtain such payment, the other Party commences a suit that results in a judgment against such Party for the payment set forth in this Section 10.5 or any portion of such payment, such Party shall pay the other Party its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on the amount of the payment at the prime rate established in The Wall Street Journal in effect on the date such payment was required to be paid, from the date on which such payment was required through the date of actual payment.
(g) Notwithstanding anything to the contrary in this Agreement, any payments made pursuant to Section 10.5(b) through Section 10.5(e) shall constitute liquidated damages, and from and after the termination giving rise to such payment, neither Party shall have any further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 10.5. In no event shall any Party be entitled to payment under Section 10.5(b) through Section 10.5(e) on more than one occasion. Each of Rolex and Tag further acknowledge and agree that the right to receive any applicable payment set forth in this Section 10.5 shall not limit or otherwise affect Rolex’s or Tag’s right to specific performance as provided in Section 11.6(c), but for the avoidance of doubt, under no circumstances shall Rolex or Tag, as applicable, directly or indirectly, be permitted or entitled to receive both a grant of specific performance that results in the Closing, on the one hand, and the payment of any amount specified in this Section 10.5 or any other damages, on the other hand.
(h) No termination of this Agreement shall affect the rights and obligations of the Parties under the Confidentiality Agreement, which shall survive termination of this Agreement in accordance with its terms.
ARTICLE XI

MISCELLANEOUS AND GENERAL
Section 11.1 Survival. This ARTICLE XI, together with the agreements of Rolex and Tag contained in Section 1.1 (Certain Defined Terms), Section 7.8 (Expenses), and Section 10.5 (Effect of Termination and Abandonment), shall survive the termination of this Agreement. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time and the other covenants and agreements expressly referred to in this Section 11.1.
Section 11.2 Modification or Amendment. Subject to the provisions of applicable Law, and except as otherwise provided in this Agreement, this Agreement may be amended, modified or supplemented only by a written instrument executed and delivered by all of the parties hereto, whether before or after approval of the matters presented in connection with the Merger by Rolex stockholders and Tag stockholders; provided that, after any such approval, no amendment shall be made for which applicable Law or the rules of any relevant stock exchange requires further approval by such stockholders without such further approval.
Section 11.3 Waiver of Conditions. The conditions to each of the parties’ hereto obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.
Section 11.4 Counterparts. This Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or e-mail shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or e-mail shall be deemed to be their original signatures for all purposes.
Section 11.5 Governing Law. This Agreement and any Action arising out of or relating to this Agreement or the transactions contemplated hereby (whether based in contract, tort, or otherwise) shall be governed and construed in accordance with the Laws of the State of Delaware, including as to validity, interpretation, enforcement and effect, without regard to any applicable conflicts of law principles of the State of Delaware to the extent that the application of the Laws of another jurisdiction would be required thereby.
Section 11.6 Jurisdiction; Enforcement; Waiver of Jury Trial.
(a) Each of the parties irrevocably agrees that any Action arising out of or relating to this Agreement or the transactions contemplated hereby brought by any party shall be brought and determined in the Delaware Court of Chancery; provided, that if jurisdiction is not then available in the Delaware Court of Chancery, then any Action may be brought in any other federal or state court located in the City of Wilmington, Delaware (and any applicable appellate courts) (the foregoing, collectively, the “Chosen Courts”). The parties hereby irrevocably submit to the exclusive personal jurisdiction of the Chosen Courts with respect to any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. Each of the parties to this Agreement hereby waive, and agree not to assert, as a defense in any such action, suit or proceeding, that it is not subject to the jurisdiction of the Chosen Courts or that such action, suit or proceeding may not be brought or is not maintainable in the Chosen Courts or that the venue thereof may not be appropriate or convenient, or that this Agreement or any such document may not be enforced in or by the Chosen Courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined exclusively in the Chosen Courts. The parties hereby consent to and grant the Chosen Courts jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.7 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. A final judgment form the Chosen Courts may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE HEREUNDER IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 11.6.
(c) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions hereof were not performed in accordance with their specific terms or were otherwise breached and that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches hereof and to enforce specifically the terms and provisions hereof exclusively in the Chosen Courts, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. No party to this Agreement shall be required to provide any bond or other security in connection with any injunction.
Section 11.7 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by prepaid overnight courier (providing written proof of delivery), or by confirmed facsimile transmission or electronic mail, addressed as follows:

(a)	If to Rolex, to:

REV Group, Inc.
245 South Executive Drive, Suite 100
Brookfield, WI 53005
	Attn:	Steve Zamansky, Esq.
	Email:	stephen.zamansky@revgroup.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
	Attn:	James P. Dougherty, Esq.
Evan Rosen, Esq.
	Email:	james.dougherty@davispolk.com
evan.rosen@davispolk.com

(b)	If to Tag or either Merger Sub, to:

Terex Corporation
301 Merritt 7, 4th Floor
Norwalk, CT 06851
	Attn:	Scott Posner, Esq.
	Email:	Scott.Posner@terex.com

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
	Attn:	Philip Richter, Esq.
Colum J. Weiden, Esq.
	Email:	philip.richter@friedfrank.com
colum.weiden@friedfrank.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.
Section 11.8 Entire Agreement. This Agreement (including any exhibits hereto), and the Confidentiality Agreement, dated July 30, 2025, between Rolex and Tag (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties hereto, with respect to the subject matter hereof.
Section 11.9 No Third-Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, other than: (i) with respect to the provision of Section 7.9 (Indemnification; Directors’ and Officers’ Insurance), which shall insure to the benefit of the Persons benefiting therefrom who are intended to be third-party beneficiaries thereof; (ii) the right of any holders of Rolex Common Stock and Rolex Stock Awards to receive the Merger Consideration, a Tag Restricted Share Award, an RSA Restricted Cash Payment a Tag RSU Award, an RSU Restricted Cash Payment, as applicable, following the Effective Time in accordance with, and subject to, the terms and conditions of this Agreement; and (iii) the right of Rolex, on behalf of the holders of Rolex Common Stock and Rolex Stock Awards (each of which are third party beneficiaries of this Agreement to the extent required for this clause (iii) to be enforceable), to pursue specific performance as set forth in Section 11.6(c), it being agreed that in no event shall any such holder be entitled to enforce any of their rights, or any of Tag’s or Merger Subs’ obligations, under this Agreement in the event of any such breach, but rather Rolex shall have the sole and exclusive right to do so, as agent for such holders.
Section 11.10 Definitions. Each of the terms set forth in Annex I is defined on the page of this Agreement set forth opposite such term.
Section 11.11 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
Section 11.12 Interpretation; Incorporation of Exhibits; Construction.
(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Schedule, Annex or Exhibit, such reference shall be to a Section of, Schedule to, Annex of or Exhibit to this Agreement unless otherwise indicated. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Schedule, Annex or Exhibit but not otherwise defined therein shall have the meaning as defined in this

Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “ordinary course of business” shall mean, with respect to a Person, the ordinary course of such Person’s business, consistent with past practices of such Person (including with respect to frequency and magnitude), but with such past practices being interpreted hereunder taking into account the circumstances thereof. Any agreement defined or referred to herein means such agreement as from time to time amended, modified or supplemented. Any specific law defined or referred to herein means such law as from time to time amended and to any rules or regulations promulgated thereunder. All references to any period of days shall be deemed to be the relevant number of calendar days unless otherwise specified. All references to “dollars” or “$” shall be to U.S. dollars. Any document or item will be deemed “delivered” or “made available” by a Party to the other Party within the meaning of this Agreement if such document or item is (A) with respect to Tag, posted and made available to Rolex (or its outside consultants, counsel, accountants or other advisors) not later than 6:00 p.m. New York City time on the date that is two calendar days prior to the date of this Agreement in the “Monaco” folder of the data site hosted on Datasite in connection with the transaction (the “Data Room”), or (B) with respect to Rolex, posted and made available to Tag (or its outside consultants, counsel, accountants or other advisors) not later than 6:00 p.m. New York City time on the date that is two calendar days prior to the date of this Agreement in the “Titan” folder of the Data Site.
(b) The term “knowledge of Rolex” shall be deemed to mean the actual knowledge of the individuals set forth in Section 11.12 of the Rolex Disclosure Letter. The term “knowledge of Tag” shall be deemed to mean the actual knowledge of the individuals set forth in Section 11.12 of the Tag Disclosure Letter.
(c) All Schedules, Annexes or Exhibits attached hereto and referred to herein are hereby incorporated herein and made part hereof for all purposes as if fully set forth herein. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the Tag Disclosure Letter and the Rolex Disclosure Letter are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.
(d) The Parties hereto have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
Section 11.13 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, including by way of operation of law or otherwise, by any of the parties hereto without the prior written consent of the other party.
[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

REV GROUP, INC.

By:	/s/ Mark Skonieczny
Name:	Mark Skonieczny
Title:	President and Chief Executive Officer

TEREX CORPORATION

By:	/s/ Simon Meester
Name:	Simon Meester
Title:	Chief Executive Officer

TAG MERGER SUB 1 INC.

By:	/s/ Scott J. Posner
Name:	Scott J. Posner
Title:	Vice President and Secretary

TAG MERGER SUB 2 LLC

By:	/s/ Scott J. Posner
Name:	Scott J. Posner
Title:	Vice President and Secretary

[Signature Page to Agreement and Plan of Merger]

ANNEX I:
Defined Terms

Page
Acquisition Proposal	A-45
Action	A-19
Affiliate	A-2
Agreement	A-1
Anti-Corruption Laws	A-26
Antitrust Law	A-2
Authorization Letters	A-54
Bankruptcy and Equity Exception	A-16
Beneficial Owner	A-2
Book-Entry Shares	A-11
Business Day	A-2
Cash Consideration	A-10
Certificate of Merger	A-8
Certificates	A-11
Chosen Courts	A-63
Closing	A-9
Closing Date	A-10
Code	A-2
Confidentiality Agreement	A-65
Constituent Documents	A-2
Contract	A-2
Data Privacy/Security Requirements	A-23
Debt Financing	A-53
Debt Financing Sources	A-53
DGCL	A-8
Dissenting Shares	A-14
DLLCA	A-9
Effective Time	A-8
Environmental Claim	A-25
Environmental Law	A-2
Environmental Permit	A-2
ERISA	A-2
ERISA Affiliate	A-2
Exchange Agent	A-10
Exchange Fund	A-11
Exchange Ratio	A-10
Expenses	A-2
First Extended Termination Date	A-60
Foreign Direct Investment Law	A-3
Form S-4	A-44
Forward Merger	A-9
Forward Merger Certificate of Merger	A-9
Forward Merger Effective Time	A-9
Forward Merger Surviving Company	A-9
Fractional Share Cash Consideration	A-15
GAAP	A-17
Governmental Entity	A-3
Hazardous Substances	A-3

Page
HSR Act	A-3
Indebtedness	A-3
Indemnified Parties	A-52
Initial Termination Date	A-60
Intellectual Property	A-3
IT Assets	A-3
Joint Proxy Statement/Prospectus	A-44
Law	A-3
Laws	A-3
Legacy Directors	A-58
Legacy Rolex Directors	A-58
Legacy Tag Directors	A-58
Lien	A-16
Malicious Code	A-3
Material Adverse Effect	A-3
Maximum Premium	A-53
Merger	A-8
Merger Consideration	A-10
Merger Sub	A-1
Merger Sub 1 Common Stock	A-10
Merger Subs	A-1
Mergers	A-9
OFAC	A-26
Open Source Software	A-4
Order	A-52
Outbound Investment Rules	A-4
Party	A-4
Payoff Amount	A-53
Permitted Liens	A-4
Person	A-5
Personal Information	A-5
Privacy Laws	A-5
Processing	A-5
Prohibited Payment	A-25
Registered	A-5
Release	A-5
Representative	A-25
Rolex	A-1
Rolex Benefit Plan	A-5
Rolex Board	A-1
Rolex Board Recommendation	A-46
Rolex Change of Recommendation	A-46
Rolex Common Stock	A-10
Rolex Credit Facility	A-6
Rolex Disclosure Letter	A-15
Rolex Financial Advisor	A-27
Rolex Financial Statements	A-6
Rolex Intellectual Property	A-22
Rolex Intervening Event	A-6
Rolex IT Assets	A-6

Page
Rolex Leased Real Property	A-26
Rolex Material Contract	A-23
Rolex Opinion	A-27
Rolex Owned Intellectual Property	A-6
Rolex Owned Real Property	A-26
Rolex Owned Software	A-6
Rolex Preferred Stock	A-16
Rolex Qualifying Transaction	A-62
Rolex Real Property	A-26
Rolex Real Property Lease	A-27
Rolex Real Property Leases	A-27
Rolex Reports	A-15
Rolex Requisite Vote	A-16
Rolex Restricted Share Award	A-13
Rolex RSU Award	A-13
Rolex Stock Awards	A-13
Rolex Stock Plan	A-6
Rolex Stockholders Meeting	A-48
Rolex Subsidiaries	A-15
Rolex Tax Counsel	A-6
Rolex Tax Opinion	A-6
RSU Restricted Cash Payment	A-13
RSUs	A-13
Sarbanes-Oxley Act	A-17
Securities	A-6
Security Plan	A-23
Software	A-6
Specified Rolex Transaction	A-45
Specified Tag Transaction	A-45
Stock Consideration	A-10
Subsidiary	A-6
Substantial Detriment	A-7
Superior Proposal	A-47
Surviving Corporation	A-8
Tag	A-1
Tag Benefit Plan	A-7
Tag Board	A-1
Tag Board Recommendation	A-47
Tag Change of Recommendation	A-47
Tag Common Stock	A-7
Tag Credit Facility	A-7
Tag Disclosure Letter	A-27
Tag Financial Advisor	A-39
Tag Financial Statements	A-7
Tag Intellectual Property	A-34
Tag Intervening Event	A-7
Tag IT Assets	A-7
Tag Leased Real Property	A-38
Tag Material Contract	A-35
Tag Opinion	A-39

Page
Tag Owned Intellectual Property	A-7
Tag Owned Real Property	A-38
Tag Owned Software	A-7
Tag Permits	A-31
Tag Preferred Stock	A-28
Tag Qualifying Transaction	A-62
Tag Real Property	A-38
Tag Real Property Lease	A-38
Tag Real Property Leases	A-38
Tag Reports	A-27
Tag Requisite Vote	A-29
Tag Restricted Share Award	A-13
Tag RSU Award	A-13
Tag Share Issuance	A-1
Tag Share Price	A-7
Tag Shares	A-7
Tag Stock Awards	A-13
Tag Stock Plans	A-7
Tag Stockholders Meeting	A-48
Tag Subsidiaries	A-28
Tag Tax Counsel	A-7
Tag Tax Opinion	A-8
Tax	A-8
Tax Return	A-8
Taxes	A-8
Taxing Authority	A-8
Termination Date	A-60
Termination Fee	A-61
Transaction	A-8
Transaction Litigation	A-57
Treasury Regulations	A-1
Willful Breach	A-8

Annex B

745 Seventh Avenue New York, NY 10019 United States

CONFIDENTIAL
October 29, 2025
Board of Directors
Terex Corporation
301 Merritt 7, 4th Floor, Norwalk
Connecticut 06851
Members of the Board of Directors:
We understand that Terex Corporation, a Delaware corporation (the “Company”) intends to enter into a transaction (the “Transaction”) with REV Group, Inc., a Delaware corporation (“REV Group”), Tag Merger Sub 1 Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Merger Sub 1”), and Tag Merger Sub 2 LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Company (“Merger Sub 2”), pursuant to which (i) Merger Sub 1 will merge with and into REV Group, with REV Group surviving the merger as a wholly owned subsidiary of the Company (the “Merger”), (ii) immediately following the effective time of the Merger, REV Group will merge with and into Merger Sub 2, with Merger Sub 2 surviving the merger as a wholly owned subsidiary of the Company and (iii) each share of common stock, par value $0.001 per share, of REV Group (“REV Group Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (other than shares of REV Group Common Stock to be cancelled pursuant to the Agreement (as defined below)) will be converted into the right to receive from the Company (a) 0.9809 shares of common stock, par value $0.01 per share, of the Company (the “Stock Consideration”), and (b) $8.71 in cash, without interest (the “Cash Consideration,” together with the Stock Consideration and any cash in lieu of fractional shares to be paid and issued pursuant to the Agreement (as defined below), the “Consideration”).  The terms and conditions of the Transaction are set forth in more detail in the Agreement and Plan of Merger (the “Agreement”) entered into by and among the Company, REV Group, Merger Sub 1 and Merger Sub 2 on October 29, 2025.  The summary of the Transaction set forth above is qualified in its entirety by the terms of the Agreement.
We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Consideration to be paid by the Company in the Transaction.  We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Transaction or the likelihood of consummation of the Transaction.  In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration paid in the Transaction or otherwise.  Our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage.
In arriving at our opinion, we reviewed and analyzed: (1) the Agreement, dated as of October 29, 2025 and the specific terms of the Transaction; (2) publicly available information concerning the Company and REV Group that we believe to be relevant to our analysis, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025, REV Group’s Annual Report on Form 10-K for the fiscal year ended October 31, 2024, and REV Group’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2025; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including a draft of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025, and financial projections of the Company prepared by management of the Company (the “Company Projections”); (4) financial and operating information with respect to the business, operations and prospects of REV Group furnished to us by REV Group, including financial projections of REV Group prepared by management of REV Group, as reviewed and approved for our use by the Company (the “REV Group Projections”), (5) financial projections of the Company pro forma for the consummation of the Transaction prepared by management of the Company (the “Pro Forma Projections”), including cost savings, operating synergies and other strategic benefits expected by management of the Company to result from the combination of the businesses of the Company and REV Group (collectively, the “Expected Synergies”); (6) trading histories of the Company’s common stock from August 1, 2025 to October 28, 2025 and REV Group Common Stock from August 1, 2025 to October 28, 2025 and a comparison of those trading histories with those of other companies that we deemed relevant; (7) a comparison of the historical financial results and present financial condition of the Company and REV Group with each other and with those of other companies that we deemed relevant; (8) published estimates of independent research analysts with respect to the future financial performance and price targets of the Company and REV Group; and (9) the relative equity value contributions of the Company and REV Group to the combined company on a pro forma basis.  In addition, we have had discussions with each of the managements of the Company and REV Group concerning their respective businesses, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.
In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading.  With respect to the Company Projections, upon the advice and at the direction of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company on a stand-alone basis and that the Company would, on a stand-alone basis, perform substantially in accordance with such projections and have relied on the Company Projections in arriving at our opinion.  With respect to the REV Group Projections, upon the advice and at the direction of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of REV Group on a stand-alone basis and that REV Group would, on a stand-alone basis, perform substantially in accordance with such projections and have relied on the REV Group Projections in arriving at our opinion  With respect to the Pro Forma Projections, upon the advice and at the direction of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company pro forma for the consummation of the Transaction and that the Company following the consummation of the Transaction will perform substantially in accordance with such projections and have relied on the Pro Forma Projections in arriving at our opinion.  Furthermore, upon the advice and at the direction of the Company, we have assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized in accordance with such estimates.  We assume no responsibility for and we express no view as to any such projections or estimates (including the Expected Synergies) or the assumptions on which they are based.  In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or REV Group and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or REV Group.  Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.  We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.  We express no opinion as to the prices at which shares of common stock of the Company or REV Group Common Stock would trade following the announcement or consummation of the Transaction.
We have assumed the accuracy of the representations and warranties contained in the Agreement and compliance by the parties with their agreements contained in the Agreement in all respects material to our analysis and opinion.  We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Transaction will be obtained within the constraints contemplated by the Agreement and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof.  We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.
Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, the Consideration to be paid by the Company in the Transaction is fair to the Company from a financial point of view.
We are acting as financial advisor to the Company in connection with the Transaction and will receive fees for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Transaction.  In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement and the rendering of this opinion.  We have performed various investment banking services for the Company and REV Group in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services.  Specifically, in the past two years, we have performed the following investment banking and financial services for the Company for which we have received investment banking fees: (i) acting as (w) financial advisor, (x) bridge loan lender, (y) term loan lender and (z) initial purchaser on a private offering of senior notes, each in connection with the Company’s acquisition of Dover’s Environmental Solutions

Group, and (ii) acted as joint lead arranger and as swap counterparty in connection with various cross-currency swap transactions.  In addition, we have been and continue to be a lender under the Company’s revolving credit facility and we have and will continue to receive customary fees in connection therewith.  Recently, Barclays, including Barclays’ deal team members currently working for the Company, had discussions with and provided pitch materials and financial analysis to REV Group regarding a potential combination with the Company, certain of which materials provided high level, illustrative valuation and combination analyses based solely on public information.  In the past two years, we have not performed any investment banking or financial services for REV Group for which we have received fees.
Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services.  In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and REV Group for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.
This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Transaction.  This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Transaction.

Very truly yours,

BARCLAYS CAPITAL INC.

Annex C

October 29, 2025
The Board of Directors
REV Group, Inc.
245  South Executive Drive, Suite 100
Brookfield, WI 53005
Members of the Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of REV Group, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed mergers (the “Transaction”) of the Company with  wholly-owned subsidiaries of Terex Corporation (the “Acquiror”). Pursuant to the Agreement and Plan of Merger dated as of October 29, 2025 (the “Agreement”), by and among the Company, Tag Merger Sub 1 Inc., Tag Merger Sub 2 LLC, and the Acquiror, Tag Merger Sub 1 Inc. will merge with and into the Company (the “Merger”), with the Company surviving as a direct, wholly owned subsidiary of the Acquiror, to be followed by a second-step merger of the surviving corporation with and into Tag Merger Sub 2 LLC (the “Forward Merger,” and together with the Merger, the “Mergers”). At the effective time of the Merger (the “Effective Time”), each outstanding share of Company Common Stock, other than shares owned or held by the Company or its subsidiaries in treasury, shares owned by the Acquiror, Tag Merger Sub 1 Inc. or Tag Merger Sub 2 LLC,  Dissenting Shares and Rolex Restricted Share Awards (each as defined in the Agreement), will be converted into the right to receive 0.9809 shares of the Acquiror’s common stock, par value $0.01 per share (the “Acquiror Common Stock,” and such share consideration, the “Stock Consideration”), and $8.71 in cash (the “Cash Consideration,” and together with the Stock Consideration and any cash in lieu of fractional shares as provided for in the Agreement, the “Consideration”).
In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock, the Acquiror Common Stock, and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the managements of the Company and the Acquiror relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.
In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror and certain other matters we believed necessary or appropriate to our inquiry.
In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us.  We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes and have the tax
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consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.
Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.  Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.
We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.  During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint bookrunner on an amendment to the Company’s existing credit facility in February 2025. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Acquiror, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint bookrunner on a debt offering in September 2024. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we likely hold long or short positions in such securities or other financial instruments.
On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.
The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.
Very truly yours,
J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC
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